Form 10-K, Exhibit 13
period 1995-06-30
MISSISSIPPI CHEMICAL CORP /MS/
filed 1995-09-28
CIK 66895

EXHIBIT 13

                        Mississippi Chemical Corporation
                              Financial Highlights

(In thousands, except per share data)

                                  Fiscal Year Ended June 30,
                         1995      1994      1993      1992      1991
INCOME STATEMENT DATA:
Net sales              $388,154  $309,360  $289,125  $239,657  $214,990
Operating income       $ 80,969  $ 37,905  $ 29,180  $ 40,804  $ 54,973
Income from continuing
  operations before
  cumulative effect of
  change in accounting
  principle            $ 52,230  $ 26,912  $ 22,681  $ 31,349  $ 48,037
Net income             $ 52,230  $ 36,523  $  4,790  $ 13,003  $ 39,384
Income from continuing
  operations assuming
  conversion from a
  cooperative to a
  regular business
  corporation as of
  July 1, 1990 (1)          n/a  $ 21,415  $ 17,533  $ 22,821  $ 33,999
Earnings per share (2) $   2.34  $   1.10  $   0.92  $   1.23  $   1.90
Weighted average
  common shares
  outstanding (3)        22,365    19,454    19,035    18,521    17,885


                                          June 30,
                          1995     1994       1993      1992      1991
BALANCE SHEET DATA:
Working capital        $ 70,790  $ 34,931  $ 22,802  $ 35,225  $ 54,926
Total assets           $302,215  $298,430  $296,053  $303,158  $287,835
Long-term debt,
  excluding long-term
  debt due within one
  year                 $  2,478  $ 57,217  $ 52,357  $ 59,333  $ 67,489
Shareholders' equity   $227,307  $142,956  $119,574  $128,195  $138,762
Cash dividends declared
  per common share (4) $   0.16  $      -  $      -  $      -  $      -

(1) For 1994, 1993, 1992 and 1991, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1990, income taxes would have been increased by the following approximate amounts: $5.5 million, $5.1 million, $8.5 million and $14.0 million for fiscal 1994, 1993, 1992 and 1991, respectively.

(2) For 1994, 1993, 1992 and 1991, earnings per share reflect the reorganization of the Company from a cooperative to a regular business corporation as if it had occurred July 1, 1990, and is based on income from continuing operations.

(3) For 1994, 1993, 1992 and 1991, weighted average common shares outstanding reflect the reorganization of the Company from a cooperative to a regular business corporation as if it had occurred July 1, 1990.

(4) For 1994, 1993, 1992 and 1991, the Company operated as a cooperative and paid cash patronage refunds in lieu of cash dividends.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's results of operations have historically been influenced by a number of factors beyond the Company's control which have, at times, had a significant effect on the Company's operating results. Fertilizer demand and prices are highly dependent upon conditions in the agricultural industry and can be affected by a variety of factors, including planted acreage, United States government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, weather and changes in agricultural production methods. The Company's results can be affected by such factors as the relative value of the U.S. dollar, foreign agricultural policies (in particular the policies of the governments of India and China regarding subsidies of fertilizer imports), and the hard currency demands of countries such as the former Soviet Union ("FSU").

     In fiscal 1995, fertilizer industry conditions improved significantly as strong demand and prices for all products prevailed throughout much of the year. Nitrogen fertilizer prices responded favorably to the reduced negative impact of exports from the FSU, where nitrogen producers have historically benefited from subsidized natural gas and transportation. As part of the continuing transition to a free-market economy, government subsidies in the FSU have been reduced or eliminated, and export prices have risen in response to increased production and transportation costs. During the year, prices for nitrogen products reached their highest levels in 15 years. The U.S. nitrogen industry also benefited from favorable natural gas prices. During fiscal 1995, the phosphate fertilizer market reacted positively to strong export demand, principally from China and India and to declining exports from the FSU. Diammonium phosphate ("DAP") prices reached their highest levels since the late 1980s. Potash prices remained stable throughout fiscal 1995.

     Although weather conditions adversely affected fertilizer movement late in the year, market fundamentals remain strong, and the outlook for the upcoming fiscal year is positive. Current low grain inventories and increasing grain consumption should translate into strong fertilizer usage for fiscal 1996. Many industry analysts also predict a continuation of soft natural gas prices.

     The Company realized a significant improvement in results of operations in fiscal 1995 with net sales increasing 25.5% to $388.2 million from $309.4 million in 1994 and operating income increasing 113.6% to $81.0 million from $37.9 million in 1994. Reflecting improved market conditions, the Company realized substantially higher prices for nitrogen products and DAP in fiscal 1995. The average sales price per ton of nitrogen fertilizer increased to $138 in fiscal 1995 from $122 in fiscal 1994. For fiscal 1995, the average sales price of DAP was $165 per ton as compared to $131 per ton for fiscal 1994. The average sales price of potash in fiscal 1995 was $77 per ton as compared to $73 per ton for fiscal 1994.

     Effective July 1, 1994, the Company converted from a cooperative (the "Cooperative") to a regular business corporation. The substantial majority of the Cooperative's sales of nitrogen fertilizers were made to its shareholders who purchased such products pursuant to preferred patronage rights based on their stock ownership and who received patronage refunds with respect to such purchases based on the difference between the sales price and the cost of manufacturing, distributing and selling the product. Although the Company no longer grants preferred patronage rights or pays patronage refunds, the Company has retained the majority of its customer base and nitrogen fertilizer sales volumes and profitability have not been nor are they expected to be adversely affected by the conversion.

     CHANGE IN ACCOUNTING PRINCIPLE. Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting principle decreased fiscal 1994 income by $6.1 million.

RESULTS OF OPERATIONS

     Following are summaries of the Company's sales results by product categories:

                          Fiscal Year Ended June 30
                         ---------------------------
                          1995     1994      1993
                         -------- --------  --------
                               (in thousands)
Net Sales:
     Nitrogen           $240,692 $199,918  $189,127
     DAP                 117,495   83,367    78,906
     Potash               27,433   24,084    20,149
     Other                 2,534    1,991       943
                        -------- --------  --------
     Net Sales          $388,154 $309,360  $289,125
                        ======== ========  ========


                          Fiscal Year Ended June 30
                         ---------------------------
                           1995     1994      1993
                         --------  -------   -------
                               (in thousands)
Tons Sold:

     Nitrogen              1,748    1,643     1,602
     DAP                     713      638       692
     Potash                  357      330       283


                          Fiscal Year Ended June 30
                         ----------------------------
                           1995      1994      1993
                         --------   -------   -------
Average Price
  Per Ton:

     Nitrogen              $ 138    $ 122     $ 118
     DAP                   $ 165    $ 131     $ 114
     Potash                $  77    $  73     $  71



FISCAL 1995 COMPARED TO FISCAL 1994

     NET SALES. Net sales increased 25.5% from $309.4 million for fiscal 1994 to $388.2 million for fiscal 1995, primarily as a result of higher sales prices and increased sales volumes for nitrogen and DAP fertilizers. Nitrogen fertilizer sales increased 20.4% as a result of a 6.4% increase in tons sold and a 12.8% increase in prices. In fiscal 1995, the Company agreed to purchase the ammonium nitrate fertilizer (up to approximately 240,000 tons per year) produced by Air Products and Chemicals, Inc. at its Pace, Florida, manufacturing facility. The Company purchased 143,674 tons of ammonium nitrate from Air Products during fiscal 1995. The Pace ammonium nitrate facility has suspended production due to sustained high ammonia prices. Subject to future changes in the price relationship between ammonia and ammonium nitrate, the Company does not anticipate purchasing material quantities of ammonium nitrate from Air Products during fiscal 1996. Sales of DAP increased 40.9% as a result of a 26.1% increase in prices and an 11.8% increase in tons sold. Potash sales increased 13.9% as a result of an 8.2% increase in tons sold and a 5.2% increase in prices.

     COST OF PRODUCTS SOLD. Cost of products sold increased from $216.2 million for fiscal 1994 to $254.6 million for fiscal 1995. As a percentage of net sales, cost of products sold decreased from 69.9% in fiscal 1994 to 65.6% in fiscal 1995. This decrease reflects increases in sales prices for all products and a reduction in the production cost per ton for nitrogen fertilizers and potash offset by increases in the production cost per ton of DAP. During the current fiscal year, the Company incurred higher costs related to its nitrogen products due to increased purchases of finished products. Nitrogen fertilizer production cost per ton decreased due to lower prices paid for natural gas during the current year and lower maintenance and labor costs due to a scheduled biennial maintenance turnaround at the Company's Yazoo City facility during the prior year.

     DAP costs per ton increased during fiscal 1995 as a result of higher raw material costs, primarily for ammonia and sulfur. Phosphate rock costs also increased during the year due to the operation of the Company's phosphate rock supply contract which bases the price of phosphate rock on the phosphate rock costs incurred by certain domestic phosphate producers and on the financial performance of the Company's phosphate operations.

     Potash production costs per ton decreased as a result of increased production volume during the current fiscal year resulting from an expansion which was completed in May 1994. This expansion increased potash production capacity from approximately 300,000 tons to approximately 420,000 tons per year.

     SELLING EXPENSES. Selling expenses decreased from $29.3 million for fiscal 1994, to $29.2 million for fiscal 1995. As a percentage of net sales, selling expenses decreased from 9.5% in fiscal 1994 to 7.5% in fiscal 1995. Factors contributing to this decrease were increased sales prices for all products and an increase in DAP sales which bore no delivery expense. Also, the Company sold more of its nitrogen products directly from production facilities, thereby eliminating delivery and storage expense on those sales.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $19.9 million for fiscal 1994, to $23.3 million for fiscal 1995. This increase was primarily due to increased expenses related to the purchase of a new computer system and an increase in the Company's reserve for uncollectible accounts. As a percentage of net sales, general and administrative expenses decreased from 6.4% in fiscal 1994 to 6.0% in fiscal 1995. This decrease was primarily the result of increased sales prices for all products.

     OPERATING INCOME. As a result of the above factors, operating income increased from $37.9 million for fiscal 1994, to $81.0 million for fiscal 1995, a 113.6% increase.

     INTEREST, NET. Net interest decreased from $4.0 million for fiscal 1994, to $52,000 for fiscal 1995. This decrease is primarily a reflection of lower levels of borrowings due to the repayment of debt from the proceeds of a stock offering in August 1994. The Company also had higher earnings due to higher levels of investments and higher rates earned on these investments during fiscal 1995.

     INCOME TAX EXPENSE. Income tax expense increased from $6.0 million for fiscal 1994, to $29.2 million for fiscal 1995. The Company's effective tax rate increased significantly in the current fiscal year as a result of the conversion from a cooperative to a regular business corporation on July 1, 1994. As a cooperative, earnings on business done with shareholders were distributed to shareholders as patronage refunds which were deductible for income tax purposes.

     INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. As a result of the foregoing, income from continuing operations before the cumulative effect of a change in accounting principle increased from $26.9 million for fiscal 1994, to $52.2 million for fiscal 1995.


FISCAL 1994 COMPARED TO FISCAL 1993

     NET SALES. Net sales increased 7.0% from $289.1 million for fiscal 1993, to $309.4 million for fiscal 1994, primarily as a result of higher sales prices for nitrogen and DAP fertilizers and increased sales volumes of potash. Nitrogen fertilizer sales increased 5.7% as a result of a 2.6% increase in tons sold and a 3.1% increase in prices. Sales of DAP increased 5.7% as a result of a 14.6% increase in prices offset by a 7.8% decrease in tons sold. Potash sales increased 19.5% as a result of a 16.5% increase in tons sold and a 2.6% increase in prices.

     COST OF PRODUCTS SOLD. Cost of products sold increased from $212.5 million for fiscal 1993, to $216.2 million for fiscal 1994. As a percentage of net sales, cost of products sold decreased from 73.5% to 69.9%. This decrease reflects an increase in the cost per ton of nitrogen fertilizers, offset by decreases in the cost per ton of both DAP and potash. Nitrogen fertilizer costs increased partially as a result of increased maintenance and labor costs related to a scheduled biennial maintenance turnaround at the Company's Yazoo City nitrogen production facility during September 1993. Also contributing to the increase in costs were higher natural gas costs and increased depreciation expense related to a new nitric acid plant at Yazoo City which began operating in January 1993. DAP costs per ton declined as a result of lower raw material costs. Potash production costs per ton decreased as a result of increased production volume for fiscal 1994.

     During fiscal 1994, the Company recorded a non-cash charge of $6.1 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge related to the portion of the disposal facility utilized to date and it is estimated that future charges of approximately $3.0 million will be accrued over the estimated six-year remaining life of the facility.

     SELLING EXPENSES. Selling expenses increased from $28.9 million for fiscal 1993, to $29.3 million for fiscal 1994, reflecting higher sales volumes. As a percentage of net sales, however, selling expenses decreased from 10.0% to 9.5% primarily as a result of lower delivery costs per ton.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $18.6 million for fiscal 1993, to $19.9 million for fiscal 1994, primarily as a result of increases in legal fees and information processing costs. General and administrative expenses were 6.4% of net sales in fiscal 1993 and 1994.

     OPERATING INCOME. As a result of the above factors, operating income increased from $29.2 million for fiscal 1993, to $37.9 million for fiscal 1994. Before the effect of the non-cash charge for gypsum disposal costs, operating income for fiscal 1994 was $44.0 million, a 50.7% increase over fiscal 1993.

     INTEREST, NET. Net interest increased from $3.6 million for fiscal 1993, to $4.0 million for fiscal 1994, reflecting a $1.0 million decrease in capitalized interest related to the construction of a new nitric acid plant at the Yazoo City facility in fiscal 1993. Also increasing net interest expense in the current period was lower interest income due to lower levels of cash. Partially offsetting this increase were lower levels of borrowings and lower interest rates paid.

     RESTRUCTURING. Fiscal 1994 results include $1.4 million of Reorganization expenses.

     INCOME TAX EXPENSE. Income tax expense increased from $3.7 million for fiscal 1993, to $6.0 million for fiscal 1994. The increase in income tax expense in the current year was due to increased non-member income.

     INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. As a result of the foregoing, income from continuing operations before the cumulative effect of a change in accounting principle increased from $22.7 million for fiscal 1993, to $26.9 million for fiscal 1994. Before the effect of the non-cash charge for gypsum disposal costs and the restructuring expense, income from continuing operations before cumulative effect of a change in accounting principle for the period was $34.4 million.

     EFFECT OF REORGANIZATION. If the Company had not operated as a cooperative, income taxes would have been $11.5 million for fiscal 1994, and $8.8 million for fiscal 1993. Income from continuing operations before cumulative effect of a change in accounting principle assuming conversion from a cooperative to a regular business corporation would have been $21.4 million for fiscal 1994, and $17.5 million for fiscal 1993. Before the effect of the non-cash charge for gypsum disposal costs and the restructuring expense, income from continuing operations before the cumulative effect of the change in accounting principle would have been $28.9 million for the period.


LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1995, the Company had cash and cash equivalents of $29.6 million, compared to $23.2 million at June 30, 1994, an increase of $6.4 million. At June 30, 1994, cash and cash equivalents had increased to $23.2 million from $22.0 million at June 30, 1993, an increase of $1.2 million.

     OPERATING ACTIVITIES. For fiscal 1995 and fiscal 1994, net cash provided by operating activities was $78.7 million and $39.8 million, respectively.

     INVESTING ACTIVITIES. Net cash used by investing activities was $26.9 million, $25.4 million and $29.6 million, respectively, for fiscal 1995, 1994 and 1993, primarily reflecting capital expenditures in those periods. In addition to capital expenditures, cash flows from investing activities for the three years combined included an aggregate of $17.4 million in payments required under a newsprint purchase contract with Newsprint South, Inc. ("NSI"). As a result of the disposition of NSI, the Company is no longer obligated to make these payments. Also included in cash flows from investing activities for fiscal 1994 was $10.8 million in payments made to settle certain obligations in connection with the disposition of NSI.

     Capital expenditures were $22.3 million during fiscal 1995. These expenditures were for improvements and modifications to the Company's facilities, including approximately $3.3 million for the purchase of a new computer system, approximately $7.1 million for an emission control system for the ammonium nitrate prill towers at the Yazoo City nitrogen production facility, and approximately $3.8 million for a phosphate rock unloading system at the Pascagoula DAP facility.

     FINANCING ACTIVITIES. Net cash used by financing activities was $45.4 million, $13.2 million, and $36.2 million, respectively, for fiscal 1995, 1994 and 1993. During fiscal 1995, the amounts provided by financing activities included $47.4 million in proceeds received from a stock offering in August 1994. These proceeds were subsequently used to prepay approximately $29.0 million of the Company's long-term debt and a portion of the Company's revolving credit facility. The Company also paid $5.7 million to its shareholders related to the reorganization of the Company, $3.7 million in cash dividends and $4.8 million to purchase treasury stock. In addition, the Company paid $14.8 million in cash patronage refunds related to fiscal 1994, when the Company operated as a cooperative.

     For fiscal 1994 and 1993, the amounts used by financing activities included cash patronage payments of $13.4 million and $22.5 million, respectively.
During fiscal 1994, the Company prepaid $12.2 million of long-term debt with the National Bank for Cooperatives ("CoBank") which had maturities through fiscal 1998. During fiscal 1993, the Company prepaid $8.9 million of 9.5% secured notes which had maturities scheduled through fiscal 1997. In addition, the Company paid $11.2 million and $10.9 million, respectively, on long-term debt that matured during fiscal 1995 and 1994.

     The Company and its subsidiaries have commitments for short-term borrowings up to $20.0 million, which includes $15.0 million from NationsBank. At June 30, 1995, there were no short-term borrowings outstanding on these commitments as compared to $7.0 million and $4.6 million for fiscal 1994 and 1993, respectively.

     In addition to its short-term lines, the Company also has a $50.0 million long-term revolving credit facility with NationsBank that bears interest at the prime rate or for fixed periods at interest rates related to the London Interbank Offered Rates or U.S. Treasury notes. At June 30, 1995, there was no balance outstanding on this facility. The amounts borrowed under the Company's credit lines vary based on the Company's seasonal requirements. The maximum combined amount outstanding under the short-term lines and the revolving credit facility at any month-end for fiscal 1995 was $16.2 million.

     In December 1994, the Company signed a letter of intent with Farmland Industries to enter into a 50-50 joint venture to construct and operate a 1,900 short-ton-per-day anhydrous ammonia plant to be located near La Brea, Trinidad. The project is expected to cost approximately $330 million. It is anticipated that a substantial portion of the cost will be financed on a nonrecourse project basis. The Company's equity contribution will be financed with internally generated cash flows and available lines of credit.

     The Company believes that existing cash, cash generated from operations, and available lines of credit will be sufficient to satisfy its financing needs for the foreseeable future.



QUARTERLY RESULTS

     The usage of fertilizer is highly seasonal, and the Company's quarterly results reflect the fact that in the Company's markets significantly more fertilizer is purchased in the spring. Significant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since interim period operating results reflect the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next primarily as a result of weather-related shifts in planting schedules and purchase patterns. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

     The following table presents selected unaudited quarterly results of operations for fiscal 1995 and fiscal 1994.


(In thousands, except per share data)

                             Year Ending June 30, 1995
                        ----------------------------------------
                          1st Q      2nd Q     3rd Q     4th Q
                        ----------------------------------------
Net sales              $  72,751  $  83,713 $ 114,677  $ 117,013

Operating income       $  10,876  $  16,129 $  27,457  $  26,507

Income from continuing
  operations           $   5,776  $  10,439 $  17,198  $  18,817

Earnings per share (1) $    0.27  $    0.46 $    0.75  $    0.82

Weighted average common
  shares outstanding      21,125     22,920    22,934     22,855

Dividends paid per
  share                $       -  $       - $    0.08  $    0.08

Common stock price range
   -  high             $   19.25  $   19.00 $   19.88  $   20.13
   -  low              $   15.00  $   14.75 $   16.50  $   15.38


                               Year Ending June 30, 1994
                        ----------------------------------------
                          1st Q      2nd Q     3rd Q      4th Q
                        ----------------------------------------
Net sales              $  45,220  $  61,105 $ 104,158  $  98,877

Operating income (2)   $   2,071  $   4,044 $  11,707  $  20,083

Income from continuing
  operations before
  cumulative effect of
  change in accounting
  principle            $     799  $   1,660 $   9,467  $  14,986

Income from continuing
  operations assuming
  conversion to a
  regular business
  corporation (3)      $     639  $   1,878 $   7,235  $  11,663

Earnings per share (4) $    0.03  $    0.10 $    0.37  $    0.60


(1) For 1995, quarterly amounts do not add to the annual earnings per share because of changes in the number of outstanding shares during the year.

(2) Includes a non-cash charge of $5.9 million in the third quarter of fiscal
1994 relating to the estimated cost of the gypsum disposal facility at the Company's Pascagoula facility. The fourth quarter of fiscal 1994 also includes a restructuring charge of $1.4 million.

(3) During fiscal 1994, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. This reflects the Company's quarterly results for 1994 as if it had operated as a regular business corporation in that year.

(4) For 1994, earnings per share reflect the reorganization of the Company from a cooperative to a regular business corporation effective July 1, 1994.
Weighted average shares outstanding for each of the quarters in fiscal 1994 is assumed to be equal to the weighted average shares outstanding for the year of 19,454,354.


     The Company's common stock is listed on the NASDAQ Stock Market's National Market (the "Nasdaq Market") under the symbol "MISS." As of June 30, 1995, shareholders of record numbered approximately 11,785.


DISCONTINUED OPERATIONS

     On June 30, 1994, the Company disposed of a majority of its interest in NSI. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. The transaction involved a transfer by the Company of 70% of its economic interest in NSI to various individuals designated by the lessor of the newsprint facility leveraged lease. The Company did not retain any voting interest in NSI. The disposition of NSI allows the Company to focus its attention on its core fertilizer business.

     Under the terms of the transaction, the Company paid $19.0 million to NSI in various forms including capital contributions, payments in liquidation of the Company's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Prior loans in the amount of approximately $13.7 million made by the Company to NSI pursuant to a newsprint purchase contract between the Company and NSI were converted to capital. Pursuant to the transaction, the Company also purchased from NSI its CoBank common stock for $4.0 million. This stock is scheduled for redemption at the face amount by CoBank during the next four years.

     Subsequent to this transaction, the Company is accounting for its continuing interest in NSI using the cost method of accounting for investments. In connection therewith, the Company wrote up to zero its negative investment in NSI of $39.7 million as it will have no continuing obligation to fund any of NSI's future losses.






                        MISSISSIPPI CHEMICAL CORPORATION

                                 AND SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE FISCAL YEARS ENDED JUNE 30, 1995, 1994 AND 1993

                          TOGETHER WITH AUDITORS' REPORT




                    Report of Independent Public Accountants

To the Board of Directors and
   the Shareholders of
   Mississippi Chemical Corporation:

We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the three years ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for the three years ended June 30, 1995, in conformity with generally accepted accounting principles.

As further explained in Note 1 to the consolidated financial statements as of July 1, 1993, the Company has given cumulative effect to the change in accounting for income taxes under Statement of Financial Accounting Standards No. 109.



Memphis, Tennessee,                               Arthur Andersen LLP
  July 28, 1995.


                         MISSISSIPPI CHEMICAL CORPORATION
                                 AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS


(Dollars in thousands)                                       June 30
                                                  --------------------------
                 ASSETS                              1995            1994
CURRENT ASSETS:                                   ---------       ----------
   Cash and cash equivalents                      $ 29,617       $  23,219
   Accounts receivable
     (less allowances of $1,000 and $500)           30,424          28,659
   Inventories                                      50,315          33,990
   Prepaid expenses and other current assets         3,012           3,981
   Deferred income taxes                             1,929           9,682
                                                  --------       ---------
          Total current assets                     115,297          99,531

INVESTMENTS AND OTHER ASSETS:
   Investments                                       4,087           7,441
   Other                                            10,275           9,813
                                                  --------       ---------
          Total investments and other assets        14,362          17,254

PROPERTIES HELD FOR SALE                            52,919          66,928

PROPERTY, PLANT AND EQUIPMENT, at cost,
   less accumulated depreciation, depletion
   and amortization                                119,637         114,717
                                                  --------        --------
                                                  $302,215        $298,430
                                                  ========        ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Long-term debt due within one year             $    775        $  2,948
   Notes payable                                         -           7,030
   Accounts payable                                 31,520          28,569
   Accrued liabilities                               8,799           8,325
   Income taxes payable                              3,413           2,972
   Patronage refunds payable                             -          14,756
                                                  --------        --------
          Total current liabilities                 44,507          64,600

LONG-TERM DEBT                                       2,478          57,217

OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS    15,167          24,704

DEFERRED INCOME TAXES                               12,756           8,953

COMMITMENTS AND CONTINGENCIES (see Notes 8 and 13)

SHAREHOLDERS' EQUITY                               227,307         142,956
                                                  --------        --------
                                                  $302,215        $298,430
                                                  ========        ========

          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                         MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)
                                                     Year Ended June 30
                                           ------------------------------------
                                             1995            1994       1993
                                           --------       ---------   --------
NET SALES                                  $388,154       $309,360    $289,125

OPERATING EXPENSES:
   Cost of products sold                    254,629        216,204     212,452
   Provision for closure of gypsum
     disposal area                             -             6,055        -
   Selling                                   29,212         29,339      28,940
   General and administrative                23,344         19,857      18,553
                                           --------       --------    --------
                                            307,185        271,455     259,945
                                           --------       --------    --------
OPERATING INCOME                             80,969         37,905      29,180

   Other (Expense) Income:
      Interest, net                             (52)        (3,991)     (3,569)
      Restructuring                            -            (1,402)       -
      Other                                     491            421         767
                                           --------       --------    --------
INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES AND CUMULATIVE EFFECT OF
   CHANGE IN ACCOUNTING PRINCIPLE            81,408         32,933      26,378



INCOME TAX EXPENSE                           29,178          6,021       3,697
                                           --------       --------    --------
INCOME FROM CONTINUING OPERATIONS BEFORE
   CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                      52,230         26,912      22,681

DISCONTINUED OPERATIONS:
   Loss from discontinued operations
      (less applicable income tax credits
      of $5,314 and $4,555 for fiscal 1994
      and 1993)                                -           (23,987)    (17,891)

   Gain on disposal of discontinued
      operations (including applicable
      income tax credits of $4,030)            -            39,747        -

CUMULATIVE EFFECT TO JULY 1, 1993 OF CHANGE
   IN ACCOUNTING FOR INCOME TAXES              -            (6,149)       -
                                           --------       --------    --------
NET INCOME                                 $ 52,230       $ 36,523    $  4,790
                                           ========       ========    ========
EARNINGS PER SHARE (see Note 1)            $   2.34
                                           ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.


                       MISSISSIPPI CHEMICAL CORPORATION
                               AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)
               Cooperative        Additional Capital Retained
                 Common   Common   Paid-in   Equity  Earnings  Treasury
                  Stock    Stock   Capital   Credits (Deficit)   Stock    Total
               ---------- ------ ----------- ------- --------- -------- --------
Balances,
  June 30, 1992 $ 27,835 $     -  $ 65,381 $ 62,352  $(27,373) $  -    $128,195
  Net income        -          -      -        -        4,790     -       4,790
  Cash patronage    -          -      -        -      (13,820)    -     (13,820)
  Stock issued       100       -       315     -         -        -         415
  Stock retired       (2)      -        (4)    -         -        -          (6)
                -------- -------  -------- --------  --------  ------- --------
Balances,
  June 30, 1993   27,933       -    65,692    62,352  (36,403)    -     119,574
  Net income        -          -      -         -      36,523     -      36,523
  Cash patronage    -          -      -         -     (14,756)    -     (14,756)
  Stock issued       459       -     1,156      -        -        -       1,615
                -------- -------  --------  --------  -------  ------- --------
Balances,
  June 30, 1994   28,392       -    66,848    62,352  (14,636)    -     142,956
  Conversion of
   cooperative
   stock         (26,375)    155    26,220      -        -        -        -
  Conversion of
   capital equity
   credits and
   allocated
   surplus
   accounts         -         41    42,723   (62,352)  19,588     -        -
  Redemptions     (2,017)     (1)   (4,095)     -        -        -      (6,113)
                -------- -------   -------  --------  ------- -------  --------
     Subtotal       -        195   131,696      -       4,952     -     136,843

  Stock issued      -         34    46,636      -        -        -      46,670
  Cash dividends
   paid             -          -      -         -      (3,662)    -      (3,662)
  Net income        -          -      -         -      52,230     -      52,230
  Treasury stock
   purchased        -          -      -         -        -      (4,774)  (4,774)
                --------   -----  --------  --------  -------  ------- --------
Balances,
  June 30, 1995 $   -      $ 229  $178,332  $   -     $53,520  $(4,774)$227,307
                ========   =====  ========  ========  =======  ======= ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.



                          MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
                                                    Year Ended June 30
                                               ----------------------------
                                                 1995      1994      1993
                                               --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                   $ 52,230  $ 36,523  $  4,790
  Loss from discontinued operations                -       23,987    17,891
  Gain on disposal of discontinued operations      -      (39,747)     -
                                               --------  --------  --------
  Net income from continuing operations          52,230    20,763    22,681
  Reconciliation of net income from continuing
     operations to net cash provided by
     operating activities:
     Depreciation, depletion and amortization    17,058    16,967    14,444
     Net change in operating assets and
       liabilities                               (3,241)   (5,820)    2,702
     Deferred income taxes                       11,556     3,302      -
     Deferred raw material cost                    -           23     1,977
     Accrual for closure of gypsum disposal area    562     6,055      -
     Other                                          555    (1,478)     (655)
                                               --------  --------  --------
NET CASH PROVIDED BY OPERATING ACTIVITIES        78,720    39,812    41,149

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment    (22,305)  (11,232)  (26,448)
  Payments for newsprint contract obligations    (8,751)   (4,338)   (4,350)
  Proceeds received from option holder            3,000      -         -
  Disposition of Newsprint South, Inc.             -      (10,848)     -
  Other                                           1,132     1,039     1,189
                                               --------  --------  --------
NET CASH USED BY INVESTING ACTIVITIES           (26,924)  (25,379)  (29,609)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt payments                                (118,567) (162,183) (111,606)
  Debt proceeds                                  54,625   161,160    97,933
  Cash patronage paid                           (14,756)  (13,405)  (22,480)
  Proceeds from issuance of common stock         47,401     1,200      -
  Cash dividends paid                            (3,662)     -         -
  Conversion of common stock                     (5,665)     -         -
  Purchase of treasury stock                     (4,774)     -         -
                                               --------  --------  --------
NET CASH USED BY FINANCING ACTIVITIES           (45,398)  (13,228)  (36,153)
                                               --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                               6,398     1,205   (24,613)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD  23,219    22,014    46,627
                                               --------  --------  --------
CASH AND CASH EQUIVALENTS - END OF PERIOD      $ 29,617  $ 23,219  $ 22,014
                                               ========  ========  ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.



                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                 JUNE 30, 1995


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statements

     The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation, its subsidiaries and its proportionate share of the assets and liabilities of Triad Chemical, a 50%-owned, unincorporated joint venture (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

     Prior to July 1, 1994, Mississippi Chemical Corporation was organized and operated as a cooperative to manufacture and distribute chemical fertilizer primarily to its shareholder-members. On July 1, 1994, Mississippi Chemical Corporation converted from a cooperative to a regular business corporation (see
Note 2). The Company is a major producer and supplier of nitrogen fertilizers in the southern United States. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, fertilizer dealers and distributors primarily for use in the southern farming regions of the United States and areas served by the Mississippi River system. The Company's phosphate fertilizers are sold primarily in international markets.

     The Company has the right to withdraw, at cost, approximately one-half of the production of the Triad facilities and is obligated to withdraw certain minimum quantities as specified by the Products Withdrawal Agreement. The venture's assets constitute approximately 2.6% of total assets at June 30, 1995 and 1994.

     On June 30, 1994, the Company disposed of a majority of its interest in its newsprint manufacturing subsidiary, Newsprint South, Inc. ("NSI") (see Note
18).

Inventories

     Inventories are stated at the lower of cost or market. Cost has been determined under an average cost method for finished products and raw materials and under a moving average method for replacement parts.

Investments

     The Company's investments consist of an investment in the National Bank for Cooperatives (`CoBank'') and a 50-50 joint venture with Farmland Industries
(see Note 13). The investment in CoBank is stated at its net present value determined by applying a discount factor to an assumed redemption schedule. The value of this investment will be realized over a period of approximately four years as CoBank redeems its equity in the normal course of its operations.

Properties Held for Sale

     Assets are classified as properties held for sale if the Company is actively engaged in trying to dispose of the assets. These assets are valued at the lower of cost or net realizable value.

Property, Plant and Equipment

     Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets using primarily the declining-balance method. Depletion of mineral properties is provided using the units-of-production method.

     Interest costs attributable to major construction and other projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

Income Taxes

     During fiscal 1995, the Company operated as a regular business corporation; therefore, the provision for income taxes was based on earnings reported in the financial statements. For fiscal 1994 and 1993, the provision for income taxes was based on all income not distributed to patrons as patronage refunds since the Company operated as a cooperative in those years.

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which the Company adopted effective July 1, 1993. The cumulative effect of this change in accounting principle decreased net income by $6,149,000 for fiscal 1994.

Hedging Activities

     The Company enters into futures contracts to protect against price fluctuations of natural gas. At the time the futures contracts are closed and the related natural gas is purchased, the Company records a gain or loss from the change in market value of such contracts.

Earnings Per Share

     Earnings per share is computed on the basis of the weighted average number of common shares outstanding during the period plus dilutive common share equivalents arising from stock options using the treasury stock method. Shares used in the calculation were 22,365,246 shares for the year ended June 30, 1995. Fully diluted earnings per share are not significantly different from primary earnings per share and, accordingly, are not presented.

     Earnings per share for fiscal 1994 and 1993 are not meaningful and are not presented since the Company operated as a cooperative in those years.

Reclassifications

     The Company has reclassified certain prior year information to conform with the current year's presentation.

NOTE 2 - EFFECTS OF REORGANIZATION:

     The Company operated as a cooperative during fiscal years 1994 and 1993. On June 28, 1994, the shareholder-members of the Company voted to adopt a plan of reorganization (the "Reorganization") which became effective July 1, 1994. Pursuant to the Reorganization, the Company was merged into a newly created, wholly owned subsidiary ("New Company") which is a noncooperative Mississippi business corporation. In the merger, the common stock of the Company was converted into New Company common stock and/or cash. In addition, holders of Capital Equity Credits and Allocated Surplus Accounts of the Company were offered the right to exchange those interests for New Company common stock. Pursuant to the Reorganization, New Company changed its name to Mississippi Chemical Corporation.

NOTE 3 - INVENTORIES:

Inventories consisted of the following:

(Dollars in thousands)                            June 30
                                           ----------------------
                                            1995           1994
                                           -------        -------
     Finished products                     $19,817        $ 7,518
     Raw materials and supplies              6,740          2,851
     Replacement parts                      23,758         23,621
                                           -------        -------
                                           $50,315        $33,990
                                           =======        =======

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consisted of the following:

(Dollars in thousands)                            June 30
                                          -----------------------
                                            1995          1994
                                          --------       --------
     Mineral properties                   $ 18,574       $ 18,574
     Land                                    8,079          8,092
     Buildings                              22,345         23,089
     Machinery and equipment               321,511        311,698
     Construction in progress               13,822          5,539
                                          --------       --------
                                           384,331        366,992
     Less accumulated depreciation,
        depletion and amortization        (264,694)      (252,275)
                                          --------       --------
                                          $119,637       $114,717
                                          ========       ========

NOTE 5 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

  The Company has commitments from various banks which allow the Company to borrow up to $20,000,000 on a short-term basis. There were no outstanding borrowings under these commitments at June 30, 1995. At June 30, 1994, outstanding borrowings under these commitments were $7,030,000 with a weighted average interest rate of 5.45%.

  In addition to its short-term lines, the Company also has a $50,000,000 long-term revolving credit facility with NationsBank Corporation (`NationsBank'') that bears interest at the prime rate or for fixed periods at interest rates related to the London Interbank Offered Rates or U.S. Treasury notes. There were no outstanding borrowings under this commitment at June 30, 1995. At June 30, 1994, outstanding borrowings under this commitment were $25,000,000.

Long-term debt consisted of the following:

(Dollars in thousands)                                      June 30
                                                     --------------------
                                                      1995         1994
                                                     -------      -------
  Note payable to financial institution (9.97%)      $ 3,000      $ 3,600
  Capitalized lease obligations                         -          15,917
  NationsBank Revolving Facility                        -          25,000
  CoBank Term Loan                                      -          12,500
  Subordinated debentures                               -           3,148
  Other                                                  253         -
                                                     -------      -------
                                                       3,253       60,165
  Long-term debt due within one year                    (775)      (2,948)
                                                     -------      -------
                                                     $ 2,478      $57,217
                                                     =======      =======

     Substantially all of the assets of the Company are pledged as collateral under various loan and lease agreements.

     The various loan agreements have covenants that require, among other things, that the Company maintain specified levels of tangible assets to long-term debt, long-term debt to equity and current assets to current liabilities. The Company is in compliance with all covenants under its various loan agreements.

Maturities of long-term debt are as follows:

(Dollars in thousands)
Year Ending June 30
     1996                 $   775
     1997                     678
     1998                     600
     1999                     600
     2000                     600
                          -------
                          $ 3,253
                          =======


NOTE 6 - SHAREHOLDERS' EQUITY:

     At June 30, 1995, the Company had 100,000,000 authorized shares of common stock at a par value of $0.01.

     Common stock issued and outstanding consisted of the following:

                                            Cooperative
                                              Common          Common
                                              Stock           Stock
                                            -----------     ----------
     Shares outstanding,
        June 30, 1992                         4,063,713              -
        Retirements                                (122)             -
        Issues                                    6,634              -
        Transfers                                 8,526              -
                                             ----------     ----------
     Shares outstanding,
        June 30, 1993                         4,078,751              -
        Issues                                   30,643              -
        Transfers                                10,514              -
                                             ----------     ----------
     Shares outstanding,
        June 30, 1994                         4,119,908              -
        Redemptions                            (134,466)             -
        Conversion of cooperative stock      (3,985,442)    15,524,746
        Conversion of capital equity
          credits and allocated surplus
          accounts                                 -         4,133,628
        Redemptions                                -          (158,049)
        Stock issued                               -         3,397,928
        Purchase of treasury shares                -          (300,000)
                                             ----------     ----------
     Shares outstanding,
        June 30, 1995                              -        22,598,253
                                             ==========     ==========

     As a cooperative, the Company periodically reserved a certain percentage of earnings from business with its shareholders. These reserves were reflected in `Allocated Surplus Accounts'' as a component of retained earnings. As a cooperative, the Company also, from time to time, paid a portion of patronage refunds in the form of capital equity credits. As part of the Reorganization of the Company (see Note 2), these holders of Allocated Surplus Accounts and capital equity credits, which totaled $38,920,000 and $62,352,000 at June 30, 1994, were offered the right to exchange those interests for common shares. At June 30, 1995, substantially all of these accounts had been exchanged for common shares.

     On May 23, 1995, the Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company's common stock in the open market or in privately negotiated transactions. During June 1995, the Company repurchased 300,000 shares of its common stock in open market transactions at prices that ranged from $15.75 to $16.00 per common share or approximately $4,774,000 in the aggregate. These treasury stock repurchases were funded from cash provided by operations.

  The Company's Articles of Incorporation authorize the Board of Directors, at its discretion, to issue up to 500,000 shares of Preferred Stock, par value $.01 per share. The stock is issuable in classes or series which may vary as to certain rights and preferences. As of June 30, 1995, none of these shares were outstanding.

NOTE 7 - RETIREMENT PLANS:

     The Company maintains non-contributory defined benefit pension plans which provide benefits to a majority of its full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the full funding limitation.

     Net periodic pension expense includes the following components:

                                            Year Ended June 30
     (Dollars in thousands)         ----------------------------------
                                     1995         1994           1993
                                    ----- -      ------         ------
     Service cost - benefits
       earned during the period     $1,860       $1,532         $1,489
     Interest cost on projected
       benefit obligations           4,515        4,035          3,767
     Actual gain on plan assets     (5,528)      (3,059)        (5,824)
     Net amortization and deferral
       of transition assets           (459)        (750)          (390)
     Unrecognized gain (loss) on
       plan assets                     392       (1,982)         1,176
                                    ------       ------         ------
     Net periodic pension
       expense (credit)             $  780       $ (224)        $  218
                                    ======       ======         ======

     The following table sets forth the plans' funded status and the amounts included in the Company's consolidated balance sheets:

                                                        June 30
(Dollars in thousands)                          ----------------------
                                                  1995          1994
                                                --------      --------
Actuarial present value of benefit obligations:
  Vested benefit obligation                      $54,423       $49,017
  Non-vested benefit obligation                       74            56
                                                 -------       -------
  Accumulated benefit obligation                  54,497        49,073
  Increase in benefits due to future
    compensation increases                        11,803        11,588
                                                 -------       -------
Projected benefit obligation                      66,300        60,661
Estimated fair value of plan assets               65,238        61,281
                                                 -------       -------
Plan assets (less than) in excess of projected
  benefit obligation                              (1,062)          620
Contributions after measurement date                 289           303
Remaining unrecognized transition assets          (3,703)       (4,232)
Unrecognized prior service cost                      904          -
Unrecognized net loss                             10,732         9,850
                                                 -------       -------
Prepaid pension cost at end of period            $ 7,160       $ 6,541
                                                 =======       =======


     The following assumptions were used to measure net periodic pension cost for the plans for fiscal 1995, 1994 and 1993:

                                                1995       1994     1993
                                                ----       ----     ----
Discount rate                                    7.5%      7.5%     7.5%
Expected long-term rate of return on assets      8.5%      8.5%     8.5%
Average increase in compensation levels          5.0%      6.5%     6.5%

     The plans' assets consist primarily of guaranteed investment contracts and marketable equity securities.

     The Company also has contributory thrift plans covering substantially all employees who have completed minimum service requirements. Company contributions totaled approximately $812,000 in 1995, $811,000 in 1994 and $670,000 in 1993.

     The Company has no material post-retirement benefit obligations.

NOTE 8 - LEASE COMMITMENTS:

     The Company has commitments under operating leases for plant rolling stock items and storage warehouses. The total for these commitments was $2,900,000 at June 30, 1995. Rental expense for all operating leases was $1,332,000 for 1995, $1,218,000 for 1994 and $1,144,000 for 1993.

NOTE 9 - INCOME TAXES:

     The following is a summary of the components of the provision for income taxes:

     (Dollars in thousands)                 Year Ended June 30
                                     --------------------------------
                                       1995        1994        1993
                                     --------    --------    --------
          Current:
             Federal                  $16,245     $ 8,862      $ 3,408
             State and local            1,377         223          289
                                      -------     -------      -------
                                       17,622       9,085        3,697
          Deferred:
             Federal                    9,504      (3,423)        -
             State and local            2,052         359         -
                                      -------     -------      -------
                                       11,556      (3,064)        -
                                      -------     -------      -------
                                      $29,178     $ 6,021      $ 3,697
                                      =======     =======      =======

     The tax effects of the significant temporary differences and tax credit carryforwards at June 30, 1995 follows:

(Dollars in thousands)                     Current        Non-current
                                           -------        -----------
Employee benefit obligations                $ 1,230         $    -
Reserve for bad debts                           380              -
Employee retirement                              71               904
Accrual for closure of gypsum disposal
 area                                          -                2,514
Investment in CoBank                           -                  499
Capital loss carryforwards                     -                  253
Other                                           248               205
                                            -------         ---------
     Deferred tax assets                      1,929             4,375

Depreciation and amortization                  -              (14,217)
Pension                                        -               (2,914)
                                            -------         ---------
     Deferred tax liabilities                  -              (17,131)
                                            -------         ---------
          Net deferred tax
            asset (liability)               $ 1,929         $ (12,756)
                                            =======         =========

     A reconciliation, as of June 30, of the benefit for income taxes and the effective tax rate with the amount computed by applying the statutory federal income tax rate follows:

(Dollars in thousands)          1995              1994              1993
                         -----------------   ---------------  -----------------
                                  % of               % of               % of
                                  Earnings           Earnings           Earnings
                                  Before             Before             Before
                          Amount   Taxes     Amount  Taxes      Amount  Taxes
                         -------  --------  -------  -------   -------  ------
Income taxes computed at
  statutory rate         $28,493      35.0%  $11,427    34.7%  $ 8,969  34.0%
Increase (decrease) in
  taxes resulting from:
State taxes, net           3,429       4.2      (582)   (1.8)      194   0.7
Deduction for cash
  patronage refunds         -          -      (5,017)  (15.2)   (4,873)(18.5)
Alternative minimum
  tax                     (2,822)     (3.5)       -       -         -     -
Other, net                    78       0.1       193     0.6      (435) (1.6)
                         -------     -----    ------   -----    ------  ----
                          29,178      35.8     6,021    18.3     3,855  14.6
     Non-deductible loss
       of subsidiaries      -          -        -        -        (158) (0.6)
                         -------     -----   -------   -----    -------  ----
                         $29,178      35.8%  $ 6,021    18.3%  $ 3,697  14.0%
                         =======     =====   =======   =====    =======  ====


     In connection with its audits of the Company for fiscal years 1985 through 1987, the Internal Revenue Service proposed adjustments to the Company's tax liability related to Section 277 of the Internal Revenue Code which the Internal Revenue Service contended prohibits non-exempt cooperatives from carrying back losses incurred on patronage business. The Company took the position that, as a matter of law, Section 277 did not apply to the Company. During fiscal 1995, the Internal Revenue Service advised that the loss carrybacks filed by the Company for fiscal years 1986 and 1987 would be allowed.

NOTE 10 - RAW MATERIAL CONTRACTS:

     Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has entered into a contract to purchase from a third party its full requirement of phosphate rock. The contract will expire on June 30, 2003. The purchase price for phosphate rock is based on the phosphate rock costs incurred by certain domestic phosphate producers and the operating performance of MPC.

NOTE 11 - MAJOR CUSTOMERS AND EXPORT SALES:

     Sales to the Company's three largest customers were approximately $117,495,000, $32,270,000 and $16,745,000 for 1995; $83,366,000, $33,513,000 and
$13,696,000 for 1994; and $79,150,000, $32,957,000 and $13,860,000 for 1993.
Export sales were less than 10% of sales in 1995, 1994 and 1993.

     Substantially all of MPC's sales are made to a third party which has been appointed the exclusive distributor of diammonium phosphate fertilizer produced by MPC. Sales to the distributor are recorded net of the distributor's commission. The distributor sells primarily in international markets.


NOTE 12 - HEDGING ACTIVITIES:

     During fiscal 1995 and 1994, natural gas hedging activities resulted in average cost increases of approximately $0.52 and $0.09 per MMBTU on volumes hedged of 4,850,000 and 6,150,000 MMBTU's, respectively .

     At June 30, 1995, the Company had futures contracts covering a total volume of 2,340,000 MMBTU's, with some contracts extending through May 1996. As of June 30, 1995, the Company had neither received nor made any payments related to these contracts. Based on current market prices, the fair value of these contracts at June 30, 1995, was approximately $370,000. The risk associated with outstanding futures positions is directly related to increases or decreases in the prices of natural gas in relation to the contract prices.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

     A significant portion of the Company's trade receivables are due from entities which operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

     During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase the Company's undeveloped phosphate rock property of approximately 12,000 acres in Hardee County, Florida. As of July 12, 1994, the Company and the option holder entered into new agreements with respect to this property whereby the Company conveyed a portion of the property to the third party and granted to the third party the exclusive option to purchase the remaining portion of the property. In addition, the Company was granted a put option whereby the Company has the right and option to sell the remaining portion of the property to the third party if the third party does not exercise its option to purchase the remaining property and was granted an exclusive option to repurchase the previously conveyed portion in the event the third party does not exercise its option and the Company does not exercise its put option. The third party's option will expire on January 16, 1998. The Company's put option will expire six months after the third party's option expires, and its repurchase option will expire one year after the Company's put option expires. These properties are classified as properties held for sale at June 30, 1995 and 1994.

     On July 15, 1986, the first of 17 lawsuits was filed in the Twenty-first Judicial District Court, Parish of Livingston, state of Louisiana, against Triad Chemical, a 50%-owned, unincorporated joint venture, and approximately 90 other named defendants by numerous plaintiffs. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste allegedly contributed by the defendants to the Combustion, Inc., site in Livingston Parish, Louisiana. Triad Chemical recently agreed with the Plaintiffs' Steering Committee in the case to settle the tort claims against it as part of a group settlement by certain main defendant companies. Triad's share of the group settlement is $600,000. Preliminary settlement documents have been filed with the court and procedures are currently underway to obtain the necessary court approval of the settlement as required in a class action suit.

     In September 1994, the Company and Air Products and Chemicals, Inc. ("Air Products") concluded arrangements whereby the Company agreed to purchase all of the ammonium nitrate fertilizer (approximately 240,000 tons per year) produced at Air Products' Pace, Florida, facility during the fifteen-year term of the agreement. Approximately 143,674 tons of ammonium nitrate were purchased in fiscal 1995. During late fiscal 1995, production of ammonium nitrate at Pace was suspended.

     In December 1994, the Company signed a letter of intent with Farmland Industries, Inc., to enter into a 50-50 joint venture to construct and operate a 1,900 short-ton-per-day anhydrous ammonia plant to be located near La Brea, The Republic of Trinidad and Tobago. The project is expected to cost approximately $330 million. Startup of the facility is scheduled for 1998. The Company intends to use the majority of its portion of the production from the new facility, expected to be in excess of 300,000 tons per year, primarily as a raw material for upgrading into finished fertilizer products at its existing facilities. The Company is accounting for this investment using the equity method.

     Additionally, the Company, in the ordinary course of its business, is the subject of, or a party to, other various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the financial position or the future earnings of the Company.

NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION:

     The Company considers its holdings of highly liquid money market debt securities to be cash equivalents if the securities mature within 90 days from the date of acquisition. These short-term investments were $27,587,000 and $21,500,000 at June 30, 1995 and 1994, respectively.

The (decrease) increase in cash due to the changes in operating assets and liabilities consisted of the following:

(Dollars in thousands)                           June 30
                                   ------------------------------------
                                     1995         1994           1993
                                   --------     --------       --------
Accounts receivable                $ 9,095      $(2,265)       $(2,052)
Inventories                        (16,325)         754            740
Prepaid expenses and other
  current assets                       569         (295)         1,949
Accounts payable                     2,505       (6,407)         3,764
Accrued interest                      -            (284)          (483)
Accrued liabilities                    915        2,677         (1,216)
                                   -------      -------        -------
                                   $(3,241)     $(5,820)       $ 2,702
                                   =======      =======        =======

     During fiscal 1995, the Company had net payments of income taxes of $16,675,000. During fiscal 1994 and 1993, the Company had net refunds of $149,000 and $180,000, respectively. Payments of interest (net of amounts capitalized) were $2,415,000 in 1995, $4,705,000 in 1994 and $5,266,000 in 1993.

     Supplemental disclosures regarding non-cash financing and investing activities include the following:

(Dollars in thousands)                      Year Ended June 30
                                     -------------------------------
                                       1995        1994        1993
                                     -------     -------     -------
Conveyance of phosphate rock
  property                           $14,000     $  -        $  -
Conversion of capital equity
  credits                            $62,352     $  -        $  -
Conversion of cooperative stock      $26,375     $  -        $  -
Capital expenditures made from
  restricted funds                   $  -        $ 1,000     $ 1,000
Net option proceeds deposited
  in restricted funds                $  -        $ 1,000     $ 1,000
Note payable converted to
  long-term debt                     $  -        $  -        $10,000

NOTE 15 - OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:

Other long-term liabilities and deferred credits are comprised of the following:

(Dollars in thousands)                            June 30
                                           ----------------------
                                             1995           1994
                                           -------        -------
Option proceeds                            $ 2,967        $13,967
Accrual for closure of gypsum
  disposal area                              6,617          6,055
Other                                        5,583          4,682
                                           -------        -------
                                           $15,167        $24,704
                                           =======        =======

     During fiscal 1994, MPC charged to earnings $6,055,000 relating to the estimated cost of the future closure of the phosphogypsum disposal facility located at Pascagoula, Mississippi. During fiscal 1995, MPC recorded additional charges of $562,000. The total amount of the accrual, $6,617,000, relates to the portion of the disposal facility utilized to date. In future years, MPC expects to record additional charges of approximately $2,438,000 related to the future closure of the facility. These charges will be accrued over the estimated five-year remaining life of the facility.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

     The carrying amounts approximate fair value because of the short maturity of those instruments.

Accounts Receivable and Payable

     The carrying amounts approximate fair value because of the short settlement periods of these instruments.

Long-Term Debt

     The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

     The estimated fair value of the Company's long-term debt instruments at June 30, 1995, is $3,399,000. The carrying amount of the long-term debt, including current maturities, at June 30, 1995, is $3,253,000.

NOTE 17 - INTEREST EXPENSE, NET:

     Interest expense, net of interest income, consisted of the following:

(Dollars in thousands)                      Year Ended June 30
                                     ---------------------------------
                                       1995        1994         1993
                                     --------    --------     --------
     Interest expense                $ 2,021     $ 4,655      $ 5,994
     Interest capitalized               (231)         (2)      (1,027)
     Interest income                  (1,738)       (662)      (1,398)
                                     -------     -------      -------
                                     $    52     $ 3,991      $ 3,569
                                     =======     =======      =======

NOTE 18 - DISCONTINUED OPERATIONS:

     On June 30, 1994, the Company disposed of a majority of its interest in NSI. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. The transaction involved a transfer by the Company of 70% of its economic interest in NSI to various individuals designated by the lessor of the newsprint facility leveraged lease. The Company did not retain any voting interest in NSI.

     Under the terms of the transaction, the Company paid $19,000,000 to NSI in various forms including capital contributions, payments in liquidation of the Company's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Prior loans in the amount of approximately $13,700,000 made by the Company to NSI pursuant to a newsprint purchase contract between the Company and NSI were converted to capital. Pursuant to the transaction, the Company also purchased from NSI its CoBank common stock for $4,000,000. This stock is scheduled for redemption at the face amount by CoBank during the next four years.

     The disposition of NSI allows the Company to focus its attention on its core fertilizer business.

     Prior to the disposition, the Company had consolidated the financial results of NSI which had a capital deficit of $39,747,000 at the time of disposition. Since the Company had no further obligations with respect to NSI, the previously recorded deficit was eliminated which resulted in a gain on disposition of $39,747,000. Subsequent to the disposition, the remaining 30% economic interest will be accounted for at cost which was zero at June 30, 1995 and 1994.

     To facilitate analysis, the accompanying summarized financial information of NSI for fiscal 1994 and 1993 was as follows:

(Dollars in thousands)

BALANCE SHEET:                      1994
                                  --------
Current Assets                    $ 27,735
                                  ========
Total Assets                      $ 49,950
                                  ========
Current Liabilities               $ 33,551
                                  ========
Total Liabilities                 $ 95,301
                                  ========
Net Deficit                       $(45,351)
                                  ========


STATEMENTS OF OPERATIONS:           1994         1993
                                  --------     --------
Net Sales                         $ 94,617     $ 96,963
                                  ========     ========
Net Loss                          $(23,987)    $(17,891)
                                  ========     ========