Form 10-K, Exhibit 13
period 1997-06-30
MISSISSIPPI CHEMICAL CORP /MS/
filed 1997-09-29
CIK 66895

                                                                    EXHIBIT 13.1

                       MISSISSIPPI CHEMICAL CORPORATION





                              [MAP APPEARS HERE]





                                     1997
                                 ANNUAL REPORT

TABLE OF CONTENTS

President's Message    3

The Year In Review    8

Production And Distribution Facilities    19

Products And Markets    20 & 21

Financial Highlights    23

Management's Discussion And Analysis Of
Financial Condition And Results Of Operations    25

Consolidated Balance Sheets    34

Consolidated Statements Of Income    35

Consolidated Statements Of Shareholders' Equity   36

Consolidated Statements Of Cash Flows   37

Notes To Consolidated Financial Statements    38

Report Of Independent Public Accountants    56

Directors And Officers    57

Shareholder Information    58

To compete in the fertilizer market today, a successful company must adopt both a local and global perspective. On the local level, manufacturing operations and distribution facilities must be managed as efficiently and productively as possible. At the same time, a company must anticipate and respond to supply, demand and pricing factors around the globe. Over the past three years, the primary strategic emphasis of Mississippi Chemical has been to position itself to conduct business effectively on both a local and global level. Its products are sold to customers in markets as near as the southern United States and as far away as China and India; a significant portion of its raw materials are now sourced from Morocco and, beginning in 1998, The Republic of Trinidad and Tobago. This year's Annual Report, Rooted Locally, Working Globally, will provide insight into Mississippi Chemical's operations in both the local and global marketplace.

                              To Our Shareholders

    For producers and marketers of fertilizer products, the term global economy rings particularly true. Ours is an industry in which the forces of both supply and demand truly are international and are becoming more so every day. Thus, at Mississippi Chemical,/1/ we make products that are used in markets as nearby as the Mississippi River delta or as far away as China and India. Not only are our markets global in scope, but so are our operations to an increasing degree. For example, we annually import more than 1 million tons of phosphate rock from Morocco as the primary raw material for our Pascagoula plant. Within the next year, we will start producing ammonia in The Republic of Trinidad and Tobago at a plant now under construction.

    Many of Mississippi Chemical's accomplishments during fiscal 1997 reflect our efforts to position the Company to compete in a worldwide business environment characterized by favorable long-term trends for fertilizer demand. Among the major strategic developments of the past year were the following:

    . Our acquisition of the fertilizer operations of First Mississippi Corporation was completed by mid-fiscal year. Through this transaction, we have added substantial anhydrous ammonia and urea capacity and augmented our distribution network with a fleet of ammonia barges and an interest in an ammonia storage terminal at Pasadena, Texas. We believe that our expanded production and distribution capacity will provide important competitive advantages in the increasingly international marketplace. The acquisition also makes Mississippi Chemical an important marketer of nitrogen to industrial users.

    . In Trinidad, we made continued progress at our joint venture anhydrous ammonia plant project. Construction was approximately 50 percent complete at the end of fiscal 1997, and we remain on track to start production during the spring of 1998.

    . To strengthen our ability to market products to customers worldwide, we agreed to join the Phosphate Chemicals Export Association, Inc., known as PhosChem. Effective Oct. 1, 1997, PhosChem will handle all export sales of our diammonium phosphate. This marketing consortium is a major force in promoting the export of U.S. concentrated phosphate products and will help support the expansion of our diammonium phosphate sales to world markets.

    . Our long-standing supply contract with Office Cherifien des Phosphates
(OCP), the national phosphate company of Morocco, was recently extended for an additional 13 years. This arrangement should ensure a competitive supply of phosphate rock through fiscal year 2016.

    . We continued to invest in capacity growth at existing facilities, most notably an expansion of our nitrogen complex in Yazoo City, budgeted at $130 million, and an $11 million project to expand production at our Pascagoula diammonium phosphate plant by more than 20 percent.

    . In August 1996, Mississippi Chemical completed the acquisition of two potash mines in Carlsbad, N.M. The acquisition of these mines has expanded the Company's product line, providing

CHARLES O. DUNN
President & Chief Executive Officer


THE COMPANY'S NITROGEN FERTILIZER COMPLEX IN YAZOO CITY IS UNDERGOING A MAJOR EXPANSION AT A COST OF $130 MILLION. THE EXPANSION WILL ADD A NITRIC ACID PLANT, AN AMMONIA PLANT AND ENHANCED AMMONIUM NITRATE CAPACITY.


               Mississippi Chemical Corporation and Subsidiaries additional grades of agricultural and industrial products to our existing potash mix. This acquisition makes Mississippi Potash, Inc. the largest producer of potash in the U.S.

    . Mississippi Chemical's common stock began trading on the New York Stock Exchange early in the second quarter under the symbol GRO. We believe that listing on the world's premier stock market will enhance the Company's visibility with investors and benefit shareholders through improved trading liquidity.

    Before I discuss these developments and their implications in greater detail, let me review our results for the fiscal year.

OPERATING AND FINANCIAL HIGHLIGHTS

    Net sales for fiscal 1997 were $520.6 million, an increase of 21.4 percent from the $428.8 million reported in fiscal 1996. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to $122.9 million in fiscal 1997, up 18.1 percent from the fiscal 1996 figure of $104.1 million. Operating income rose 7.5 percent, to $91.2 million from $84.8 million. Net income for fiscal 1997 was $55.8 million, or $2.29 per share, compared with $54.2 million, or $2.46 per share, for the prior fiscal year. There were 24,375,000 weighted average common shares outstanding in fiscal 1997, versus 21,980,000 in fiscal 1996.

    Our financial results partly reflected the contributions from recent acquisitions. The addition of First Mississippi's fertilizer operations during the second half of this year was largely responsible for the 14.3 percent rise in the volume of nitrogen products sold, which totaled 2 million tons for fiscal 1997. Potash volume increased 144.2 percent to 1 million tons, due to the acquisition of the Trans-Resources, Inc. potash mines in Carlsbad, N.M.

    A number of factors affected our performance during fiscal 1997. We experienced prolonged adverse weather conditions in our primary trade area during late winter and early spring. These conditions caused a delay in the planting season and reduced sales of nitrogen fertilizers during our third quarter. Nitrogen demand was also impacted by significant changes in crop patterns as a greater-than-expected number of farmers made the economic decision to shift from corn and cotton to soybeans which require essentially no nitrogen fertilizer. The above factors, coupled with soft international nitrogen demand due primarily to reduced urea imports in China, traditionally the world's largest importer, caused nitrogen prices to decline during the fourth quarter of fiscal 1997.

    In phosphates, prices declined from prior-year levels due to erratic purchase patterns by China and India, the world's largest importers of phosphates. By the end of the year, export demand had improved and diammonium phosphate prices had stabilized.

    Potash experienced strong demand and pricing throughout fiscal 1997. However, during early 1997, production costs increased due to low ore grade and other operational difficulties. By year's end,

               Mississippi Chemical Corporation and Subsidiaries ore grade had improved and the other operational issues were largely resolved. A plan has been implemented to further improve ore grade by year end.

    Looking ahead, we see continued product price uncertainty; however, most industry analysts expect relatively high planted acres and strong fertilizer demand for 1998.

STRATEGIC POSITIONING

    As a result of the acquisitions and expansion initiatives of the past year, Mississippi Chemical enters fiscal 1998 with significantly higher production capacity, more extensive distribution resources and a growing industrial market base to augment our traditional agricultural customers. I would like to review these developments in some detail, to provide insight as to how they have strategically positioned the Company for the opportunities we will face in the global marketplace in the years ahead.

    First Mississippi Acquisition. The purchase of the First Mississippi fertilizer operations was a strategic move with significant positive implications for the future of our Company. In this single transaction, we obtained full ownership of Triad Chemical, which we previously had owned jointly with First Mississippi, while also acquiring a large, modern ammonia plant adjacent to Triad. The combination of these assets, all based in Donaldsonville, La., has given us one of the premier nitrogen fertilizer complexes in the U.S., which now operates as Triad Nitrogen, Inc. It consists of two anhydrous ammonia plants with combined capacity of 1,080,000 tons per year, a urea plant with a 560,000 ton capacity, dock facilities on the Mississippi River capable of receiving ocean-going vessels and a connection to the ammonia pipeline into the Midwest. The acquisition also included interests in an ammonia storage terminal in Pasadena, Texas, and a fleet of 11 ammonia barges.

    Nitrogen Expansion. We have also continued with plans to expand our existing Yazoo City, Miss., nitrogen fertilizer facilities, which are on track for completion during the first half of calendar year 1998. We are adding a nitric acid plant with a 650 ton-per-day capacity and a 500 ton-per-day ammonia plant, while also expanding our ammonium nitrate capacity by 200,000 tons per year. After completion of the project, we will have additional nitric acid for sale to industrial markets.

    Trinidad Ammonia Plant. Another critical link in our strategy to enhance self-sufficiency and cost-effectiveness in nitrogen fertilizer operations is the ongoing construction of our anhydrous ammonia plant in The Republic of Trinidad and Tobago, developed as a joint venture with Farmland Industries, Inc. The advantages of this operation include Trinidad's abundant supply of natural gas, along with a long-term contract that ties the pricing of this key raw material to the market price of the finished product.

    In combination, the First Mississippi acquisition, the Yazoo City expansion and the Trinidad ammonia plant represent a sizable commitment to nitrogen fertilizer products. While on the surface


               Mississippi Chemical Corporation and Subsidiaries this may appear to be an overconcentration of resources in one segment, we believe it will ultimately enhance our flexibility and growth prospects. For example, there are considerable opportunities to more efficiently utilize the assets of the Triad Nitrogen complex. The new Yazoo City ammonia plant and Trinidad project will increase our ammonia self-sufficiency and overall cost-effectiveness. The ammonia storage terminal and barge fleet acquired with the First Mississippi transaction have strategically improved our distribution capabilities in the U.S. industrial market. And, we have improved our ability to reach more international ammonia customers, especially those in Latin America, via Trinidad.

    We believe that Mississippi Chemical's investment in the nitrogen segment will prove to be well-timed, as global demand for our products in the agricultural and industrial markets should justify the growth in capacity over the long term. The forces driving fertilizer usage include the demand for more food to serve a growing population. Improving diet in many emerging nations will also increase the demand for agricultural products and require additional fertilizer application.

    Potash and Phosphate Products. At the same time we were investing to make our nitrogen operations more productive and more flexible, we continued to expand our other product areas. The two potash mines we acquired in Carlsbad, N.M., are adjacent to our existing potash operation and have increased our capacity to approximately 1.2 million tons per year. The larger of the acquired facilities has significant associated potash reserves which should last for several decades. At the second facility, the Company is mining in an ore zone which may be fully depleted as early as fiscal 1998. The Company is continuously monitoring its options with respect to this property. Alternatives include mining in a different ore zone, the implementation of solution mining and mine closure. The acquired mines also have provided us with additional types of potash, including those suitable for industrial users. While production from the new mines was impeded earlier in the year by a low-grade ore zone and other operational difficulties, we have largely resolved these issues.

    At our diammonium phosphate operation in Pascagoula, Miss., we are well along in our program to expand production and product and gypsum storage facilities. Upon completion, scheduled for June 1998, we will add approximately 180,000 tons of diammonium phosphate production per year while enhancing our cost-effectiveness. Our phosphate business will also benefit from the extension of our raw material supply agreement with Morocco's OCP and our new international marketing partnership with PhosChem, as described earlier.

ENVIRONMENTAL STEWARDSHIP

    No Mississippi Chemical annual report to shareholders would be complete without a comment on our important environmental preservation activities. Two years ago, we committed to devote a

               Mississippi Chemical Corporation and Subsidiaries percentage of the Company's profits to land conservation. In keeping with that commitment, we are acquiring a 3,900-acre tract of land north of Vicksburg, Miss., on the Mississippi River. We currently have a 50 percent ownership interest in the property and expect to purchase the remainder over the next few years. The project calls for the replanting of native hardwoods, the preservation of wetlands and the restoration of some barren areas. The property will be maintained as a wildlife preserve and will be made available for research and the promotion of wildlife management. It is an exciting venture.

LOOKING AHEAD

    As we look toward fiscal 1998 and beyond, we are very optimistic about the prospects for our Company and our industry. Domestic planting appears to be poised for a strong year, and the international markets should continue to provide attractive growth opportunities. Our emphasis during the next year will be on completing the integration of operations acquired from First Mississippi and Trans-Resources; continuing the expansion projects in Yazoo City, Pascagoula and Trinidad; developing more industrial markets; and, in general, maximizing the potential of the domestic and international markets for our products.

    We enter the new fiscal year as a larger company and one with a stronger strategic position in the global fertilizer industry. What has not changed, however, is the value system and culture of Mississippi Chemical. We are a business that prizes the stability and dedication of our workforce, the loyalty of our customers, the confidence of our shareholders and the support of our communities. And, we are determined to work constructively with all of these constituencies so that we can grow and prosper together. The theme of this annual report is rooted locally, working globally. As you read through it, you will see how we draw upon the strengths of our local operations to create a Company with a strong presence in the worldwide marketplace.

    We thank you for your continued support and assure you of our commitment to making your association with Mississippi Chemical a beneficial one.



/s/Charles O. Dunn
Charles O. Dunn
President & Chief Executive Officer


---------------------

/1/ In this annual report, the terms "Mississippi Chemical" and "Company" include all subsidiaries and affiliates of Mississippi Chemical Corporation. In many cases, the activities or assets described are those of a subsidiary or an affiliate rather than of Mississippi Chemical directly.


               Mississippi Chemical Corporation and Subsidiaries

            MISSISSIPPI CHEMICAL: ROOTED LOCALLY, WORKING GLOBALLY

    The changing dynamics of the fertilizer industry are creating new challenges and new opportunities worldwide. The forces of supply and demand have become truly global, and events that take place in a market in one part of the world will have almost immediate implications for every other major market. Mississippi Chemical is well positioned to meet the challenges and benefit from the opportunities in this increasingly international marketplace. The Company does business on a broad international scale, both sourcing and selling its products in a variety of regions. Despite operating in diverse locations, Mississippi Chemical adapts its activities to the needs and opportunities in each locality, as well as in the worldwide market. Thus, the theme of this year's annual report is: Rooted Locally, Working Globally.

GLOBAL DYNAMIC: SUPPLY AND DEMAND

    Mississippi Chemical's activities in the world fertilizer market should be viewed in the context of the global developments in supply and demand. By the year 2005, it is estimated that the population of the world will be over 6.5 billion. This is approximately 1.25 billion more people than in 1990 -- an increase of nearly 24 percent in just 15 years./2/ Population growth on such a wide scale has been, and should continue to be, an important driver of fertilizer use worldwide. Experts believe that much of the world has under-invested in agriculture for the past decade, leading grain stocks to grow at a slower pace than population. As a result, world grain inventories are near the lowest levels of the past 35 years, while population is significantly higher.

    Besides population growth, several other forces are expected to add to the pressure for greater efficiency in the use of agricultural resources -- efficiency gains that rely heavily on the application of fertilizer products. The gradual shift to free-market economies in China, other Asian nations and Eastern European countries, along with enhanced wealth in emerging economies elsewhere, are creating higher standards of living and, thus, dietary improvements. At the same time, the supply of arable land is declining as industrialization becomes more commonplace. Therefore, the required increases in agricultural yields must be achieved through more advanced farming techniques, including fertilizer usage.

    For Mississippi Chemical and the world's other leading fertilizer producers, the long-term implications of these trends are very positive. The worldwide consumption of fertilizer is expected to grow at rates ranging from 2.5-3.5 percent for nitrogen products, 3-4 percent for phosphates and 4-5 percent for potash./3/


EACH YEAR, MORE THAN 1 MILLION TONS OF PHOSPHATE ROCK LEAVE MOROCCO, DESTINED FOR THE COMPANY'S DAP PLANT IN PASCAGOULA, MISSISSIPPI. THE COMPANY HAS A LONG-TERM SUPPLY CONTRACT WITH THE MOROCCAN PHOSPHATE COMPANY THROUGH 2016.

               Mississippi Chemical Corporation and Subsidiaries

                           [BLANK PAGE APPEARS HERE]



               Mississippi Chemical Corporation and Subsidiaries

                           [BLANK PAGE APPEARS HERE]



               Mississippi Chemical Corporation and Subsidiaries

    At the same time, significant additions are being made to capacity. For instance, China and India have built new nitrogen fertilizer plants or are now constructing them; North Africa and several Middle Eastern nations are in the midst of projects to add phosphate capacity; and some Latin American countries, such as Brazil, may bring more potash capacity on-stream. While world nitrogen supply may exceed demand in the next few years due to this capacity growth, overall fertilizer supply and demand will be in balance over the long term.

    Mississippi Chemical is prepared to compete in this global business environment. It has moved selectively into international markets: striking a new agreement to market phosphate products overseas, constructing an ammonia plant in Trinidad and obtaining raw material from Morocco. At the same time, the Company has strengthened its presence in the U.S. market through the acquisition of First Mississippi's fertilizer operations and Trans-Resources' potash operations, as well as several capacity expansion programs elsewhere. To provide a perspective on how Mississippi Chemical is rooted locally, but working globally, we have chosen to focus on several of its operations around the world.

TRINIDAD: TRAINING TOMORROW'S WORKERS

    In The Republic of Trinidad and Tobago, Mississippi Chemical is constructing the world's largest single-train ammonia facility through a venture jointly owned with Farmland Industries, Inc. The Trinidad project is important to the Company's future, as it will not only increase its ammonia capacity by 350,000 short tons, but will also ensure a plentiful and cost-effective supply of natural gas. Since natural gas is a basic and critical raw material for fertilizer products, its cost can, by itself, determine profitability. The plant is expected to be in operation by the late spring of 1998.

    To meet the staffing needs of its new facilities, Mississippi Chemical draws on expertise honed during nearly 50 years of constructing and operating plants. The Company has developed an approach to teaching basic skills and best practices to inexperienced employees in a new plant. The use of the Company's approach by the Trinidad facility in meeting its staffing needs illustrates the interplay of global and local aspects of the Company's operations.

    In the case of the Trinidad facility, all but two of the plant's new employees are native Trinidadians. While the majority of new employees have had experience in the fertilizer industry, a substantial number

THE COMPANY AND ITS JOINT VENTURE PARTNER ARE BUILDING THE WORLD'S LARGEST SINGLE-TRAIN AMMONIA PLANT IN TRINIDAD, PROVIDING ACCESS TO AN ABUNDANT SUPPLY OF COMPETITIVELY PRICED NATURAL GAS AND A BETTER OPPORTUNITY TO REACH LATIN AMERICAN MARKETS.

               Mississippi Chemical Corporation and Subsidiaries must be trained. Therefore, the Trinidad plant management formed a relationship with a local technical training institute to meet the educational needs of its workforce of 84 workers, virtually all of whom have already been hired to prepare for the start up of operating systems, development of manuals, training and other activities related to starting up the plant. The training institute provided classroom facilities and faculty and developed the basic plant operating course. Experienced operating supervisors and senior technical managers then refined the course. Working together with assistance from the plant construction firm and numerous equipment manufacturers, the institute and senior plant personnel developed 34 operating manuals. After an intensive three-month classroom-training regimen now in progress, the employees participating in the program will have another three-months of hands-on training on site. By start-up, even inexperienced workers will be ready to work alongside veteran operators in the new plant.

FOSTERING INTERNATIONAL COOPERATION

    As a leading U.S.-based fertilizer producer, Mississippi Chemical frequently plays host to visiting delegations of industry executives, trade organization personnel and government officials from other countries. In recent years, the Company has participated in such information exchange programs with representatives from England, France, India and Morocco.

    Recently, a group organized by the Chinese Ministry for the Chemical Industry visited Yazoo City and met with personnel from the Company's operations, technical, marketing, communications and other departments. They also visited local farms and fertilizer dealers. Among a number of presentations by their U.S. counterparts, the Chinese delegation heard about the strong market-driven orientation of Mississippi Chemical and other American fertilizer producers, as well as our emphasis on safety and the environment. In return, Mississippi Chemical gained insights into the Chinese market and distribution infrastructure and formed relationships that may be valuable in future business ventures.

    China is the world's largest fertilizer consumer with about one-fourth of total world consumption. In international trade, the Chinese are second only to the U.S., representing about 15 percent of total fertilizer imports. With these impressive numbers, Mississippi Chemical Corporation was eager to exchange views with such a large buyer and consumer of fertilizer products.


WHEN REPRESENTATIVES OF CHINA, ONE OF THE WORLD'S LEADING FERTILIZER CONSUMERS, WANTED TO EXCHANGE INDUSTRY INSIGHTS, ONE OF THE COMPANIES THEY VISITED WAS MISSISSIPPI CHEMICAL.

               Mississippi Chemical Corporation and Subsidiaries

                           [BLANK PAGE APPEARS HERE]



               Mississippi Chemical Corporation and Subsidiaries

                           [BLANK PAGE APPEARS HERE]


               Mississippi Chemical Corporation and Subsidiaries

U.S.: EXPANDING MARKETING, SALES AND DISTRIBUTION

    A world tour of Mississippi Chemical's activities would not be complete without a visit to its operations in the United States. One of the Company's strengths is its domestic marketing and distribution network, which has grown and evolved during Mississippi Chemical's nearly 50 years in the U.S. fertilizer industry. The Company serves a diverse customer base of independent fertilizer dealers, farm cooperatives and regional and national distributors, as well as feed and industrial product manufacturers, located across the Southern and Midwestern regions of the U.S.

    Domestic distribution of fertilizer products is accomplished by rail, trucks, pipeline, barges and ocean-going vessels and is supported by 31 distribution terminals. In fiscal 1997, this distribution infrastructure was expanded through the acquisition of First Mississippi's fertilizer operations, which included interests in 11 ammonia barges plying the U.S. inland and intracoastal canal systems, plus an interest in an ammonia storage terminal near Houston, Texas. The Company also has two modern ocean-going vessels on long-term charter, beginning in 1998, to facilitate the movement of anhydrous ammonia from the Trinidad plant. With this extensive network, the Company has the ability to supply not only agricultural customers in its core region, but, increasingly, industrial users as well.

MOROCCO: ENSURING STABLE SUPPLY

    Since 1991, Mississippi Chemical has enjoyed the benefits of a long-term supply contract with Office Cherifien des Phosphates (OCP), the national phosphate company of Morocco. Under this arrangement, the price for phosphate rock is based on costs incurred by certain domestic competitors of the Company, as well as the financial performance of Mississippi Chemical's phosphate operations.

    The Company's contract with OCP was recently extended through fiscal year 2016. This strategic relationship with OCP should sustain the Pascagoula plant as an economically competitive phosphate operation for years to come. Both the Company and OCP have made renewed commitments which will enhance the plant facilities at Pascagoula. An expansion of this facility is now under construction.

DEEP BENEATH THE EARTH'S SURFACE, THE COMPANY EXTRACTS POTASH FROM ITS CARLSBAD, NEW MEXICO MINES. THE PURCHASE OF TWO ADDITIONAL MINES EARLY IN FISCAL 1997 DOUBLED THE COMPANY'S POTASH CAPACITY, BROUGHT NEW GRADES OF POTASH PRODUCTS ON STREAM AND EXPANDED THE COMPANY'S INDUSTRIAL CUSTOMER BASE.


               Mississippi Chemical Corporation and Subsidiaries

PHOSCHEM: INCREASING INTERNATIONAL ACCESS

    To broaden its access to the world markets for phosphate products, the Company joined the Phosphate Chemicals Export Association, Inc., effective October 1997. The organization, known as PhosChem, handles overseas marketing and distribution for the leading phosphate fertilizer producers in North America. In calendar 1996, PhosChem members exported approximately 4.4 million short tons of diammonium phosphate (DAP). India and China have been the largest international consumers of DAP in recent years, with Argentina, Australia, Japan, Pakistan and Thailand also becoming increasingly important customers.

    Mississippi Chemical's DAP export business should benefit from PhosChem's network of sales representatives and its strong international contacts. At the same time, because of its deep-water port in Pascagoula, the Company will contribute significantly to PhosChem's global distribution capabilities. Plans are in progress to expand these facilities and add additional storage.

EXPORTING A CORPORATE CULTURE

    Although it operates in diverse markets, the Company believes in treating its employees, customers, suppliers and other business associates in every region with the same measure of integrity, fairness and respect. For nearly 50 years, since its start as a cooperative, Mississippi Chemical has fostered a culture that might be best summed up by the phrase doing the right thing. A deep concern for workplace safety and environmental stewardship are also part of the company-wide ethic. This well-established corporate culture may be Mississippi Chemical's most important export. As a result, its 1,700 employees share core values that transcend national borders -- core values which are equally crucial to doing business locally or globally.



---------------------
SOURCES:  /2/ The World Bank.  /3/ Brokerage firm reports.

FOLLOWING THE COMPANY'S ACQUISITION OF FIRST MISSISSIPPI'S HALF INTEREST IN TRIAD CHEMICAL AND ITS ADJACENT AMPRO AMMONIA PLANT, THE COMPANY OPERATES ONE OF THE PREMIER NITROGEN FERTILIZER COMPLEXES IN THE U.S. AT DONALDSONVILLE, LOUISIANA.

               Mississippi Chemical Corporation and Subsidiaries

                           [BLANK PAGE APPEARS HERE]


               Mississippi Chemical Corporation and Subsidiaries

                             OUR CORPORATE HISTORY


    In September of 1948, under the general laws of Mississippi, an agricultural cooperative called Mississippi Chemical Corporation was organized.

    As a cooperative, Mississippi Chemical's primary business was to provide fertilizer products to over 16,000 shareholders pursuant to preferred patronage rights. The shareholder-patron received a patronage refund on purchases to the extent of the purchase price of the product over the cost of manufacturing and distributing such product minus any allocated reserve.

    In 1950, Mississippi Chemical constructed the first cooperative nitrogen manufacturing plant in the world at Yazoo City, Miss.

    On June 28, 1994, Mississippi Chemical shareholders approved a Plan of Reorganization whereby the Company began its operations as a regular business corporation as of July 1, 1994.

    Today, approximately 200,000 farmers receive their fertilizer supplies from Mississippi Chemical Corporation.

    The Company manufactures nitrogen fertilizers at its facilities in Yazoo City, Miss., and at an ammonia and urea fertilizer complex in Donaldsonville, La., owned by the Company's wholly owned subsidiary, Triad Nitrogen, Inc. Another subsidiary of the Company, Mississippi Potash, Inc., owns and operates potash mines and refineries near Carlsbad, N.M.

    Diammonium phosphate (DAP) is produced at the Pascagoula, Miss., facility, which is owned by the Mississippi Phosphates Corporation, a wholly owned subsidiary of the Company. The majority of Mississippi Phosphates' DAP production is placed in international markets.

    Following the reorganization in 1994, Mississippi Chemical has maintained its traditional customer base and continues marketing its products to fertilizer users in the United States as well as international markets.


               Mississippi Chemical Corporation and Subsidiaries

                    PRODUCTION AND DISTRIBUTION FACILITIES



                       [UNITED STATES MAP APPEARS HERE]


*PRODUCTION FACILITIES
*DISTRIBUTION FACILITIES
*POTASH SALES OFFICE



                     FACILITIES AND PRODUCTION CAPACITIES


                       MISSISSIPPI CHEMICAL CORPORATION
                            Yazoo City, Mississippi

                   Anhydrous Ammonia -- 500,000 ton capacity
             Ammonium Nitrate (Amtrate(R) -- 750,000 ton capacity
            Nitrogen Solutions (N-Sol 32(R) -- 600,000 ton capacity


                      MISSISSIPPI PHOSPHATES CORPORATION
                            PASCAGOULA, MISSISSIPPI

              Diammonium Phosphate (DAP) -- 720,000 ton capacity


                          MISSISSIPPI POTASH, INC./1/
                             CARLSBAD, NEW MEXICO

               Agricultural Grade Potash -- 984,000 ton capacity
                Industrial Grade Potash -- 306,000 ton capacity


                             TRIAD NITROGEN, INC.
                           DONALDSONVILLE, LOUISIANA

                    Urea Synthesis -- 560,000 ton capacity
                     Prilled Urea -- 420,000 ton capacity
                       Ammonia -- 1,080,000 ton capacity



/1/ Capacities shown represent Mississippi Potash and its wholly owned subsidiary, Eddy Potash, Inc.


               Mississippi Chemical Corporation and Subsidiaries

                             [GRAPH APPEARS HERE]

               Mississippi Chemical Corporation and Subsidiaries

                             [GRAPH APPEARS HERE]

               Mississippi Chemical Corporation and Subsidiaries

Products and Markets Yazoo City, Miss.

Donaldsonville, La.

MCC's nitrogen products include anhydrous ammonia, fertilizer-grade ammonium nitrate which is sold under the Company's trade name Amtrate(R), urea/ammonium nitrate (UAN) solutions which are sold under the Company's trade name N-Sol 32(R), nitric acid and urea.

Ammonia N The basic nitrogen product is anhydrous ammonia, which contains 82 percent nitrogen and is the most concentrated form of nitrogen fertilizer available. Ammonia is synthesized from natural gas, atmospheric nitrogen and steam. Anhydrous ammonia is used directly as a preemergent fertilizer for most row crops. Most of the ammonia produced by MCC is used as a raw material for the manufacture of other nitrogen fertilizer products.

Ammonium Nitrate N Ammonium nitrate contains 34 percent nitrogen and is manufactured by reacting anhydrous ammonia and nitric acid. Due to its stable nature, ammonium nitrate is the fertilizer of choice for such uses as pastures and no-till row crops where fertilizer is spread upon the surface and is subject to volatilization losses. MCC is the largest manufacturer and marketer of ammonium nitrate in the U.S.

Nitric Acid N Nitric acid is made by oxidizing ammonia with air. It is a primary ingredient in the production of ammonium nitrate fertilizer. Nitric acid is also used in the industrial market to produce end products such as nylon fibers, polyurethane foams, rubber chemicals and specialty fibers like Kevlar(R). MCC is the largest producer of nitric acid in one location in the U.S.

UAN Solutions (N-Sol 32(R)) N N-Sol 32(R) is a 32 percent nitrogen liquid product made by mixing urea liquor and ammonium nitrate liquor. N-Sol 32(R) is used in direct application to cotton, corn, grains and pastures as well as being used in liquid fertilizer blends. Over the past 20 years, there has been a shift in product preference from directly applied ammonia to UAN solutions because of the difficulties of applying and the high cost of application equipment for ammonia.

Urea -- MCC sold approximately 297,000 tons of prilled urea and approximately 127,000 tons of urea melt which it produces primarily at its Triad facility. Urea is synthesized by the reaction of ammonia and carbon dioxide and then solidified in prill form. With a 46 percent nitrogen content, urea is the most concentrated form of dry nitrogen and is considered a long-lasting form of nitrogen. In the MCC trade area, prilled urea is the nitrogen product of choice for topdressing rice, and most of the Company's prilled urea is aerially broadcast on rice crops in Arkansas, Louisiana, Mississippi and Texas.

DAP -- DAP is the most common form of phosphate fertilizer, containing 18 percent nitrogen and 46 percent phosphate by weight. DAP is produced by reacting phosphate rock with sulfuric acid to produce phosphoric acid, which is then combined with ammonia. DAP is an important fertilizer for both direct application and for use in blended fertilizers applied to all major types of row crops.

Sulfuric Acid -- Sulfuric acid is made by burning elemental sulfur in air. It is a primary ingredient in the production of phosphoric acid. Sulfuric acid is also used for a wide range of industrial applications, involving organic and petrochemical processes, oil refining, inorganic chemicals, metal processing, wood pulping and textiles.

Potash -- MCC produces both red and white potash from three mines and associated refining facilities in Carlsbad, N.M. Two types of ore refining processes are used: flotation to produce red and hot leech crystallization to produce the higher purity white potash. A portion of both the red and white standard potash is converted to a granular product which is used as a direct application fertilizer and in bulk blending of agricultural products N both of which are applied to all major types of row crops. The balance of the white product is consumed in the specialty and industrial markets.

Pascagoula, Miss. MCC produces diammonium phosphate (DAP) at its Pascagoula, Miss. facility. Sales of DAP are primarily into international markets.

Carlsbad, N.M. MCC produces potash at its mines and facilities near
Carlsbad, N.M. The Company's potash products include red granular, red standard, white granular, white standard, white coarse, industrial standard, soluble and industrial soluble.

1 The company purchases its ammonia for DAP production from third parties.

               Mississippi Chemical Corporation and Subsidiaries

                             FINANCIAL HIGHLIGHTS


Income Statement Data:                                                                   Fiscal Years Ended June 30
------------------------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                             1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                     $  520,569   $ 428,789   $ 388,154   $ 309,360   $ 289,125
Operating income                                              $   91,209   $  84,818   $  80,969   $  37,905   $  29,180

Income from continuing operations
 before cumulative effect of change in
 accounting principle                                         $   55,815   $  54,178   $  52,230   $  26,912   $  22,681
Net income                                                    $   55,815   $  54,178   $  52,230   $  36,523   $   4,790
Income from continuing operations assuming
 conversion from a cooperative to a regular
 business corporation as of July 1, 1992 (1)                         n/a         n/a         n/a   $  21,415   $  17,533
Earnings per share (2)                                        $     2.29   $    2.46   $    2.34   $    1.10   $    0.92
Weighted average common shares outstanding (3)                    24,375      21,980      22,365      19,454      19,035


BALANCE SHEET DATA:                                                                     June 30
------------------------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                             1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------------

Working capital                                               $   53,910   $  81,613   $  70,790   $  34,931   $  22,802
Total assets                                                  $  858,545   $ 341,006   $ 302,215   $ 298,430   $ 296,053
Long-term debt, excluding long-term debt
 due within one year                                          $  244,516   $      -    $   2,478   $  57,217   $  52,357
Shareholders' equity                                          $  439,429   $ 247,825   $ 227,307   $ 142,956   $ 119,574
Cash dividends declared per common share (4)                  $     0.40   $    0.36   $    0.16   $       -   $       -

(1) For 1994 and 1993, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1992, income taxes would have been increased by the following approximate amounts: $5.5 million and $5.1 million for fiscal 1994 and 1993, respectively.

(2) For 1994 and 1993, earnings per share reflect the reorganization of the Company from a cooperative to a regular business corporation as if it had occurred July 1, 1992, and is based on income from continuing operations.

(3) For 1994 and 1993, weighted average common shares outstanding reflect the reorganization of the Company from a cooperative to a regular business corporation as if it had occurred July 1, 1992.

(4) For 1994 and 1993, the Company operated as a cooperative and paid cash patronage refunds in lieu of cash dividends.


               Mississippi Chemical Corporation and Subsidiaries

                           [BLANK PAGE APPEARS HERE]



               Mississippi Chemical Corporation and Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

     The Company's fiscal 1997 results reflect record sales, operating income and net income. Net sales increased 21.4% to $520.6 million from $428.8 million in 1996. Operating income increased 7.5% to $91.2 million from $84.8 million in 1996, and net income increased 3.0% to $55.8 million from $54.2 million in 1996. These results primarily reflect higher sales volumes for the Company's nitrogen and potash products. The volume increases were largely due to the additional tonnage available for sale resulting from the Company's acquisitions during the fiscal year. In August 1996, the Company acquired substantially all of the assets of New Mexico Potash Corporation and Eddy Potash, Inc. (the "Potash Acquisitions"), from Trans-Resources, Inc. In December 1996, the Company acquired the fertilizer operations of First Mississippi Corporation ("First Mississippi") which included anhydrous ammonia and urea facilities. The Company's sales prices for each of its nitrogen products (ammonia, ammonium nitrate, urea and N-Sol) declined during the year; however, due to the sales product mix, the Company's weighted average nitrogen sales price increased 5.8% to $152 in fiscal 1997 from $144 in fiscal 1996. The Company's sales product mix in fiscal 1997 included a higher percentage of anhydrous ammonia and urea tons sold at higher prices when compared to the Company's other nitrogen products. China, traditionally the world's largest buyer of DAP, reduced imports in 1997; however, DAP sales to both the domestic and international markets were up. Competition to capture sales outside of the Chinese market resulted in a decline in DAP prices from the near record levels of the previous year. During fiscal 1997, the Company's DAP prices were down 6.0% to $177 per ton compared to $188 per ton for fiscal 1996. For fiscal 1997, the average sales price of potash was $80 per ton compared to $71 per ton for fiscal 1996. This 13.6% increase in potash prices is attributable to continued strengthening in both the domestic and international markets and the inclusion of value added industrial grades of potash in the Company's product mix.

     The Company's results for fiscal 1997 were adversely impacted by an 11% increase in the price for natural gas, a signicant raw material for the production of nitrogen fertilizers. The natural gas industry had difculty replenishing inventories during the summer of 1996, resulting in sharply higher prices during the first half of fiscal 1997. Natural gas prices declined somewhat during the second half of fiscal 1997. At June 30, 1997, storage inventory levels had increased slightly and long-term natural gas supplies appeared adequate to meet projected demand. The Company's gas prices can be signicantly influenced by factors such as weather, gas transportation interruptions and competing fuel prices.

     During the current year, demand for the Company's nitrogen products was negatively impacted by adverse weather conditions at the beginning of the planting season and by an increase in acres planted in soybeans, which require less nitrogen fertilizers than other traditional crops. The increase in soybean acres came at the expense of cotton and corn in the Company's primary trade area. Both cotton and corn require nitrogen fertilizers to produce optimal yields. This year's shift to planting more soybeans in the Company's trade area was driven by historically high soybean prices.

     Looking forward, U.S. and world grain stocks remain at low levels. Global food demand also remains strong and most industry analysts expect farmers to plant fence-row-to-fence-row in fiscal 1998. The Company expects that, due to the anticipated


               Mississippi Chemical Corporation and Subsidiaries record soybean crop this year, many farmers will return to planting corn and cotton in the Company's primary trade area in fiscal 1998, thereby increasing the demand for nitrogen fertilizers. With the passage of the Freedom to Farm Act, farmers now have greater flexibility in the crops they choose to plant. It is likely that, in the future, planted acreage will shift between crops as farmers try to maximize their economic return.

     The Company's results of operations have historically been influenced by a number of factors beyond the Company's control, which have, at times, had a signicant effect on the Company's operating results. Fertilizer demand and prices are highly dependent upon conditions in the agricultural industry and can be affected by a variety of factors, including planted acreage, United States government agricultural policies, projected grain stocks, weather and changes in agricultural production methods. The Company's results can also be affected by such factors as the relative value of the U.S. dollar, foreign agricultural policies (in particular the policies of the governments of India and China regarding subsidies of fertilizer imports), and the hard currency demands of countries such as those of the former Soviet Union.

RESULTS OF OPERATIONS

     Following are summaries of the Company's sales results by product categories:


                                                   Fiscal Years Ended June 30
--------------------------------------------------------------------------------
(In thousands)                                    1997        1996        1995
--------------------------------------------------------------------------------
NET SALES:
  Nitrogen                                   $ 308,441   $ 255,195   $ 240,692
  DAP                                          128,076     142,084     117,495
  Potash                                        81,945      29,553      27,433
  Other                                          2,107       1,957       2,534
--------------------------------------------------------------------------------
  Net Sales                                  $ 520,569   $ 428,789   $ 388,154
================================================================================


                                                   Fiscal Years Ended June 30
--------------------------------------------------------------------------------
(In thousands)                                    1997        1996        1995
--------------------------------------------------------------------------------
TONS SOLD:
  Nitrogen                                       2,023       1,770       1,748
  DAP                                              723         754         713
  Potash                                         1,020         418         357


               Mississippi Chemical Corporation and Subsidiaries

                                                   Fiscal Years Ended June 30
--------------------------------------------------------------------------------
                                                  1997        1996        1995
--------------------------------------------------------------------------------
Average Sales Price Per Ton:
  Nitrogen                                   $     152   $     144   $     138
  DAP                                        $     177   $     188   $     165
  Potash                                     $      80   $      71   $      77


FISCAL 1997 COMPARED TO FISCAL 1996

     NET SALES. Net sales increased 21.4% to $520.6 million in fiscal 1997, from $428.8 million in fiscal 1996, primarily as a result of increased sales volumes for nitrogen and potash fertilizers. Nitrogen fertilizer sales increased 20.9% through an increase in tons sold of 14.3% and a 5.8% increase in sales prices. The volume increase is attributable to an increase in anhydrous ammonia and urea sales due to the acquisition of the fertilizer operations of First Mississippi which was partially offset by lower sales volumes for nitrogen solutions and ammonium nitrate. During the current year, the weighted average nitrogen sales price increased by 5.8% over the prior year primarily due to a 340,000-ton increase in anhydrous ammonia sales and an 111,000-ton increase in urea sales over the prior year. Prices for individual nitrogen products during the current year were similar to those in the prior year with the exception of urea, which was down approximately 4.6%. Sales of DAP decreased 9.9% as a result of a 6.0% decrease in the average price per ton and a 4.1% decrease in tons sold. The decrease in average sales prices was the result of aggressive competition for non-Chinese DAP sales during the current year. Potash sales increased 177.3% as a result of a 144.2% increase in tons sold and a 13.6% increase in the average price per ton. This increase in volume is the result of increased tonnage made available through the Potash Acquisitions completed during August 1996. Potash prices increased due to strengthening in both the domestic and international markets and the inclusion of value added industrial grades of potash in the Company's product mix.

     TRADING LOSS ON BROKERED PRODUCT. Following the acquisition of the fertilizer operations of First Mississippi, the Company routinely trades or brokers ammonia in the open market. During fiscal 1997, the Company brokered approximately 177,000 short tons of ammonia. Brokered ammonia sales of approximately $32.3 million and purchases of approximately $33.2 million resulted in a $57,000 net loss after considering certain purchase price adjustments associated with the acquisition.

     COST OF PRODUCTS SOLD. For fiscal 1997, the Company's cost of products sold increased to $367.0 million from $291.4 million in fiscal 1996. As a percentage of net sales, cost of products sold increased to 70.5% from 68.0%. This increase in cost of products sold, as a percentage of net sales, is the result of the Company incurring higher costs per ton for nitrogen and potash partially offset by lower costs per ton for DAP. Through the Potash Acquisitions, the Company's current year sales also included a higher proportion of potash sales which have a higher percentage of cost to sales. This increase, as a percentage of net sales, was partially offset by higher weighted average sales prices for nitrogen and potash. For fiscal 1997, nitrogen fertilizer


               Mississippi Chemical Corporation and Subsidiaries cost per ton increased primarily as a result of higher natural gas costs and higher depreciation associated with the First Mississippi acquisition. These higher costs were partially offset by reduced purchases of ammonia and lower maintenance and labor costs during the current year. During the prior fiscal year, the Company incurred higher maintenance and labor costs and increased purchases of ammonia due to a scheduled biennial maintenance turnaround at the Company's Yazoo City facility. For fiscal 1997, DAP costs per ton decreased as a result of lower costs for phosphate rock and sulfur, partially offset by higher ammonia costs. Phosphate rock costs decreased due to the pricing formula in the Company's phosphate rock supply contract that is based on the phosphate rock costs incurred by certain other domestic phosphate producers, and the financial performance of the Company's phosphate operations.

     SELLING EXPENSES. For fiscal 1997, selling expenses increased to $30.7 million from $27.9 million in fiscal 1996. As a percentage of net sales, selling expenses decreased to 5.9% for fiscal 1997, from 6.5% in fiscal 1996. This decrease, as a percentage of net sales, was primarily the result of the Company's sales including less tonnage sold on a delivered basis and higher weighted average sales prices for nitrogen and potash. This decrease was partially offset by higher transportation expenses for the Company's nitrogen products. The Company also experienced increased costs for sales administration and storage during the current fiscal year due to its Potash Acquisitions and the acquisition of First Mississippi.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $31.7 million in fiscal 1997, from $24.7 million in fiscal 1996. As a percentage of net sales, general and administrative expenses increased to 6.1% from 5.8%. This increase is primarily the result of the amortization of goodwill associated with the acquisition of First Mississippi in December 1996. In addition, the Company experienced increased royalties and other administrative costs associated with the Potash Acquisitions.

     OPERATING INCOME. As a result of the above factors, operating income increased to $91.2 million for fiscal 1997, from $84.8 million in fiscal 1996, a 7.5% increase.

     INTEREST, NET. For fiscal 1997, net interest expense was $4.3 million compared to net interest income of $2.2 million in fiscal 1996. This increase in net interest expense was primarily the reflection of higher interest expense resulting from higher levels of borrowings and lower interest income earned due to lower levels of investments during fiscal 1997. This increase was partially offset by interest income received on income tax refunds related to a prior period. Also, during the current year, the Company capitalized $3.9 million of its interest costs.

     INCOME TAX EXPENSE. For fiscal 1997, income tax expense increased to $34.8 million from $34.3 million in fiscal 1996. This increase is primarily the result of changes in earnings during the current fiscal year. The Company also incurred an increase in the effective tax rate during the current year due to the nondeductible amortization of goodwill associated with the acquisition of First Mississippi in December 1996. This increase was offset by a decrease in the Company's effective state income tax rate during the current year.

     NET INCOME. As a result of the foregoing, net income increased to $55.8 million in fiscal 1997, from $54.2 million in fiscal 1996.


               Mississippi Chemical Corporation and Subsidiaries

FISCAL 1996 COMPARED TO FISCAL 1995

     NET SALES. Net sales increased 10.5% to $428.8 million in fiscal 1996 from $388.2 million in fiscal 1995, primarily as a result of higher sales prices for nitrogen and DAP fertilizers and increased sales volumes for all product groups. Nitrogen fertilizer sales increased 6.0% as a result of a 4.7% increase in prices and a 1.3% increase in tons sold. During fiscal 1996, the Company's ammonium nitrate sales decreased 6.1% primarily due to the absence of tonnage obtained through a contract with Air Products and Chemicals, Inc. in the prior year which is no longer in effect. Sales of DAP increased 20.9% as a result of a 14.4% increase in prices and a 5.7% increase in tons sold. Potash sales increased 7.7% as a result of a 17.1% increase in tons sold partially offset by an 8.0% decrease in prices.

     COST OF PRODUCTS SOLD. Cost of products sold increased to $291.4 million in fiscal 1996 from $254.6 million in fiscal 1995. As a percentage of net sales, cost of products sold increased to 68.0% in fiscal 1996 from 65.6% in fiscal 1995. This increase, as a percentage of net sales, reflects increases in the production cost per ton for nitrogen fertilizers and DAP partially offset by higher sales prices for nitrogen and DAP. During fiscal 1996, the Company incurred higher costs related to its nitrogen products due to higher natural gas costs, increased purchases of ammonia used as a raw material and upgraded to other nitrogen fertilizer products, and higher maintenance and labor costs. Maintenance and labor costs were higher due to a scheduled biennial maintenance turnaround at the Company's Yazoo City facility in fiscal 1996. Purchases of ammonia also increased as a result of the scheduled turnaround, which reduced supplies of internally produced ammonia.

     DAP costs per ton increased during fiscal 1996 as a result of higher costs for raw materials, primarily phosphate rock. Phosphate rock costs increased due to the pricing formula in the Company's phosphate rock supply contract which bases the price of this raw material on the phosphate rock costs incurred by certain other domestic phosphate producers, and the financial performance of the Company's phosphate operations.

     Potash production costs per ton increased 5.5% primarily due to lower volumes produced at the Carlsbad facility during fiscal 1996. Production levels were lower primarily because of a lower ore grade resulting from mining in a salt deposit that was unexpectedly encountered during January and February of fiscal 1996.

     SELLING EXPENSES. Selling expenses decreased to $27.9 million in fiscal 1996, from $29.2 million in fiscal 1995. As a percentage of net sales, selling expenses decreased to 6.5% in fiscal 1996, from 7.5% in fiscal 1995. This decrease was the result of increased sales prices for DAP and nitrogen fertilizers and lower delivery costs during fiscal 1996 due to a product mix that included a lower percentage of tons sold on a delivered basis. These decreases were partially offset by higher storage costs during fiscal 1996.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $24.7 million in fiscal 1996, from $23.3 million in fiscal 1995. This increase was primarily due to increased franchise taxes, higher depreciation expenses and decreased service fees received from a former subsidiary which reduced the Company's general and administrative expenses in fiscal 1995. As a percentage of net sales, general and administrative expenses decreased to 5.8% in fiscal 1996 from 6.0% in fiscal 1995. This decrease was primarily the result of increased sales prices for DAP and nitrogen fertilizers.


               Mississippi Chemical Corporation and Subsidiaries

     OPERATING INCOME. As a result of the above factors, operating income increased to $84.8 million in fiscal 1996, from $81.0 million in fiscal 1995, a 4.8% increase.

     INTEREST, NET. For fiscal 1996, net interest income was $2.2 million compared to net interest expense of $52,000 in fiscal 1995. This change is primarily a reflection of lower interest expense incurred during fiscal 1996 resulting from lower borrowing levels. The Company had no long-term debt at June 30, 1996. The Company also experienced higher interest income during fiscal 1996 due to higher levels of investments.

     INCOME TAX EXPENSE. Income tax expense increased to $34.3 million in fiscal 1996, from $29.2 million in fiscal 1995. This increase is the result of the change in earnings during the current year and the utilization of alternative minimum tax credits during fiscal 1995.

     NET INCOME. As a result of the foregoing, net income increased to $54.2 million in fiscal 1996, from $52.2 million in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, the Company had cash and cash equivalents of $8.2 million, compared to $60.2 million at June 30, 1996, a decrease of $52.0 million. At June 30, 1996, cash and cash equivalents had increased to $60.2 million from $29.6 million at June 30, 1995, an increase of $30.6 million.

     OPERATING ACTIVITIES. For fiscal 1997, 1996 and 1995, net cash provided by operating activities was $72.6 million, $94.6 million and $78.7 million, respectively.

     INVESTING ACTIVITIES. Net cash used in investing activities was $195.5 million, $27.1 million and $26.9 million for fiscal 1997, 1996 and 1995, respectively, primarily reflecting capital expenditures in those periods. Fiscal 1997 capital expenditures were $93.8 million, which included $52.9 million related to the Company's nitrogen expansion project at its Yazoo City, Mississippi facility, $3.8 million for the remaining 50% interest in an ammonia barge company it acquired in the First Mississippi acquisition, and $5.3 million for land to be used in the development of a new phosphogypsum disposal facility at the Pascagoula, Mississippi facility. The remaining $31.8 million was utilized in normal improvements and modications to the Company's facilities and other items. Capital expenditures for fiscal 1996 and 1995 were $16.1 million and $22.3 million, respectively. Fiscal 1997, 1996 and 1995, respectively, included $45.2 million, $12.0 million and $1.1 million related to the Company's investment in Farmland MissChem Limited. In August 1996, the Company spent $56.1 million for the Potash Acquisitions. These expenditures were partially offset by the receipt of option payments relating to the Company's Florida phosphate rock properties. Net cash used in investing activities for 1995 also included $8.8 million in payments required to terminate a newsprint purchase contract with its former subsidiary, Newsprint South, Inc.

     FINANCING ACTIVITIES. Net cash provided by financing activities was $70.9 million for fiscal 1997, and net cash used in financing activities was $36.9 million and $45.4 million for fiscal 1996 and 1995, respectively. During the current year, the


               Mississippi Chemical Corporation and Subsidiaries amounts provided by financing activities included $490.3 million in debt proceeds partially offset by $390.9 million in debt payments, $18.9 million paid for the purchase of treasury stock and $9.8 million paid in cash dividends. During the prior year, the amounts used in financing activities included $25.9 million for the purchase of treasury stock and $7.9 million paid in cash dividends. During fiscal 1996, the Company also made $3.2 million in debt payments, which included $2.4 million in prepayments.

     For fiscal 1995, net cash used in financing activities included $47.4 million in proceeds received from a stock offering in August 1994. These proceeds were subsequently used to prepay approximately $29.0 million of the Company's long-term debt and a portion of the Company's revolving credit facility. The Company also paid $5.7 million to its shareholders related to the reorganization of the Company, $3.7 million in cash dividends and $4.8 million to purchase treasury stock. In addition, the Company paid $14.8 million in cash patronage refunds related to fiscal 1994, when the Company operated as a cooperative.

     At June 30, 1997, the Company and its subsidiaries had unsecured credit facilities with Harris Trust and Savings Bank ("Harris") and a syndicate of commercial banks totaling $300 million. These facilities are five-year facilities and replaced a $125 million credit facility with NationsBank of Tennessee, N.A. ("NationsBank"), as agent. The new facilities bear interest at the Prime Rate or at rates related to the London Interbank Offered Rate. At June 30, 1997, the Company had $244.4 million outstanding under these facilities. The maximum amount outstanding at any month end during the current year was $252.5 million. The Company also has a separate $5 million short-term line of credit with a financial institution which is not part of the facilities mentioned above. There were no outstanding borrowings under this commitment at June 30, 1997.

     The Company's 50-50 joint venture, Farmland MissChem Limited, has commenced construction of a 2,040-short-ton-per-day anhydrous ammonia plant to be located near Point Lisas, The Republic of Trinidad and Tobago. The project is expected to cost approximately $330 million. The portion of the project cost in excess of required equity contributions of 35% is to be financed by the joint venture on a non-recourse project basis. Startup of the facility is scheduled for late spring 1998. The Company has entered into a contract to purchase one-half of the ammonia, approximately 350,000 short tons per year, produced by the plant at a purchase price that approximates market price but is subject to an agreed-upon floor price. The Company intends to use its portion of the production from the new facility as a raw material for upgrading into finished fertilizer products at its existing facilities and for sales into world markets.

     In late fiscal 1996, the Company began an expansion at its nitrogen fertilizer manufacturing facilities at Yazoo City. The project includes the addition of a 650 ton-per-day nitric acid plant, a new 500 ton-per-day ammonia plant and modications to its ammonium nitrate plant to increase production from approximately 750,000 to approximately 950,000 tons per year. The Company estimates total cost of the expansion to be $130 million. The expansion is scheduled to be fully operational during the first half of 1998.

     The Company has commenced construction of a new phosphogypsum disposal facility at its Pascagoula, Mississippi, facility. This facility is expected to be operational by spring 1998 at an estimated cost of $17 million. In July 1997, the Company also


               Mississippi Chemical Corporation and Subsidiaries initiated construction of an expansion of its diammonium phosphate manufacturing facilities at Pascagoula. This project will increase production from approximately 720,000 to 900,000 tons per year at an estimated cost of $10.5 million. It is expected that this expansion will be fully operational by the end of fiscal 1998.

     The Company anticipates financing the above-mentioned projects with cash generated from operations and available lines of credit. The Company also believes that these sources and other credit facilities that may be negotiated by the Company will be sufficient to satisfy any financing needs of the Company through fiscal 1998.

QUARTERLY RESULTS

     The usage of fertilizer is highly seasonal, and the Company's quarterly results reect the fact that in the Company's markets signicantly more fertilizer is purchased in the spring. Signicant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since interim period operating results reflect the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary signicantly from one year to the next primarily as a result of weather-related shifts in planting schedules and purchase patterns. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

     The following table presents selected unaudited quarterly results of operations for fiscal 1997, 1996 and 1995.

                                                                                    Year Ending June 30, 1997
------------------------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                                1st Q             2nd Q             3rd Q             4th Q
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                         $  91,290          $ 113,196         $ 142,583         $ 173,500
Operating income                                                  $  14,740          $  18,600         $  20,093         $  37,776
Net income                                                        $   9,295          $  12,093         $  10,599         $  23,828
Earnings per share (1)                                            $    0.44          $    0.56         $    0.38         $    0.86
Weighted average common
 shares outstanding                                                  21,250             21,620            28,000            27,613
Dividends paid per share                                          $    0.10          $    0.10         $    0.10         $    0.10

Common stock price range
  - high                                                          $   23.38          $   26.00         $   27.25         $   24.38
  - low                                                           $   17.75          $   23.00         $   23.13         $   19.50

               Mississippi Chemical Corporation and Subsidiaries

                                                                                    Year Ending June 30, 1996
------------------------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                                1st Q             2nd Q             3rd Q             4th Q
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                         $  96,570          $  99,857         $ 107,740         $ 124,622
Operating income                                                  $  16,885          $  18,400         $  23,528         $  26,005
Net income                                                        $   9,704          $  11,874         $  15,648         $  16,952
Earnings per share (1)                                            $    0.43          $    0.53         $    0.72         $    0.79
Weighted average common
 shares outstanding                                                  22,349             22,210            21,880            21,484
Dividends paid per share                                          $    0.08          $    0.08         $    0.10         $    0.10
Common stock price range
  - high                                                          $   23.88          $   25.13         $   24.75         $   22.50
  - low                                                           $   19.88          $   21.00         $   19.75         $   19.25

                                                                                    Year Ending June 30, 1995
------------------------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                                1st Q             2nd Q             3rd Q             4th Q
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                         $  72,751          $  83,713         $ 114,677         $ 117,013
Operating income                                                  $  10,876          $  16,129         $  27,457         $  26,507
Net income                                                        $   5,776          $  10,439         $  17,198         $  18,817
Earnings per share (1)                                            $    0.27          $    0.46         $    0.75         $    0.82
Weighted average common
 shares outstanding                                                  21,125             22,920            22,934            22,855
Dividends paid per share                                          $       -          $       -         $    0.08         $    0.08
Common stock price range
  - high                                                          $   19.25          $   19.00         $   19.88         $   20.13
  - low                                                           $   15.00          $   14.75         $   16.50         $   15.38

(1) Quarterly amounts do not add to the annual earnings per share because of changes in the number of outstanding shares during the year.

     Effective October 10, 1996, the Company's common stock began trading on the New York Stock Exchange under the symbol "GRO." The Company's shares had previously traded on the NASDAQ Stock Market's National Market (the "NASDAQ Market") under the symbol "MISS." As of August 20, 1997, shareholders of record numbered approximately 13,100.


               Mississippi Chemical Corporation and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS
ASSETS                                                                                                      June 30
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                            1997              1996
------------------------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                                   $   8,159        $  60,214
  Accounts receivable (less allowances of $1,767 and $1,200)                                     63,095           34,630
  Inventories                                                                                    69,310           40,633
  Prepaid expenses and other current assets                                                       4,873            3,956
  Deferred income taxes                                                                           3,596            2,216
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                      149,033          141,649

Investments and other assets:
  Investments in affiliates                                                                      69,230           13,121
  Other                                                                                          14,039           14,546
------------------------------------------------------------------------------------------------------------------------------------
      Total investments and other assets                                                         83,269           27,667

Properties held for sale                                                                         52,919           52,919
Property, plant and equipment, at cost,
 less accumulated depreciation, depletion and amortization                                      392,395          118,771
Goodwill, net of accumulated amortization                                                       180,929                -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $ 858,545        $ 341,006
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Long-term debt due within one year                                                          $     140        $      78
  Accounts payable                                                                               74,534           46,013
  Accrued liabilities                                                                            14,476            8,707
  Income taxes payable                                                                            5,973            5,238
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                  95,123           60,036

Long-term debt                                                                                  244,516                -
Other long-term liabilities and deferred credits                                                 20,620           18,218
Deferred income taxes                                                                            58,857           14,927
Commitments and contingencies (see Notes 12, 16, 17 and 18)
Shareholders' equity:
  Common stock ($.01 par; authorized 100,000,000 shares; issued
   27,975,936 in 1997 and 22,903,450 in 1996)                                                       280              229
  Additional paid-in capital                                                                    305,901          178,364
  Retained earnings                                                                             145,827           99,814
  Treasury stock, at cost (565,809 shares in 1997 and 1,550,000
   shares in 1996)                                                                              (12,579)         (30,582)
------------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                                439,429          247,825
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              $ 858,545        $ 341,006
====================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.


               Mississippi Chemical Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                       Years Ended June 30
--------------------------------------------------------------------------------
(In thousands, except per share data)               1997      1996       1995
-------------------------------------------------------------------------------
Revenues:
  Net sales                                     $ 520,569  $ 428,789  $ 388,154
  Trading loss on brokered product                    (57)         -          -
--------------------------------------------------------------------------------
                                                  520,512    428,789    388,154
Operating expenses:
  Cost of products sold                           366,961    291,403    254,629
  Selling                                          30,670     27,856     29,212
  General and administrative                       31,672     24,712     23,344
--------------------------------------------------------------------------------
                                                  429,303    343,971    307,185
--------------------------------------------------------------------------------
Operating income                                   91,209     84,818     80,969
Other income (expense):
  Interest, net                                    (4,331)     2,229        (52)
  Other                                             3,709      1,446        491
--------------------------------------------------------------------------------
Income before income taxes                         90,587     88,493     81,408
Income tax expense                                 34,772     34,315     29,178
--------------------------------------------------------------------------------
Net income                                      $  55,815  $  54,178  $  52,230
================================================================================
Earnings per share (see Note 1)                 $    2.29  $    2.46  $    2.34
================================================================================
Weighted average common shares outstanding         24,375     21,980     22,365
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.


               Mississippi Chemical Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                               Cooperative              Additional   Capital    Retained
                                                 Common      Common      Paid-in     Equity     Earnings      Treasury
                                                 Stock        Stock      Capital     Credits    (Decit)        Stock       Total
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Balances, June 30, 1994                        $  28,392   $       -   $  66,848   $  62,352   $ (14,636)   $       -   $ 142,956
  Conversion of cooperative stock                (26,375)        155      26,220           -           -            -           -
  Conversion of capital equity credits and
   allocated surplus accounts                          -          41      42,723     (62,352)     19,588            -           -
  Redemptions                                     (2,017)         (1)     (4,095)          -           -            -      (6,113)
------------------------------------------------------------------------------------------------------------------------------------
      Subtotal                                         -         195     131,696           -       4,952            -     136,843

  Net income                                           -           -           -           -      52,230            -      52,230
  Stock issued                                         -          34      46,636           -           -            -      46,670
  Cash dividends paid                                  -           -           -           -      (3,662)           -      (3,662)
  Treasury stock purchased                             -           -           -           -           -       (4,774)     (4,774)
------------------------------------------------------------------------------------------------------------------------------------

Balances, June 30, 1995                                -         229     178,332           -      53,520       (4,774)    227,307
  Net income                                           -           -           -           -      54,178            -      54,178
  Cash dividends paid                                  -           -           -           -      (7,884)           -      (7,884)
  Treasury stock, net                                  -           -          32           -           -      (25,808)    (25,776)
------------------------------------------------------------------------------------------------------------------------------------

Balances, June 30, 1996                                -         229     178,364           -      99,814      (30,582)    247,825
  Net income                                           -           -           -           -      55,815            -      55,815
  Cash dividends paid                                  -           -           -           -      (9,802)           -      (9,802)
  Treasury stock, net                                  -           -          56           -           -      (18,753)    (18,697)
  Stock options exercised                              -           -         203           -           -            -         203
  Stock issued for business acquired                   -          51     127,278           -           -       36,756     164,085
------------------------------------------------------------------------------------------------------------------------------------

Balances, June 30, 1997                        $       -   $     280   $ 305,901   $       -   $ 145,827    $ (12,579)  $ 439,429
====================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.


               Mississippi Chemical Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Years Ended June 30
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                          1997          1996         1995
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                 $  55,815    $  54,178    $  52,230
  Reconciliation of net income to net cash provided
        by operating activities:
    Net change in operating assets and liabilities                              (9,423)      21,401       (3,241)
    Depreciation, depletion and amortization                                    27,980       17,798       17,058
    Deferred income taxes                                                          562        1,885       11,556
    Other                                                                       (2,322)        (643)       1,117
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                       72,612       94,619       78,720
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchases of property, plant and equipment                                   (93,816)     (16,143)     (22,305)
  Investment in Farmland MissChem Limited                                      (45,165)     (11,993)      (1,128)
  Proceeds received from option holder                                           1,000        2,000        3,000
  Acquisition of potash businesses                                             (56,098)           -            -
  Payments for newsprint contract obligations                                        -            -       (8,751)
  Other                                                                         (1,449)        (937)       2,260
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (195,528)     (27,073)     (26,924)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Debt payments                                                               (390,945)      (3,175)    (118,567)
  Debt proceeds                                                                490,290            -       54,625
  Purchase of treasury stock                                                   (18,885)     (25,890)      (4,774)
  Cash dividends paid                                                           (9,802)      (7,884)      (3,662)
  Proceeds from issuance of common stock                                           203            -       47,401
  Conversion of common stock                                                         -            -       (5,665)
  Cash patronage paid                                                                -            -      (14,756)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             70,861      (36,949)     (45,398)
------------------------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                           (52,055)      30,597        6,398
Cash and cash equivalents - beginning of period                                 60,214       29,617       23,219
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - end of period                                    $   8,159    $  60,214    $  29,617
====================================================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these financial statements.


               Mississippi Chemical Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL STATEMENTS

     The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation and its subsidiaries (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

     Prior to July 1, 1994, the Company was organized and operated as a cooperative to manufacture and distribute chemical fertilizer primarily to its shareholder-members. On July 1, 1994, the Company converted from a cooperative to a regular business corporation (see Note 2). The Company is a major producer and supplier of nitrogen fertilizers in the southern United States. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, fertilizer dealers and distributors primarily for use in the southern farming regions of the United States and areas served by the Mississippi River system. The Company's phosphate fertilizers are sold primarily in international markets. The Company's potash products are also sold into industrial markets where they are used for a broad range of industrial applications.

     In August 1996, the Company, through two subsidiaries of its wholly owned subsidiary, Mississippi Potash, Inc., acquired substantially all of the assets of New Mexico Potash Corporation and Eddy Potash, Inc. from Trans-Resources, Inc. (see Note 3). Since the acquisition, New Mexico Potash Corporation has been merged into Mississippi Potash, Inc. Eddy Potash, Inc. operates as a wholly owned subsidiary of Mississippi Potash, Inc.

     In December 1996, the Company acquired the fertilizer operations of First Mississippi Corporation ("First Mississippi") in an all-stock merger transaction (see Note 3). The fertilizer operations primarily included AMPRO Fertilizer, Inc. ("AMPRO") and a 50% interest in Triad Chemical; the Company already held the remaining 50% interest. Prior to this acquisition, the Company had the right to withdraw, at cost, approximately one-half of the production of Triad Chemical and was obligated to withdraw certain minimum quantities. Triad Chemical's assets constituted approximately 2.3% and 2.6% of total assets at June 30, 1996 and 1995, respectively.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost has been determined under a moving average cost method.


               Mississippi Chemical Corporation and Subsidiaries

INVESTMENTS IN AFFILIATES

     The Company's investments in affiliates consist of an investment in a 50-50 joint venture ("Farmland MissChem Limited") with Farmland Industries, Inc. (see
Note 17) and a 50% interest in an ammonia storage terminal in Pasadena, Texas (see Note 3). The Company acquired its interest in this storage terminal as part of its acquisition of the fertilizer assets of First Mississippi in December 1996.

PROPERTIES HELD FOR SALE

     Assets are classified as properties held for sale if the Company is actively engaged in trying to dispose of the assets. These assets are valued at the lower of cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, less accumulated depreciation, depletion and amortization. Expenditures for major improvements are capitalized; expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of properties, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income. The Company uses primarily the declining-balance method for assets purchased through June 30, 1995. Effective July 1, 1995, the Company changed its method of depreciating newly acquired long-lived assets from the declining-balance method to the straight-line method. Depletion of mineral properties is provided using the units-of-production method over the estimated life of the reserves. Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets as follows:

          Buildings                                   5-45 years
          Machinery and equipment                     2-25 years

     Interest costs attributable to major construction and other projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

     The Company maintains spare parts at all facilities in order to minimize downtime in the event of a part failure. All parts that exceed a minimum value and are repairable are capitalized as property, plant and equipment and are depreciated over their estimated useful lives. Parts that do not exceed the minimum value or are not repairable are maintained as replacement parts and are included as inventory in the Company's current assets. These replacement parts are charged to cost of products sold as they are installed in the facility.

GOODWILL

     Goodwill represents the excess of cost over the fair value of the net assets acquired by the Company in its December 1996 acquisition of the fertilizer operations of First Mississippi. Goodwill is amortized on a straight-line basis over 40 years. Amortization expense approximated $2,389,000 for the fiscal year ended June 30, 1997.


               Mississippi Chemical Corporation and Subsidiaries

REVENUE RECOGNITION

     Revenues are recognized as product is sold and title transfers to the customer.

HEDGING ACTIVITIES

     The Company enters into futures contracts to protect against price fluctuations of natural gas. At the time the futures contracts are closed and the related natural gas is purchased, the Company records a gain or loss from the change in market value of such contracts as a component of cost of products sold.

INCOME TAXES

     Deferred tax assets and liabilities are recorded based on the difference between the financial statement and income tax basis of assets and liabilities using existing tax rates.

EARNINGS PER SHARE

     Earnings per share is computed on the basis of the weighted average number of common shares outstanding during the period plus dilutive common share equivalents arising from stock options using the treasury stock method. Fully diluted earnings per share are not signicantly different from primary earnings per share.

USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" (the "SOP"). The SOP provides guidance concerning the recognition, measurement and disclosure of environmental remediation liabilities and is effective for fiscal years beginning after December 15, 1996. The Company does not expect the adoption of SOP 96-1 to have a material effect on its financial statements.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 specifies new standards for computing and disclosing earnings per share and is effective for periods ending after December 15, 1997. The Company does not expect the adoption of SFAS No. 128 to have a material effect on the results of its earnings per share calculations.


               Mississippi Chemical Corporation and Subsidiaries

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure." SFAS No. 129 establishes standards for disclosing information about an entity's capital structure and is effective for periods ending after December 15, 1997. The Company does not expect the adoption of SFAS No. 129 to have a material effect on its financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997. The Company does not expect the adoption of SFAS No. 130 to have a material effect on its financial statements.

RECLASSIFICATIONS

     The Company has reclassified certain prior year information to conform with the current year's presentation.

NOTE 2 - EFFECTS OF REORGANIZATION:

     Prior to July 1, 1994, the Company operated as a cooperative. On June 28, 1994, the shareholder-members of the Company voted to adopt a plan of reorganization (the "Reorganization") which became effective July 1, 1994. Pursuant to the Reorganization, the Company was merged into a newly created, wholly owned subsidiary ("New Company") which is a non-cooperative Mississippi business corporation. In the merger, the common stock of the Company was converted into New Company common stock and/or cash. In addition, holders of Capital Equity Credits and Allocated Surplus Accounts of the Company were offered the right to exchange those interests for New Company common stock. Pursuant to the Reorganization, New Company changed its name to Mississippi Chemical Corporation.

NOTE 3 - ACQUISITIONS:

NITROGEN:

     In August 1996, the Company entered into an agreement to acquire the fertilizer businesses of First Mississippi in an all-stock merger transaction. This transaction was completed on December 24, 1996, and was accounted for by the purchase method of accounting. According to the terms of the merger, the Company issued approximately 6,902,000 shares of its common stock to former First Mississippi shareholders. Additionally, at closing, First Mississippi's fertilizer businesses had $150,500,000 in outstanding debt which was assumed by the Company.

     The fertilizer operations of First Mississippi included AMPRO and a 50% interest in Triad Chemical. Prior to the transaction, the Company held the remaining 50% interest in Triad Chemical, which owned and operated an anhydrous ammonia plant with an annual production of approximately 465,000 tons, and a urea plant with an annual production of approximately 560,000 tons. AMPRO owned and operated an anhydrous ammonia plant with annual production of approximately 615,000


               Mississippi Chemical Corporation and Subsidiaries tons. AMPRO and Triad are located on adjacent sites in Donaldsonville, Louisiana. In the transaction, the Company also acquired a 50% interest in an ammonia storage terminal in Pasadena, Texas, and a 50% interest in a company which owns and operates 11 ammonia barges. In March 1997, the Company purchased the other 50% interest in the barge company for $3,824,000. Since closing, the Company has merged AMPRO into and has contributed its 50% interest in Triad Chemical to First Mississippi and has changed the name of First Mississippi to Triad Nitrogen, Inc. ("Triad Nitrogen").

     A preliminary allocation of the purchase price is as follows:

          -----------------------------------------------------------
          (Dollars in thousands)
          -----------------------------------------------------------
          Property, plant and equipment                     $ 151,407
          Goodwill                                            180,655
          Other assets/liabilities acquired, net               19,189
          Deferred taxes                                      (41,931)
          -----------------------------------------------------------
                                                            $ 309,320
          ===========================================================

     Additionally, the Company incurred approximately $2,663,000 in transaction costs and other related fees associated with the acquisition. The Company recorded these amounts as goodwill.

POTASH:

     In August 1996, the Company, through two subsidiaries of its wholly owned subsidiary, Mississippi Potash, Inc., acquired substantially all of the assets of New Mexico Potash Corporation and Eddy Potash, Inc. (the "Potash Acquisitions") from Trans-Resources, Inc. for $45,000,000, plus an adjustment for working capital of approximately $11,000,000. The two potash mines, located near Carlsbad, New Mexico, have a combined annual production capacity of approximately 850,000 tons of potash. Since the acquisition, New Mexico Potash Corporation has been merged into Mississippi Potash, Inc. Eddy Potash, Inc. operates as a wholly owned subsidiary of Mississippi Potash, Inc. This acquisition was accounted for by the purchase method of accounting, and the purchase price was principally allocated to property, plant and equipment. Prior to this acquisition, Mississippi Potash, Inc. produced approximately 420,000 tons of potash per year.

     The Company's current year consolidated statement of income includes Triad Nitrogen's results of operations for the period December 24, 1996 through June 30, 1997, and the Potash Acquisitions' results of operations for the period August 16, 1996 through June 30, 1997. The unaudited pro forma summary financial information presented below includes Triad Nitrogen's and the Potash Acquisitions' results of operations, assuming the acquisitions had occurred on July 1, 1996, and also on July 1, 1995. These pro forma results of operations are not necessarily indicative of what would have occurred had the acquisitions actually been consummated at the beginning of the periods presented, or of future results of the combined companies.


               Mississippi Chemical Corporation and Subsidiaries

     The following table summarizes the Company's pro forma results of operations:

          -----------------------------------------------------------
          (Dollars in thousands,
          except per share data)                    1997      1996
          -----------------------------------------------------------
          Net sales                              $ 643,159  $ 698,404
          ===========================================================
          Net income                             $  68,151  $  80,712
          ===========================================================
          Earnings per share                     $    2.44  $    2.79
          ===========================================================

NOTE 4 - INVENTORIES:

     Inventories consisted of the following:

                                                       June 30
          -----------------------------------------------------------
          (Dollars in thousands)                    1997      1996
          -----------------------------------------------------------
          Finished products                      $  28,308  $  10,278
          Raw materials and supplies                 4,636      5,096
          Replacement parts                         36,366     25,259
          -----------------------------------------------------------
                                                 $  69,310  $  40,633
          ===========================================================

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following:

                                                       June 30
          -----------------------------------------------------------
          (Dollars in thousands)                    1997      1996
          -----------------------------------------------------------
          Mineral properties                     $  40,668  $  18,574
          Land                                       8,609      8,152
          Buildings                                 46,904     32,531
          Machinery and equipment                  519,940    335,584
          Construction in progress                  80,980      5,041
          -----------------------------------------------------------
                                                   697,101    399,882
          Less accumulated depreciation,
           depletion and amortization             (304,706)  (281,111)
          -----------------------------------------------------------
                                                 $ 392,395  $ 118,771
          ===========================================================


               Mississippi Chemical Corporation and Subsidiaries

NOTE 6 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

     At June 30, 1997, the Company and its subsidiaries had unsecured credit facilities with Harris Trust and Savings Bank ("Harris") and a syndicate of other commercial banks totaling $300,000,000. These facilities are five-year facilities and replace all previous credit facilities with NationsBank of Tennessee, N.A. ("NationsBank"). The new facilities bear interest at the prime rate or at rates related to the London Interbank Offered Rate. At June 30, 1997, there were outstanding borrowings of $244,400,000 under these facilities.

     Prior to the completion of the Harris facilities, the Company had a $125,000,000 credit facility with NationsBank and a syndicate of other commercial banks. Under this facility, the Company had a $40,000,000 short-term line of credit and an $85,000,000 revolving line of credit with a term of three years. These lines of credit bear interest at the prime rate or at rates related to the London Interbank Offered Rate. At June 30, 1996, there were no outstanding borrowings under these commitments.

     The Company also has a $5,000,000 short-term line of credit with a financial institution which is not part of the facilities mentioned above. There were no outstanding borrowings under this commitment at June 30, 1997 or 1996.

     Long-term debt consisted of the following:

                                                       June 30
          -----------------------------------------------------------
          (Dollars in thousands,                    1997      1996
          -----------------------------------------------------------
          Notes payable to financial
           institution (6.26%)                   $ 244,400  $       -
          Other                                        256         78
          -----------------------------------------------------------
                                                   244,656         78
          Long-term debt due within one year          (140)       (78)
          -----------------------------------------------------------
                                                 $ 244,516  $       -
          ===========================================================

     The Company's credit facilities with Harris have covenants that require, among other things, that the Company maintain specified levels of tangible net worth, debt to cash flow, and cash flow to interest expense. The Company is in compliance with all covenants under its facilities.

     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At
June 30, 1997, the Company had two outstanding interest rate swap agreements (the "Agreements") with commercial banks having a total notional principal amount of $40,000,000. The Agreements effectively change the Company's interest rate exposure on a portion of its $300,000,000 credit facilities from a variable rate to a fixed rate. The Agreements mature in fiscal year 2001, and have total notional amounts ranging from $33,650,000 to $50,000,000.


               Mississippi Chemical Corporation and Subsidiaries

Note 7 - Other Long-Term Liabilities and Deferred Credits:

     Other long-term liabilities and deferred credits are comprised of the following:

                                                       June 30
          -----------------------------------------------------------
          (Dollars in thousands)                    1997      1996
          -----------------------------------------------------------
          Option proceeds (see Note 17)          $   5,967  $   4,967
          Accrual for closure of gypsum
           disposal area                             8,051      7,181
          Other                                      6,602      6,070
          -----------------------------------------------------------
                                                 $  20,620  $  18,218
          ===========================================================

     The Company is currently accruing costs for the future closure of the phosphogypsum disposal facility located at Pascagoula, Mississippi. These costs are reflected in cost of products sold during the appropriate periods. The balance at June 30, 1997, relates to the portion of the disposal facility utilized to date. In future years, the Company expects to record additional charges of approximately $1,874,000 related to the future closure of the facility. These charges will be accrued over the estimated two-year remaining life of the facility.

      The Company has commenced construction of a new phosphogypsum disposal facility. The land to be utilized for the facility has been purchased, preliminary engineering work has been completed, and the environmental permits have been received. The facility is expected to be operational by spring 1998 at an estimated cost of $17,000,000. To provide for operational flexibility, the new disposal facility will be completed before the current facility is completely utilized. Thereby, if one of the facilities became inaccessible, the other facility would be available and an interruption in plant operations could be avoided.


               Mississippi Chemical Corporation and Subsidiaries

NOTE 8 - SHAREHOLDERS' EQUITY:

     At June 30, 1997, the Company had 100,000,000 authorized shares of common stock at a par value of $.01.

     Common stock issued and outstanding consisted of the following:

                                                  Cooperative
                                                    Common     Common
          (Shares in thousands)                     Stock      Stock
          -----------------------------------------------------------
          Shares outstanding, June 30, 1994           4,120         -
            Redemptions                                (135)        -
            Conversion of cooperative stock          (3,985)   15,525
            Conversion of capital equity
             credits and allocated surplus
             accounts                                     -     4,133
            Redemptions                                   -      (158)
            Stock issued                                  -     3,398
            Purchase of treasury stock                    -      (300)
          -----------------------------------------------------------
          Shares outstanding, June 30, 1995               -    22,598
            Stock reissued                                -         5
            Purchase of treasury stock                    -    (1,250)
          -----------------------------------------------------------
          Shares outstanding, June 30, 1996               -    21,353
            Treasury stock issued for business acquired   -     1,545
            Stock issued for business acquired            -     5,357
            Stock options exercised                       -        12
            Stock reissued                                -         8
            Purchase of treasury stock                    -      (865)
          -----------------------------------------------------------
          Shares outstanding, June 30, 1997               -    27,410
          ===========================================================

     As a cooperative, the Company periodically reserved a certain percentage of earnings from business with its shareholders. These reserves were reflected in "Allocated Surplus Accounts" as a component of retained earnings. As a cooperative, the Company also, from time to time, paid a portion of patronage refunds in the form of capital equity credits. As part of the Reorganization of the Company (see Note 2), these holders of Allocated Surplus Accounts and capital equity credits, which totaled $38,920,000 and $62,352,000, respectively, at June 30, 1994, were offered the right to exchange those interests for common shares.

     In May 1995, the Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company's common stock in the open market or in privately negotiated transactions. In March 1996, the Board of Directors authorized the Company to


               Mississippi Chemical Corporation and Subsidiaries repurchase up to 1,500,000 additional shares. During fiscal 1997, 1996 and 1995, the Company repurchased 865,809, 1,250,000 and 300,000 shares, respectively, pursuant to these authorizations. These treasury stock repurchases were funded from cash provided by operations and from borrowings under the Company's revolving credit facilities.

     The Company's Articles of Incorporation authorize the Board of Directors, at its discretion, to issue up to 500,000 shares of Preferred Stock, par value $.01 per share. The stock is issuable in classes or series which may vary as to certain rights and preferences. As of June 30, 1997, none of these shares were outstanding.

NOTE 9 - STOCK OPTIONS:

     On August 2, 1994, the Board of Directors adopted a stock incentive plan for certain officers and key employees of the Company. On July 20, 1995, the Board of Directors adopted a stock option plan for nonemployee directors of the Company. Both the stock incentive plan and the stock option plan for nonemployee directors were approved by the Company's shareholders at its annual meeting held on November 14, 1995. Options may be granted under the provisions of the Company's plans to purchase common stock of the Company at a price not less than the fair market value on the date of grant. Stock options for officers and key employees are exercisable six months from the date of grant. Stock options for nonemployee directors become exercisable in installments beginning one year after the date of grant and become fully exercisable six years after the date of grant. All options expire 10 years from the date of grant. As of June 30, 1997, 1996 and 1995, exercisable options were 490,489, 334,104 and 201,941, respectively. There were approximately 1,129,000 shares available for option plan grants at June 30, 1997. The summary of stock option activity is shown below:



                                            Options   Weighted Average
                                          Outstanding  Exercise Price
          -----------------------------------------------------------
          July 1, 1994                             -                -
          Options granted                    201,941        $   15.00
          Stock options exercised                  -                -
          Stock options canceled                   -                -
          -----------------------------------------------------------
          June 30, 1995                      201,941        $   15.00
          Options granted                    220,404        $   23.96
          Stock options exercised                  -                -
          Stock options canceled             (26,241)       $   15.00
          -----------------------------------------------------------
          June 30, 1996                      396,104        $   19.99
          Options granted                    174,576        $   20.00
          Stock options exercised            (12,091)       $   16.68
          Stock options canceled                   -                -
          -----------------------------------------------------------
          June 30, 1997                      558,589        $   20.06
          ============================================================


               Mississippi Chemical Corporation and Subsidiaries

     The following table summarizes information about stock options outstanding at June 30, 1997:

   Exercise          Options            Weighted Average       Weighted Average
  Price Range      Outstanding     Remaining Contractual Life   Exercise Price
--------------------------------------------------------------------------------
$ 15.00 - $16.44     177,014                   7.3                 $  15.07
$ 18.90 - $20.28     161,171                   9.2                 $  20.22
$ 23.96              220,404                   8.3                 $  23.96


     During fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires companies to estimate the fair value for stock options on date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its income statements over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its financial statements. The determination of fair value is only required for stock options issued beginning in fiscal 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion
No. 25.

     The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:

                                                         June 30
          -----------------------------------------------------------
          (Dollars in thousands,
           except per share data)                     1997      1996
          -----------------------------------------------------------
          Net income, as reported                $  55,815  $  54,178
          Pro forma net income                   $  55,015  $  52,925
          Earnings per share, as reported        $    2.29  $    2.46
          Pro forma earnings per share           $    2.26  $    2.41

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     In adopting SFAS No. 123, the Company utilized the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted using the following assumptions:

                                                      1997      1996
          -----------------------------------------------------------
          Expected dividend yield                     1.94%      1.49%
          Expected option lives                    6 years    6 years
          Expected volatility                           33%        33%
          Risk-free interest rates                    6.06%      6.13%


               Mississippi Chemical Corporation and Subsidiaries

     Based on the results of the model, the fair value of the stock options issued on the date of grant are as follows:

                                                  Weighted Average
                                Number               Grant Date
          Years                 Issued          Fair Value per Option
          -----------------------------------------------------------
          1997                 174,576                 $  7.35
          1996                 220,404                 $  9.14

NOTE 10 - MAJOR CUSTOMERS:

     Sales to the Company's three largest customers were approximately $119,412,000, $26,590,000 and $23,526,000 for 1997; $136,560,000, $36,499,000
and $20,135,000 for 1996; and $117,495,000, $32,270,000 and $16,745,000 for
1995.

     A significant portion of the Company's trade receivables is due from entities which operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

     Substantially all of phosphate sales are made to a third party which was appointed the exclusive distributor of diammonium phosphate fertilizer produced by the Company's Pascagoula, Mississippi, facility. Sales to the distributor were recorded net of the distributor's discount. The distributor sells primarily in international markets.

     Subsequent to June 30, 1997, the Company announced that it is ending this exclusive marketing agreement and will market its product for export through a third party export association. The Company's domestic sales will be assumed by the Company's internal sales staff.

NOTE 11 - TRADING LOSS ON BROKERED PRODUCT:

     Through the acquisition of the fertilizer operations of First Mississippi, the Company routinely trades or brokers anhydrous ammonia in the open market. During fiscal 1997, the Company brokered approximately 177,000 short tons of ammonia. Brokered ammonia sales of approximately $32,287,000 and purchases of approximately $33,210,000 resulted in a $57,000 net loss after considering certain purchase price adjustments associated with the First Mississippi acquisition. The trading loss on brokered product has been reflected in the accompanying consolidated statements of income.

NOTE 12 - HEDGING ACTIVITIES:

     During fiscal 1997 and 1996, natural gas hedging activities resulted in average cost decreases of approximately $.30 and $.40 per MMBTU on volumes hedged of 15,880,000 and 5,560,000 MMBTU's, respectively. During fiscal 1995, natural gas hedging activities resulted in an average cost increase of approximately $.52 per MMBTU on volumes hedged of 4,850,000 MMBTU's.


               Mississippi Chemical Corporation and Subsidiaries

     As of June 30, 1997, the Company had open futures contracts covering a total volume of 13,480,000 MMBTU's with some contracts extending through June 1998. The unrealized gain on these contracts at June 30, 1997, was approximately $1,605,000. The risk associated with outstanding futures positions is directly related to increases or decreases in the prices of natural gas in relation to the contract prices.

NOTE 13 - INTEREST, NET:

     Interest, net, consisted of the following:

                                               Years Ended June 30
          -----------------------------------------------------------
          (Dollars in thousands)            1997      1996      1995
          -----------------------------------------------------------
          Interest expense             $  (8,942) $   (715) $  (2,021)
          Interest capitalized             3,858        10        231
          Interest income                    753     2,934      1,738
          -----------------------------------------------------------
                                       $  (4,331) $  2,229  $     (52)
          ===========================================================


NOTE 14 - INCOME TAXES:

     The following is a summary of the components of the provision for income taxes:

                                               Years Ended June 30
          -----------------------------------------------------------
          (Dollars in thousands)            1997      1996      1995
          -----------------------------------------------------------
          Current:
            Federal                    $  30,379  $ 29,838  $  16,245
            State                          3,831     2,592      1,377
          -----------------------------------------------------------
                                          34,210    32,430     17,622
          -----------------------------------------------------------
          Deferred:
            Federal                          503     1,734      9,504
            State                             59       151      2,052
          -----------------------------------------------------------
                                             562     1,885     11,556
          -----------------------------------------------------------
                                       $  34,772  $ 34,315  $  29,178
          ===========================================================


               Mississippi Chemical Corporation and Subsidiaries

     The tax effect of the significant temporary differences and tax credit carryforwards at June 30 follows:


(Dollars in thousands)                                                1997                    1996
-------------------------------------------------------------------------------------------------------------
                                                              Current    Non-current   Current    Non-current
-------------------------------------------------------------------------------------------------------------
Employee benefit obligations                                 $  2,137    $     101    $  1,441    $     107
Reserve for bad debts                                             691            -         472            -
Employee post retirement                                           78        1,041          79        1,011
Deferred income on affiliate sales                              1,658            -           -            -
Accrual for closure of gypsum disposal area                         -        2,397           -        2,379
Investment in CoBank                                                -          120           -          199
Capital loss carryforwards                                          -          211           -          212
Other                                                             240            -         224            -
-------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                         4,804        3,870       2,216        3,908
Depreciation and amortization                                  (1,208)     (59,688)          -      (15,560)
Pension                                                             -       (3,039)          -       (3,275)
-------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                   (1,208)     (62,727)          -      (18,835)
-------------------------------------------------------------------------------------------------------------
      Net deferred tax asset (liability)                     $  3,596    $ (58,857)   $  2,216    $ (14,927)
=============================================================================================================

     A reconciliation, as of June 30, of the statutory rate for income taxes and the effective tax rate follows:

(Dollars in thousands)                                      1997              1996              1995
-------------------------------------------------------------------------------------------------------------
                                                                 % of             % of              % of
                                                               Earnings          Earnings          Earnings
                                                                Before            Before            Before
                                                       Amount   Taxes    Amount   Taxes    Amount   Taxes
-------------------------------------------------------------------------------------------------------------
Income taxes computed at statutory rate              $  31,705   35.0%  $  30,972   35.0%  $  28,493   35.0 %
Increase (decrease) in taxes resulting from:
  State taxes, net                                       2,263    2.5%      2,743    3.1%      3,429    4.2 %
  Alternative minimum tax                                    -      -           -      -      (2,822)  (3.5)%
  Other, net                                               804    0.9%        600    0.7%         78    0.1 %
-------------------------------------------------------------------------------------------------------------
                                                     $  34,772   38.4%  $  34,315   38.8%  $  29,178   35.8 %
=============================================================================================================

               Mississippi Chemical Corporation and Subsidiaries

NOTE 15 - RETIREMENT PLANS:

     The Company maintains non-contributory defined benefit pension plans which provide benefits to a majority of its full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the Internal Revenue Code funding limitation.

     Net periodic pension expense includes the following components:

                                                                            Years Ended June 30
----------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                1997         1996         1995
----------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                 $   2,297    $   1,955    $   1,860
Interest cost on projected benefit obligations                       5,294        4,875        4,515
Actual gain on plan assets                                         (10,094)     (13,260)      (5,528)
Net amortization and deferral of transition assets                    (240)        (153)        (459)
Unrecognized gain on plan assets                                     3,734        7,778          392
----------------------------------------------------------------------------------------------------
Net periodic pension expense                                     $     991    $   1,195    $     780
====================================================================================================

     The following table sets forth the plans' funded status and the amounts included as a component of other assets in the Company's consolidated balance sheets:

                                                                                        June 30
----------------------------------------------------------------------------------------------------
                                                                                   1996         1995
----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                                   $  64,016    $  62,238
  Non-vested benefit obligation                                                     464          428
----------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                                 64,480       62,666
  Increase in benefits due to future compensation increases                      17,084       14,712
----------------------------------------------------------------------------------------------------
Projected benefit obligation                                                     81,564       77,378
Estimated fair value of plan assets                                              83,521       75,954
----------------------------------------------------------------------------------------------------
Plan assets greater (less) than projected benefit obligation                      1,957       (1,424)
Contributions after measurement date                                                  -          175
Remaining unrecognized transition assets                                         (2,645)      (3,174)
Unrecognized prior service cost                                                   5,291          829
Unrecognized net loss                                                             3,129       10,766
----------------------------------------------------------------------------------------------------
Prepaid pension cost at end of period                                         $   7,732    $   7,172
====================================================================================================


               Mississippi Chemical Corporation and Subsidiaries

     The following assumptions were used to measure net periodic pension cost for the plans for fiscal 1997, 1996 and 1995:

                                            1997      1996      1995
          -----------------------------------------------------------
          Discount rate                      7.5%      7.0%      7.5%
          Expected long-term rate of
           return on assets                  8.5%      8.5%      8.5%
          Average increase in compensation
           levels                            5.0%      5.0%      5.0%


     The plans' assets consist primarily of guaranteed investment contracts and marketable equity securities.

     The Company also has contributory thrift plans covering substantially all employees who have completed minimum service requirements. Under the plans, the Company matches a certain percentage of each employee's contributions to the plan up to a maximum percentage of the employee's base compensation. Company contributions totaled approximately $1,073,000 in 1997, $866,000 in 1996 and $812,000 in 1995.

     The Company has no material post-retirement benefit obligations.

NOTE 16 - LEASE COMMITMENTS:

     The Company has commitments under operating leases for plant rolling stock items and storage warehouses. The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of June 30, 1997:

          Year Ending June 30:                 (Dollars in thousands)
          -----------------------------------------------------------
          1998                                       $    2,435
          1999                                            2,104
          2000                                            1,856
          2001                                              458
          2002                                              138
          -----------------------------------------------------------
                                                     $    6,991
          ===========================================================

     Rental expense for all operating leases was $3,417,000 for 1997, $1,476,000 for 1996 and $1,332,000 for 1995.

NOTE 17 - COMMITMENTS AND CONTINGENCIES:

     During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase the Company's undeveloped phosphate rock property of approximately 12,000 acres in Hardee County,


               Mississippi Chemical Corporation and Subsidiaries

     Florida. As of July 12, 1994, the Company and the option holder entered into new agreements with respect to this property whereby the Company conveyed a portion of the property to the third party and granted to the third party the exclusive option to purchase the remaining portion of the property. In addition, the Company was granted a put option whereby the Company has the right and option to sell the remaining portion of the property to the third party if the third party does not exercise its option to purchase the remaining property and was granted an exclusive option to repurchase the previously conveyed portion in the event the third party does not exercise its option and the Company does not exercise its put option. The third party's option will expire on January 16, 1998. The Company's put option will expire six months after the third party's option expires, and its repurchase option will expire one year after the Company's put option expires. These properties are classified as properties held for sale at June 30, 1997 and 1996.

     The Company has entered into a 50-50 joint venture ("Farmland MissChem Limited") with Farmland Industries, Inc. to construct and operate a 2,040 short-ton-per-day anhydrous ammonia plant to be located near Point Lisas, The Republic of Trinidad and Tobago. The project is expected to cost approximately $330,000,000. The portion of the project cost in excess of required equity contributions of 35% is to be financed by the joint venture on a non-recourse project basis. Startup of the facility is scheduled for late spring 1998. The Company has entered into a contract to purchase one-half of the ammonia, approximately 350,000 short-tons-per-year, produced by the plant at a purchase price which approximates market price but is subject to an agreed-upon floor price. The Company intends to use its portion of the production from the new facility as a raw material for upgrading into finished fertilizer products at its existing facilities and for sales into world markets. The Company is accounting for this investment using the equity method.

     In late fiscal 1996, the Company began an expansion at its nitrogen fertilizer manufacturing facilities at Yazoo City. The project includes the addition of a 650 ton-per-day nitric acid plant, a new 500 ton-per-day ammonia plant and modifications to its ammonium nitrate plant to increase production from approximately 750,000 to approximately 950,000 tons-per-year. The Company estimates total cost of the expansion to be $130,000,000. The expansion is scheduled to be fully operational during the first half of 1998.

     The Company has commenced construction of a new phosphogypsum disposal facility at Pascagoula, Mississippi which is expected to be operational by spring 1998, at an estimated cost of $17,000,000. In July 1997, the Company also initiated construction of an expansion of its diammonium phosphate manufacturing facilities at Pascagoula. This project will increase production from approximately 720,000 to 900,000 tons per year at an estimated cost of $10,500,000. It is expected that this expansion will be fully operational by the end of fiscal 1998.

     Additionally, the Company, in the ordinary course of its business, is the subject of, or a party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the financial position or the future earnings of the Company.


               Mississippi Chemical Corporation and Subsidiaries

NOTE 18 - RAW MATERIAL CONTRACTS:

     Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has entered into a contract to purchase from a third party its full requirement of phosphate rock. The contract has been extended through June 30, 2016. The purchase price for phosphate rock is based on the phosphate rock costs incurred by certain domestic phosphate producers and the operating performance of MPC.

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION:

     The Company considers its holdings of highly liquid money market debt securities to be cash equivalents if the securities mature within 90 days from the date of purchase. These short-term investments were $53,739,000 and $27,587,000 at June 30, 1996 and 1995, respectively. The Company had no short-term investments at June 30, 1997.

     The increase (decrease) in cash due to the changes in operating assets and liabilities consisted of the following:

                                               Years Ended June 30
          -----------------------------------------------------------
          (Dollars in thousands)            1997      1996      1995
          -----------------------------------------------------------
          Accounts receivable           $ (2,048) $ (3,564) $   9,095
          Inventories                    (11,378)    9,682    (16,325)
          Prepaid expenses and
           other current assets            3,443      (944)       569
          Accounts payable                (4,504)   14,494      2,505
          Accrued liabilities              5,064     1,733        915
          -----------------------------------------------------------
                                        $ (9,423) $ 21,401  $  (3,241)
          ===========================================================


     During fiscal 1997, 1996 and 1995, the Company paid income taxes of $30,451,000, $31,127,000 and $16,675,000, respectively. Payments of interest were $7,677,000 in 1997, $330,000 in 1996 and $2,646,000 in 1995. Supplemental
disclosures regarding non-cash financing and investing activities include the following:

                                               Years Ended June 30
          -----------------------------------------------------------
          (Dollars in thousands)            1997      1996      1995
          -----------------------------------------------------------
          Land option transferred
           to land                      $    941  $      -  $       -
          Conveyance of phosphate
           rock property                $      -  $      -  $  14,000
          Conversion of capital
           equity credits               $      -  $      -  $  62,352
          Conversion of cooperative
           stock                        $      -  $      -  $  26,375


     Other material non-cash activities include the Company's December 1996, acquisition of the fertilizer businesses of First Mississippi in an all-stock merger transaction (see Note 3).


               Mississippi Chemical Corporation and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of Mississippi Chemical
Corporation:

     We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the three years ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signicant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the three years ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP

Memphis, Tennessee
July 25, 1997


               Mississippi Chemical Corporation and Subsidiaries

                                                      DIRECTORS AND OFFICERS

DIRECTORS                                                               OFFICERS
John W. Anderson /1/,/4/                                                Charles O. Dunn
Former President & CEO                                                  President & Chief Executive Officer
Alabama Farmers Cooperative, Inc.
                                                                        David W. Arnold
Coley L. Bailey, Chairman /4/                                           Senior Vice President -- Technical Group
Self-employed
Farming Interests                                                       Robert E. Jones
                                                                        Senior Vice President -- Corporate Development
Haley Barbour /1/
Partner & Attorney                                                      C. E. McCraw
Barbour, Griffith & Rogers                                              Senior Vice President -- Operations

Frank R. Burnside, Jr. /2/                                              Timothy A. Dawson
Self-employed                                                           Vice President -- Finance & Chief Financial Officer
Agribusiness Interests
                                                                        John J. Duffy
Robert P. Dixon /3/,/4/                                                 Vice President -- Marketing & Distribution
Former President & CEO
SF Services, Inc.                                                       Larry W. Holley
                                                                        Vice President -- Nitrogen Production
Charles O. Dunn /4/
President & CEO                                                         William L. Smith
Mississippi Chemical Corporation                                        General Counsel

W. R. Dyess /3/                                                         Ethel Truly
President                                                               Vice President -- Administration
ABC Ag Center, Inc. & Dyess Farm Center, Inc.
                                                                        Rosalyn B. Glascoe
Woods E. Eastland /1/                                                   Corporate Secretary
President & CEO
Staplcotn & Stapldiscount

John S. Howie, Vice Chairman /2/,/4/
Self-employed
Farming Interests

George Penick /3/
President
Foundation for the Mid-South

David M. Ratcliffe /2/
Senior Vice President of External Affairs
The Southern Company

Wayne Thames /1/
Self-employed
Farming Interests


DIRECTOR EMERITUS
                                                                        /1/  Audit Committee -- John W. Anderson, Chairman
Tom C. Parry /1/                                                        /2/  Compensation Committee --John S. Howie, Chairman
Past President                                                          /3/  Corporate Governance Committee -- W. R. Dyess, Chairman
Mississippi Chemical Corporation                                        /4/  Executive Committee


               Mississippi Chemical Corporation and Subsidiaries

                                                      SHAREHOLDER INFORMATION


CORPORATE OFFICES                                                        CORPORATE COMMUNICATIONS
Mississippi Chemical Corporation                                         Mississippi Chemical Corporation
P.O. Box 388                                                             Corporate Communications
Yazoo City, MS 39194-0388                                                P.O. Box 388
(601) 746-4131                                                           Yazoo City, MS 39194-0388
FAX (601) 746-9158                                                       (601) 746-4131
www.misschem.com                                                         FAX (601) 751-2232

SEC FORM 10-K                                                            SHARE ACCOUNT INFORMATION

A copy of the Company's annual report to the Securities                  Stockholders with inquiries concerning their accounts
& Exchange Commission on Form 10-K is available without                  may call or write:
charge upon written request to:                                          Mississippi Chemical Corporation
Corporate Secretary                                                      Corporate Secretary
Mississippi Chemical Corporation                                         P.O. Box 388
P.O. Box 388                                                             Yazoo City, MS 39194-0388
Yazoo City, MS 39194-0388                                                (601) 746-4131
                                                                          FAX (601) 751-2232
COMMON STOCK
                                                                         INDEPENDENT ACCOUNTANTS
Mississippi Chemical Corporation common stock is traded on
the New York Stock Exchange under the symbol GRO.                        Arthur Andersen LLP
                                                                         165 Madison Avenue
TRANSFER AGENT                                                           Suite 1700
                                                                         Memphis, TN 38103-2777
Harris Trust and Savings Bank
P.O. Box A-3504
311 West Monroe, 14th Floor
Shareholder Services
Chicago, IL 60690-3504

INVESTOR RELATIONS

Mississippi Chemical Corporation                                         The information in this annual report is intended solely
Investor Relations                                                       as a report to shareholders and is not a prospectus,
P.O. Box 388                                                             representation, or circular in respect to any stock or
Yazoo City, MS 39194-0388                                                security, and is not transmitted in connection with any
(601) 746-4131                                                           sale or offer to sell, or any negotiation for the sale of
FAX (601) 751-2978                                                       any stock or security.


               Mississippi Chemical Corporation and Subsidiaries

                              [MAP APPEARS HERE]



Mississippi Chemical Corporation
P.O. Box 388
Yazoo City, MS  39194-0388
www.misschem.com


               Mississippi Chemical Corporation and Subsidiaries