Form 10-K, Exhibit 13
period 1998-06-30
MISSISSIPPI CHEMICAL CORP /MS/
filed 1998-09-25
CIK 66895

                                                                    EXHIBIT 13.1


                        MISSISSIPPI CHEMICAL CORPORATION


                                      1998

                                 ANNUAL REPORT

                       MISSISSIPPI CHEMICAL CORPORATION
                             FINANCIAL HIGHLIGHTS




INCOME STATEMENT DATA:                                                    Fiscal Years Ended June 30
------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                         1998         1997       1996       1995       1994
------------------------------------------------------------------------------------------------------------------
Net sales                                                     $519,911   $520,569   $428,789   $388,154   $309,360

Operating income                                              $ 37,936   $ 91,209   $ 84,818   $ 80,969   $ 37,905

Income from continuing operations before
   cumulative effect of change in accounting
   principle                                                  $ 22,974   $ 55,815   $ 54,178   $ 52,230   $ 26,912

Net income                                                    $ 22,974   $ 55,815   $ 54,178   $ 52,230   $ 36,523

Income from continuing operations assuming
   conversion from a cooperative to a regular
   business corporation as of July 1, 1993  (1)                n/a         n/a        n/a        n/a      $ 21,415

Earnings per share - basic (2)                                $   0.84   $   2.29   $   2.47   $   2.34      $1.10

Earnings per share - diluted (2)                              $   0.84   $   2.29   $   2.46   $   2.34      $1.10

Weighted average common shares outstanding - basic (3)          27,355     24,329     21,975     22,337     19,454

Weighted average common shares outstanding - diluted (3)        27,390     24,404     22,039     22,364     19,454


BALANCE SHEET DATA:                                                                   June 30
------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                             1998       1997       1996       1995       1994
------------------------------------------------------------------------------------------------------------------

Working capital                                               $ 64,086   $ 53,910   $ 81,613   $ 70,790   $ 34,931

Total assets                                                  $912,332   $858,545   $341,006   $302,215   $298,430

Long-term debt, excluding long-term debt due
   within one year                                            $304,705   $244,516   $      -   $  2,478   $ 57,217

Shareholders' equity                                          $448,525   $439,429   $247,825   $227,307   $142,956

Cash dividends declared per common share  (4)                 $   0.40   $   0.40   $   0.36   $   0.16   $      -

(1) For 1994, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder-members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1993, income taxes would have been increased by $5.5 million for fiscal 1994.

(2) For 1994, earnings per share reflect the reorganization of the Company from a cooperative to a regular business corporation as if it had occurred July 1, 1993 and is based on income from continuing operations.

(3) For 1994, weighted average common shares outstanding reflect the reorganization of the Company from a cooperative to a regular business corporation as if it had occurred July 1, 1993.

(4) For 1994, the Company operated as a cooperative and paid cash patronage refunds in lieu of cash dividends

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's fiscal 1998 results reflect depressed prices for all of its nitrogen products due to a persistent world supply and demand imbalance. Net income decreased to $23.0 million in fiscal 1998 from $55.8 million in fiscal 1997. Net sales decreased to $519.9 million in fiscal 1998 from $520.6 million in fiscal 1997, and operating income decreased to $37.9 million in fiscal 1998 from $91.2 million in fiscal 1997. The Company's weighted average nitrogen sales price decreased 21% during the current year as compared to the prior year. The average selling prices for ammonia, ammonium nitrate, urea and nitrogen solutions were down 25%, 18%, 27% and 21%, respectively, in fiscal 1998 as compared to fiscal 1997. The lower sales prices experienced during the current year offset the benefits derived from a 22% increase in nitrogen sales volumes during the current year. This increase was primarily the result of increased ammonia and urea volumes attributable to the acquisition of the fertilizer production facilities of First Mississippi Corporation ("First Mississippi") in December 1996. During the current year, diammonium phosphate ("DAP") sales prices did not change significantly while sales prices for the Company's potash products increased 12%.

  During the current year, nitrogen costs per ton increased 3%, primarily as a result of higher maintenance and labor costs associated with turnarounds at the Company's nitrogen facilities and higher depreciation costs related to the Company's acquisition of the First Mississippi fertilizer assets. These costs were partially offset by slightly lower natural gas costs and lower prices paid for purchased ammonia. DAP costs per ton increased 2% during the current year, primarily because of higher conversion costs associated with scheduled turnarounds and increased water treatment costs associated with abnormally high rainfall levels experienced during the current year. The Company experienced a 3% decrease in its potash costs per ton, which was primarily the result of the suspension of operations of the higher cost mining and production facilities at Eddy Potash, Inc. ("Eddy") in December 1997.

  Looking forward to fiscal 1999, the key issue is the direction of nitrogen pricing which will be driven by supply and demand. Three of the most significant factors affecting pricing of nitrogen products will be Chinese purchasing practices, Russian production and pricing policies, and the impact of recent global capacity expansions.

  Farmland MissChem Limited, the Company's 50-50 joint venture anhydrous ammonia plant located in Point Lisas, The Republic of Trinidad and Tobago, achieved mechanical completion during the current year and produced interim revenues as of June 30, 1998. The plant produced sporadically during the Company's fourth fiscal quarter, but did not reach operational status by the end of fiscal 1998. In late July 1998, the plant achieved operational status.

  In March and April of the current year, the Company experienced lost production at its DAP facility due to a shutdown associated with a production expansion. This expansion increased production rates in the fourth quarter which allowed the Company to make up the lost production. By year end, sales volumes were comparable to the prior year. In fiscal 1999 and thereafter, this expansion should allow the Company to increase its DAP production by approximately 180,000 tons annually.

  The Company's results of operations have historically been influenced by a number of factors beyond the Company's control, which have, at times, had a significant effect on the Company's operating results. Fertilizer demand and prices are highly dependent upon a variety of conditions in the agricultural industry such as planted acreage, United States government agricultural policies, projected grain stocks, weather and changes in agricultural production methods. The Company's results can also be affected by such factors as the volatility of natural gas prices, construction delays in completing and obtaining production from new or expanded facilities, the relative value of the U.S. dollar, foreign agricultural policies (in particular the policies of the governments of India and China regarding fertilizer imports), capacity expansions by competitors, the pricing policies of domestic and foreign (especially Russian) competitors, and the unpredictable nature of international and local economies.

RESULTS OF OPERATIONS

  Following are summaries of the Company's sales results by product categories:


                                       Fiscal Year Ended June 30
                                     ------------------------------
                                       1998       1997       1996
                                     --------   --------   --------
                                              (in thousands)
Net Sales:
 Nitrogen                            $298,595   $308,441   $255,195
 DAP                                  127,734    128,076    142,084
 Potash                                91,708     81,945     29,553
 Other                                  1,874      2,107      1,957
                                     --------   --------   --------
 Net Sales                           $519,911   $520,569   $428,789
                                     ========   ========   ========


                                       Fiscal Year Ended June 30
                                     -----------------------------
                                        1998       1997      1996
                                     ---------   -------   -------
Tons Sold:                                    (in thousands)
 Nitrogen:
  Ammonia                                 648        379        39
  Ammonium nitrate                        765        725       759
  Urea                                    515        425       313
  Nitrogen solutions                      485        458       624
  Nitric acid                              57         36        35
                                     --------   --------  --------
   Total Nitrogen                       2,470      2,023     1,770

 DAP                                      726        723       754
 Potash                                 1,022      1,020       418


                                         Fiscal Year Ended June 30
                                        ---------------------------
                                         1998       1997      1996
                                        ------     ------    ------
Average Sales Price Per Ton:

 Nitrogen                                $121        $152     $144
 DAP                                     $176        $177     $188
 Potash                                  $ 90        $ 80     $ 71


FISCAL 1998 COMPARED TO FISCAL 1997

     NET SALES. Net sales decreased to $519.9 million in fiscal 1998 from $520.6 million in fiscal 1997, primarily as a result of lower sales prices for nitrogen, partially offset by increased sales volumes for nitrogen and higher sales prices for potash. During the current year, the Company's sales prices for its anhydrous ammonia, ammonium nitrate, urea and nitrogen solutions decreased 25%, 18%, 27% and 21%, respectively. This resulted in a 21% reduction in the weighted average sales price per ton of nitrogen. Nitrogen fertilizer sales volumes increased 22% during the current year due to increased ammonia and urea volumes attributable to the acquisition of the fertilizer production facilities of First Mississippi in December 1996. Potash sales increased 12% as a result of a 12% increase in sales prices. The higher sales prices are the result of increased domestic and international demand during the current year. Potash sales volumes did not change significantly during the current year. Production efficiency gains at the Company's two remaining operating mines and a reduction in inventories offset the lost production associated with the suspension of operations at the Eddy facilities in December 1997. Sales of DAP did not change significantly during the current year, as sales prices decreased 1% while volumes remained relatively unchanged. The Company experienced some lost DAP production due to a shutdown associated with the Company's production expansion during March and April of the current year. This expansion increased DAP production rates in the fourth quarter which allowed the Company to make up the lost production. By year end, sales volumes were comparable to the prior year.

     TRADING LOSS ON BROKERED PRODUCT. The Company began brokering ammonia in the open market following the First Mississippi acquisition in December 1996. During the current year, brokered ammonia sales of $18.5 million and purchases of $19.3 million resulted in an $800,000 net trading loss. During the prior year, brokered ammonia sales of $32.3 million and purchases of $33.2 million resulted in a $57,000 net trading loss after considering certain purchase price adjustments associated with the acquisition. The Company brokered approximately 142,000 short tons during the current year compared to 177,000 short tons during the prior year.

     COST OF PRODUCTS SOLD. For fiscal 1998, cost of products sold increased to $412.5 million from $367.0 million for fiscal 1997. As a percentage of net sales, cost of products sold increased to 79% from 70%. The increase in cost of products sold, as a percentage of net sales, is primarily the result of decreases in the average sales price for each of the Company's nitrogen products. The Company's cost per ton for its nitrogen products increased 3% in the current year, primarily the result of higher maintenance and labor costs associated with scheduled maintenance turnarounds at the Company's nitrogen facilities in Yazoo City, Mississippi, and Donaldsonville, Louisiana, and higher depreciation associated with the acquisition of the First Mississippi fertilizer assets. These costs were partially offset by slightly lower natural gas costs as well as lower prices paid for purchased ammonia. DAP costs per ton increased 2% during the current year as compared to the prior year, resulting primarily from higher conversion costs incurred due to scheduled turnarounds of its sulfuric acid plants and increased water treatment costs due to abnormally high rainfall levels experienced during the current year. These higher costs were partially offset by lower raw material costs, primarily ammonia and phosphate rock. Phosphate rock costs decreased due to the pricing formula in the Company's phosphate rock supply contract that is based on the phosphate rock costs incurred by certain other domestic phosphate producers and the financial performance of the Company's phosphate operations. Potash cost per ton decreased 3% during the current year as compared to the prior year, primarily the result of the Company's suspension of operations at its higher cost mining and production facilities at Eddy in early December 1997.

     SELLING EXPENSES. For fiscal 1998, selling expenses increased to $33.3 million from $30.7 million in fiscal 1997. This increase was primarily the result of the Company's incurring higher delivery cost for its potash products as well as higher storage costs for its potash and nitrogen products resulting from increased tonnage placed into the Company's outlying storage facilities. During the current year, the Company also experienced increased costs for sales administration as a result of the acquisitions made during the prior year. As a percentage of net sales, selling expenses were 6% for fiscal 1998 and 1997.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $35.3 million in fiscal 1998 from $31.7 million in fiscal 1997. This increase was primarily the result of increased goodwill amortization during the current year associated with the acquisition of First Mississippi in the prior year and idle plant costs associated with the suspension of operations at the Eddy facility in December 1997. As a percentage of net sales, general and administrative expenses increased to 7% in fiscal 1998 from 6% in fiscal 1997.

     OPERATING INCOME. As a result of the above factors, operating income decreased to $37.9 million for fiscal 1998 from $91.2 million in fiscal 1997, a 58% decrease.

     INTEREST, NET. For fiscal 1998, net interest expense was $10.9 million compared to $4.3 million in fiscal 1997. This increase was primarily the reflection of higher interest expense resulting from higher levels of borrowings during the current year. Also, the Company capitalized $9.0 million and $3.9 million of its interest costs during fiscal 1998 and 1997, respectively, related to major construction projects at its nitrogen and phosphates operations as well as its investment in Farmland MissChem Limited.

     OTHER. Other income increased to $12.3 million in fiscal 1998 from $3.7 million in fiscal 1997. This increase was primarily the result of the Company's sale of its phosphate rock properties.

  During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase the Company's undeveloped phosphate rock property in Hardee County, Florida. On July 12, 1994, the Company and the option holder entered into new agreements with respect to this property whereby the Company conveyed a portion of the property to the third party for $14.0 million and granted to the third party the exclusive option to purchase the remaining portion of the property. In January 1998, the third party exercised its option, and on April 16, 1998, the sale to the third party was completed. These remaining properties had a carrying value of $52.9 million, and were classified in the consolidated balance sheet at June 30, 1997, as properties held for sale. The $57.0 million purchase price of the remaining property was paid in the form of an initial cash payment of $2.4 million and a note for $54.6 million. In addition to the purchase price, the Company has received $7.0 million in option payments since 1994. The note, which is subject to prepayment, matures over a six-year period and requires quarterly principal payments totaling $9.5 million each year. At June 30, 1998, the note carried an interest rate of 6.07%, subject to adjustment, and was secured by a mortgage on the property. As a result of this transaction, the Company has recorded a net pre-tax gain of $10.9 million as a component of other income in its 1998 consolidated statement of income.

     INCOME TAX EXPENSE. For fiscal 1998, income tax expense decreased to $16.3 million from $34.8 million in fiscal 1997, which is primarily the result of a decrease in earnings during fiscal 1998. The Company also incurred an increase in the effective tax rate during fiscal 1998 due to the nondeductible amortization of goodwill associated with the acquisition of First Mississippi in December 1996.

     NET INCOME. As a result of the foregoing, net income decreased to $23.0 million in fiscal 1998 from $55.8 million in fiscal 1997.


FISCAL 1997 COMPARED TO FISCAL 1996

     NET SALES. Net sales increased 21% to $520.6 million in fiscal 1997 from $428.8 million in fiscal 1996, primarily as a result of increased sales volumes for nitrogen and potash fertilizers.

Nitrogen fertilizer sales increased 21% through an increase in tons sold of 14% and a 6% increase in sales prices. The volume increase is attributable to an increase in anhydrous ammonia and urea sales due to the acquisition of the fertilizer operations of First Mississippi which was partially offset by lower sales volumes for nitrogen solutions and ammonium nitrate. During fiscal 1997, the weighted average nitrogen sales price increased by 6% over fiscal 1996 primarily due to a 340,000-ton increase in anhydrous ammonia sales and an 111,000-ton increase in urea sales. Prices for individual nitrogen products during fiscal 1997 were similar to those in fiscal 1996 with the exception of urea, which was down approximately 5%. Sales of DAP decreased 10% as a result of a 6% decrease in the average sales price and a 4% decrease in tons sold. The decrease in the average sales price was the result of aggressive competition for non-Chinese DAP sales during fiscal 1997. Potash sales increased 177% as a result of a 144% increase in tons sold and a 14% increase in the average sales price. This increase in volume is the result of increased tonnage made available through an acquisition completed during fiscal 1996. In August 1996, the Company acquired substantially all of the assets of New Mexico Potash Corporation and Eddy (the "Potash Acquisitions") from Trans-Resources, Inc. Potash prices increased due to strengthening in both the domestic and international markets and the inclusion of value added industrial grades of potash in the Company's product mix.

     TRADING LOSS ON BROKERED PRODUCT. Following the acquisition of the fertilizer operations of First Mississippi, the Company began brokering ammonia in the open market. During fiscal 1997, the Company brokered approximately 177,000 short tons of ammonia. Brokered ammonia sales of approximately $32.3 million and purchases of approximately $33.2 million resulted in a $57,000 net loss after considering certain purchase price adjustments associated with the acquisition.

     COST OF PRODUCTS SOLD. For fiscal 1997, the Company's cost of products sold increased to $367.0 million from $291.4 million in fiscal 1996. As a percentage of net sales, cost of products sold increased to 70% from 68%. This increase in cost of products sold, as a percentage of net sales, is the result of the Company incurring higher costs per ton for nitrogen and potash partially offset by lower costs per ton for DAP. Through the Potash Acquisitions, the Company's fiscal 1997 sales also included a higher proportion of potash sales which have a higher percentage of cost to sales. This increase, as a percentage of net sales, was partially offset by higher weighted average sales prices for nitrogen and potash. For fiscal 1997, nitrogen fertilizer cost per ton increased primarily as a result of higher natural gas costs and higher depreciation associated with the First Mississippi acquisition. These higher costs were partially offset by reduced purchases of ammonia and lower maintenance and labor costs during fiscal 1997. During fiscal 1996, the Company incurred higher maintenance and labor costs and increased purchases of ammonia due to a scheduled biennial maintenance turnaround at the Company's Yazoo City facility. For fiscal 1997, DAP cost per ton decreased as a result of lower costs for phosphate rock and sulfur, partially offset by higher ammonia costs. Phosphate rock costs decreased due to the pricing formula in the Company's phosphate rock supply contract that is based on the phosphate rock costs incurred by certain other domestic phosphate producers and the financial performance of the Company's phosphate operations.

     SELLING EXPENSES. For fiscal 1997, selling expenses increased to $30.7 million from $27.9 million in fiscal 1996. As a percentage of net sales, selling expenses decreased to 5.9% for fiscal 1997, from 6.5% in fiscal 1996. This decrease, as a percentage of net sales, was primarily the result of the Company's sales including less tonnage sold on a delivered basis and higher weighted average sales prices for nitrogen and potash. This decrease was partially offset by higher transportation expenses for the Company's nitrogen products. The Company also experienced increased costs for sales administration and storage during fiscal 1997 due to its Potash Acquisitions and the acquisition of First Mississippi.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $31.7 million in fiscal 1997 from $24.7 million in fiscal 1996. As a percentage of net sales, general and administrative expenses increased to 6.1% in fiscal 1997 from 5.8% in fiscal 1996. This increase is primarily the result of the amortization of goodwill associated with the acquisition of

First Mississippi in December 1996. In addition, the Company experienced increased royalties and other administrative costs associated with the Potash Acquisitions.

     OPERATING INCOME. As a result of the above factors, operating income increased to $91.2 million for fiscal 1997 from $84.8 million in fiscal 1996, an 8% increase.

     INTEREST, NET. For fiscal 1997, net interest expense was $4.3 million compared to net interest income of $2.2 million in fiscal 1996. This increase in net interest expense was primarily the reflection of higher interest expense resulting from higher levels of borrowings and lower interest income earned due to lower levels of investments during fiscal 1997. This increase was partially offset by interest income received on income tax refunds related to a prior period. Also, during fiscal 1997, the Company capitalized $3.9 million of its interest costs.

     INCOME TAX EXPENSE. For fiscal 1997, income tax expense increased to $34.8 million from $34.3 million in fiscal 1996, which is primarily the result of an increase in earnings during fiscal 1997. The Company also incurred an increase in the effective tax rate during fiscal 1997 due to the nondeductible amortization of goodwill associated with the acquisition of First Mississippi in December 1996. This increase was offset by a decrease in the Company's effective state income tax rate.

     NET INCOME. As a result of the foregoing, net income increased to $55.8 million in fiscal 1997 from $54.2 million in fiscal 1996.


LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1998, the Company had cash and cash equivalents of $3.9 million, compared to $8.2 million at June 30, 1997, a decrease of $4.3 million. At June 30, 1997, cash and cash equivalents had decreased to $8.2 million from $60.2 million at June 30, 1996, a decrease of $52.0 million.

     OPERATING ACTIVITIES. For fiscal 1998, 1997 and 1996, net cash provided by operating activities was $53.0 million, $72.6 million and $94.6 million, respectively.

     INVESTING ACTIVITIES. Net cash used in investing activities was $98.3 million, $195.5 million, and $27.1 million for fiscal 1998, 1997 and 1996, respectively, primarily reflecting capital expenditures in those periods.
Fiscal 1998 capital expenditures were $96.5 million, which included approximately $40.7 million related to the Company's nitrogen expansion project at its Yazoo City, Mississippi facility, and $9.6 million for the development of a new phosphogypsum disposal facility and approximately $12.7 million related to the expansion of its manufacturing facilities in Pascagoula, Mississippi. The remaining $33.5 million was utilized in normal improvements and modifications to the Company's facilities. Capital expenditures for fiscal 1997 and 1996 were $93.8 million and $16.1 million, respectively. Fiscal 1998, 1997 and 1996, included $4.5 million, $45.2 million, and $12.0 million, respectively, related to the Company's investment in Farmland MissChem Limited.

     FINANCING ACTIVITIES. Net cash provided by financing activities was $41.0 million for fiscal 1998, $70.9 million for fiscal 1997, and net cash used in financing activities was $36.9 million for fiscal 1996. During the current year, the amounts provided by financing activities included $60.2 million in net proceeds from borrowings. These amounts were partially offset by $3.0 million paid for the purchase of treasury stock and $10.9 million paid in cash dividends. During the prior year, the amounts provided by financing activities included $99.3 million in net proceeds from borrowings partially offset by $18.9 million paid for the purchase of treasury stock and $9.8 million paid in cash dividends. During fiscal 1996, the amounts used in financing activities included $25.9 million for the purchase of treasury stock, $7.9 million paid in cash dividends and $3.2 million in debt payments, which included $2.4 million in prepayments.

     On November 25, 1997, the Company issued $200.0 million of 7.25% Senior Notes ("Notes"), due November 15, 2017. The holders may elect to have the Notes repaid on November 15, 2007. The Notes were issued under a $300.0 million shelf registration statement filed with the Securities and Exchange Commission in November 1997. The net proceeds from the issuance totaled $194.8 million and were used to repay a portion of the outstanding indebtedness under the Company's unsecured revolving credit facilities with Harris Trust and Savings Bank and a syndicate of other commercial banks. Also on November 25, 1997, the Company modified these unsecured revolving credit facilities to extend the maturity date and to reduce the facilities to $200.0 million. These modified facilities are five-year facilities which mature on November 25, 2002, and bear interest at the Prime Rate or at rates related to the London Interbank Offered Rate or Federal Funds Rate. At June 30, 1998, the Company had $90.7 million outstanding under these facilities. The Company also has available a separate $5.0 million short-term line of credit which is not part of the facilities mentioned above. There were no outstanding borrowings under this commitment at June 30, 1998.

     In August 1997, the Company issued $14.5 million in industrial revenue bonds, a portion of which were tax-exempt, to finance the development of a new phosphogypsum disposal facility at its Pascagoula, Mississippi, DAP manufacturing plant. On April 1, 1998, the Company issued $14.5 million in fully tax-exempt industrial revenue bonds, the proceeds of which were used to redeem the initial industrial revenue bonds issued in August 1997. The bonds issued on April 1, 1998, mature on March 1, 2022, and carry a 5.80% fixed rate of interest. The bonds may be redeemed at the Company's option at a premium from March 1, 2008, to February 28, 2010, and may be redeemed at face value at any time after February 28, 2010, through the maturity date.

     CAPITAL PROJECTS. In late fiscal 1996, the Company began an expansion at its nitrogen fertilizer manufacturing facilities at Yazoo City. The project includes the addition of a 650 ton-per-day nitric acid plant, a new 500 ton-per-day ammonia plant and modifications to its ammonium nitrate plant to increase production from approximately 750,000 to approximately 950,000 tons per year at an estimated total cost of $130.0 million, and is scheduled for a phased completion. The nitric acid plant was completed and placed in service in March 1998. The Company anticipates the anhydrous ammonia and substantially all of the ammonium nitrate capacity being added by the end of calendar 1998.

     In April 1998, the Company announced its plans for an expansion project to increase its potash production capacity. This expansion will increase the Company's red granular capacity from 445,000 to 545,000 tons-per-year, as well as increase storage capacities by 30,000 tons. Upon completion of the project, the Company will have approximately 1,100,000 tons of combined potash production capacity from its two operating mines. The Company estimates total cost of the expansion to be $8.2 million and is scheduled to be fully operational by the end of fiscal 1999.

     The Company believes that existing cash, cash generated from operations, and current lines of credit will be sufficient to satisfy its financing requirements for its operations and its capital projects through fiscal 1999 and the foreseeable future. The Company estimates its capital expenditure requirements for fiscal 1999 to be approximately $62.0 million.

QUARTERLY RESULTS

     The Company's quarterly results reflect the fact that significantly more fertilizer is marketed in the spring. As a result, significant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since quarterly results are affected by the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. Quarterly results can also vary significantly from one year to the next primarily due to weather-related shifts in planting schedules and purchase patterns. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

     The following tables present selected unaudited quarterly results of operations for fiscal 1998, 1997 and 1996.


                                                  Year Ending June 30, 1998
                                           -----------------------------------------
(In thousands, except per share data)       1st Q      2nd Q      3rd Q      4th Q
                                           --------   --------   --------   --------
Net sales                                  $110,912   $118,035   $125,773   $165,191

Operating income                           $  8,910   $  3,725   $  3,675   $ 21,626

Net income                                 $  4,297   $    435   $    443   $ 17,799

Earnings per share - basic (1)             $   0.16   $   0.02   $   0.02   $   0.65

Earnings per share - diluted (1)           $   0.16   $   0.02   $   0.02   $   0.65

Weighted average common
  shares outstanding - basic                 27,410     27,373     27,335     27,306

Weighted average common
   shares outstanding - diluted              27,457     27,409     27,366     27,328

Dividends paid per share                   $   0.10   $   0.10   $   0.10   $   0.10

Common stock price range
     - high                                $  22.19   $  20.13   $  20.19   $  20.06
     - low                                 $  18.75   $  16.75   $  16.94   $  15.06

                                                    Year Ending June 30, 1997
                                           --------------------------------------------
(In thousands, except per share data)       1st Q       2nd Q       3rd Q       4th Q
                                           --------   ---------   ---------   ---------

Net sales                                   $91,290    $113,196    $142,583    $173,500

Operating income                            $14,740    $ 18,600    $ 20,093    $ 37,776

Net income                                  $ 9,295    $ 12,093    $ 10,599    $ 23,828

Earnings per share - basic (1)              $  0.44    $   0.56    $   0.38    $   0.86

Earnings per share - diluted (1)            $  0.44    $   0.56    $   0.38    $   0.86

Weighted average common
 shares outstanding - basic                  21,242      21,506      27,926      27,613

Weighted average common
  shares outstanding - diluted               21,293      21,598      28,022      27,673

Dividends paid per share                    $  0.10    $   0.10    $   0.10    $   0.10

Common stock price range
   - high                                   $ 23.38    $  26.00    $  27.25    $  24.38
   - low                                    $ 17.75    $  23.00    $  23.13    $  19.50

                                                     Year Ending June 30, 1996
                                           --------------------------------------------
(In thousands, except per share data)        1st Q      2nd Q       3rd Q       4th Q
                                           --------   ---------   ---------   ---------
Net sales                                   $96,570    $ 99,857    $107,740    $124,622

Operating income                            $16,885    $ 18,400    $ 23,528    $ 26,005

Net income                                  $ 9,704    $ 11,874    $ 15,648    $ 16,952

Earnings per share - basic (1)              $  0.43    $   0.54    $   0.71    $   0.79

Earnings per share - diluted (1)            $  0.43    $   0.53    $   0.71    $   0.79

Weighted average common
 shares outstanding - basic                  22,380      22,145      21,895      21,479

Weighted average common
  shares outstanding - diluted               22,443      22,218      21,962      21,535

Dividends paid per share                    $  0.08    $   0.08    $   0.10    $   0.10

Common stock price range
   - high                                   $ 23.88    $  25.13    $  24.75    $  22.50
   - low                                    $ 19.88    $  21.00    $  19.75    $  19.25

(1) Quarterly amounts do not add to the annual earnings per share because of changes in the number of outstanding shares during the year.

     Effective October 10, 1996, the Company's common stock began trading on the New York Stock Exchange under the symbol "GRO." The Company's shares had previously traded on the NASDAQ Stock Market's National Market under the symbol "MISS." As of August 4, 1998, shareholders of record numbered approximately 15,048.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and will require additional disclosures by the Company beginning in fiscal 1999.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for these costs and requires that certain related expenses be capitalized. This statement is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material effect on its financial statements.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 will require companies to expense as incurred, all costs associated with start-up activities. This pronouncement is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-5 to have a material effect on its financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards which require derivative instruments to be recorded in the balance sheet as either an asset or liability and measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999, and must be applied to all derivative instruments. The Company anticipates that the primary impact of adoption will be the recognition of unrealized gains or losses on open gas futures contracts as a component of equity and comprehensive income.

MARKET RISK

     The Company is exposed to market risk, including changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company enters into derivative transactions. The Company does not hold or issue derivative financial instruments for trading purposes. The Company maintains formal policies and a systematic approach with respect to entering and monitoring derivative transactions, and Company policy precludes management from entering into derivative transactions that would be deemed speculative positions. The Company's derivative transactions are intended to hedge the future production and interest costs of the Company. For more information about how the Company manages specific risk exposures, see Note 14 - Hedging Activities, and Note 7 - Credit Agreements and Long-Term Debt, in the Company's Notes to Consolidated Financial Statements.

     The table below provides information about the Company's derivative instruments and other financial instruments that are sensitive to changes in interest rates.


(Dollars in thousands, except interest rates)

                                                                       Maturity Date
                                      --------------------------------------------------------------------------------      Fair
                                        1999       2000       2001       2002       2003       Thereafter      Total        Value
                                      -------    -------    -------    -------    -------    -------------    --------    ---------
Long-term debt
-----------------------------------
   Fixed rate
       Principal amount (1)           $   114          -          -          -          -         $214,005    $214,119     $202,131
       Weighted average
           interest rate                 7.36%         -          -          -          -             7.15%       7.15%
   Variable rate
      Principal amount (1)                  -          -          -          -    $90,700                -    $ 90,700     $ 90,700
      Average interest rate (2)             -          -          -          -       6.66%               -        6.66%

Interest rate swaps
-----------------------------------
   Weighted average
       notional principal amount
       outstanding (3)                $47,085    $36,570                                                                   $   (704)

   Fixed weighted average
       pay rate                          6.57%      6.57%
   Receive rate - 3 month LIBOR

Note receivable
-----------------------------------
   Principal amount                   $ 9,500    $ 9,500     $9,500     $9,500    $ 9,500         $  7,125    $ 54,625     $ 54,625
   Interest rate                         6.07%      6.07%      6.07%      6.07%      6.07%            6.07%       6.07%

(1) The fair values of the Company's long-term debt and note receivable represent the discounted future cash flows of the instruments using current market rates.

(2) The average interest rate was based on June 30, 1998 variable rates. Actual rates could differ.

(3) The fair value of the Company's interest rate swaps represents the amount that would have to be paid by the Company as of June 30, 1998, to terminate the swap agreements.

     The Company uses natural gas futures contracts to reduce the impact of changes in gas prices. A sensitivity analysis has been prepared to estimate the Company's market risk exposure arising from these instruments. The fair value of open contracts is calculated by valuing each position using quoted market prices. Market risk is the potential loss in fair value as a result of a 10% adverse change in such prices. The Company estimates this change in prices would reduce the fair value of open contracts by $6.3 million at June 30, 1998.

YEAR 2000

     The Company is currently assessing its computer systems, including the systems involved in the operation of its manufacturing facilities, to identify to what extent the Company could be affected by the "Year 2000" issue. The Company expects to complete the assessment prior to the end of the 1998 calendar year and to have any Year 2000 conversion projects completed on a timely basis. The total cost of any such projects is as yet undetermined but, based upon facts known to date, is not expected to be material to the Company because of previous significant capital expenditures made by the Company to update computer software and hardware. The Company is also assessing Year 2000 issues in relation to its customers, suppliers and creditors to determine whether Year 2000 problems of any such third parties may materially affect the Company. This assessment should also be completed by the end of the 1998 calendar year. The ability of third parties with which the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. There can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business operations and financial condition.

FORWARD LOOKING STATEMENTS

     Except for the historical statements and discussion contained herein, statements set forth in this report constitute "forward looking statements." Since these forward looking statements rely on a number of assumptions concerning future events, risks and other uncertainties that are beyond the Company's ability to control, readers are cautioned that actual results may differ materially from such forward-looking statements. Future events, risks and uncertainties that could cause a material difference in such results, include, but are not limited to, the relative unpredictability of international and local economic conditions, changes in matters which affect the supply and demand of fertilizer products, weather, the volatility of the natural gas market, environmental regulation, price competition from both domestic and international competitors, possible delays in completing and obtaining production from new or expanded facilities, and other important factors affecting the fertilizer industry and the Company as detailed under "Outlook and Uncertainties" and elsewhere in the Company's most recent annual report on Form 10-K which is on file with the Securities and Exchange Commission.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE FISCAL YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
 the Shareholders of
 Mississippi Chemical Corporation:

We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries (collectively, the "Company") as of June 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for the three years ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the three years ended June 30, 1998, in conformity with generally accepted accounting principles.



Memphis, Tennessee,
July 22, 1998

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)                                                   June 30
                                                                   -------------------
ASSETS                                                               1998       1997
                                                                   --------   --------
CURRENT ASSETS:
   Cash and cash equivalents                                       $  3,857   $  8,159
   Accounts receivable (less allowances of $1,989 and $1,767)        51,532     63,095
   Note receivable due within one year                                9,500          -
   Inventories                                                       65,429     69,310
   Prepaid expenses and other current assets                          6,636      4,873
   Deferred income taxes                                              3,767      3,596
                                                                   --------   --------
          Total current assets                                      140,721    149,033

INVESTMENTS IN AFFILIATES                                            73,073     69,230
NOTE RECEIVABLE                                                      45,125          -
PROPERTIES HELD FOR SALE                                                  -     52,919
OTHER ASSETS                                                         16,227     14,039
PROPERTY, PLANT AND EQUIPMENT, AT COST,
   LESS ACCUMULATED DEPRICIATION, DEPLETION AND AMORTIZATION        460,841    392,395
GOODWILL, NET OF ACCUMULATED AMORTIZATION                           176,345    180,929
                                                                   --------   --------
                                                                   $912,332   $858,545
                                                                   ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Long-term debt due within one year                              $    114   $    140
   Accounts payable                                                  58,089     74,534
   Accrued liabilities                                               15,156     14,476
   Income taxes payable                                               3,276      5,973
                                                                   --------   --------
          Total current liabilities                                  76,635     95,123
LONG-TERM DEBT                                                      304,705    244,516
OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS                     17,481     20,620
DEFERRED INCOME TAXES                                                64,986     58,857
COMMITMENTS AND CONTINGENCIES (SEE NOTES 14, 18, 19 AND 20)
SHAREHOLDERS' EQUITY:
   Common stock ($.01 par; authorized 100,000,000 shares;
     issued 27,975,936)                                                280         280
   Additional paid-in capital                                      305,901     305,901
   Retained earnings                                               157,800     145,827
   Treasury stock, at cost (735,719 and 565,809 shares)            (15,456)    (12,579)
                                                                  --------    --------
          Total shareholders' equity                               448,525     439,429
                                                                  --------    --------
                                                                  $912,332    $858,545
                                                                  ========    ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)                     Years Ended June 30
                                                  ----------------------------------
                                                     1998        1997         1996
                                                  ---------    ---------   ---------
REVENUES:
   Net sales                                      $519,911      $520,569    $428,789
   Trading loss on brokered product                   (820)          (57)          -
                                                  --------      --------    --------
                                                   519,091       520,512     428,789
OPERATING EXPENSES:
   Cost of products sold                           412,500       366,961     291,403
   Selling                                          33,316        30,670      27,856
   General and administrative                       35,339        31,672      24,712
                                                  --------      --------    --------
                                                   481,155       429,303     343,971
                                                  --------      --------    --------

OPERATING INCOME                                    37,936        91,209      84,818

OTHER INCOME (EXPENSE):
   Interest, net                                   (10,948)       (4,331)      2,229
   Other                                            12,315         3,709       1,446
                                                  --------      --------    --------

INCOME BEFORE INCOME TAXES                          39,303        90,587      88,493

INCOME TAX EXPENSE                                  16,329        34,772      34,315
                                                  --------      --------    --------

NET INCOME                                        $ 22,974      $ 55,815    $ 54,178
                                                  ========      ========    ========
EARNINGS PER SHARE - BASIC                           $0.84      $   2.29       $2.47
                                                  ========      ========    ========

EARNINGS PER SHARE - DILUTED                         $0.84      $   2.29       $2.46
                                                  ========      ========    ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)                    Additional
                                 Common    Paid-in     Retained    Treasury
                                 Stock     Capital     Earnings      Stock       Total
                                 ------   ----------   --------     ---------   ---------
BALANCES, JUNE 30, 1995            $229    $178,332    $ 53,520    $ (4,774)   $227,307
  Net income                          -           -      54,178           -      54,178
  Cash dividends paid                 -           -      (7,884)          -      (7,884)
  Treasury stock, net                 -          32           -     (25,808)    (25,776)
                                 ------    --------    --------    --------    --------

BALANCES, JUNE 30, 1996             229     178,364      99,814     (30,582)    247,825
  Net income                          -           -      55,815           -      55,815
  Cash dividends paid                 -           -      (9,802)          -      (9,802)
  Treasury stock, net                 -          56           -     (18,753)    (18,697)
  Stock options exercised             -         203           -           -         203
  Stock issued for business
   acquired                          51     127,278           -      36,756     164,085
                                 ------    --------   ---------    --------    --------

BALANCES, JUNE 30, 1997             280     305,901    145,827     (12,579)    439,429
  Net income                          -           -     22,974           -      22,974
  Cash dividends paid                 -           -    (10,948)          -     (10,948)
  Treasury stock, net                 -           -        (53)     (2,877)     (2,930)
                                 ------    --------   --------    --------    --------

BALANCES, JUNE 30, 1998            $280    $305,901   $157,800    $(15,456)   $448,525
                                 ======    ========   ========    ========    ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)                                            Years Ended June 30
                                                         -----------------------------------
                                                            1998         1997        1996
                                                         ----------   ----------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                             $  22,974    $  55,815    $ 54,178
  Reconciliation of net income to net cash provided
   by operating activities:
     Net change in operating assets and liabilities         (4,781)      (9,423)     21,401
     Depreciation, depletion and amortization               37,228       27,980      17,798
     Deferred income taxes                                   5,958          562       1,885
     Gain on sale of phosphate rock property               (10,867)           -           -
     Other                                                   2,506       (2,322)       (643)
                                                         ---------    ---------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   53,018       72,612      94,619
                                                         ---------    ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment               (96,496)     (93,816)    (16,143)
  Investment in Farmland MissChem Limited                   (4,508)     (45,165)    (11,993)
  Acquisition of potash businesses                               -      (56,098)          -
  Other                                                      2,727         (449)      1,063
                                                         ---------    ---------    --------
NET CASH USED IN INVESTING ACTIVITIES                      (98,277)    (195,528)    (27,073)
                                                         ---------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt payments                                           (564,742)    (390,945)     (3,175)
  Debt proceeds                                            624,905      490,290           -
  Purchase of treasury stock                                (3,027)     (18,885)    (25,890)
  Cash dividends paid                                      (10,948)      (9,802)     (7,884)
  Bond issuance costs                                       (5,231)           -           -
  Proceeds from issuance of common stock                         -          203           -
                                                         ---------    ---------    --------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                     40,957       70,861     (36,949)
                                                         ---------    ---------    --------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                         (4,302)     (52,055)     30,597

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                                       8,159       60,214      29,617
                                                         ---------    ---------    --------
CASH AND CASH EQUIVALENTS - END OF PERIOD                $   3,857    $   8,159    $ 60,214
                                                         =========    =========    ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation and its subsidiaries (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

The Company produces and supplies a full product line of fertilizers, including nitrogen, phosphate and potash fertilizers. The Company's principal nitrogen products include ammonia, fertilizer-grade ammonium nitrate, UAN solutions, and urea. The Company currently produces nitrogen products at its production facilities in Yazoo City, Mississippi, and Donaldsonville, Louisiana, and produces ammonia at its 50-50 joint venture in The Republic of Trinidad and Tobago. The Company distributes its nitrogen products primarily in the southern farming regions of the United States. The Company produces diammonium phosphate at its facility in Pascagoula, Mississippi, and through the Phosphate Chemicals Export Association, Inc. ("PhosChem"), exports the majority of its production. The Company's mines and related facilities near Carlsbad, New Mexico, produce the Company's potash products. The majority of the Company's agricultural potash sales are in domestic markets in states west of the Mississippi River. The Company also markets its nitrogen and potash products into industrial markets where such products are used for a broad range of industrial applications.

In August 1996, the Company, through two subsidiaries of its wholly owned subsidiary, Mississippi Potash, Inc., acquired substantially all of the assets of New Mexico Potash Corporation and Eddy Potash, Inc. ("Eddy") from Trans-Resources, Inc. (see Note 2). Since the acquisition, New Mexico Potash Corporation has been merged into Mississippi Potash, Inc. Eddy, a wholly owned subsidiary of Mississippi Potash, Inc., suspended its production operations in December 1997.

In December 1996, the Company acquired the fertilizer operations of First Mississippi Corporation ("First Mississippi") in an all-stock merger transaction (see Note 2). The fertilizer operations primarily included AMPRO Fertilizer, Inc. ("AMPRO") and a 50% interest in Triad Chemical; the Company already held the remaining 50% interest. Prior to this acquisition, the Company had the right to withdraw, at cost, approximately one-half of the production of Triad Chemical and was obligated to withdraw certain minimum quantities.


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


INVENTORIES

Inventories are stated at the lower of cost or market. Cost has been determined under a moving average cost method.

Investments in Affiliates

The Company's investments in affiliates primarily consist of an investment in a 50-50 ammonia production joint venture, Farmland MissChem Limited ("Farmland MissChem"), with Farmland Industries, Inc. (see Note 4). During fiscal 1998, the Company and Farmland Industries also formed a separate 50-50 joint venture which is responsible for the transportation of the ammonia produced at Farmland MissChem Limited. The Company also has a 50% interest in an ammonia storage terminal in Pasadena, Texas (see Note 2), acquired as part of its acquisition of the fertilizer assets of First Mississippi in December 1996.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation, depletion and amortization. Expenditures for major improvements are capitalized; expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of properties, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income. The Company uses primarily the declining-balance method of depreciation for assets purchased through June 30, 1995. Effective July 1, 1995, the Company changed its method of depreciating newly acquired long-lived assets from the declining-balance method to the straight-line method. Depletion of mineral properties is provided using the units-of-production method over the estimated life of the reserves.
Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets as follows:

          Buildings                 3-45 years
          Machinery and equipment   2-30 years

Interest costs attributable to major construction projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

The Company maintains spare parts at its production facilities in order to minimize downtime in the event of a part failure. All parts that exceed a minimum value and are repairable are capitalized as property, plant and equipment and are depreciated over their estimated useful lives. Parts that do not exceed the minimum value or are not repairable are maintained as replacement parts and are included as inventory in the Company's current assets. These replacement parts are charged to cost of products sold as they are installed in the facility.


GOODWILL

Goodwill represents the excess of cost over the fair value of the net assets acquired by the Company in its December 1996, acquisition of the fertilizer operations of First Mississippi. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was approximately $6,973,000 and $2,389,000 at June 30, 1998 and 1997, respectively.


REVENUE RECOGNITION

Revenues are recognized as product is sold and title transfers to the customer.

HEDGING ACTIVITIES

The Company enters into futures contracts to protect future production costs against price fluctuations of natural gas. At the time the futures contracts are closed and the related natural gas is purchased, the Company records a gain or loss from the change in market value of such contracts as a component of cost of products sold.


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

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and will require additional disclosure by the Company beginning in fiscal 1999.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for these costs and requires that certain related expenses be capitalized. This statement is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material effect on its financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 will require companies to expense as incurred, all costs associated with start-up activities. This pronouncement is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-5 to have a material effect on its financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards which require derivative instruments to be recorded in the balance sheet as either an asset or liability and measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999, and must be applied to all derivative instruments. The Company anticipates that the primary impact of adoption will be the recognition of unrealized gains or losses on open gas futures contracts as a component of equity and comprehensive income.

RECLASSIFICATIONS

The Company has reclassified certain prior year information to conform with the current year's presentation.

NOTE 2 - ACQUISITIONS:

NITROGEN

On December 24, 1996, the Company acquired the fertilizer businesses of First Mississippi in an all-stock merger transaction. This transaction was accounted for by the purchase method of accounting. According to the terms of the merger, the Company issued approximately 6,902,000 shares of its common stock to former First Mississippi shareholders. Additionally, at closing, First Mississippi's fertilizer businesses had $150,500,000 in outstanding debt which was assumed by the Company.

The fertilizer operations of First Mississippi included AMPRO and a 50% interest in Triad Chemical. Prior to the transaction, the Company held the remaining 50% interest in Triad Chemical, which owned and operated an anhydrous ammonia plant with an annual production of approximately 465,000 tons, and a urea plant with an annual production of approximately 560,000 tons. AMPRO owned and operated an anhydrous ammonia plant with annual production of approximately 615,000 tons. AMPRO and Triad are located on adjacent sites in Donaldsonville, Louisiana. In the transaction, the Company also acquired a 50% interest in an ammonia storage terminal in Pasadena, Texas, and a 50% interest in a company which owns and operates eleven ammonia barges. In March 1997, the Company purchased the other 50% interest in the barge company for $3,824,000. Subsequent to closing, the Company merged AMPRO into and contributed its 50% interest in Triad Chemical to First Mississippi and changed the name of First Mississippi to Triad Nitrogen, Inc. ("Triad Nitrogen").

Allocation of the purchase price is as follows:


(Dollars in thousands)

     Property, plant and equipment                             $151,407
     Goodwill                                                   180,655
     Other assets/liabilities acquired, net                      19,189
     Deferred income taxes                                      (41,931)
                                                               --------
                                                               $309,320
                                                               ========

Additionally, the Company incurred approximately $2,663,000 in transaction costs and other related fees associated with the acquisition. The Company recorded these amounts as goodwill.

POTASH

In August 1996, the Company, through two subsidiaries of its wholly owned subsidiary, Mississippi Potash, Inc., acquired substantially all of the assets of New Mexico Potash Corporation and Eddy (the "Potash Acquisitions") from Trans-Resources, Inc. for $45,000,000, plus an adjustment for working capital of approximately $11,000,000. This acquisition was accounted for by the purchase method of accounting with the purchase price being principally allocated to property, plant and equipment. In December 1996, New Mexico Potash Corporation was merged into Mississippi Potash, Inc. Eddy operates as a wholly owned subsidiary of Mississippi Potash, Inc. At the time of the acquisition, the two potash mines, both located near Carlsbad, New Mexico, had a combined annual production capacity of approximately 850,000 tons of potash. In December 1997, the Eddy mine, which had an annual production capacity of approximately 300,000 tons, suspended its production operations. This suspension of operations did not have a material impact on the financial position or results of operations of the Company. Prior to this acquisition, Mississippi Potash, Inc. produced approximately 420,000 tons of potash per year.

The Company's consolidated statement of income for fiscal 1997 includes Triad Nitrogen's results of operations for the period December 24, 1996 through June 30, 1997, and the Potash Acquisitions' results of operations for the period August 16, 1996 through June 30, 1997. The unaudited pro forma summary financial information includes Triad Nitrogen's and the Potash Acquisitions' results of operations, assuming the acquisitions had occurred on July 1, 1996, and also on July 1, 1995. These pro forma results of operations are not necessarily indicative of what would have occurred had the acquisitions actually been consummated at the beginning of the periods presented, or of future results of the combined companies.

                                                   Years Ended June 30
                                                   -------------------
(Dollars in thousands, except per share data)        1997       1996
                                                   --------   --------

     Net sales                                     $643,159   $698,404
                                                   ========   ========
     Net income                                    $ 68,151   $ 80,712
                                                   ========   ========
     Earnings per share - basic and diluted        $   2.44   $   2.79
                                                   ========   ========

NOTE 3 - INVENTORIES:

Inventories consisted of the following:


(Dollars in thousands)                                   June 30
                                                    -----------------
                                                      1998     1997
                                                    -------   -------

     Finished products                              $24,959   $28,308
     Raw materials and supplies                       5,894     4,636
     Replacement parts                               34,576    36,366
                                                    -------   -------
                                                    $65,429   $69,310
                                                    =======   =======

NOTE 4 - INVESTMENT IN FARMLAND MISSCHEM LIMITED:

The Company's 50-50 joint venture, Farmland MissChem, has constructed a 2,040 short-ton-per-day anhydrous ammonia plant located near Point Lisas, The Republic of Trinidad and Tobago. The plant was placed in service in late July 1998. The Company has a contractual obligation to purchase one-half of the ammonia, approximately 350,000 short tons per year, produced by Farmland MissChem at a purchase price which approximates market price, but is subject to an agreed-upon floor price. The Company will use its portion of the production from the new facility as a raw material for upgrading into finished fertilizer products at its existing facilities and for sales into world markets. The Company is accounting for its investment in Farmland MissChem using the equity method. At June 30, 1998, the Company's investment in Farmland MissChem amounted to $62,794,000 which included $6,846,000 of capitalized interest. At June 30, 1997, the Company's investment in Farmland MissChem amounted to $58,286,000 and included $2,864,000 of capitalized interest. Farmland MissChem's financial position for the year ended June 30, 1998, is summarized below:

Condensed Balance Sheet Information:              (Dollars in thousands)
-----------------------------------               ----------------------
  Current assets                                         $  6,295
  Non-current assets                                     $306,939
  Current liabilities                                    $  6,226
  Non-current liabilities                                $195,111
  Stockholders' equity                                   $111,897


NOTE 5 - NOTE RECEIVABLE:

During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase the Company's undeveloped phosphate rock property in Hardee County, Florida. On July 12, 1994, the Company and the option holder entered into new agreements with respect to this property whereby the Company conveyed a portion of the property to the third party for $14,000,000 and granted to the third party the exclusive option to purchase the remaining portion of the property. In January 1998, the third party exercised its option, and on April 16, 1998, the sale to the third party was completed. These remaining properties had a carrying value of $52,919,000, and were classified in the consolidated balance sheet at June 30, 1997, as properties held for sale. The $57,000,000 purchase price of the remaining property was paid in the form of an initial cash payment of $2,375,000 and a note for $54,625,000. In addition to the purchase price, the Company has received $7,000,000 in option payments since 1994. The note, which is subject to prepayment, matures over a six-year period and requires quarterly principal payments totaling $9,500,000 each year. At June 30, 1998, the note carried an interest rate of 6.07%, subject to adjustment, and was secured by a mortgage on the property. At June 30, 1998, the carrying value of the note receivable approximated its fair value. As a result of this transaction, the Company has recorded a net pre-tax gain of $10,867,000 as a component of other income in the accompanying fiscal 1998 consolidated statement of income.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consisted of the following:


(Dollars in thousands)                                        June 30
                                                      -----------------------
                                                        1998          1997
                                                      ----------   ----------

     Mineral properties                               $  41,233    $  40,668
     Land                                                 8,822        8,609
     Buildings                                           48,091       46,904
     Machinery and equipment                            599,355      519,940
     Construction in progress                            97,831       80,980
                                                      ---------    ---------
                                                        795,332      697,101
     Less accumulated depreciation,
      depletion and amortization                       (334,491)    (304,706)
                                                      ---------    ---------
                                                      $ 460,841    $ 392,395
                                                      =========    =========

NOTE 7 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

In December 1996, the Company and its subsidiaries obtained unsecured credit facilities with Harris Trust and Savings Bank ("Harris") and a syndicate of other commercial banks totaling $300,000,000. In November 1997, the Company modified these unsecured revolving credit facilities to extend the maturity date and to reduce the facilities to $200,000,000. These modified facilities are five year facilities which mature on November 25, 2002, and bear interest at the prime rate or at rates related to the London Interbank Offered Rate or Federal Funds Rate. At June 30, 1998 and 1997, there were outstanding borrowings of $90,700,000 and $244,400,000, respectively, under these facilities.

On November 25, 1997, the Company issued $200,000,000 of 7.25% Senior Notes (the "Notes"), due November 15, 2017. The holders may elect to have the Notes repaid on November 15, 2007. The Notes were issued under a $300,000,000 shelf registration statement filed with the Securities and Exchange Commission in November 1997. The net proceeds from the issuance totaled $194,800,000 and were used to repay a portion of the outstanding indebtedness under the Company's unsecured revolving credit facilities.

In August 1997, the Company issued $14,500,000 in industrial revenue bonds, a portion of which were tax-exempt, to finance the development of a new phosphogypsum disposal facility at its Pascagoula, Mississippi, diammonium phosphate manufacturing plant. On April 1, 1998, the Company issued $14,500,000 in fully tax-exempt industrial revenue bonds, the proceeds of which were used to redeem the initial industrial revenue bonds issued in August 1997. The bonds issued on April 1, 1998, mature on March 1, 2022, and carry a 5.8% fixed rate. The bonds may be redeemed at the Company's option at a premium from March 1, 2008, to February 28, 2010, and may be redeemed at face value at any time after February 28, 2010, through the maturity date.

The Company also has a separate $5,000,000 short-term line of credit which is not part of the facilities mentioned above. There were no outstanding borrowings under this commitment at June 30, 1998 or 1997.

Long-term debt consisted of the following:


(Dollars in thousands)                                                   June 30
                                                                  ---------------------
                                                                    1998        1997
                                                                  ---------   ---------
     Unsecured revolving credit facilities
      (1998 - 6.66%; 1997 - 6.26%)                                $ 90,700    $244,400
     Senior notes, net of unamortized discount
      of $495 (7.25%)                                              199,505           -
     Industrial revenue bonds (5.8%)                                14,500           -
     Other                                                             114         256
                                                                  --------    --------

                                                                   304,819     244,656
     Long-term debt due within one year                               (114)       (140)
                                                                  --------    --------

                                                                  $304,705    $244,516
                                                                  ========    ========

The estimated fair value of the Company's long-term debt, including current maturities at June 30, 1998, was $292,831,000 and was computed using an interest rate equal to 2% above the effective yield on U.S. Treasury Notes with similar maturities. At June 30, 1997, the Company's carrying value approximated its market value.

The Company's credit facilities with Harris have covenants that require, among other things, that the Company maintain specified levels of tangible net worth, debt to cash flow, and cash flow to interest expense. As of June 30, 1998, the Company was in compliance with all covenants under its facilities.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At June 30, 1998 and 1997, the Company had two outstanding interest rate swap agreements (the "Agreements") with commercial banks having total notional principal amounts of $50,000,000 and $40,000,000, respectively. Those Agreements effectively change the Company's interest rate exposure on a portion of its unsecured revolving credit facilities from a variable rate to a fixed rate. The Agreements mature in fiscal 2000, and provide for notional amounts varying from a minimum of $33,650,000 to a maximum of $50,000,000. The fair value of these agreements amounted to a liability of $704,000 and $300,000, respectively, at June 30, 1998 and 1997.

NOTE 8 - OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:

Other long-term liabilities and deferred credits are comprised of the following:


(Dollars in thousands)                                                    June 30
                                                                     -----------------
                                                                       1998      1997
                                                                     -------   -------

     Accrual for closure of gypsum disposal area                     $ 9,330   $ 8,051
     Option proceeds (see Note 5)                                          -     5,967
     Other                                                             8,151     6,602
                                                                     -------   -------
                                                                     $17,481   $20,620
                                                                     =======   =======

The Company is currently accruing costs for the future closure of the phosphogypsum disposal facility located at Pascagoula, Mississippi. These closure costs are accrued over the estimated life of the disposal facility using the units-of-production method. Amounts accrued are recorded as a component of cost of products sold in the accompanying consolidated statements of income. Additional charges of $2,017,000 will be accrued over the remaining life of the facility which is estimated to be fourteen months. In June 1998, the Company substantially completed the construction of a new phosphogypsum disposal facility at a cost of approximately $18,000,000.

NOTE 9 - SHAREHOLDERS' EQUITY:

At June 30, 1998, the Company had 100,000,000 authorized shares of common stock at a par value of $.01.

Common stock issued and outstanding consisted of the following:

(Shares in thousands)
                                                                  Common
                                                                  Stock
                                                         ----------------------
Shares outstanding, June 30, 1995                                  22,598
   Stock reissued                                                       5
   Purchase of treasury stock                                      (1,250)
                                                                   ------

Shares outstanding, June 30, 1996                                  21,353
   Treasury stock issued for business acquired                      1,545
   Stock issued for business acquired                               5,357
   Stock options exercised                                             12
   Stock reissued                                                       8
   Purchase of treasury stock                                        (865)
                                                                   ------

Shares outstanding, June 30, 1997                                  27,410
   Stock reissued                                                       6
   Purchase of treasury stock                                        (176)
                                                                   ------

Shares outstanding, June 30, 1998                                  27,240
                                                                   ======

In May 1995, the Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company's common stock in the open market or in privately negotiated transactions. In March 1996, the Board of Directors authorized the Company to repurchase up to 1,500,000 additional shares. During fiscal 1998, the Company repurchased 175,900 shares bringing the total shares repurchased pursuant to these authorizations to 2,591,709 at June 30, 1998. These treasury stock repurchases were funded from cash provided by operations and from borrowings under the Company's revolving credit facilities.

The Company's Articles of Incorporation authorize the Board of Directors, at its discretion, to issue up to 500,000 shares of Preferred Stock, par value $.01 per share. The stock is issuable in classes or series which may vary as to certain rights and preferences. As of June 30, 1998, none of these shares were outstanding.

NOTE 10 - STOCK OPTIONS:

On August 2, 1994, the Board of Directors adopted a stock incentive plan for certain officers and key employees of the Company. On July 20, 1995, the Board of Directors adopted a stock option plan for nonemployee directors of the Company. Both the stock incentive plan and the stock option plan for nonemployee directors were approved by the Company's shareholders at its annual meeting held on November 14, 1995. Options may be granted under the provisions of the Company's plans to purchase common stock of the Company at a price not less than the fair market value on the date of grant. Stock options for officers and key employees are exercisable six months from the date of grant. Stock options for nonemployee directors become exercisable in installments beginning one year after the date of grant and become fully exercisable six years after the date of grant. All options expire 10 years from the date of grant. At June 30, 1998, 1997 and 1996, exercisable options were 676,180;
490,489 and 334,104, respectively.   There were approximately 929,000 shares
available for option plan grants at June 30, 1998. The summary of stock option activity is shown below:

                               Options      Weighted Average
                             Outstanding     Exercise Price
                             ------------   ----------------

July 1, 1995                     201,941              $15.00
Options granted                  220,404              $23.96
Stock options exercised                -                   -
Stock options canceled           (26,241)             $15.00
                                 -------

June 30, 1996                    396,104              $19.99
Options granted                  174,576              $20.00
Stock options exercised          (12,091)             $16.68
Stock options canceled                 -                   -
                                 -------

June 30, 1997                    558,589              $20.06
Options granted                  200,625              $20.82
Stock options exercised                -                   -
Stock options canceled                 -                   -
                                 -------

June 30, 1998                    759,214              $20.26
                                 =======

The following table summarizes information about stock options outstanding at June 30, 1998:


                                                    Weighted Average        Weighted Average
Exercise Price Range      Options Outstanding   Remaining Contractual Life   Exercise Price
-----------------------   -------------------   --------------------------  ---------------
     $15.00 - $16.44                  177,014                          6.3           $15.07
     $18.22 - $21.00                  361,796                          8.7           $20.55
     $23.96                           220,404                          7.4           $23.96

During fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires companies to estimate the fair value for stock options on the date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its consolidated statements of income over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its financial statements. The determination of fair value is only required for stock options issued beginning in fiscal 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion No. 25.

The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:

(Dollars in thousands,
except per share data)                                             June 30
                                                          ---------------------------
                                                           1998      1997      1996
                                                          -------   -------   -------
         Net income
             As reported                                  $22,974   $55,815   $54,178
             Pro forma                                    $22,141   $55,015   $52,925

         Earnings per share - basic
             As reported                                  $  0.84   $  2.29   $  2.47
             Pro forma                                    $  0.81   $  2.26   $  2.41

         Earnings per share - diluted
             As reported                                  $  0.84   $  2.29   $  2.46
             Pro forma                                    $  0.81   $  2.25   $  2.40

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

In adopting SFAS No. 123, the Company utilized the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted using the following assumptions:

                                                            1998        1997         1996
                                                          --------   ----------   ----------
 Expected dividend yield                                     1.99%        1.94%        1.49%
 Expected option lives                                    6 years      6 years      6 years
 Expected volatility                                           33%          33%          33%
 Risk-free interest rates                                    5.47%        6.06%        6.13%

Based on the results of the model, the fair value of the stock options issued on the date of grant are as follows:

                                                   Weighted Average
                                      Number          Grant Date
   Years                              Issued     Fair Value per Option
----------                           --------    ---------------------
  1998                                200,625            $6.64
  1997                                174,576            $7.35
  1996                                220,404            $9.14


NOTE 11 - EARNINGS PER SHARE:

In December 1997, the Company adopted SFAS No. 128, "Earnings per Share," which changes the methodology by which companies compute earnings per share. Under SFAS No. 128, basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, including the dilutive common share equivalents arising from stock options using the treasury stock method. For the Company, diluted earnings per share are not significantly different from basic earnings per share. In the accompanying financial statements, all prior periods have been restated to reflect the impact of adopting SFAS No. 128.

The number of shares used in the Company's basic and diluted earnings per share computations are as follows:

                                                      Years Ended June 30
                                                    ------------------------
(Shares in thousands)                                1998     1997     1996
                                                    ------   ------   ------
Weighted average common shares outstanding,
   net of treasury shares, for basic earnings
   per share                                        27,355   24,329   21,975
Common stock equivalents for employee
   stock options                                        35       75       64
                                                    ------   ------   ------
Weighted average common shares outstanding for
   diluted earnings per share                       27,390   24,404   22,039
                                                    ======   ======   ======

NOTE 12 - MAJOR CUSTOMERS:

Sales to the Company's three largest customers were approximately $65,946,000, $32,199,000 and $23,177,000 for fiscal 1998; $119,412,000, $26,590,000 and
$23,526,000 for fiscal 1997; and $136,560,000, $36,499,000 and $20,135,000 for
fiscal 1996.

Effective October 1, 1997, the Company became a member of PhosChem, a Webb-Pomerene corporation. Since becoming a member, all of the Company's sales of diammonium phosphate fertilizer into export markets are made through PhosChem, while domestic sales are made through the Company's internal sales staff. The Company ended its exclusive diammonium phosphate marketing agreement with Atlantic Fertilizer & Chemical Corporation, who was the exclusive distributor of diammonium phosphate fertilizer produced by the Company's Pascagoula, Mississippi, facility prior to October 1, 1997. During fiscal 1998, approximately 70% of the Company's diammonium phosphate sales were made in international markets through the Company's distributors.

A significant portion of the Company's trade receivables is due from entities which operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

NOTE 13 - TRADING LOSS ON BROKERED PRODUCT:

The Company began brokering ammonia in the open market following the First Mississippi acquisition in December 1996. During fiscal 1998 and 1997, the Company brokered approximately 142,000 and 177,000 short tons of ammonia, respectively. Fiscal 1998 brokered ammonia sales of approximately $18,494,000 and purchases of approximately $19,314,000 resulted in an $820,000 net trading loss. Fiscal 1997 brokered ammonia sales of approximately $32,287,000 and purchases of approximately $33,210,000 resulted in a $57,000 net loss after certain purchase price adjustments associated with the First Mississippi acquisition. These trading losses have been reflected in the accompanying consolidated statements of income.

NOTE 14 - HEDGING ACTIVITIES:

During fiscal 1998, 1997 and 1996, natural gas hedging activities resulted in average cost decreases of approximately $0.23, $0.30 and $0.40 per MMBTU on volumes hedged of 23,730,000, 15,880,000 and 5,560,000 MMBTU's, respectively.
At June 30, 1998, the Company had open futures contracts covering a total volume of 25,120,000 MMBTU's with some contracts extending through December 1999. The net unrealized gain on these contracts at June 30, 1998, was approximately $4,878,000. The risk associated with outstanding futures positions is directly related to increases or decreases in the prices of natural gas in relation to the contract prices.

NOTE 15 - INTEREST, NET:

Interest, net, consisted of the following:

(Dollars in thousands)                              Years Ended June 30
                                             ---------------------------------
                                               1998         1997        1996
                                             ---------   ----------   --------
     Interest expense                        $(21,518)     $(8,942)    $ (715)
     Interest capitalized                       8,975        3,858         10
     Interest income                            1,595          753      2,934
                                             --------      -------     ------
                                             $(10,948)     $(4,331)    $2,229
                                             ========      =======     ======

NOTE 16 - INCOME TAXES:

The following is a summary of the components of the provision for income taxes:


(Dollars in thousands)                       Years Ended June 30
                                  -----------------------------------
                                     1998          1997        1996
                                  -----------   -----------   -------
Current:
  Federal                          $ 9,350     $ 30,379        $29,838
  State                              1,021        3,831          2,592
                                   -------     --------        -------
                                    10,371       34,210         32,430
                                   -------     --------        -------
Deferred:
   Federal                           5,345          503          1,734
   State                               613           59            151
                                   -------     --------        -------
                                     5,958          562          1,885
                                   -------     --------        -------
                                   $16,329     $ 34,772        $34,315
                                   =======     ========        =======

The tax effect of the significant temporary differences and tax credit carryforwards at June 30 follows:

(Dollars in thousands)                     1998                           1997
                                  ------------------------       ----------------------
                                   Current     Non-current       Current   Non-current
                                  ----------   -----------       -------   ------------
Employee benefit obligations       $ 2,237     $     88          $ 2,137       $    101
Reserve for bad debts                  726            -              691              -
Employee post retirement                69          950               78          1,041
Deferred income on affiliate
 sales                                 600            -            1,658              -
Accrual for closure of
 gypsum disposal area                    -        2,294                -          2,397
Other                                  135          279              240            331
                                   -------     --------          -------   ------------
         Deferred tax assets         3,767        3,611            4,804          3,870

Depreciation and amortization            -      (65,978)          (1,208)       (59,688)
Pension                                  -       (2,102)               -         (3,039)
Other                                    -         (517)               -              -
Deferred tax liabilities                        (68,597)          (1,208)       (62,727)
                                   -------     --------          -------       --------
Net deferred tax asset
 (liability)                       $ 3,767     $(64,986)         $ 3,596       $(58,857)
                                   =======     ========          =======       ========

A reconciliation, as of June 30, of the statutory rate for income taxes and the effective tax rate follows:


(Dollars in thousands)                  1998                1997                 1996
                               --------------------  ------------------   -------------------
                                           % of                  % of                  % of
                                          Earnings             Earnings              Earnings
                                           Before               Before                Before
                                Amount     Taxes      Amount    Taxes     Amount      Taxes
                               --------   ---------  --------  --------  --------   ---------
Income taxes computed
   at statutory rate           $13,756     35.0%      $31,705    35.0%    $30,972      35.0%
Increase (decrease) in
   taxes resulting from:
         State taxes, net        1,149      2.9%        2,263      2.5%      2,743        3.1%
         Non-deductible
            goodwill             1,604      4.1%          836      0.9%          -          -
         Other, net               (180)   (0.5%)          (32)       -         600        0.7%
                               -------    -----       -------     ----     -------   --------

                               $16,329     41.5%      $34,772     38.4%    $34,315       38.8%
                               =======    =====       =======     ====     =======   ========

Income taxes have been settled with the Internal Revenue Service ("IRS") for all years through June 30, 1993. The IRS has concluded its field examination of the Company's U.S. income tax returns for fiscal years 1994-1996 and has assessed certain taxes that the Company is contesting. The Company believes any adjustments that might be required will not be material to the Company's financial position or results of operations.

NOTE 17 - RETIREMENT PLANS:

The Company maintains non-contributory defined benefit pension plans which provide benefits to a majority of its full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the Internal Revenue Code funding limitation.

Net periodic pension expense includes the following components:


(Dollars in thousands)                                       Years Ended June 30
                                                      ---------------------------------
                                                        1998        1997        1996
                                                      ---------   ---------   ---------
Service cost - benefits earned during the period      $  3,708    $  2,297    $  1,955
Interest cost on projected benefit obligations           6,888       5,294       4,875
Actual gain on plan assets                             (25,540)    (10,094)    (13,260)
Net amortization                                          (274)       (240)       (153)
Unrecognized gain on plan assets                        17,763       3,734       7,778
                                                      --------    --------    --------
Net periodic pension expense                          $  2,545    $    991    $  1,195
                                                      ========    ========    ========

The following table sets forth the plans' funded status and the amounts included as a component of other assets in the Company's consolidated balance sheets:


(Dollars in thousands)                                                                         June 30
                                                                                       -----------------------
                                                                                           1998        1997
                                                                                       ----------   ----------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                                             $ 77,532     $64,016
  Non-vested benefit obligation                                                              275         464
                                                                                         --------    --------

  Accumulated benefit obligation                                                          77,807      64,480
  Increase in benefits due to future compensation increases                               23,842      17,084
                                                                                         --------    --------

Projected benefit obligation                                                             101,649      81,564
Estimated fair value of plan assets                                                      115,162      83,521
                                                                                         --------    --------

Plan assets greater than projected benefit obligation                                     13,513       1,957
Remaining unrecognized transition assets                                                  (3,072)     (2,645)
Unrecognized prior service cost                                                            6,135       5,291
Unrecognized net (gain) loss                                                             (11,005)      3,129
                                                                                        --------    --------
Prepaid pension cost at end of period                                                   $  5,571     $ 7,732
                                                                                        ========    ========


The following assumptions were used to measure net periodic pension cost for the plans for fiscal 1998, 1997 and 1996:

                                                        1998         1997        1996
                                                       ------       ------      ------
Discount rate                                           7.25%        7.50%       7.00%
Expected long-term rate of return on assets             8.50%        8.50%       8.50%
Average increase in compensation levels                 5.00%        5.00%       5.00%

The plans' assets consist primarily of guaranteed investment contracts and marketable equity securities.

The Company also has contributory thrift plans covering substantially all regular full-time employees who have elected to participate in the plans. Under the plans, the Company matches a certain percentage of each employee's contributions to the plan up to a maximum percentage of the employee's base compensation. Company contributions totaled approximately $1,529,000 in fiscal 1998, $1,353,000 in fiscal 1997 and $794,000 in fiscal 1996.

The Company has no material post-retirement benefit obligations.

NOTE 18 - LEASE COMMITMENTS:

The Company has commitments under operating leases for equipment and storage warehouses. The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of June 30, 1998:

          (Dollars in thousands)                               Amount
                                                               ------
               1999                                            $2,843
               2000                                             2,017
               2001                                               737
               2002                                               303
               2003                                               163
                                                               ------
                                                               $ 6,063
                                                               =======

Rental expense for all operating leases was $3,876,000 for fiscal 1998, $3,417,000 for fiscal 1997 and $1,476,000 for fiscal 1996.

NOTE 19 - COMMITMENTS AND CONTINGENCIES:

In late fiscal 1996, the Company began an expansion at its nitrogen fertilizer manufacturing facilities at Yazoo City. The project includes the addition of a 650 ton-per-day nitric acid plant, a new 500 ton-per-day ammonia plant and modifications to its ammonium nitrate plant to increase production from approximately 750,000 to approximately 950,000 tons-per-year at an estimated total cost of $130,000,000, and is scheduled for a phased completion. The nitric acid plant was completed and placed in service during March 1998. The Company anticipates the anhydrous ammonia and substantially all of the ammonium nitrate capacity being added by the end of calendar 1998.

In April 1998, the Company announced its plans for an expansion project to increase its production capacity at the Company's potash facilities in Carlsbad, New Mexico. This expansion will increase the Company's red granular capacity from 445,000 to 545,000 tons-per-year as well as increase storage capacities by 30,000 tons. Upon completion of the project, the Company will have approximately 1,100,000 tons of combined potash production capacity from its two operating mines. The Company estimates total cost of the expansion to be $8,200,000 and is scheduled to be fully operational by the end of fiscal 1999.

The Company is currently assessing its computer systems, including the systems involved in the operation of its manufacturing facilities, to identify to what extent the Company could be affected by the "Year 2000" issue. The Company expects to complete the assessment prior to the end of the 1998 calendar year and to have any Year 2000 conversion projects completed on a timely basis. The total cost of any such projects is as yet undetermined but, based upon facts known to date, is not expected to be material to the Company because of previous significant capital expenditures made by the Company to update computer software and hardware. The Company is also assessing Year 2000 issues in relation to its customers, suppliers and creditors to determine whether Year 2000 problems of any such third parties may materially affect the Company. This assessment should also be completed by the end of the 1998 calendar year. The ability of third parties with which the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. There can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business operations and financial condition.

Additionally, the Company, in the ordinary course of its business, is the subject of, or a party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the financial position or the future earnings of the Company.

NOTE 20 - RAW MATERIAL CONTRACTS:

Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has contracted with Office Cherifien des Phosphates to import its full requirement of phosphate rock through June 30, 2016. The purchase price for phosphate rock is based on the estimated phosphate rock costs incurred by certain domestic phosphate producers and the operating performance of MPC.


NOTE 21 - SUPPLEMENTAL CASH FLOW INFORMATION:

The Company considers its holdings of highly liquid money market debt securities to be cash equivalents if the securities mature within 90 days from the date of purchase. These short-term investments were $1,600,000 at June 30, 1998, and $53,739,000 at June 30, 1996. The Company had no short-term investments at June 30, 1997.

The increase (decrease) in cash due to the changes in operating assets and liabilities consisted of the following:

(Dollars in thousands)                                                     Years Ended June 30
                                                                  ---------------------------------
                                                                    1998         1997        1996
                                                                  --------   ----------   ---------
     Accounts receivable                                          $ 11,563    $ (2,048)    $(3,564)
     Inventories                                                     3,881     (11,378)      9,682
     Prepaid expenses and other current assets                      (1,763)      3,443        (944)
     Accounts payable                                              (16,445)     (4,504)     14,494
     Accrued liabilities                                            (2,017)      5,064       1,733
                                                                  --------    --------     -------
                                                                  $ (4,781)   $ (9,423)    $21,401
                                                                  ========    ========     =======

During fiscal 1998, 1997 and 1996, the Company paid income taxes of $11,242,000, $30,451,000 and $31,127,000, respectively. Payments of interest, net of amounts capitalized, were $10,021,000 in fiscal 1998, $3,819,000 in fiscal 1997 and $320,000 in fiscal 1996.

Supplemental disclosures regarding non-cash financing and investing activities include the following:


(Dollars in thousands)                                                 Years Ended June 30
                                                               -------------------------------
                                                                  1998        1997       1996
                                                               ----------  ---------   -------
         Property held for sale converted to
            note receivable                                      $54,625       $   -     $   -
         Land option transferred to land                         $     -       $ 941     $   -

Other material non-cash activities include the Company's December 1996 acquisition of the fertilizer businesses of First Mississippi in an all-stock merger transaction (see Note 2).