Form 10-K, Exhibit 13
period 1999-06-30
MISSISSIPPI CHEMICAL CORP /MS/
filed 1999-09-28
CIK 66895

                                                                    EXHIBIT 13.1




                        MISSISSIPPI CHEMICAL CORPORATION


                                      1999
                                 ANNUAL REPORT

                        MISSISSIPPI CHEMICAL CORPORATION
                              FINANCIAL HIGHLIGHTS

INCOME STATEMENT DATA:                                                    Fiscal Years Ended June 30
----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                      1999          1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 467,899     $ 493,712    $ 496,316    $  05,553    $ 364,390

Operating income                                        $   8,455     $  37,936    $  91,209    $  84,818    $  80,969

Net (loss) income                                       $  (3,608)    $  22,974    $  55,815    $  54,178    $  52,230

(Loss) earnings per share - basic                       $   (0.14)    $    0.84    $    2.29    $    2.47    $    2.34

(Loss) earnings per share - diluted                     $   (0.14)    $    0.84    $    2.29    $    2.46    $    2.34

Weighted average common shares outstanding - basic         26,392        27,355       24,329       21,975       22,337

Weighted average common shares outstanding - diluted       26,392        27,390       24,404       22,039       22,364


BALANCE SHEET DATA:                                                                June 30
----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                      1999         1998         1997          1996        1995
----------------------------------------------------------------------------------------------------------------------
Working capital                                         $  84,364     $  64,086    $  53,910    $  81,613    $  70,790

Total assets                                            $ 898,888     $ 912,332    $ 858,545    $ 341,006    $ 302,215

Long-term debt, excluding long-term debt due
   within one year                                      $ 305,857     $ 304,705    $ 244,516    $    --      $   2,478

Shareholders' equity                                    $ 420,228     $ 448,525    $ 439,429    $ 247,825    $ 227,307

Cash dividends declared per common share                $    0.40     $    0.40    $    0.40    $    0.36    $    0.16

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS(1)


OVERVIEW

         Our operations are organized into three strategic business units: nitrogen, phosphate and potash. Our nitrogen business unit produces nitrogen fertilizers for distribution to fertilizer dealers and distributors and industrial users located primarily in the southern region of the United States. Our phosphate business unit produces diammonium phosphate fertilizer (commonly referred to as "DAP") and exports the majority of this production through the Phosphate Chemicals Export Association, Inc., a Webb-Pomerene corporation known as "PhosChem." Our potash business unit mines and produces agricultural and industrial potash products for sale to farmers, fertilizer dealers and distributors, and industries for use primarily in the southern and western regions of the United States. The following is management's discussion and analysis of the financial condition and results of operations, which should be read in conjunction with the Consolidated Financial Statements and related notes.

         For the current fiscal year, we incurred a net loss of $3.6 million (or $0.14 per basic and diluted share) compared to net income of $23.0 million (or $0.84 per basic and diluted share) for the prior fiscal year. Net sales decreased to $467.9 million in fiscal 1999 from $493.7 million in fiscal 1998, and operating income decreased to $8.5 million in fiscal 1999 from $37.9 million in fiscal 1998. Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the current year were $57.6 million compared to $87.5 million for the prior year. We recognized one-time gains for both fiscal 1999 and 1998. In fiscal 1999, we recorded a $3.6 million after-tax gain (or $0.14 per share) for an involuntary conversion of property after a hurricane damaged our facilities in Pascagoula, Mississippi. The gain consisted of the difference between the carrying value of the damaged assets and the insurance proceeds expected to be received. The prior year included a $6.8 million after-tax gain (or $0.24 per share) related to the sale of our undeveloped phosphate rock property in Hardee County, Florida.


---------------
         (1) Pronouns used herein (for example we, us, our) include Mississippi Chemical Corporation, its subsidiaries and affiliates.

NITROGEN

         The operating performance of our nitrogen business unit in the current year was significantly impacted by continued weak product pricing caused by (i) additional worldwide supply resulting from increased nitrogen capacity, (ii) decreased U.S. fertilizer demand, (iii) China's urea embargo and (iv) cheap Russian imported product. As a result, our weighted average nitrogen sales price decreased 19% during the current year.

         A 9% increase in nitrogen sales volumes partially offset the decline in nitrogen sales prices during the current year. This increase in sales volumes was attributable to additional tons available for sale from Farmland MissChem Limited, our 50%-owned joint venture ammonia production facility which began commercial operations in late July 1998. Lost production associated with downtime at one of our ammonia plants located in Donaldsonville, Louisiana, reduced the increase in nitrogen sales volume during the current year.

         Our nitrogen costs per ton declined 4% during the current year, primarily as a result of lower costs for natural gas, maintenance and labor. During the prior year, we incurred higher maintenance and labor costs as a result of scheduled maintenance shutdowns. These cost reductions were partially offset by higher depreciation costs in the current year as our Yazoo City nitrogen expansion projects were placed in service.

         Pursuant to the Farmland MissChem offtake agreement, we purchase one-half of the ammonia production from Farmland MissChem at a discount to market, subject to a minimum price. During fiscal 1999, all purchases from Farmland MissChem were at the minimum price. We recorded $1.5 million in equity income from Farmland MissChem in fiscal 1999, which reduced our cost of products sold in our fiscal 1999 consolidated statement of income. The joint venture equity income was reduced by start-up costs that were written off during the current year in accordance with the early adoption of a change in an accounting principle.

PHOSPHATE

         In April 1998, we completed a plant expansion at our phosphate business unit in Pascagoula, Mississippi, which increased DAP production rates and reduced per-ton production costs. This expansion resulted in a 9% sales volume increase during the current year. This increase was partially offset in the current year because our production facilities in Pascagoula, Mississippi, were damaged by Hurricane Georges in late September 1998, and we lost production. Our DAP sales price increased 1% during the current year. DAP costs per ton declined 8% during the current year, primarily as a result of increased production from the expansion and lower raw material costs for ammonia and sulfur. The lower costs were partially offset by the higher cost of phosphate rock during the current year due to the pricing formula in our phosphate rock supply contract that is based on the phosphate rock costs incurred by certain other domestic phosphate producers and the financial performance of our phosphate operations.

         Our DAP production facilities in Pascagoula were shut down for 22 days as a result of the damage caused by Hurricane Georges. Approximately 54,000 tons of DAP inventory were damaged. The damaged inventory and property were insured, as were all business interruption losses in excess of ten days. We treated the disposal of the damaged property, other than inventory, as an involuntary conversion and recorded, as a component of other income, a gain of $5.7 million based on the difference in the carrying value of those assets and the insurance proceeds expected to be received.

POTASH

         Our potash business unit experienced a 6% increase in sales prices and a 10% decrease in sales volumes during the current year. Sales volumes decreased in fiscal 1999, primarily as a result of (i) reduced spring demand in the current year, (ii) reduced product availability due to suspension of operations at our Eddy mine in December 1997, and (iii) lost production caused by downtime required to complete an expansion in the third quarter of fiscal 1999.

         Our potash costs per ton increased 2% during the current year as compared to the prior year, primarily as a result of lower production at our west mine. This lower production resulted from downtime associated with the expansion and from declines in ore grades. The higher costs incurred at our west mine were partially offset by improved operations at our east mine and suspension of operations at our higher-cost Eddy mine.

OUTLOOK

         Long-term fundamentals driving the fertilizer industry, such as population growth and the improvement of diets worldwide, remain sound; however, the key issue in the short term is the direction of nitrogen pricing, which we believe, for the foreseeable future, will be significantly affected by (i) the purchasing practices of China, (ii) the production and pricing policies of Russian producers, (iii) increases in the supply of nitrogen products available for sale in world markets as a result of recent global capacity expansions, and
(iv) the effect of grain prices on U.S. fertilizer demand. Based on the current market outlook, we expect low nitrogen prices to continue to negatively impact our financial results; however, recent announcements of curtailments and shutdowns by various nitrogen producers may positively influence the supply and demand balances for the near term. In July 1999, we announced an indefinite curtailment of production at one of our ammonia plants in Donaldsonville, Louisiana. We are monitoring market conditions to determine an appropriate schedule for resuming ammonia production at this plant. In addition, we are concerned about the future direction of DAP sales prices due to announced capacity expansions expected to come on-line in countries that have historically been significant importers of DAP.

RESULTS OF OPERATIONS

         Our results of operations have historically been influenced by a number of factors beyond our control, which have at times had a significant impact on our operating results. Fertilizer demand and prices are highly dependent upon a variety of conditions in the agricultural industry such as grain prices, planted acreage, projected grain stocks, U.S. Government policies, weather, and changes in agricultural production methods. Our results of operations can also be affected by (i) the volatility of natural gas prices, (ii) operating difficulties, (iii) the relative value of the U.S. dollar, (iv) foreign agricultural policies (in particular, policies of the Governments of India and China regarding fertilizer imports), (v) capacity expansions by competitors,
(vi) pricing policies of domestic and foreign competitors (especially Russia), and (vii) the unpredictable nature of international and local economies.

         Summaries of our sales results by business unit are set forth below:

                                          Fiscal Years Ended June 30
                                       --------------------------------
(in thousands)                           1999        1998        1997
                                       --------    --------    --------
Net Sales:
         Nitrogen                      $244,581    $277,993    $287,847
         DAP                            135,718     124,123     125,421
         Potash                          85,917      89,746      80,963
         Other                            1,683       1,850       2,085
                                       --------    --------    --------
         Net Sales                     $467,899    $493,712    $496,316
                                       ========    ========    ========


                                          Fiscal Years Ended June 30
                                       --------------------------------
(in thousands)                           1999        1998        1997
                                       --------    --------    --------
Tons Sold:
         Nitrogen:
           Ammonia                          819         648         379
           Ammonium nitrate                 765         765         725
           Urea                             556         515         425
           Nitrogen solutions               489         485         458
           Nitric acid                       54          57          36
                                       --------    --------    --------
                  Total Nitrogen          2,683       2,470       2,023

         DAP                                788         726         723
         Potash                             921       1,022       1,020


                                          Fiscal Years Ended June 30
                                       --------------------------------
                                         1999        1998        1997
                                       --------    --------    --------
Average Sales Price Per Ton:
         Nitrogen                      $     91    $    113    $    142
         DAP                           $    172    $    171    $    173
         Potash                        $     93    $     88    $     79


                                          Fiscal Years Ended June 30
                                       --------------------------------
                                         1999        1998        1997
                                       --------    --------    --------
Operating Income:
         Nitrogen                      $(20,982)   $ 22,500    $ 80,727
         Phosphate                     $ 16,660    $  5,277    $  9,788
         Potash                        $ 12,416    $ 10,003    $    694
         Eliminations                  $    361    $    156    $   --
                                       --------    --------    --------

                  Total                $  8,455    $ 37,936    $ 91,209
                                       ========    ========    ========

FISCAL 1999 COMPARED TO FISCAL 1998

         NET SALES. Our net sales decreased 5% to $467.9 million in fiscal 1999 from $493.7 million in fiscal 1998. This decrease, primarily the result of lower sales prices in the current year for our nitrogen products and lower sales volumes for our potash products, was partially offset by higher sales volumes for our nitrogen and DAP products. During the current year, our average sales prices for ammonia decreased 29%, ammonium nitrate decreased 14%, urea decreased 17% and nitrogen solutions decreased 14%, resulting in a 19% reduction in the weighted average sales price per ton of nitrogen when compared to the prior year. Nitrogen fertilizer sales volumes increased 9% during the current year, primarily as a result of increased sales volumes for ammonia. Ammonia sales volumes increased 26% during the current year due to the availability of additional tons for sale from Farmland MissChem Limited. We purchase one-half of the total production from the Farmland MissChem plant. The increase was partially offset by lost production in the current year associated with downtime at one of our ammonia plants located in Donaldsonville, Louisiana. During the current year, DAP sales increased 9% compared to the prior year due to a 9% increase in sales volumes and a 1% increase in sales prices. DAP sales volumes increased as a result of additional tons available for sale through increased production in the current year associated with an expansion completed in the prior year. This increase was partially offset by lost production in the current year as a result of damage to our DAP production facilities at Pascagoula, Mississippi, caused by Hurricane Georges in late September 1998. The plant did not produce for approximately 22 days during the current year, and approximately 54,000 tons of DAP inventory were damaged by the hurricane. Potash sales decreased 4% during fiscal 1999 as compared to fiscal 1998 as a result of a 10% decrease in sales volumes, partially offset by a 6% increase in sales prices. Sales volumes decreased in fiscal 1999, primarily as a result of (i) reduced spring demand in the current year, (ii) reduced product availability due to suspension of operations at our Eddy mine in December 1997, and (iii) lost production caused by downtime during the expansion completed in the third quarter of fiscal 1999.

         TRADING LOSS ON BROKERED PRODUCT. We did not engage in any brokering activities during fiscal 1999. During fiscal 1998, brokered ammonia sales of $18.5 million and purchases of $19.3 million resulted in a net trading loss of $820,000. We brokered approximately 142,000 short tons of ammonia during fiscal 1998.

         COST OF PRODUCTS SOLD. Our cost of products sold increased to $420.6 million in fiscal 1999 from $417.5 million in fiscal 1998. As a percentage of net sales, cost of products sold increased to 90% in fiscal 1999 from 85% in fiscal 1998, primarily as a result of lower sales prices for our nitrogen products. The increase in cost of products sold as a percentage of net sales was partially offset by lower nitrogen and DAP costs per ton during the current year. Our lower nitrogen costs per ton were achieved through lower costs for natural gas, maintenance and labor during the current year. During the prior year, we incurred higher maintenance and labor costs as a result of scheduled maintenance shutdowns. These lower costs during the current year were partially offset by higher depreciation following the completion of major construction projects at our Yazoo City, Mississippi, facilities. DAP costs per ton decreased 8% in the current year, primarily as a result of increased production associated with an expansion completed in April 1998 and lower raw material costs for ammonia and sulfur. These lower costs were partially offset by higher raw material costs for phosphate rock in the current year. Potash costs per ton increased 2% during the current year as compared to the prior year. This increase was primarily the result of lower production at our west mine. This lower production was the result of (i) losses from downtime associated with the expansion completed in our third fiscal quarter and (ii) declines in ore grade. The increase in costs per ton was partially offset by improved operations at our east mine and suspension of operations at our higher-cost Eddy mine in early December 1997.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased to $38.8 million in fiscal 1999 from $37.5 million in fiscal 1998. This increase, primarily the result of increased professional fees and advertising costs, was partially offset by decreased employee incentives related to our income levels. As a percentage of net sales, selling, general and administrative expenses were 8% in fiscal 1999 and 1998.

         OPERATING INCOME. As a result of the above factors, our operating income decreased to $8.5 million in fiscal 1999 from $37.9 million in fiscal 1998, a 78% decrease.

         INTEREST, NET. For fiscal 1999, our net interest expense increased to $19.0 million from $10.9 million in fiscal 1998. This increase was primarily due to less interest being capitalized as a result of the completion of major construction projects during the current year. We capitalized $3.9 million of interest costs in fiscal 1999 compared to $9.0 million in fiscal 1998. We also incurred additional interest costs resulting from slightly higher debt levels and interest rates during the current year.

         GAIN ON INVOLUNTARY CONVERSION OF PROPERTY. During fiscal 1999, we recorded a $5.7 million gain on the involuntary conversion of property at our DAP facilities in Pascagoula, Mississippi, damaged by Hurricane Georges. The gain was based on the difference in the carrying value of the assets damaged and the total insurance proceeds expected to be received.

         OTHER. For fiscal 1999, our other income decreased to $1.0 million compared to $12.3 million in fiscal 1998. This decrease was primarily the result of a $10.9 million gain in fiscal 1998 on the sale of our undeveloped phosphate rock property in Florida.

         INCOME TAX (BENEFIT) EXPENSE. For fiscal 1999, our income tax benefit was $162,000 compared to income tax expense of $16.3 million in fiscal 1998. The income tax benefit in fiscal 1999 was the result of a loss for the year and permanently reinvested foreign earnings, which were partially offset by nondeductible goodwill amortization.

         NET (LOSS) INCOME. As a result of the foregoing, we incurred a net loss of $3.6 million in fiscal 1999 compared to net income of $23.0 million in fiscal 1998.


FISCAL 1998 COMPARED TO FISCAL 1997

         NET SALES. Our net sales decreased to $493.7 million in fiscal 1998 from $496.3 million in fiscal 1997, primarily as a result of lower sales prices for nitrogen. These lower sales prices were partially offset by increased sales volumes for nitrogen and higher sales prices for potash. During fiscal 1998, our average sales prices for ammonia decreased 24%, ammonium nitrate decreased 21%, urea decreased 27% and nitrogen solutions decreased 20%. These decreases resulted in a 21% reduction in the weighted average sales price per ton of nitrogen as compared to the prior year. Nitrogen fertilizer sales volumes increased 22% during fiscal 1998 due to increased ammonia and urea volumes attributable to our acquisition of the fertilizer business of First Mississippi Corporation ("First Mississippi") in December 1996. Potash net sales increased 11% as a result of an 11% increase in sales prices. The higher sales prices were the result of increased domestic and international demand during fiscal 1998. Potash sales volumes did not change significantly during fiscal 1998 as compared to fiscal 1997. Production efficiency gains at our two remaining operating mines and a reduction in inventories offset the lost production associated with suspension of operations at our Eddy potash mine in December 1997. Sales of DAP did not change significantly during fiscal 1998. Sales prices decreased 1% while volumes remained relatively unchanged. We experienced some lost DAP production due to a shutdown associated with a production expansion during March and April of fiscal 1998. This expansion increased DAP production rates in the fourth quarter, allowing us to partially make up the lost production. By the end of fiscal 1998, sales volumes were comparable to fiscal 1997.

         TRADING LOSS ON BROKERED PRODUCT. We began brokering ammonia in the open market following our acquisition of First Mississippi's fertilizer business in December 1996. During fiscal 1998, brokered ammonia sales of $18.5 million and purchases of $19.3 million resulted in an $820,000 net trading loss. During fiscal 1997, brokered ammonia sales of $32.3 million and purchases of $33.2 million resulted in a $57,000 net trading loss after considering certain purchase price adjustments associated with the acquisition. We brokered approximately 142,000 short tons of ammonia during fiscal 1998 compared to 177,000 short tons during fiscal 1997.

         COST OF PRODUCTS SOLD. For fiscal 1998, our cost of products sold increased to $417.5 million from $372.3 million for fiscal 1997. As a percentage of net sales, cost of products sold increased to 85% from 75%. The increase in cost of products sold, as a percentage of net sales, is primarily the result of decreases in the average sales price for each of our nitrogen products. Our cost per ton for nitrogen products increased 3% in fiscal 1998, primarily as a result of (i) higher maintenance and labor costs associated with scheduled maintenance shutdowns at our nitrogen facilities in Yazoo City, Mississippi, and Donaldsonville, Louisiana, and (ii) higher depreciation associated with our acquisition of First Mississippi's fertilizer business. These costs were partially offset by slightly lower natural gas costs and lower prices paid for purchased ammonia. Our DAP costs per ton increased 1% during fiscal 1998 compared to fiscal 1997, primarily as a result of (i) higher conversion costs incurred due to scheduled maintenance shutdowns of the sulfuric acid plants and
(ii) increased water treatment costs due to significantly higher rainfall levels experienced during fiscal 1998. These higher costs were partially offset by lower raw material costs, primarily for ammonia and phosphate rock. Phosphate rock costs decreased due to the pricing formula in our phosphate rock supply contract that is based on the phosphate rock costs incurred by certain other domestic phosphate producers and the financial performance of our phosphate operations. Our potash costs per ton decreased 3% during fiscal 1998 as compared to fiscal 1997, primarily as a result of the suspension of operations at our higher-cost Eddy mine in early December 1997.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased to $37.5 million in fiscal 1998 from $32.8 million in fiscal 1997. This increase was primarily the result of (i) increased goodwill amortization in fiscal 1998 associated with our acquisition of First Mississippi's fertilizer business in fiscal 1997 and (ii) idle plant costs associated with suspension of operations at our Eddy mine in December 1997. During fiscal 1998, we also experienced increased costs for sales administration as a result of the acquisitions made in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased to 8% in fiscal 1998 from 7% in fiscal 1997.

         OPERATING INCOME. As a result of the above factors, our operating income was $37.9 million in fiscal 1998 compared to $91.2 million in fiscal 1997, a 58% decrease.

         INTEREST, NET. For fiscal 1998, our net interest expense was $10.9 million compared to $4.3 million in fiscal 1997. This increase was primarily the reflection of higher interest expense resulting from higher levels of borrowings during fiscal 1998. We capitalized interest costs of $9.0 million in fiscal 1998 and $3.9 million in fiscal 1997 related to major construction projects at our nitrogen and phosphate operations and to our investment in Farmland MissChem Limited.

         OTHER. Our other income increased to $12.3 million in fiscal 1998 from $3.7 million in fiscal 1997. This increase was primarily the result of the sale in April 1998 of our undeveloped phosphate rock property in Florida. We sold the property for $57.0 million and were compensated in the form of an initial cash payment of $2.4 million and a note for $54.6 million, which was secured by a mortgage on the property. The note, which carried an interest rate of 6.07% at June 30, 1998, was subject to prepayment, and in August 1998, was paid in full. As a result of the sale of this property, we recorded a net pre-tax gain of $10.9 million as a component of other income in our fiscal 1998 consolidated statement of income.

         INCOME TAX EXPENSE. For fiscal 1998, our income tax expense decreased to $16.3 million from $34.8 million in fiscal 1997, primarily as a result of a decrease in earnings during fiscal 1998. We also incurred an increase in the effective tax rate during fiscal 1998 due to the nondeductible amortization of goodwill associated with our acquisition of First Mississippi's fertilizer business in December 1996.

         NET INCOME. As a result of the foregoing, our net income decreased to $23.0 million in fiscal 1998 from $55.8 million in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 1999, we had cash and cash equivalents of $1.6 million compared to $3.9 million at June 30, 1998, a decrease of $2.3 million. At June 30, 1998, our cash and cash equivalents had decreased to $3.9 million from $8.2 million at June 30, 1997, a decrease of $4.3 million.

         OPERATING ACTIVITIES. Our net cash provided by operating activities was $20.7 million in fiscal 1999; $53.0 million in 1998; and $72.6 million in 1997.

         INVESTING ACTIVITIES. Our net cash provided by investing activities was $841,000 in fiscal 1999. Net cash used in investing activities was $98.3 million in fiscal 1998 and $195.5 million in fiscal 1997. During fiscal 1999, we collected $54.6 million on a note receivable obtained during the prior year from the sale of our undeveloped phosphate rock property in Florida. Our fiscal 1999 capital expenditures were $40.0 million, which included approximately $12.6 million related to the nitrogen expansion project at our Yazoo City, Mississippi, facilities and approximately $6.4 million related to the potash production expansion project at our Carlsbad, New Mexico, facilities. The remaining $21.0 million was used for capital maintenance and normal improvements and modifications to our facilities. Our capital expenditures were $96.5 million in fiscal 1998 and $93.8 million in fiscal 1997. Fiscal 1999 included $5.0 million in disbursements, not yet reimbursed by insurance, for property damage caused by Hurricane Georges. Cash invested in Farmland MissChem Limited was $3.4 million in fiscal 1999; $4.5 million in 1998; and $45.2 million in 1997. Our fiscal 1997 investing activities included $56.1 million in costs associated with the acquisition of the potash businesses in August 1996.

         FINANCING ACTIVITIES. Our net cash used in financing activities was $23.7 million in fiscal 1999. Net cash provided by financing activities was $41.0 million in fiscal 1998 and $70.9 million in fiscal 1997. During the current year, amounts used in our financing activities include $14.1 million for the purchase of treasury stock and $10.6 million in cash dividends. These amounts were partially offset by $1.0 million in net proceeds from borrowings. During fiscal 1998, amounts provided by our financing activities included $60.2 million in net proceeds from borrowings. These amounts were partially offset by $3.0 million paid for the purchase of treasury stock, $10.9 million paid in cash dividends, and $5.2 million paid in bond issuance costs. During fiscal 1997, amounts provided by our financing activities included $99.3 million in net proceeds from borrowings, which were partially offset by $18.9 million paid for the purchase of treasury stock and $9.8 million paid in cash dividends.

         We have unsecured revolving credit facilities totaling $200.0 million with Harris Trust and Savings Bank and a syndicate of other commercial banks. At June 30, 1999, $91.8 million was outstanding under these facilities. The facilities, which have a five-year term, mature on November 25, 2002, and bear interest at rates related to the Prime Rate, the London Interbank Offered Rate or Federal Funds Rate.

         CAPITAL PROJECTS. In late fiscal 1996, we began an expansion project at our nitrogen fertilizer manufacturing facilities in Yazoo City, Mississippi, which was originally estimated to cost $130.0 million. The project included the addition of a 650-ton-per-day nitric acid plant, a 500-ton-per-day ammonia plant and other modifications designed to increase our ammonium nitrate capacity. The nitric acid plant phase was completed and placed in service in March 1998. The ammonia plant phase was completed and placed in service in March 1999. We completed certain modifications to our ammonium nitrate plant in July 1998, increasing its capacity to 900,000 tons per year. Because of current market conditions, we have decided not to implement additional modifications to the plant (originally estimated to cost $13.0 million) that would increase ammonium nitrate capacity by an additional 50,000 tons per year. The total cost paid to date for this expansion project is $113.1 million.

         In late fiscal 1998, we began an expansion project at our potash facilities in Carlsbad, New Mexico, estimated to cost approximately $8.2 million. This expansion, completed at a total cost of $6.4 million and placed in service during the third quarter of fiscal 1999, increased our red granular potash production capacity from 445,000 to 545,000 tons per year and storage capacities by 30,000 tons. We now have approximately 1,100,000 tons per year of combined potash production capacity from our two operating mines.

         SUMMARY. We believe that existing cash, cash generated from operations, and available credit facilities will be sufficient to satisfy our financing requirements for operations and capital projects through fiscal 2000 and the foreseeable future. We estimate our capital expenditure requirements for fiscal 2000 to be approximately $25.8 million, which includes normal improvements and modifications to our facilities. Minimum price payments for our ammonia purchases from Farmland MissChem, made pursuant to the offtake agreement, are expected to reduce our available cash in fiscal 2000.

QUARTERLY RESULTS

         Our quarterly results reflect that significantly more fertilizer is marketed in the spring. Therefore, in most years, a significant portion of our net sales are generated in the spring planting season. Since quarterly results are affected by the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. Quarterly results can also vary significantly from one year to the next, primarily due to weather-related shifts in planting schedules and purchase patterns. Additionally, we incur substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

         The following tables present our selected unaudited quarterly results of operations for fiscal 1999, 1998 and 1997.

                                                          Year Ending June 30, 1999
                                           ---------------------------------------------------------
(In thousands, except per share data)          1st Q         2nd Q          3rd Q           4th Q
                                           ---------------------------------------------------------
Net sales                                  $   104,715    $   94,839     $   140,604     $   127,741

Operating income (loss)                    $    10,990    $    3,090     $    (5,986)    $       362

Net income (loss)                          $     4,221    $     (485)    $    (6,131)    $    (1,212)

Earnings (loss) per share - basic (1)      $      0.16    $    (0.02)    $     (0.23)    $     (0.05)

Earnings (loss) per share - diluted (1)    $      0.16    $    (0.02)    $     (0.23)    $     (0.05)

Weighted average common
  shares outstanding - basic                    26,976        26,178          26,132          26,132

Weighted average common
   shares outstanding - diluted                 26,976        26,178          26,132          26,132

Dividends paid per share                   $      0.10    $     0.10     $      0.10     $      0.10

Common stock price range
     - high                                $     17.31    $    16.56     $     15.13     $     10.75
     - low                                 $     11.50    $    11.00     $      9.38     $      8.13

                                                          Year Ending June 30, 1998
                                           ---------------------------------------------------------
(In thousands, except per share data)          1st Q         2nd Q          3rd Q           4th Q
                                           ---------------------------------------------------------
Net sales                                  $   106,814    $  113,634     $   118,035     $   155,232

Operating income                           $     8,910    $    3,725     $     3,675     $    21,626

Net income                                 $     4,297    $      435     $       443     $    17,799

Earnings per share - basic (1)             $      0.16    $     0.02     $      0.02     $      0.65

Earnings per share - diluted (1)           $      0.16    $     0.02     $      0.02     $      0.65

Weighted average common
  shares outstanding - basic                    27,410        27,373          27,335          27,306

Weighted average common
   shares outstanding - diluted                 27,457        27,409          27,366          27,328

Dividends paid per share                   $      0.10    $     0.10     $      0.10     $      0.10

Common stock price range
     - high                                $     22.19    $    20.13     $     20.19     $     20.06
     - low                                 $     18.75    $    16.75     $     16.94     $     15.06

                                                          Year Ending June 30, 1997
                                           ---------------------------------------------------------
(In thousands, except per share data)          1st Q         2nd Q          3rd Q           4th Q
                                           ---------------------------------------------------------
Net sales                                  $    86,218    $  108,164     $   136,506     $   165,428

Operating income                           $    14,740    $   18,600     $    20,093     $    37,776

Net income                                 $     9,295    $   12,093     $    10,599     $    23,828

Earnings per share - basic (1)             $      0.44    $     0.56     $      0.38     $      0.86

Earnings per share - diluted (1)           $      0.44    $     0.56     $      0.38     $      0.86

Weighted average common
  shares outstanding - basic                    21,242        21,506          27,926          27,613

Weighted average common
   shares outstanding - diluted                 21,293        21,598          28,022          27,673

Dividends paid per share                   $      0.10    $     0.10     $      0.10     $      0.10

Common stock price range
     - high                                $     23.38    $    26.00     $     27.25     $     24.38
     - low                                 $     17.75    $    23.00     $     23.13     $     19.50

(1) Quarterly amounts do not add to the annual earnings per share because of changes in the number of outstanding shares during the year.

         Effective October 10, 1996, our common stock began trading on the New York Stock Exchange under the symbol "GRO." Our shares had previously traded on the NASDAQ Stock Market's National Market under the symbol "MISS." As of August 12, 1999, shareholders of record numbered approximately 12,234.

NEW ACCOUNTING PRONOUNCEMENTS

         On July 1, 1998, we adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. We did not have any components of other comprehensive income during fiscal 1999, 1998 or 1997.

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for these costs and requires that certain related expenses be capitalized. This statement is effective for fiscal years beginning after December 15, 1998. We do not expect the adoption of SOP 98-1 to have a material effect on our financial statements.

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 will require companies to expense, as incurred, all costs associated with start-up activities. This pronouncement is effective for fiscal years beginning after December 15, 1998. At June 30, 1999, we had no unexpensed start-up costs and, therefore, the adoption of this pronouncement will have no effect on our financial statements. During fiscal 1999, Farmland MissChem Limited adopted SOP 98-5 and expensed $4.3 million in start-up costs as a cumulative effect of a change in an accounting principle.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards that require all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement was amended by SFAS No. 137 in June 1999 to change the effective date of implementation to fiscal years beginning after June 15, 2000. We anticipate that the primary impact of adoption will be the recognition of unrealized gains or losses on open gas futures contracts as a component of other comprehensive income.

MARKET RISK

         We are exposed to market risk, including changes in interest rates and natural gas prices. To manage the risks related to these exposures, we enter into derivative transactions. We do not hold or issue derivative financial instruments for trading purposes. We maintain formal policies with respect to entering into and monitoring derivative transactions. The derivative transactions are intended to hedge our future production and interest costs. For more information about how we manage specific risk exposures, see Note 14 - Hedging Activities, and Note 7 - Credit Agreements and Long-Term Debt, in our Notes to Consolidated Financial Statements.

         The table below provides information about our derivative instruments and other financial instruments that are sensitive to changes in interest rates.

(Dollars in thousands, except interest rates)

                                                            Maturity Date                                     Fair Value
                                   ----------------------------------------------------------------       -----------------
                                   2000      2001      2002     2003       2004   Thereafter   Total       1999         1998
                                   ----      ----      ----     ----       ----   ----------   -----       ----         ----
Long-term debt
   Fixed rate
       Principal amount (1)        $ --        --        --       --         --    $214,500   $214,500    $195,786    $202,131
       Weighted average
           interest rate             --        --        --       --         --        7.15%      7.15%
   Variable rate
      Principal amount (1)           --        --        --    $91,800       --        --     $ 91,800    $ 91,800    $ 90,700
      Average interest rate (2)      --        --        --       6.07%      --        --         6.07%

Interest rate swaps
   Weighted average
       notional principal amount
       outstanding (3)             36,570                                                                 $   (427)   $   (704)
   Fixed weighted average
       pay rate                      6.57%
   Receive rate -
       3 month LIBOR

(1) The fair value of our long-term debt represents the discounted future cash flows of the instruments using current market rates.

(2) The average interest rate was based on June 30, 1999, variable rates. Actual rates could differ.

(3) The fair value of our interest rate swaps represents the amount that would have to be paid by us as of June 30, 1999 and 1998, to terminate the swap agreements.

         At June 30, 1998, we had a note receivable in the amount of $54.6 million related to the sale of our undeveloped phosphate rock property in Florida. In August 1998, this note was paid in full. At June 30, 1999, we believe that the fair value of our fixed rate, long-term debt has decreased from June 30, 1998, as a result of increases in interest rates during the year.

         We use natural gas futures contracts to reduce the impact of changes in natural gas prices. A sensitivity analysis was prepared to estimate our market risk exposure arising from these instruments. The fair value of open contracts was calculated by valuing each position using quoted market prices. Market risk is the potential loss in fair value as a result of a 10% adverse change in market prices. We estimate that this adverse change in prices would have reduced the fair value of open contracts by $2.7 million at June 30, 1999, and $6.3 million at June 30, 1998.

YEAR 2000

         Through our Year 2000 Committee ("Y2K Committee"), made up of management personnel from various departments, we have made substantial progress in evaluating and addressing the effect of Year 2000-related issues on our operations. The Y2K Committee's efforts to date have included (i) identifying, overseeing and tracking the cost of remediation work to our computer systems necessary to achieve Year 2000 readiness; (ii) assessing Year 2000-related exposures in the event that one or more of our computer systems, or any of our vendors, customers or creditors, experience a Year 2000-related problem; and
(iii) developing a contingency plan in the event that our efforts to identify and correct Year 2000-related problems are not successful.

         The Y2K Committee believes it has identified all remediation work necessary for our computer systems to be Year 2000 ready. The majority of such work has been accomplished. We anticipate that the remaining remediation work will be concluded by October 1999, with the exception of a routine conversion of one plant control system which will not be finished until November 1999 in order to allow the work to coincide with a scheduled plant maintenance outage. To date, we have expended less than

$200,000 on Year 2000-related projects. Total Year 2000-related project costs are not expected to exceed $600,000.

         Although the assessment of the Year 2000 readiness of our vendors, customers and creditors is substantially complete, we continue to monitor the efforts of certain third parties. At this time, we do not expect to be materially affected by any Year 2000-related problem experienced by our vendors, customers or creditors. However, despite our best efforts, and since the Year 2000 readiness of any third party is outside our control, there is no guarantee or assurance that we will not be materially impacted by a third party's failure to adequately address Year 2000-related issues.

         We could sustain what is expected to be nonmaterial operational inconveniences and inefficiencies and/or be involved in nonmaterial business disputes as a result of Year 2000-related failures. A contingency plan developed with the assistance of an outside consultant was finalized in July 1999 and will be implemented in the event we experience Year 2000 problems that are related to either our or a third party's computer system. The Y2K Committee believes that the contingency plan will minimize any adverse effect to us arising from a Year 2000-related problem.

         The above reference to Year 2000 issues, even if incorporated by reference into other documents or disclosures, is a Year 2000 Readiness Disclosure as defined under the Year 2000 Information and Readiness Disclosure Act of 1998.


FORWARD-LOOKING STATEMENTS

         Except for the historical statements and discussion contained herein, statements set forth in this report constitute "forward-looking statements." Since these forward-looking statements rely on a number of assumptions concerning future events, risks and other uncertainties that are beyond our ability to control, readers are cautioned that actual results may differ materially from such forward-looking statements. Future events, risks and uncertainties that could cause a material difference in such results include, but are not limited to, (i) the relative unpredictability of international and local economic conditions, (ii) changes in matters which affect the supply and demand of fertilizer products, (iii) weather, (iv) the volatility of the natural gas market, (v) environmental regulation, (vi) price competition from both domestic and international competitors, (vi) possible unscheduled plant outages and other operating difficulties, and (vii) other important factors affecting the fertilizer industry and us as detailed under "Outlook and Uncertainties" and elsewhere in our most recent Annual Report on Form 10-K which is on file with the Securities and Exchange Commission.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
   the Shareholders of
   Mississippi Chemical Corporation:

We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries (collectively, the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the three years ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Farmland MissChem Limited, an investment which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The investment in Farmland MissChem Limited represents 7.5 percent and 6.9 percent of total assets as of June 30, 1999 and 1998, respectively. The statements of Farmland MissChem Limited were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Farmland MissChem Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the three years ended June 30, 1999, in conformity with generally accepted accounting principles.



Memphis, Tennessee,
  July 28, 1999.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


(Dollars in thousands)                                                     June 30
                                                                   ----------------------
                                 ASSETS                               1999         1998
                                                                   ---------    ---------
CURRENT ASSETS:
      Cash and cash equivalents                                    $   1,648    $   3,857
      Accounts receivable (less allowances of $2,043 and $1,989)      43,780       51,532
      Inventories                                                     76,924       65,429
      Income tax receivable                                           18,189         --
      Insurance receivable                                            11,310         --
      Prepaid expenses and other current assets                        3,622        6,636
      Deferred income taxes                                            3,286        3,767
      Note receivable due within one year                               --          9,500
                                                                   ---------    ---------
                  Total current assets                               158,759      140,721

INVESTMENTS IN AFFILIATES                                             77,020       73,073

NOTE RECEIVABLE                                                         --         45,125

OTHER ASSETS                                                          19,263       16,227

PROPERTY, PLANT AND EQUIPMENT, AT COST,
      LESS ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION      472,084      460,841

GOODWILL, NET OF ACCUMULATED AMORTIZATION                            171,762      176,345
                                                                   ---------    ---------

                                                                   $ 898,888    $ 912,332
                                                                   =========    =========

                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
      Long-term debt due within one year                           $    --      $     114
      Accounts payable                                                60,935       58,089
      Accrued liabilities                                             13,460       15,156
      Income taxes payable                                              --          3,276
                                                                   ---------    ---------
                  Total current liabilities                           74,395       76,635
LONG-TERM DEBT                                                       305,857      304,705

OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS                      17,617       17,481

DEFERRED INCOME TAXES                                                 80,791       64,986

COMMITMENTS AND CONTINGENCIES (SEE NOTES 4, 10, 14, 19, 20 AND 21)

SHAREHOLDERS' EQUITY:
      Common stock ($.01 par; authorized 100,000,000 shares;
         issued 27,975,936)                                              280          280
      Additional paid-in capital                                     305,901      305,901
      Retained earnings                                              143,626      157,800
      Treasury stock, at cost (1,844,019 and 735,719 shares)         (29,579)     (15,456)
                                                                   ---------    ---------
                  Total shareholders' equity                         420,228      448,525
                                                                   ---------    ---------

                                                                   $ 898,888    $ 912,332
                                                                   =========    =========


           The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


(Dollars in thousands, except per share data)              Years Ended June 30
                                                  -----------------------------------
                                                    1999         1998         1997
                                                  ---------    ---------    ---------
REVENUES:
     Net sales                                    $ 467,899    $ 493,712    $ 496,316
     Trading loss on brokered product                  --           (820)         (57)
                                                  ---------    ---------    ---------
                                                    467,899      492,892      496,259
OPERATING EXPENSES:
     Cost of products sold                          420,604      417,506      372,258
     Selling, general and administrative             38,840       37,450       32,792
                                                  ---------    ---------    ---------
                                                    459,444      454,956      405,050
                                                  ---------    ---------    ---------

OPERATING INCOME                                      8,455       37,936       91,209

OTHER (EXPENSE) INCOME:
     Interest, net                                  (19,005)     (10,948)      (4,331)
     Gain on involuntary conversion of property       5,737         --           --
     Other                                            1,043       12,315        3,709
                                                  ---------    ---------    ---------

(LOSS) INCOME BEFORE INCOME TAXES                    (3,770)      39,303       90,587

INCOME TAX (BENEFIT) EXPENSE                           (162)      16,329       34,772
                                                  ---------    ---------    ---------

NET (LOSS) INCOME                                 $  (3,608)   $  22,974    $  55,815
                                                  =========    =========    =========

(LOSS) EARNINGS PER SHARE - BASIC                 $   (0.14)   $    0.84    $    2.29
                                                  =========    =========    =========

(LOSS) EARNINGS PER SHARE - DILUTED               $   (0.14)   $    0.84    $    2.29
                                                  =========    =========    =========


           The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



(Dollars in thousands)                      Additional
                                 Common      Paid-in     Retained    Treasury
                                  Stock      Capital     Earnings      Stock        Total
                                ---------   ---------   ---------    ---------    ---------
BALANCES, JUNE 30, 1996         $     229   $ 178,364   $  99,814    $ (30,582)   $ 247,825
    Net income                       --          --        55,815         --         55,815
    Cash dividends paid              --          --        (9,802)        --         (9,802)
    Treasury stock, net              --            56        --        (18,753)     (18,697)
    Stock options exercised          --           203        --           --            203
    Stock issued for business
      acquired                         51     127,278        --         36,756      164,085
                                ---------   ---------   ---------    ---------    ---------

BALANCES, JUNE 30, 1997               280     305,901     145,827      (12,579)     439,429
    Net income                       --          --        22,974         --         22,974
    Cash dividends paid              --          --       (10,948)        --        (10,948)
    Treasury stock, net              --          --           (53)      (2,877)      (2,930)
                                ---------   ---------   ---------    ---------    ---------

BALANCES, JUNE 30, 1998               280     305,901     157,800      (15,456)     448,525
    Net loss                         --          --        (3,608)        --         (3,608)
    Cash dividends paid              --          --       (10,566)        --        (10,566)
    Treasury stock, net              --          --          --        (14,123)     (14,123)
                                ---------   ---------   ---------    ---------    ---------

BALANCES, JUNE 30, 1999         $     280   $ 305,901   $ 143,626    $ (29,579)   $ 420,228
                                =========   =========   =========    =========    =========


           The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)                                             Years Ended June 30
                                                          -----------------------------------
                                                             1999         1998        1997
                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income                                     $  (3,608)   $  22,974    $  55,815
    Reconciliation of net (loss) income to net cash
      provided by operating activities:
         Net change in operating assets and liabilities     (30,781)      (4,781)      (9,423)
         Depreciation, depletion and amortization            42,400       37,228       27,980
         Deferred income taxes                               16,286        5,958          562
         Gain on involuntary conversion of property          (5,737)        --           --
         Gain on sale of phosphate rock property               --        (10,867)        --
         Other                                                2,093        2,506       (2,322)
                                                          ---------    ---------    ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES                    20,653       53,018       72,612
                                                          ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, plant and equipment              (39,970)     (96,496)     (93,816)
    Investment in Farmland MissChem Limited                  (3,358)      (4,508)     (45,165)
    Collection on note receivable                            54,625         --           --
    Disbursements for property damaged by
    hurricane, net of insurance proceeds                     (4,954)        --           --
    Acquisition of potash businesses                           --           --        (56,098)
    Other                                                    (5,502)       2,727         (449)
                                                          ---------    ---------    ---------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             841      (98,277)    (195,528)
                                                          ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Debt payments                                          (513,364)    (564,742)    (390,945)
    Debt proceeds                                           514,350      624,905      490,290
    Purchase of treasury stock                              (14,123)      (3,027)     (18,885)
    Cash dividends paid                                     (10,566)     (10,948)      (9,802)
    Bond issuance costs                                        --         (5,231)        --
    Proceeds from issuance of common stock                     --           --            203
                                                          ---------    ---------    ---------

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES         (23,703)      40,957       70,861
                                                          ---------    ---------    ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS                    (2,209)      (4,302)     (52,055)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD               3,857        8,159       60,214
                                                          ---------    ---------    ---------

CASH AND CASH EQUIVALENTS - END OF PERIOD                 $   1,648    $   3,857    $   8,159
                                                          =========    =========    =========


       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation and its subsidiaries (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

The Company produces and supplies a full product line of chemicals, including nitrogen, phosphate and potash, which are used primarily as fertilizers and for a broad range of industrial applications. The Company's principal nitrogen products include ammonia, fertilizer-grade ammonium nitrate, UAN solutions, and urea. The Company currently produces nitrogen products at its production facilities in Yazoo City, Mississippi, and Donaldsonville, Louisiana, and produces ammonia at its 50-50 joint venture in The Republic of Trinidad and Tobago. The Company distributes its nitrogen products to agricultural and industrial users primarily in the southern region of the United States. The Company produces diammonium phosphate ("DAP") at its facilities in Pascagoula, Mississippi, and through the Phosphate Chemicals Export Association, Inc. ("PhosChem"), exports the majority of its production. The Company's mines and related facilities near Carlsbad, New Mexico, produce the Company's potash products. The majority of the Company's agricultural potash sales are in domestic markets in states west of the Mississippi River. In addition, the Company produces several grades of potash that are purchased as a raw material by industrial users.


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


INVENTORIES

Inventories are stated at the lower of cost or market. Cost has been determined under a moving average cost method.


INVESTMENTS IN AFFILIATES

The Company's investments in affiliates primarily consist of an investment in a 50-50 ammonia production joint venture, Farmland MissChem Limited ("Farmland MissChem"), with Farmland Industries, Inc. (see Note 4). During fiscal 1998, the Company and Farmland Industries, Inc., also formed a separate 50-50 joint venture that is responsible for the transportation of the ammonia produced at Farmland MissChem. The Company also has a 50% interest in an ammonia storage terminal in Pasadena, Texas (see Note 2), acquired as part of its acquisition of the fertilizer assets of First Mississippi in December 1996.

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

The Company maintains spare parts at its production facilities in order to minimize downtime in the event of a part failure. All parts that exceed a minimum value and are repairable are capitalized as property, plant and equipment and are depreciated over their estimated useful lives. Parts that do not exceed the minimum value or are not repairable are maintained as replacement parts and are included as inventory in the Company's current assets. These replacement parts are charged to cost of products sold as they are installed in the facilities.


GOODWILL

Goodwill represents the excess of cost over the fair value of the net assets acquired by the Company in its December 1996 acquisition of the fertilizer operations of First Mississippi Corporation ("First Mississippi"). Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was $11,556,000 and $6,973,000 at June 30, 1999 and 1998, respectively.


REVENUE RECOGNITION

Revenues are recognized as product is sold and title transfers to the customer.


HEDGING ACTIVITIES

The Company enters into futures contracts to protect future production costs against price fluctuations of natural gas, which is a key raw material in nitrogen production. At the time the futures contracts are closed and the related natural gas is purchased, the Company records a gain or loss from the change in market value of such contracts as a component of cost of products sold.

The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. Those agreements effectively change the Company's interest rate exposure on a portion of its credit facilities from a variable rate to a fixed rate.

INCOME TAXES

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and income tax basis of assets and liabilities using existing tax rates.


COMPREHENSIVE INCOME

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. The Company did not have any components of other comprehensive income during fiscal 1999, 1998 or 1997.


USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NEW ACCOUNTING PRONOUNCEMENTS

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for these costs and requires that certain related expenses be capitalized. This statement is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material effect on its consolidated financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 will require companies to expense, as incurred, all costs associated with start-up activities. This pronouncement is effective for fiscal years beginning after December 15, 1998. At June 30, 1999, the Company had no unexpensed start-up costs and, therefore, the adoption of this pronouncement will have no effect on its consolidated financial statements (see Note 4 regarding adoption of SOP 98-5 by Farmland MissChem).

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards that require all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement was amended by SFAS No. 137 in June 1999 to change the effective date of implementation to fiscal years beginning after June 15, 2000. The Company anticipates that the primary impact of adoption will be the recognition of unrealized gains or losses on open gas futures contracts as a component of other comprehensive income.

RECLASSIFICATIONS

The Company has reclassified certain prior year information to conform to the current year's presentation.


NOTE 2 - ACQUISITIONS:

NITROGEN

On December 24, 1996, the Company acquired the fertilizer operations of First Mississippi in an all-stock merger transaction. This transaction was accounted for by the purchase method of accounting. According to the terms of the merger, the Company issued approximately 6,902,000 shares of its common stock to former First Mississippi shareholders. Additionally, at closing, First Mississippi's fertilizer businesses had $150,500,000 in outstanding debt that was assumed by the Company.

The fertilizer operations of First Mississippi included AMPRO Fertilizer, Inc. ("AMPRO") and a 50% interest in Triad Chemical. Prior to the transaction, the Company held the remaining 50% interest in Triad Chemical, which owned and operated an anhydrous ammonia plant with an annual production of approximately 465,000 tons, and a urea plant with an annual production of approximately 560,000 tons. AMPRO owned and operated an anhydrous ammonia plant with annual production of approximately 615,000 tons. AMPRO and Triad are located on adjacent sites in Donaldsonville, Louisiana. In the transaction, the Company also acquired a 50% interest in an ammonia storage terminal in Pasadena, Texas, and a 50% interest in a company that owns and operates eleven ammonia barges. In March 1997, the Company purchased the other 50% interest in the barge company for $3,824,000.

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


POTASH

In August 1996, the Company, through two subsidiaries of its wholly owned subsidiary, Mississippi Potash, Inc., acquired substantially all of the assets of New Mexico Potash Corporation and Eddy Potash, Inc. ("Eddy") from Trans-Resources, Inc., for $45,000,000, plus an adjustment for working capital of approximately $11,000,000. This acquisition was accounted for by the purchase method of accounting with the purchase price being principally allocated to property, plant and equipment. In December 1996, New Mexico Potash Corporation was merged into Mississippi Potash, Inc. Eddy operates as a wholly owned subsidiary of Mississippi Potash, Inc. In December 1997, the Eddy mine suspended its production operations. This suspension of operations did not have a material impact on the financial position or results of operations of the Company.

NOTE 3 - INVENTORIES:

Inventories consisted of the following:

(Dollars in thousands)            June 30
                             -----------------
                              1999       1998
                             -------   -------
Finished products            $33,061   $24,959
Raw materials and supplies     7,993     5,894
Replacement parts             35,870    34,576
                             -------   -------

                             $76,924   $65,429
                             =======   =======


NOTE 4 - INVESTMENT IN FARMLAND MISSCHEM LIMITED:

The Company's 50-50 joint venture, Farmland MissChem, has constructed a 2,040-short-ton-per-day anhydrous ammonia plant located near Point Lisas, The Republic of Trinidad and Tobago. The plant was placed in service in late July 1998. The Company has a contractual obligation to purchase one-half of the ammonia, approximately 350,000 short tons per year, produced by Farmland MissChem. The Company uses its portion of the production from the new facility as a raw material for upgrading into finished fertilizer products at its existing facilities and for sales into world markets. The Company is accounting for its investment in Farmland MissChem using the equity method. At June 30, 1999, the Company's investment in Farmland MissChem was $67,318,000 and included $6,884,000 of capitalized interest. At June 30, 1998, the Company's investment in Farmland MissChem was $62,794,000 and included $6,846,000 of capitalized interest. Capitalized interest is being amortized over a 20-year period and represents a basis difference in the Company's investment reflected in its consolidated financial statements and its 50% equity reflected in Farmland MissChem's financial statements. Farmland MissChem's financial position as of June 30, 1999 and 1998, and its results of operations for the fiscal year ended June 30, 1999, are summarized below:

Summarized Balance Sheet Information:

(Dollars in thousands)                                    June 30
                                                   -------------------
                                                     1999       1998
                                                   --------   --------
Current assets                                     $ 31,414   $  6,295
Non-current assets                                  306,779    306,939
Current liabilities                                  31,250      6,226
Non-current liabilities                             186,075    195,111
Shareholders' equity                                120,868    111,897


Summarized Statement of Income Information:

                                                 Year Ended
                                                   June 30
         (Dollars in thousands)                      1999
                                                 ----------
Revenues                                           $57,818
Gross profit                                        17,213
Income from continuing operations
  before cumulative effect of change in
  accounting principle                              7,315
Net income                                          2,992

On July 1, 1998, Farmland MissChem adopted SOP 98-5, which requires companies to expense, as incurred, all costs associated with start-up activities. Farmland MissChem expensed $4,323,000 in start-up costs as a cumulative effect of a change in accounting principle in its fiscal 1999 statement of income related to the pronouncement.

NOTE 5 - NOTE RECEIVABLE:

In April 1998, the Company sold the remaining portion of its undeveloped phosphate rock property in Hardee County, Florida. This property was sold for $57,000,000, and was paid in the form of an initial cash payment of $2,375,000 and a note for $54,625,000, which was secured by a mortgage on the property. The note, which carried an interest rate of 6.07% at June 30, 1998, was subject to prepayment and, in August 1998, was paid in full. As a result of the sale of the land, the Company recorded a net pre-tax gain of $10,867,000 as a component of other income in its fiscal 1998 consolidated statement of income.


NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consisted of the following:

(Dollars in thousands)                   June 30
                                 ----------------------
                                    1999          1998
                                 ---------    ---------
Mineral properties               $  42,266    $  42,013
Land                                 7,797        8,042
Buildings                           50,162       48,091
Machinery and equipment            707,836      599,355
Construction in progress            27,245       97,831
                                 ---------    ---------

                                   835,306      795,332
Less accumulated depreciation,
    depletion and amortization    (363,222)    (334,491)
                                 ---------    ---------

                                 $ 472,084    $ 460,841
                                 =========    =========

In March 1999, the Company completed the final phase of an expansion project at its nitrogen fertilizer manufacturing facilities in Yazoo City at a cost of approximately $113,077,000. The project included the addition of a 650-ton-per-day nitric acid plant, a 500-ton-per-day ammonia plant and modifications to increase its ammonium nitrate capacity. The nitric acid plant was completed and placed in service in March 1998. The Company completed certain modifications to its ammonium nitrate plant in July 1998. The ammonia plant was completed and placed in service in March 1999.


NOTE 7 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

At June 30, 1999 and 1998, the Company and its subsidiaries had unsecured revolving credit facilities with Harris Trust and Savings Bank ("Harris") and a syndicate of other commercial banks totaling $200,000,000. These facilities have a five-year term and mature on November 25, 2002, and bear interest at rates related to the prime rate, the London Interbank Offered Rate or Federal Funds Rate. At June 30, 1999 and 1998, there were outstanding borrowings of $91,800,000 and $90,700,000, respectively, under these facilities.

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

Long-term debt consisted of the following:

(Dollars in thousands)                             June 30
                                            ---------------------
                                               1999        1998
                                            ---------   ---------
Unsecured revolving credit facilities
  (1999 - 6.07%; 1998 - 6.66%)              $  91,800   $  90,700
Senior notes, net of unamortized discount
  of $443 and $495 (7.25%)                    199,557     199,505
Industrial revenue bonds (5.8%)                14,500      14,500
Other                                            --           114
                                            ---------   ---------

                                              305,857     304,819
Long-term debt due within one year               --          (114)
                                            ---------   ---------

                                            $ 305,857   $ 304,705
                                            =========   =========

The estimated fair value of the Company's long-term debt, including current maturities at June 30, 1999 and 1998, was $287,586,000 and $292,831,000,
respectively, and was computed using an interest rate equal to 2% above the effective yield on U.S. Treasury Notes with similar maturities for the Company's Senior Notes, and the effective yield on state and local bonds for the Company's industrial revenue bonds. The Company's revolving credit facilities carry variable interest rates and, therefore, the balances at June 30, 1999 and 1998 are at fair value.

The Company's credit facilities with Harris have covenants that require, among other things, that the Company maintain specified levels of tangible net worth, cash flow to interest expense and debt to cash flow as defined in the credit agreement. As of June 30, 1999, the Company was in compliance with all covenants, as amended, under its facilities.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At June 30, 1999 and 1998, the Company had outstanding interest rate swap agreements (the "Agreements") with commercial banks having total notional principal amounts of $40,700,000 and $50,000,000, respectively. Those Agreements effectively change the Company's interest rate exposure on a portion of its unsecured revolving credit facilities from a variable rate to a fixed rate. The Agreements mature in fiscal 2000, and provide for notional amounts varying from a minimum of $33,650,000 to a maximum of $50,000,000. The fair value, which represents the estimated cost to terminate the agreements, was $427,000 and $704,000, respectively, at June 30, 1999 and 1998.

NOTE 8 - OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:

Other long-term liabilities and deferred credits consisted of the following:

(Dollars in thousands)                              June 30
                                              -----------------
                                                1999      1998
                                              -------   -------
Accrual for closure of gypsum disposal area   $ 8,803   $ 9,330
Other                                           8,814     8,151
                                              -------   -------

                                              $17,617   $17,481
                                              =======   =======

The Company anticipates beginning the closure of its existing phosphogypsum disposal facility located at Pascagoula, Mississippi, during calendar year 2000. Closure costs are being accrued over the estimated life of the disposal facility using the units-of-production method. Amounts accrued are recorded as a component of cost of products sold in the accompanying consolidated statements of income. The Company will continue to utilize the existing facility through December 2000, at which time the new phosphogypsum disposal facility will be fully operational. The new disposal facility was completed in August 1998, at a cost of approximately $18,000,000.


NOTE 9 - SHAREHOLDERS' EQUITY:

At June 30, 1999, the Company had 100,000,000 authorized shares of common stock at a par value of $.01.

Common stock issued and outstanding consisted of the following:

(Shares in thousands)                            Common
                                                  Stock
                                                 ------
Shares outstanding, June 30, 1996                21,353
  Treasury stock issued for business acquired     1,545
  Stock issued for business acquired              5,357
  Stock options exercised                            12
  Stock reissued                                      8
  Purchase of treasury stock                       (865)
                                                 ------
Shares outstanding, June 30, 1997                27,410
  Stock reissued                                      6
  Purchase of treasury stock                       (176)
                                                 ------
Shares outstanding, June 30, 1998                27,240
  Purchase of treasury stock                     (1,108)
                                                 ------
Shares outstanding, June 30, 1999                26,132
                                                 ======

In authorizations granted in May 1995, March 1996, and September 1998, the Board of Directors authorized the purchase of up to 8,000,000 shares of the Company's common stock in the open market, in privately negotiated transactions, or otherwise at prices and at times determined by the Company to be appropriate. During fiscal 1999, the Company repurchased 1,108,300 shares bringing the total shares repurchased pursuant to these authorizations to 3,700,009 at June 30, 1999. The unused authorization to repurchase 4,299,991 shares remains available to the Company. These treasury stock purchases were funded from cash provided by operations and from borrowings under the Company's revolving credit facilities.

The Company's Articles of Incorporation authorize the Board of Directors, at its discretion, to issue up to 500,000 shares of Preferred Stock, par value $.01 per share. The stock is issuable in classes or series that may vary as to certain rights and preferences. As of June 30, 1999, none of these shares were outstanding.

NOTE 10 - STOCK OPTIONS:

In August 1994, the Board of Directors adopted a stock incentive plan for certain officers and key employees of the Company, and in July 1995, adopted a stock option plan for nonemployee directors of the Company. Both plans were approved by the Company's shareholders at its annual meeting held in November 1995. Options may be granted under the provisions of the Company's plans to purchase common stock of the Company at a price not less than the fair market value on the date of grant. Stock options for officers and key employees are exercisable six months from the date of grant. Stock options for nonemployee directors become exercisable in installments beginning one year after the date of grant and become fully exercisable six years after the date of grant. All options expire 10 years from the date of grant. At June 30, 1999, 1998 and 1997, exercisable options were 890,326; 676,180 and 490,489, respectively. There were approximately 713,000 shares available for option plan grants at June 30, 1999. The summary of stock option activity is shown below:

                                     Options       Weighted Average
                                   Outstanding      Exercise Price
                                   -----------     ----------------
June 30, 1996                        396,104           $  19.99
    Stock options granted            174,576           $  20.00
    Stock options exercised          (12,091)          $  16.68
    Stock options canceled              --                 --
                                     -------

June 30, 1997                        558,589           $  20.06
    Stock options granted            200,625           $  20.82
    Stock options exercised             --                 --
    Stock options canceled              --                 --
                                     -------

June 30, 1998                        759,214           $  20.26
    Stock options granted            216,000           $  16.24
    Stock options exercised             --                 --
    Stock options canceled              --                 --
                                     -------

June 30, 1999                        975,214           $  19.37
                                     =======


The following table summarizes information about stock options outstanding at June 30, 1999:

 Exercise Price      Options          Weighted Average        Weighted Average Exercise
     Range         Outstanding   Remaining Contractual Life            Price
---------------    -----------   --------------------------   -------------------------
$15.00 - $16.44      393,014                7.3                         $15.71
$18.22 - $21.00      361,796                7.7                         $20.55
     $23.96          220,404                6.4                         $23.96


During fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires companies to estimate the fair value of stock options on the date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its consolidated statements of income over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its consolidated financial statements. The determination of fair value is only required for stock options issued beginning in fiscal 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion No. 25.

The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:

(Dollars in thousands, except per share data)              June 30
                                                ---------------------------
                                                  1999       1998      1997
                                                -------    -------   -------
Net (loss) income
     As reported                                $(3,608)   $22,974   $55,815
     Pro forma                                  $(4,420)   $22,141   $55,015
(Loss) earnings per share - basic
     As reported                                $ (0.14)   $  0.84   $  2.29
     Pro forma                                  $ (0.17)   $  0.81   $  2.26

(Loss) earnings per share - diluted
     As reported                                $ (0.14)   $  0.84   $  2.29
     Pro forma                                  $ (0.17)   $  0.81   $  2.25

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

In adopting SFAS No. 123, the Company utilized the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted using the following assumptions:

                                        Years Ended June 30
                                -----------------------------------
                                  1999          1998         1997
                                --------      ------       --------
Expected option lives            6 years       6 years      6 years
Risk-free interest rates           5.80%         5.47%        6.06%
Expected dividend yield            2.33%         1.99%        1.94%
Expected volatility                  33%           33%          33%

Based on the results of the model, the fair value of the stock options issued on the date of grant are as follows:

                       Weighted Average
         Number           Grant Date
Years    Issued     Fair Value per Option
-----    -------    ---------------------
1999     216,000            $6.00
1998     200,625            $6.64
1997     174,576            $7.35

NOTE 11 - EARNINGS PER SHARE:

In December 1997, the Company adopted SFAS No. 128, "Earnings per Share," which changes the methodology by which companies compute earnings per share. Under SFAS No. 128, basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, including the dilutive common share equivalents arising from stock options using the treasury stock method. For the Company, diluted earnings per share are not significantly different from basic earnings per share. In the accompanying consolidated financial statements, all prior periods have been restated to reflect the impact of adopting SFAS No. 128.

The number of shares used in the Company's basic and diluted earnings per share computations are as follows:

(Shares in thousands)                                          Years Ended June 30
                                                            ------------------------
                                                             1999     1998     1997
                                                            ------   ------   ------
Weighted average common shares outstanding,
     net of treasury shares, for basic earnings per share   26,392   27,355   24,329
Common stock equivalents for employee stock options           --         35       75
                                                            ------   ------   ------
Weighted average common shares outstanding for
     diluted earnings per share                             26,392   27,390   24,404
                                                            ======   ======   ======


Options outstanding at June 30, 1999, were not included in the computation of diluted earnings per share as a result of the options' exercise prices being greater than the average market price for common shares and, therefore, not dilutive.


NOTE 12 - SEGMENT INFORMATION:

The Company's reportable operating segments are strategic business units that offer different products and services. They are managed separately because each business unit requires different technology and marketing strategies. As of June 30, 1999, the Company had three reportable segments: Nitrogen, Phosphates and Potash. The Nitrogen segment produces ammonia, ammonium nitrate, urea, nitrogen solutions and nitric acid and distributes these products to fertilizer dealers and distributors and industrial users. The Phosphates segment produces DAP that is marketed to agricultural users primarily in international markets through a separate export association. The Potash segment mines and produces granular, coarse and standard potash products and distributes them to agricultural and industrial users.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market-based. The Company evaluates performance based on net income of the respective business units.

Segment information consisted of the following:

(Dollars in thousands)
                                                                       1999
                                           -----------------------------------------------------------
                                            Nitrogen    Phosphates    Potash   Eliminations    Total
                                           ---------    ---------   ---------  ------------  ---------
Net sales - external customers             $ 245,394    $ 136,588   $  85,917   $    --      $ 467,899
Net sales - intersegment                      20,810           76        --       (20,886)        --
Operating (loss) income                      (20,982)      16,660      12,416         361        8,455
Interest expense, net                         10,656        3,257       5,092        --         19,005
Income tax (benefit) expense                 (10,337)       7,386       2,654         135         (162)
Depreciation, depletion and amortization      31,945        4,823       5,632        --         42,400
Capital expenditures                          23,271        3,816      12,883        --         39,970
Total assets                                 814,412      100,037     112,134    (127,695)     898,888

                                                                       1998
                                           -----------------------------------------------------------
                                            Nitrogen    Phosphates    Potash   Eliminations    Total
                                           ---------    ---------   ---------  ------------  ---------
Net sales - external customers             $ 278,781   $ 125,185   $  89,746   $    --      $ 493,712
Net sales - intersegment                      21,868          49        --       (21,917)        --
Operating income                              22,500       5,277      10,003         156       37,936
Interest expense, net                          2,762       1,983       6,203        --         10,948
Income tax expense                            13,701       1,361       1,402        (135)      16,329
Depreciation, depletion and amortization      27,678       3,844       5,706        --         37,228
Capital expenditures                          61,859      28,958       5,679        --         96,496
Total assets                                 849,745      82,272     104,198    (123,883)     912,332


                                                                       1997
                                           -----------------------------------------------------------
                                            Nitrogen    Phosphates    Potash   Eliminations    Total
                                           ---------    ---------   ---------  ------------  ---------
Net sales - external customers             $ 288,881    $ 126,472   $  80,963    $    --      $ 496,316
Net sales - intersegment                       8,978           33        --         (9,011)        --
Operating income                              80,727        9,788         694         --         91,209
Interest (income) expense, net                (2,686)       1,092       5,925         --          4,331
Income tax expense (benefit)                  33,598        3,301      (2,127)        --         34,772
Depreciation, depletion and amortization      18,792        3,349       5,839         --         27,980
Capital expenditures                          76,963        9,893       6,960         --         93,816
Total assets                                 813,007       56,370     108,972     (119,804)     858,545


The following summarizes geographic information about the Company's net sales:

(Dollars in thousands)
                            1999      1998        1997
                         --------   --------   --------
United States            $451,602   $478,112   $474,127
Other                      16,297     15,600     22,189
                         --------   --------   --------

                         $467,899   $493,712   $496,316
                         ========   ========   ========


Effective October 1, 1997, the Company became a member of PhosChem, a Webb-Pomerene corporation. Since becoming a member, all of the Company's phosphates segment sales into export markets, primarily Asia, are made through PhosChem. The Company ended its exclusive DAP marketing agreement with Atlantic Fertilizer & Chemical Corporation, who was the exclusive distributor of DAP produced by the Company's Pascagoula, Mississippi, facilities prior to October 1, 1997. During fiscal 1999, 1998 and 1997, sales to the Company's exclusive export distributors were $86,306,000, $98,145,000 and $119,412,000, respectively, and were recorded as domestic sales by the Company. The Company had no other customers that represented ten percent or more of its revenues during fiscal 1999, 1998 or 1997.

At June 30, 1999, 1998 and 1997, the Company had an investment in a 50-50 joint venture anhydrous ammonia plant located in The Republic of Trinidad and Tobago which amounted to $67,318,000, $62,794,000 and $58,286,000, respectively. All other long-lived assets of the Company are located in the United States.

A significant portion of the Company's trade receivables is due from entities that operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

NOTE 13 - TRADING LOSS ON BROKERED PRODUCT:

The Company began brokering ammonia in the open market following the First Mississippi acquisition. During fiscal 1998 and 1997, the Company brokered approximately 142,000 and 177,000 short tons of ammonia, respectively. Fiscal 1998 brokered ammonia sales of $18,494,000 and purchases of $19,314,000 resulted in an $820,000 net trading loss. Fiscal 1997 brokered ammonia sales of $32,287,000 and purchases of $33,210,000 resulted in a $57,000 net loss after certain purchase price adjustments associated with the First Mississippi acquisition. These trading losses have been reflected in the accompanying consolidated statements of income. The Company did not engage in any brokering activities during fiscal 1999.


NOTE 14 - HEDGING ACTIVITIES:

During fiscal 1999, natural gas hedging activities resulted in an average cost increase of approximately $0.22 per MMBTU on volumes hedged of 45,800,000. During fiscal 1998 and 1997, natural gas hedging activities resulted in average cost decreases of approximately $0.23 and $0.30 per MMBTU on volumes hedged of 23,730,000 and 15,880,000 MMBTUs, respectively. At June 30, 1999, the Company had open futures contracts covering a total volume of 10,720,000 MMBTUs with some contracts extending through August 2000. The net unrealized gain on these contracts at June 30, 1999, was $2,740,000. The risk associated with outstanding futures positions is directly related to increases or decreases in the prices of natural gas in relation to the contract prices.


NOTE 15 - INTEREST, NET:

Interest, net, consisted of the following:

(Dollars in thousands)            Years Ended June 30
                           --------------------------------
                             1999        1998        1997
                           --------    --------    --------
Interest expense           $(23,626)   $(21,518)   $ (8,942)
Interest capitalized          3,861       8,975       3,858
Interest income                 760       1,595         753
                           --------    --------    --------
                           $(19,005)   $(10,948)   $ (4,331)
                           ========    ========    ========


NOTE 16 - INCOME TAXES:

The following is a summary of the components of the provision for income taxes:

(Dollars in thousands)         Years Ended June 30
                        -------------------------------
                          1999        1998       1997
                        --------    --------   --------
Current:
    Federal             $(14,305)   $  9,350   $ 30,379
    State                 (1,583)      1,021      3,831
                        --------    --------   --------
                         (15,888)     10,371     34,210
                        --------    --------   --------
Deferred:
    Federal               14,159       5,345        503
    State                  1,567         613         59
                        --------    --------   --------
                          15,726       5,958        562
                        --------    --------   --------

                        $   (162)   $ 16,329   $ 34,772
                        ========    ========   ========

The tax effect of the significant temporary differences and tax credit carryforwards at June 30 follows:

(Dollars in thousands)                                1999                  1998
                                              ---------------------  ---------------------
                                              Current   Non-current  Current   Non-current
                                              --------  -----------  --------  -----------
Employee benefit obligations                  $  2,192   $     81    $  2,237   $     88
Reserve for bad debts                              765       --           726       --
Employee post retirement                            68      1,344          69        950
Deferred income on affiliate sales                  82       --           600       --
Accrual for closure of gypsum disposal area       --        2,336        --        2,294
Other                                              179        257         135        279
                                              --------   --------    --------   --------
         Deferred tax assets                     3,286      4,018       3,767      3,611
                                              --------   --------    --------   --------

Property, plant and equipment                     --      (81,113)       --      (65,978)
Pension                                           --       (1,597)       --       (2,102)
Capitalized interest on equity investments        --       (1,504)       --         --
Other                                             --         (595)       --         (517)
                                              --------   --------    --------   --------
Deferred tax liabilities                          --      (84,809)       --      (68,597)
                                              --------   --------    --------   --------
Net deferred tax asset (liability)            $  3,286   $(80,791)   $  3,767   $(64,986)
                                              ========   ========    ========   ========


A reconciliation of the statutory rate for income taxes and the effective tax rate for the years ended June 30 follows:

(Dollars in thousands)                  1999                    1998                       1997
                               ---------------------     ---------------------     ---------------------
                                              % of                      % of                      % of
                                            Earnings                  Earnings                  Earnings
                                             Before                    Before                    Before
                                Amount       Taxes        Amount       Taxes        Amount       Taxes
                               --------     --------     --------     --------     --------     --------
Income taxes computed
   at statutory rate           $ (1,320)       (35.0)%   $ 13,756         35.0%    $ 31,705         35.0%
Increase (decrease) in taxes
    resulting from:
      State taxes, net              (10)        (0.3)%      1,149          2.9%       2,263          2.5%
      Non-deductible
            goodwill              1,604         42.5%       1,604          4.1%         836          0.9%
      Permanently reinvested
            foreign earnings       (524)       (13.9)%       --           --           --           --
Other, net                           88          2.4%        (180)        (0.5)%        (32)        --
                               --------     --------     --------     --------     --------     --------
                               $   (162)        (4.3)%   $ 16,329         41.5%    $ 34,772         38.4%
                               ========     ========     ========     ========     ========     ========


Income taxes have been settled with the Internal Revenue Service ("IRS") for all years through June 30, 1993. The IRS has concluded its field examination of the Company's U.S. income tax returns for fiscal years 1994-1996 and has assessed certain taxes that the Company is contesting. The Company has, in principle, reached an agreement with the IRS Appeals Division and anticipates final settlement during fiscal 2000. The Company believes any adjustments that might be required will not be material to the Company's financial position or results of operations.

NOTE 17 - RETIREMENT PLANS:

The Company maintains non-contributory defined benefit pension plans that provide benefits to a majority of its full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the Internal Revenue Code funding limitation. The plan's assets consist primarily of cash, equity investments and fixed income securities.

On July 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes disclosure requirements related to pensions and other post-retirement benefits. It does not change the measurement or recognition of those plans. All prior periods have been restated to reflect the requirements of SFAS No. 132.

The following tables, prepared in accordance with SFAS No. 132, set forth pension benefit obligations and plan assets for the Company's defined benefit pension plan, based on an April 1 measurement date, as of June 30:

(Dollars in thousands)
                                                        1999         1998
                                                     ---------    ---------
Change in benefit obligation
    Benefit obligation at beginning of year          $ 101,649    $  93,942
    Service cost                                         4,231        3,708
    Interest cost                                        7,215        6,888
    Actuarial loss                                         313        1,301
    Benefit payments                                    (4,491)      (4,190)
                                                     ---------    ---------
         Benefit obligation at end of year             108,917      101,649
                                                     ---------    ---------

Change in plan assets
    Fair value of plan assets at beginning of year     115,162       94,308
    Actual return on plan assets                         5,413       25,540
    Employer contributions                                 500          344
    Benefit payments                                    (4,491)      (4,190)
    Expenses                                              (696)        (840)
                                                     ---------    ---------
         Fair value of plan assets at end of year      115,888      115,162
                                                     ---------    ---------

Funded status                                            6,971       13,513
Unrecognized transition asset                           (2,366)      (3,072)
Unrecognized prior service cost                          5,703        6,135
Unrecognized net gain                                   (5,887)     (11,005)
                                                     ---------    ---------

         Prepaid pension cost                        $   4,421    $   5,571
                                                     =========    =========


The following assumptions were used to measure net periodic pension expense for the plans for fiscal years ended June 30:

                                                 1999    1998    1997
                                                 ----    ----    ----
Discount rate                                    7.25%   7.25%   7.50%
Expected long-term rate of return on assets      8.50%   8.50%   8.50%
Average increase in compensation levels          5.00%   5.00%   5.00%

Net periodic pension expense includes the following components:

(Dollars in thousands)                                    Years Ended June 30
                                                   --------------------------------
                                                     1999        1998        1997
                                                   --------    --------    --------
Service cost - benefits earned during the period   $  4,231    $  3,708    $  2,297
Interest cost on projected benefit obligations        7,215       6,888       5,294
Actual return on plan assets                         (5,413)    (25,540)    (10,094)
Net amortization                                       (274)       (274)       (240)
Unrecognized (loss) gain on plan assets              (4,108)     17,763       3,734
                                                   --------    --------    --------
Net periodic pension expense                       $  1,651    $  2,545    $    991
                                                   ========    ========    ========


The Company also has contributory thrift plans covering substantially all regular full-time employees who have elected to participate in the plans. Under the plans, the Company matches a certain percentage of each employee's contributions to the plan up to a maximum percentage of the employee's base compensation. Company contributions totaled approximately $1,554,000 in fiscal 1999, $1,529,000 in fiscal 1998, and $1,353,000 in fiscal 1997.

The Company has no material post-retirement benefit obligations.


NOTE 18 - INVOLUNTARY CONVERSION OF PROPERTY:

On September 27, 1998, the Company's Pascagoula, Mississippi, production facilities were shut down as a result of damage caused by Hurricane Georges. The facilities were shut down for 22 days, and approximately 54,000 tons of DAP inventory were damaged. The damaged property and inventory were insured, as were all business interruption losses in excess of ten days. As of June 30, 1999, the Company had recorded, as a component of cost of products sold, net insurance proceeds for the damaged inventory of $1,402,000, and, as a component of other income, a net insurance recovery on the business interruption claim of $514,000. The Company treated the disposal of the damaged property, other than inventory, as an involuntary conversion and also recorded, as a component of other income, a gain of $5,737,000 based on the difference in the carrying value of those assets and the total insurance proceeds expected to be received. At June 30, 1999, the Company had an insurance receivable recorded on its consolidated balance sheet of $11,310,000 related to property damaged by Hurricane Georges.


NOTE 19 - LEASE COMMITMENTS:

The Company has commitments under operating leases for equipment and storage warehouses. The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of June 30, 1999:

(Dollars in thousands)      Amount
                           -------
      2000                 $ 4,037
      2001                   2,378
      2002                   1,928
      2003                   1,699
      2004                   1,213
      Thereafter             1,506
                           -------
                           $12,761
                           =======


Rental expense for all operating leases was $6,823,000 for fiscal 1999, $3,876,000 for fiscal 1998, and $3,417,000 for fiscal 1997.

NOTE 20 - COMMITMENTS AND CONTINGENCIES:

The Company, in the ordinary course of its business, is the subject of, or a party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the financial position or the future earnings of the Company.

The Company encourages officers to purchase target levels of stock in the Company. To facilitate that process, the Company has arranged unsecured credit lines at market rates for each officer with a commercial lending institution. The Company guarantees payment of these loans in the event of default. The total amount outstanding on these loans at June 30, 1999, was less than $500,000.


NOTE 21 - RAW MATERIAL CONTRACTS:

Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has contracted with Office Cherifien des Phosphates to import its full requirement of phosphate rock through June 30, 2016. The purchase price for phosphate rock is based on the estimated phosphate rock costs incurred by certain domestic phosphate producers and the operating performance of MPC.


NOTE 22 - SUPPLEMENTAL CASH FLOW INFORMATION:

The Company considers its holdings of highly liquid money market debt securities to be cash equivalents if the securities mature within 90 days from the date of purchase. The Company had no short-term investments at June 30, 1999 or 1997. The Company had short-term investments of $1,600,000 at June 30, 1998.

The (decrease) increase in cash due to the changes in operating assets and liabilities consisted of the following:

(Dollars in thousands)                             Years Ended June 30
                                            --------------------------------
                                              1999        1998        1997
                                            --------    --------    --------
Receivables                                 $(16,793)   $ 11,563    $ (2,048)
Inventories                                  (11,495)      3,881     (11,378)
Prepaid expenses and other current assets      3,014      (1,763)      3,443
Accounts payable                                (535)    (16,445)     (4,504)
Accrued liabilities                           (4,972)     (2,017)      5,064
                                            --------    --------    --------

                                            $(30,781)   $ (4,781)   $ (9,423)
                                            ========    ========    ========


During fiscal 1999, 1998 and 1997, the Company paid income taxes of $4,589,000, $11,242,000, and $30,451,000, respectively. Payments of interest, net of amounts capitalized, were $18,098,000 in fiscal 1999, $10,021,000 in fiscal 1998, and $3,819,000 in fiscal 1997.

Supplemental disclosures regarding non-cash financing and investing activities include the following:

(Dollars in thousands)                                     Years Ended June 30
                                                      ---------------------------
                                                        1999      1998      1997
                                                      -------   -------   -------
Property held for sale converted to note receivable   $   --    $54,625   $  --
Land option transferred to land                       $   --    $  --     $   941

Other material non-cash activities include the Company's December 1996 acquisition of the fertilizer businesses of First Mississippi in an all-stock merger transaction (see Note 2).