Form 10-K, Exhibit 13
period 2000-06-30
MISSISSIPPI CHEMICAL CORP /MS/
filed 2000-09-26
CIK 66895

EXHIBIT 13.1

                        MISSISSIPPI CHEMICAL CORPORATION

                               ANNUAL REPORT 2000



                     MISSISSIPPI CHEMICAL CORPORATION
                           FINANCIAL HIGHLIGHTS


INCOME STATEMENT DATA:                               Fiscal Years Ended June 30
-----------------------------------------------------------------------------------------
(In thousands, except per share data)        2000      1999     1998      1997     1996
-----------------------------------------------------------------------------------------
Net sales                                 $485,199  $467,899  $493,712 $496,316  $405,553

Operating (loss) income                   $(19,624) $  8,455  $ 37,936 $ 91,209  $ 84,818

Net (loss) income                         $(23,664) $ (3,608) $ 22,974 $ 55,815  $ 54,178

(Loss) earnings per share - basic         $  (0.91) $ (0.14)  $   0.84 $   2.29  $   2.47

(Loss) earnings per share - diluted       $  (0.91) $ (0.14)  $   0.84 $   2.29  $   2.46

Weighted average common shares
  outstanding - basic                       26,132    26,392    27,355   24,329    21,975

Weighted average common shares
  outstanding - diluted                     26,132    26,392    27,390   24,404    22,039


BALANCE SHEET DATA:                                            June 30
-----------------------------------------------------------------------------------------
(In thousands, except per share data)        2000      1999     1998      1997     1996
-----------------------------------------------------------------------------------------
Working capital                           $ 90,706  $ 84,364  $ 64,086 $ 53,910  $ 81,613

Total assets                              $870,689  $898,888  $912,332 $858,545  $341,006

Long-term debt, excluding long-term
  debt due within one year                $330,307  $305,857  $304,705 $244,516  $   -

Shareholders' equity                      $391,598  $420,228  $448,525 $439,429  $247,825

Cash dividends declared per common share  $   0.19  $   0.40  $   0.40 $   0.40  $   0.36

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS1


OVERVIEW

     Our operations are organized into three strategic business units: nitrogen, phosphate and potash. Our nitrogen business unit produces nitrogen products for distribution to fertilizer dealers and distributors and industrial users located primarily in the southern region of the United States. Our phosphate business unit produces diammonium phosphate fertilizer (commonly referred to as "DAP") and exports the majority of this production through the Phosphate Chemicals Export Association, Inc., a Webb-Pomerene corporation known as "PhosChem." Our potash business unit mines and produces agricultural and industrial potash products for sale to farmers, fertilizer dealers and distributors, and industries for use primarily in the southern and western regions of the United States. The following is management's discussion and analysis of our financial condition and results of operations, which should be read in conjunction with our consolidated financial statements and related notes.

     For the fiscal year ended June 30, 2000, we incurred a net loss of $23.7 million (or $0.91 per basic and diluted share) compared to a net loss of $3.6 million (or $0.14 per basic and diluted share) for the prior fiscal year. Net sales increased to $485.2 million in fiscal 2000 from $467.9 million in fiscal 1999. We incurred an operating loss of $19.6 million in fiscal 2000 compared to operating income of $8.5 million in fiscal 1999. Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the current year were $29.5 million compared to $57.6 million for the prior year. In fiscal 1999, we recorded a $3.6 million after-tax gain (or $0.14 per basic and diluted share) for an involuntary conversion of property after a hurricane damaged our facilities in Pascagoula, Mississippi. The gain consisted of the difference between the carrying value of the damaged assets and the insurance proceeds expected to be received.

NITROGEN

     The operating performance of our nitrogen business unit in the current year was significantly impacted by a 25% increase in the average price of natural gas at our domestic production facilities compared to the prior year. Natural gas is the primary raw material in the production of ammonia, which is our base nitrogen product used in the production of our other nitrogen products (urea, ammonium nitrate, nitrogen solutions and nitric acid), and currently represents over 50% of the cost of our nitrogen products. During our fourth fiscal quarter, the average price of natural gas increased 45% over the prior year quarter, causing industry-wide nitrogen production curtailments. During the current year, we experienced an 11% increase in nitrogen sales volumes and a 7% increase in the weighted average nitrogen sales prices. We attribute the price increase for most nitrogen products to the improving world supply/demand balance. Production curtailments and plant shutdowns in the industry during fiscal 2000 have reduced nitrogen inventories of domestic producers. During the current year, we also had increased earnings at Farmland MissChem Limited ("Farmland MissChem"), our joint venture ammonia plant in Trinidad. This was a result of increased prices for ammonia and our natural gas contract that provides for favorable prices for natural gas that are related to the market price of ammonia. Additionally, we benefited in the current year from a $4.5 million reduction in cost of sales as a result of an unusually high recovery and sale of precious metals formerly used as catalysts during prior periods at our Yazoo City, Mississippi, facility.


[FN]
     1 Pronouns used herein (for example we, us, our) include Mississippi Chemical Corporation, its subsidiaries and affiliates.

     Pursuant to the ammonia offtake agreement with Farmland MissChem, we purchase one-half of the ammonia production from Farmland MissChem at a discount to market, subject to a minimum price. Payments made in excess of the discounted market price are accumulated and recouped when market prices increase above a specified level. During fiscal 1999 and the first eight months of fiscal 2000, purchases from Farmland MissChem were at the minimum price. By late March of fiscal 2000, ammonia prices had risen to a level that allowed us to begin recouping amounts paid in excess of market prices during fiscal 1999 and the first eight months of fiscal 2000. We recorded
$13.7 million in equity income from Farmland MissChem in fiscal 2000, which reduced our cost of products sold in our fiscal 2000 consolidated statement of income. Our Farmland MissChem equity income for fiscal 2000 included
$3.4 million related to a business interruption claim for downtime that occurred in March and April of 1999. The financing arrangements for Farmland MissChem prohibit the payment of dividends to the joint venturers during the first three years of operations, which began in July 1998. For years four through ten, or until the debt is prepaid, dividends are restricted to a percentage that ranges from 30% to 50% of excess cash flows as defined in the credit agreement.

     On July 23, 1999, the Committee for Fair Ammonium Nitrate Trade ("COFANT"), a coalition of U.S. producers of fertilizer-grade ammonium nitrate that includes us, filed an antidumping petition under U.S. unfair trade laws contending that imports of Russian ammonium nitrate injured the U.S. ammonium nitrate industry due to large amounts of Russian product being sold in the United States at unfairly low prices.

     On May 19, 2000, the U.S. Department of Commerce ("Department") entered into an agreement with the Russian Federation to limit exports of Russian ammonium nitrate to the United States and to set minimum prices for such exports. The agreement also includes detailed provisions designed to prevent circumvention of the export limits and pricing requirements. As a result of this agreement, known as a "suspension agreement," the antidumping proceeding was suspended. Despite this suspension, COFANT elected to complete the antidumping proceeding to safeguard the integrity of the suspension agreement.

     Upon continuation of the antidumping proceeding, both the Department and the International Trade Commission issued final affirmative determinations.
On June 30, 2000, the Department found final dumping margins of 253.98 percent for all exports of Russian ammonium nitrate to the United States. On
August 2, 2000, the International Trade Commission made a final decision that Russian imports had injured the United States industry. The final affirmative decision by the International Trade Commission allows the suspension agreement to remain in effect unless the Russian Federation withdraws from the agreement or the agreement is violated. In the event of the agreement's termination, an antidumping order will be imposed on all Russian imports.

     Unfortunately during the first six months of calendar year 2000, traders brought huge quantities of very cheap Ukrainian ammonium nitrate into the United States that have depressed domestic ammonium nitrate prices. We are evaluating a dumping action against Ukraine.

     On April 14, 2000, we completed the purchase of a 250,000 ton-per-year granular urea plant in Faustina, Louisiana, from IMC-Agrico Company, a joint venture partnership between IMC Global, Inc. and Phosphate Resource Partners Limited Partnership. The parties agreed not to disclose the terms of the transaction; however, the purchase price was not material to either company.

PHOSPHATE

     Our phosphate business unit was negatively impacted in the current year by weak product pricing and lower sales volumes. Our average sales price for DAP decreased 21% during the current year, and our DAP sales volume decreased 3% as compared to the prior year, which also had reduced volumes because of production downtime and damaged inventory caused by Hurricane Georges. We believe pricing decreases are attributable to the industry reaction to anticipated new supply in India and Australia. As a result, the industry experienced several shutdowns and curtailments in production during the current year. We also curtailed our production rates during the current year from October through mid-May to adjust to weaker export and domestic demand, resulting in lower sales volumes. The new supply of DAP from India and Australia has not met anticipated levels due to various production problems. Currently, we are operating at full capacity, but we will continue to monitor market conditions to determine whether additional production curtailments are advisable. Our DAP costs per ton decreased 6% during the current year as compared to the prior year, primarily due to lower raw material costs for phosphate rock, sulfur and sulfuric acid.

POTASH

     Our potash business unit experienced a 10% increase in sales volumes and a 5% reduction in the average sales price during the current year as compared to the prior year. The increase in sales volumes was due primarily to a strong Spring demand in the current year. Potash costs per ton increased 8% during the current year as compared to the prior year. This increase was primarily the result of higher production costs due to mining lower ore grades in the current year.

OUTLOOK

     We believe that our nitrogen segment will continue to benefit from the improved supply/demand outlook resulting from industry-wide production curtailments and permanent shutdowns. We expect average ammonia prices for fiscal 2001 to remain strong with decreases during the Fall months and increases as we get closer to the Spring. We ended fiscal 2000 with one of our strongest months for ammonium nitrate sales in our history in large part because the traditional Spring season was delayed by drier than normal weather patterns. Unless Ukrainian imports continue to adversely affect the market, we anticipate demand for fiscal 2001 to be strong. The record low inventories of nitrogen solutions in the industry caused by production curtailments and greater than anticipated planted acreage of corn and cotton point toward improved pricing for nitrogen solutions during the Spring season. Currently, we are experiencing greater demand for nitrogen solutions than at this time last year and we expect this to continue in the Fall as dealers anticipate higher Spring prices. We believe demand for granular urea will continue to increase, particularly if China resumes its importation of urea as a result of obtaining accession into the World Trade Organization. Our outlook for prilled urea also remains positive. Although additional nitrogen capacity in Argentina and Venezuela, scheduled to come on-line in the Summer and Fall of fiscal 2001, may temporarily disrupt the current supply/demand balance, we believe that the growth in worldwide nitrogen demand will lessen the impact that this new supply will have on prices. Despite our favorable outlook of the nitrogen segment, significant additional increases in natural gas prices would have a material adverse impact on our margins. Other variables can affect our results of operations as stated elsewhere in this discussion under the headings titled "Results of Operations" and "Forward Looking Statements." In August 1999, we restructured our sales department to better meet the demands of our changing customer base and to foster the development of new and improved industrial uses for our products. We continue to seek out methods for improving industrial sales of our products to offset our dependence on the agricultural sector and its Spring selling season. Although we have recently seen some improvement in DAP sales prices, we anticipate that DAP sales prices will continue in the near term to adversely affect our phosphate segment's financial results. Finally, we believe domestic potash demand will remain strong in the near-term; however, the performance of our potash segment could continue to be impacted by areas of low grade ore.

RESULTS OF OPERATIONS

     Our results of operations have historically been influenced by a number of factors beyond our control, which have at times had a significant impact on our operating results. Fertilizer demand and prices are highly dependent upon a variety of conditions in the agricultural industry such as planted acreage, U.S. Government policies, weather, and changes in agricultural production methods. Our results of operations can also be affected by (i) the volatility of natural gas prices, (ii) mechanical operating difficulties, (iii) the relative value of the U.S. dollar, (iv) foreign agricultural policies (in particular, policies of the Governments of India and China regarding fertilizer imports), (v) capacity expansions or reductions by competitors,
(vi) pricing policies of domestic and foreign competitors, and (vii) the unpredictable nature of international and local economies.

     Summaries of our sales results by business unit are set forth below:

                                  Fiscal Years Ended June 30

                               -------------------------------
(Dollars in thousands)           2000       1999        1998
                               --------   --------    --------
Net Sales:
     Nitrogen                  $290,613   $244,581    $277,993
     DAP                        103,458    135,718     124,123
     Potash                      89,766     85,917      89,746
     Other                        1,362      1,683       1,850
                               --------   --------    --------
     Net Sales                 $485,199   $467,899    $493,712
                               ========   ========    ========

                                  Fiscal Years Ended June 30
                               -------------------------------
(Tons in thousands)              2000       1999        1998
                               --------   --------    --------
Tons Sold:
     Nitrogen:
      Ammonia                       949        819         648
      Ammonium nitrate              740        765         765
      Urea                          582        556         515
      Nitrogen solutions            663        489         485
      Nitric acid                    40         54          57
                                -------     -------    -------

     Total Nitrogen               2,974       2,683      2,470

     DAP                            762         788        726
     Potash                       1,012         921      1,022


                                  Fiscal Years Ended June 30
                               -------------------------------
                                 2000       1999         1998
                               --------   --------     -------
Average Sales Price Per Ton:
     Nitrogen                  $     98   $     91     $   113
     DAP                       $    136   $    172     $   171
     Potash                    $     89   $     93     $    88


                                  Fiscal Years Ended June 30
                               -------------------------------
(Dollars in thousands)           2000       1999        1998
                               --------   --------    --------
Operating (Loss) Income:
     Nitrogen                  $(15,828)  $(17,368)   $ 32,426
     Phosphate                 $ (5,541)  $ 16,660    $  5,277
     Potash                    $  4,037   $ 12,416    $ 10,003
     Other                     $ (2,292)  $ (3,253)   $ (9,770)
                               --------   --------    --------
          Total                $(19,624)  $  8,455    $ 37,936
                               ========   ========    ========


FISCAL 2000 COMPARED TO FISCAL 1999

     NET SALES. Our net sales increased 4% to $485.2 million in fiscal 2000 from $467.9 million in fiscal 1999. This increase was primarily the result of higher sales prices for most of our nitrogen products, and higher sales volumes for our nitrogen and potash products. This increase was partially offset by lower sales prices for DAP.

     During the current year, our nitrogen sales increased 19% as compared to the prior year. This increase was the result of an 11% increase in nitrogen sales volumes and a 7% increase in the weighted average sales price for nitrogen products. Our nitrogen sales volumes increased in the current year primarily as a result of a 16% increase in ammonia sales volumes and a 35% increase in nitrogen solutions sales volumes. Our ammonia sales volumes increased due to having additional tons available for sale in the current year. During the prior year, we produced fewer tons of ammonia as a result of our Trinidad plant being down for 34 days to correct operational problems. Our nitrogen solutions sales volumes increased in the current year due to stronger markets and inventory carryover, combined with increased production levels in the current year. Our nitrogen sales prices increased in the current year primarily as a result of a 28% increase in the average sales price of ammonia that was partially offset by a 10% decrease in the average sales price of nitrogen solutions. Ammonia sales prices increased in the current year due to the continued improvement in the global supply/demand balance. Our nitrogen solutions sales prices decreased during the current year due to a significant oversupply of product in the Fall. Market conditions tightened later in the year as supply was affected by production curtailments and reduced industry inventories. Product was sold throughout the year based on pricing arrangements made early in the year when prices were nearer their low point in the cycle. In the current year, ammonium nitrate sales volumes decreased 3% while average sales prices decreased 1%, primarily because of cheap Ukrainian imports. Both urea sales volumes and average sales prices increased 5% during the current year. Urea sales volumes increased primarily as a result of product available from our Faustina, Louisiana, granular urea plant that we purchased in April 2000.

     During the current year, our DAP sales decreased 24% as compared to the prior year due to a 21% reduction in the average sales price and a 3% reduction in sales volumes. The decline in sales prices during the current year are attributable to the industry reaction to anticipated new supply in India and Australia. As a result, the industry experienced several shutdowns and curtailments in DAP production during the current year. We also curtailed our DAP production rates in October 1999 through mid-May 2000 to adjust to weaker export and domestic demand, resulting in lower sales volumes during the current year. We are currently operating at full capacity, but will continue to monitor market conditions to determine whether additional shutdowns or curtailments are advisable. In addition, in the prior year, we had 22 days of production downtime as well as approximately 54,000 tons of DAP inventory that was damaged as a result of Hurricane Georges.

     Our potash sales increased 5% during the current year as compared to the prior year as a result of a 10% increase in sales volumes which was partially offset by a 5% reduction in average sales prices. Sales volumes increased in the current year as a result of a strong Spring demand.

     COST OF PRODUCTS SOLD. Our cost of products sold increased to $465.7 million in fiscal 2000 from $420.6 million in fiscal 1999. As a percentage of net sales, cost of products sold increased to 96% in fiscal 2000 from 90% in fiscal 1999 due to lower DAP and potash sales prices and higher costs per ton for our nitrogen and potash products. These increases were partially offset by higher sales prices for most of our nitrogen products and lower costs per ton for DAP. Our nitrogen costs per ton increased primarily as a result of higher natural gas costs at our domestic production facilities in the current year. The average price of natural gas increased approximately 25% during the current year as compared to the prior year. These higher gas costs were partially offset by increased earnings at our joint venture ammonia plant in Trinidad. Our portion of the earnings from Farmland MissChem was $13.7 million for the current year as compared to $1.5 million in the prior year. Farmland MissChem's current year earnings included $3.4 million related to a business interruption claim for downtime that occurred in March and April of 1999. During the current year, we also recorded a gain of $4.5 million related to the unusually high recovery and sale of precious metals formerly used as catalysts during prior periods at our Yazoo City facility. DAP costs per ton decreased 6% during the current year as compared to the prior year primarily as a result of lower raw material costs for phosphate rock, sulfuric acid and sulfur. These lower costs were partially offset by higher conversion costs in the current year. Phosphate rock costs decreased due to the pricing formula in our phosphate rock supply contract that is based on the phosphate rock costs incurred by certain other domestic phosphate producers and the financial performance of our phosphate operations. DAP conversion costs were higher primarily as a result of reduced operating rates in the current year. Potash costs per ton increased 8% during the current year as compared to the prior year. This increase was primarily the result of higher production costs due to mining ore grades that are lower than projected by ore grade sampling.
Until we mine through these areas, we anticipate these higher production costs to continue. Additionally, we experienced higher natural gas costs at our potash production facilities in the current year which resulted in increased production costs.

     SELLING, GENERAL AND ADMINISTRATIVE. Our selling, general and administrative expenses decreased to $34.4 million in fiscal 2000, from $38.3 million in fiscal 1999. This decrease was primarily the result of lower advertising costs, professional consultant fees and employee incentives during the current year, partially offset by costs incurred in the current year related to the reorganization of our sales, marketing and distribution department. As a percentage of net sales, selling, general and administrative expenses decreased to 7% for the current year as compared to 8% for the prior year.

     OTHER OPERATING EXPENSES. Our other operating expenses increased to $4.7 million for fiscal 2000, from $576,000 for fiscal 1999. This increase was the result of idle plant costs incurred in the current year associated with the curtailment of production at our Donaldsonville, Louisiana, and Yazoo City, Mississippi, facilities. We curtailed ammonia production in Donaldsonville in August and September of the current fiscal year. As a result of record high natural gas prices, and in order to control inventory levels, we curtailed production of ammonium nitrate, nitrogen solutions and ammonia at our Yazoo City nitrogen facility during June of the current fiscal year.

     OPERATING (LOSS) INCOME. As a result of the above factors, we incurred an operating loss of $19.6 million for fiscal 2000, as compared to operating income of $8.5 million for fiscal 1999.

     INTEREST, NET. For fiscal 2000, our net interest expense increased to $27.1 million from $19.0 million in fiscal 1999. This increase was partially the result of no interest being capitalized in the current year, while interest costs of $3.9 million were capitalized during the prior year related to the completion of major construction projects. Higher average debt levels and higher average interest rates paid during the current year also contributed to our increased interest costs.

     GAIN ON INVOLUNTARY CONVERSION OF PROPERTY. During fiscal 1999, we recorded a $5.7 million gain on the involuntary conversion of property at our DAP facility in Pascagoula, Mississippi, damaged by Hurricane Georges. The gain was based on the difference in the carrying value of the assets damaged and the total insurance proceeds expected to be received.

     OTHER INCOME. For fiscal 2000, our other income increased to $2.0 million, compared to $1.0 million in fiscal 1999. This increase was primarily the result of recognizing a gain on the sale of our remaining minority interest in our former subsidiary, Newsprint South, Inc., which was carried at zero value on our balance sheet, and the related sale of land and technology utilized by Newsprint South, Inc. During the current year, we also had higher earnings at our unconsolidated affiliates.

     INCOME TAX BENEFIT. For fiscal 2000, our income tax benefit was $21.0 million, as compared to a $162,000 benefit for fiscal 1999. These income tax benefits are the result of our losses. During the current year, we also recorded a one-time benefit in the amount of $2.0 million related to settlement agreements made with the Internal Revenue Service related to an audit of fiscal years 1994, 1995 and 1996.

     NET LOSS. As a result of the foregoing, during the current year, we incurred a net loss of $23.7 million, as compared to a net loss of $3.6 million for the prior year.


FISCAL 1999 COMPARED TO FISCAL 1998

     NET SALES. Our net sales decreased 5% to $467.9 million in fiscal 1999 from $493.7 million in fiscal 1998. This decrease, primarily the result of lower sales prices in fiscal 1999 for our nitrogen products and lower sales volumes for our potash products, was partially offset by higher sales volumes for our nitrogen and DAP products. During fiscal 1999, our average sales prices for ammonia decreased 29%, ammonium nitrate decreased 14%, urea decreased 17% and nitrogen solutions decreased 14%, resulting in a 19% reduction in the weighted average sales price per ton of nitrogen when compared to fiscal 1998. Nitrogen fertilizer sales volumes increased 9% during fiscal 1999, primarily as a result of increased sales volumes for ammonia. Ammonia sales volumes increased 26% during fiscal 1999 due to the availability of additional tons for sale from Farmland MissChem. We purchase one-half of the total production from the Farmland MissChem plant. The increase was partially offset by lost production in fiscal 1999 associated with downtime at one of our ammonia plants located in Donaldsonville, Louisiana. During fiscal 1999, DAP sales increased 9% as compared to the prior year due to a 9% increase in sales volumes and a 1% increase in sales prices. DAP sales volumes increased as a result of additional tons available for sale through increased production in fiscal 1999 associated with an expansion completed in fiscal 1998. This increase was partially offset by lost production in fiscal 1999 as a result of damage to our DAP production facilities at Pascagoula, Mississippi, caused by Hurricane Georges in late September 1998. The plant did not produce for approximately 22 days during fiscal 1999, and approximately 54,000 tons of DAP inventory were damaged by the hurricane. Potash sales decreased 4% during fiscal 1999 as compared to fiscal 1998 as a result of a 10% decrease in sales volumes, partially offset by a 6% increase in sales prices. Sales volumes decreased in fiscal 1999, primarily as a result of (i) reduced Spring demand in fiscal 1999, (ii) reduced product availability due to suspension of operations at our Eddy Potash, Inc. ("Eddy") mine in December 1997, and (iii) lost production caused by downtime during the expansion completed in the third quarter of fiscal 1999.

     TRADING LOSS ON BROKERED PRODUCT. We did not engage in any brokering activities during fiscal 1999. During fiscal 1998, brokered ammonia sales of $18.5 million and purchases of $19.3 million resulted in a net trading loss of $820,000. We brokered approximately 142,000 short tons of ammonia during fiscal 1998.

     COST OF PRODUCTS SOLD. Our cost of products sold increased to $420.6 million in fiscal 1999 from $417.5 million in fiscal 1998. As a percentage of net sales, cost of products sold increased to 90% in fiscal 1999 from 85% in fiscal 1998, primarily as a result of lower sales prices for our nitrogen products. The increase in cost of products sold as a percentage of net sales was partially offset by lower nitrogen and DAP costs per ton during fiscal 1999. Our lower nitrogen costs per ton were achieved through lower costs for natural gas, maintenance and labor during fiscal 1999. During fiscal 1998, we incurred higher maintenance and labor costs as a result of scheduled maintenance shutdowns. These lower costs during fiscal 1999 were partially offset by higher depreciation following the completion of major construction projects at our Yazoo City, Mississippi, facilities. DAP costs per ton decreased 8% in fiscal 1999, primarily as a result of increased production associated with an expansion completed in April 1998, and lower raw material costs for ammonia and sulfur. These lower costs were partially offset by higher raw material costs for phosphate rock in fiscal 1999. Potash costs per ton increased 2% during fiscal 1999 as compared to fiscal 1998. This increase was primarily the result of lower production at our West mine. This lower production was the result of (i) losses from downtime associated with the expansion completed in our third fiscal quarter and (ii) declines in ore grade. The increase in costs per ton was partially offset by improved operations at our East mine and suspension of operations at our higher-cost Eddy mine in early December 1997.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased to $38.3 million in fiscal 1999 from $36.4 million in fiscal 1998. This increase, primarily the result of increased professional fees and advertising costs, was partially offset by decreased employee incentives related to our income levels. As a percentage of net sales, selling, general and administrative expenses increased to 8% in fiscal 1999 from 7% in fiscal 1998.

     OTHER OPERATING EXPENSES. Our other operating expenses were $576,000 in fiscal 1999, and $1.1 million in fiscal 1998. These amounts represented idle plant costs associated with the suspension of production operations at our Eddy mine in December 1997.

     OPERATING INCOME. As a result of the above factors, our operating income decreased to $8.5 million in fiscal 1999 from $37.9 million in fiscal 1998, a 78% decrease.

     INTEREST, NET. For fiscal 1999, our net interest expense increased to $19.0 million from $10.9 million in fiscal 1998. This increase was primarily due to less interest being capitalized as a result of the completion of major construction projects during fiscal 1999. We capitalized $3.9 million of interest costs in fiscal 1999 compared to $9.0 million in fiscal 1998. We also incurred additional interest costs resulting from slightly higher debt levels and interest rates during fiscal 1999.

     GAIN ON INVOLUNTARY CONVERSION OF PROPERTY. During fiscal 1999, we recorded a $5.7 million gain on the involuntary conversion of property at our DAP facilities in Pascagoula, Mississippi, damaged by Hurricane Georges. The gain was based on the difference in the carrying value of the assets damaged and the total insurance proceeds expected to be received.

     OTHER INCOME. For fiscal 1999, our other income decreased to $1.0 million compared to $12.3 million in fiscal 1998. This decrease was primarily the result of a $10.9 million gain in fiscal 1998 on the sale of our undeveloped phosphate rock property in Florida.

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


LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, we had cash and cash equivalents of $2.2 million compared to $1.6 million at June 30, 1999, an increase of approximately $600,000. At June 30, 1999, our cash and cash equivalents had decreased to $1.6 million from $3.9 million at June 30, 1998, a decrease of $2.3 million.

     OPERATING ACTIVITIES. Our net cash used in operating activities was $6.3 million in fiscal 2000. Our net cash provided by operating activities was $20.7 million in fiscal 1999 and $53.0 million in fiscal 1998.

     INVESTING ACTIVITIES. Our net cash used in investing activities was $12.5 million in fiscal 2000 and $98.3 million in fiscal 1998. Net cash provided by investing activities was $841,000 in fiscal 1999. Our fiscal 2000 capital expenditures were $21.0 million, which included approximately $4.2 million related to the completion of our nitrogen expansion project at our Yazoo City, Mississippi, facility. The remaining $16.8 million was used for normal improvements and modifications to our facilities, and for the purchase of our granular urea plant in Faustina, Louisiana. Our capital expenditures were $40.0 million in fiscal 1999 and $96.5 million in fiscal 1998. During fiscal 1999, we collected $54.6 million on a note receivable obtained during fiscal 1998 from the sale of our undeveloped phosphate rock property in Florida. Fiscal 1999 also included $5.0 million in disbursements, not reimbursed as of June 30, 1999, by insurance, from property damage caused by Hurricane Georges. Cash invested in Farmland MissChem was $3.4 million in fiscal 1999 and $4.5 million in fiscal 1998.

     FINANCING ACTIVITIES. Our net cash provided by financing activities was $19.4 million in fiscal 2000 and $41.0 million in fiscal 1998. Our net cash used in financing activities was $23.7 million in fiscal 1999. During the current year, amounts provided by financing activities included $24.4 million in net proceeds from borrowings, partially offset by $5.0 million paid in cash dividends. During fiscal 1999, amounts used in our financing activities included $14.1 million for the purchase of treasury stock and $10.6 million paid in cash dividends. These amounts were partially offset by $1.0 million in net proceeds from borrowings. During fiscal 1998, amounts provided by financing activities included $60.2 million in net proceeds from borrowings. These amounts were partially offset by $3.0 million for the purchase of treasury stock, $10.9 million paid in cash dividends, and $5.2 million in bond issuance costs.

     In August 1997, we issued $14.5 million in industrial revenue bonds, a portion of which were tax-exempt, to finance the development of our new phosphogypsum disposal facility at our Pascagoula, Mississippi, DAP manufacturing plant. On April 1, 1998, we issued $14.5 million in tax-exempt industrial revenue bonds, the proceeds of which were used to redeem the initial industrial revenue bonds issued in August 1997. The bonds issued on April 1, 1998, mature on March 1, 2022, and carry a 5.8% fixed rate. The bonds may be redeemed at our option at a premium from March 1, 2008, to February 28, 2010, and may be redeemed at face value at any time after February 28, 2010, through the maturity date.

     On November 25, 1997, we issued $200.0 million of 7.25% Senior Notes (the "Senior Notes") due November 15, 2017. The holders may elect to have the Senior Notes repaid on November 15, 2007. The Senior Notes were issued under a $300.0 million shelf registration statement filed with the Securities and Exchange Commission in November 1997.

     We have a secured revolving credit facility (the "Facility") with Harris Trust and Savings Bank and a syndicate of other commercial banks totaling $200.0 million. This facility matures on November 25, 2002, and bears interest at rates related to the Prime Rate, the London Interbank Offered Rate or the Federal Funds Rate. At June 30, 2000, we had a letter of credit outstanding in the amount of $9.7 million that lowers the Company's availability under the facility and borrowings outstanding in the amount of $116.2 million. We had $74.1 million available under the facility at June 30, 2000.

     During fiscal 2000, we modified the Facility in a manner that we believe, when combined with our operating cash flow, will satisfy our anticipated operating and capital requirements for at least the next twelve months and reduce the likelihood of noncompliance with the Facility's financial covenants. The modification included a change to the financial covenants that shifts the focus from our cash flow generation (which has been impaired by the current industry down-cycle) to our balance sheet by replacing the leverage covenant (which required us to maintain a threshold ratio of cash flow to total debt) with a debt to capital covenant (which prohibits us from exceeding a threshold ratio of debt to total capital). In addition, the interest coverage covenant and the tangible net worth requirement are less restrictive. Amounts outstanding under the Facility are subject to a requirement that the total amount outstanding under the Facility not exceed a certain asset value calculation. The modification permits quarterly cash dividends at our current level of $0.03 per common share if we maintain a certain ratio of earnings before interest, taxes, depreciation, and amortization to interest, prohibits us from repurchasing our shares outstanding, and has a limitation on capital expenditures by year. As part of the modification, the Facility lenders were granted security interests in substantially all of our assets, as allowed by the Indenture governing the Senior Notes. The modification increased our near-term borrowing spreads under the Facility by approximately 150 basis points during the current year as compared to the spreads in effect prior to modification.

     SUMMARY. Based on our current natural gas prices, we believe that our existing cash, cash generated from operations, and available credit facilities will be sufficient to satisfy our financing requirements for operations and capital projects through fiscal 2001. There has been unprecedented volatility in natural gas prices in recent months with our costs increasing 45% in the fourth quarter of the current year over the prior year fourth quarter. Significant additional increases in natural gas prices could have a material adverse impact on our liquidity. We estimate our capital expenditure requirements for fiscal 2001 to be approximately $28.0 million, which includes normal improvements and modifications to our facilities and will be funded with cash generated from operations and borrowings under our credit facilities.


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

The following tables present our selected unaudited quarterly results of operations for fiscal 2000, 1999 and 1998.

                                          Year Ending June 30, 2000
                               ----------------------------------------------
(In thousands,
  except per share data)         1st Q        2nd Q       3rd Q       4th Q
                               ----------------------------------------------
Net sales                      $ 96,998     $107,312    $129,660     $151,229

Operating (loss) income        $ (7,599)    $(10,599)   $ (4,187)    $  2,761

Net loss                       $ (5,552)    $(10,009)   $ (5,211)    $ (2,892)

Loss per share - basic (1)     $  (0.21)    $  (0.38)   $  (0.20)    $  (0.11)

Loss per share - diluted (1)   $  (0.21)    $  (0.38)   $  (0.20)    $  (0.11)

Weighted average common
  shares outstanding - basic     26,132       26,132      26,132       26,132

Weighted average common
   shares outstanding - diluted  26,132       26,132      26,132       26,132

Dividends paid per share       $   0.10     $   0.03    $   0.03     $   0.03

Common stock price range
     - high                    $  10.81     $   7.06    $  10.75     $   7.75
     - low                     $   6.19     $   4.56    $   6.50     $   2.94


                                         Year Ending June 30, 1999
                               ----------------------------------------------
(In thousands,
  except per share data)         1st Q      2nd Q       3rd Q        4th Q
                               ----------------------------------------------
Net sales                      $104,715     $ 94,839    $140,604     $127,741

Operating income (loss)        $ 10,990     $  3,090    $ (5,986)    $    362

Net income (loss)              $  4,221     $   (485)   $ (6,131)    $ (1,212)

Earnings (loss) per share -
  basic (1)                    $   0.16     $  (0.02)   $  (0.23)    $  (0.05)

Earnings (loss) per share -
  diluted (1)                  $   0.16     $  (0.02)   $  (0.23)    $  (0.05)

Weighted average common
  shares outstanding - basic     26,976       26,178      26,132       26,132

Weighted average common
   shares outstanding - diluted  26,976       26,178      26,132       26,132

Dividends paid per share       $   0.10     $   0.10    $   0.10     $   0.10

Common stock price range
     - high                    $  17.31     $  16.56    $  15.13     $  10.75
     - low                     $  11.50     $  11.00    $   9.38     $   8.13




                                          Year Ending June 30, 1998
                               ----------------------------------------------
(In thousands,
  except per share data)         1st Q       2nd Q      3rd Q        4th Q
                               ----------------------------------------------
Net sales                      $106,814     $113,634    $118,035     $155,232

Operating income               $  8,910     $  3,725    $  3,675     $ 21,626

Net income                     $  4,297     $    435    $    443     $ 17,799

Earnings per share -
  basic (1)                    $   0.16     $   0.02    $   0.02     $   0.65

Earnings per share -
  diluted (1)                  $   0.16     $   0.02    $   0.02     $   0.65

Weighted average common
  shares outstanding - basic     27,410       27,373      27,335       27,306

Weighted average common
   shares outstanding - diluted  27,457       27,409      27,366       27,328

Dividends paid per share        $  0.10      $  0.10     $  0.10      $  0.10

Common stock price range
     - high                     $ 22.19      $ 20.13     $ 20.19      $ 20.06
     - low                      $ 18.75      $ 16.75     $ 16.94      $ 15.06

[FN]
(1) Quarterly amounts do not add to the annual earnings per share because of changes in the number of outstanding shares during the year.

     Our common stock is traded on the New York Stock Exchange under the symbol "GRO." As of August 7, 2000, shareholders of record numbered approximately 14,110.


NEW ACCOUNTING PRONOUNCEMENTS

     On July 1, 1998, we adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. We did not have any components of other comprehensive income during fiscal 2000, 1999 or 1998.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards that require all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement was amended by SFAS No. 137 in June 1999 to change the effective date of implementation to fiscal years beginning after June 15, 2000. It was amended again in June 2000, by SFAS No. 138, to address certain issues causing implementation difficulties. On July 1, 2000, we adopted the provisions of SFAS No. 133, as amended. As of that date, our natural gas futures contracts, which are our primary derivative instruments, qualified as cash flow hedges and, accordingly, on July 1, 2000, we recognized an asset of $6.6 million, with a corresponding unrealized gain of $4.1 million, net of tax, as a component of equity and comprehensive income.

MARKET RISK

     We are exposed to market risk, including changes in natural gas prices and interest rates. To manage our natural gas price risks, we enter into derivative transactions. We do not hold or issue derivative financial instruments for trading purposes. We maintain formal policies with respect to entering into and monitoring derivative transactions. Our derivative transactions are intended to hedge our future natural gas costs. The volume of natural gas hedged varies from time to time based on management's judgment of market conditions, particularly natural gas prices and product prices. For more information about how we manage specific risk exposures, see Note 12 - Hedging Activities, and Note 5 - Credit Agreements and Long-Term Debt, in our Notes to Consolidated Financial Statements.

     We use natural gas futures contracts to reduce the impact of changes in natural gas prices. We prepared a sensitivity analysis to estimate our market risk exposure arising from these instruments. The fair value of open contracts was calculated by valuing each position using fiscal year end quoted market prices. Market risk is the potential loss in fair value as a result of a 10% adverse change in market prices. We estimate that such an adverse change in prices would have reduced the fair value of open contracts by $1.4 million at June 30, 2000, and $2.7 million at June 30, 1999.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates.


(Dollars in thousands, except interest rates)

                                 Maturity Date                        Fair Value
                 -----------------------------------------------  ------------------
                 2001  2002   2003   2004  2005 Thereafter  Total    2000    1999

                 -------------------------------------------------------------------
Long-term debt
--------------
  Fixed rate
   Principal
    amount (1)      -     -     -      -     -  $214,500  $214,500 $114,508 $195,786
   Weighted
    average
    interest rate   -     -     -      -     -     7.15%     7.15%
   Variable rate
    Principal
     amount (1)     -     - $116,197   -     -         -  $116,197 $116,197 $ 91,800
    Average
     interest
     rate (2)       -     -    9.66%   -     -         -     9.66%

[FN]

(1) The fair value of our long-term debt represents the discounted future cash flows of the instruments using current market rates.
(2) The average interest rate was based on June 30, 2000, variable rates. Actual rates could differ.

     The estimated fair value for our Senior Notes at June 30, 2000, was computed using current market quotes for securities similar to our Senior Notes. At June 30, 1999, the estimated fair value for our Senior Notes was computed using an interest rate equal to 2% above the effective yield on U. S. Treasury Notes with similar maturities. The estimated fair value for our industrial revenue bonds at June 30, 2000 and 1999 was computed using the effective yield on state and local bonds. At June 30, 2000, we believe that the fair value of our fixed rate, long-term debt has decreased from June 30, 1999, due to overall increases in interest rates for similar securities and the lower credit ratings on the Senior Notes.

     At June 30, 1999, we had outstanding interest rate swap agreements (the "Agreements") with commercial banks having total notional principal amounts of $40.7 million. We entered into these swap agreements to reduce the impact of changes in interest rates on our floating rate long-term debt. The Agreements effectively changed our interest rate exposure on a portion of our revolving credit facility from a variable rate to a fixed rate. The fair value, which represented the estimated cost to terminate the Agreements, was $427,000 at June 30, 1999. The Agreements matured in fiscal 2000.


FORWARD-LOOKING STATEMENTS

     Except for the historical statements and discussion contained herein, statements set forth in this report constitute "forward-looking statements." Since these forward-looking statements rely on a number of assumptions concerning future events, risks and other uncertainties that are beyond our ability to control, readers are cautioned that actual results may differ materially from such forward-looking statements. Future events, risks and uncertainties that could cause a material difference in such results include, but are not limited to, (i) the relative unpredictability of international and local economic conditions, (ii) changes in matters which affect the supply and demand of fertilizer products, (iii) weather, (iv) the volatility of the natural gas market, (v) environmental regulation, (vi) price competition from both domestic and international competitors, (vii) possible unscheduled plant outages and other operating difficulties, (viii) the relative value of the U.S. dollar and (ix) other important factors affecting the fertilizer industry and us as detailed under "Outlook and Uncertainties" and elsewhere in our most recent Annual Report on Form 10-K which is on file with the Securities and Exchange Commission.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE FISCAL YEARS ENDED JUNE 30, 2000, 1999 AND 1998

                         TOGETHER WITH AUDITORS' REPORT




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
   the Shareholders of
   Mississippi Chemical Corporation:

We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries (collectively, the "Company") as of June 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for the three years ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Farmland MissChem Limited, an investment which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The investment in Farmland MissChem Limited represents 9.3 percent and 7.5 percent of total assets as of June 30, 2000 and 1999, respectively. The statements of Farmland MissChem Limited were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Farmland MissChem Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the three years ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

Jackson, Mississippi,
  July 26, 2000

                        MISSISSIPPI CHEMICAL CORPORATION

                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)                                         June 30
                                                        ----------------------
                                  ASSETS                  2000          1999
                                                        --------      --------
CURRENT ASSETS:
       Cash and cash equivalents                        $  2,190      $  1,648
       Accounts receivable (less allowances
         of $2,068 and $2,043)                            62,080        43,780
       Inventories                                        72,517        76,924
       Income tax receivable                              10,080        18,189
       Insurance receivable                                3,094        11,310
       Prepaid expenses and other current assets           2,895         3,622
       Deferred income taxes                               3,404         3,286
                                                        --------      --------
                     Total current assets                156,260       158,759

INVESTMENTS IN AFFILIATES                                 89,508        77,020

OTHER ASSETS                                              11,888        19,263

PROPERTY, PLANT AND EQUIPMENT, AT COST,
  LESS ACCUMULATED DEPRECIATION,
  DEPLETION AND AMORTIZATION                             445,854       472,084

GOODWILL, NET OF ACCUMULATED AMORTIZATION                167,179       171,762
                                                        --------      --------
                                                        $870,689      $898,888


                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
       Accounts payable                                 $ 54,661      $ 60,935
       Accrued liabilities                                10,893        13,460
                                                        --------      --------
                     Total current liabilities            65,554        74,395

LONG-TERM DEBT                                           330,307       305,857

OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS           9,995         9,853

DEFERRED INCOME TAXES                                     73,235        88,555

COMMITMENTS AND CONTINGENCIES
  (SEE NOTES 3, 8, 12, 18, 19 AND 20)

SHAREHOLDERS' EQUITY:
       Common stock ($.01 par; authorized 100,000,000
         shares; issued 27,975,936)                          280           280
       Additional paid-in capital                        305,901       305,901
       Retained earnings                                 114,996       143,626
       Treasury stock, at cost (1,844,019 shares)        (29,579)      (29,579)
                                                        --------      --------
                     Total shareholders' equity          391,598       420,228
                                                        --------      --------
                                                        $870,689      $898,888

[FN]
The accompanying notes to consolidated financial statements are an integral part of these financial statements.


                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


(Dollars in thousands, except per share data)             Years Ended June 30
                                                  ------------------------------
                                                    2000       1999       1998
                                                  --------   --------   --------
REVENUES:
   Net sales                                      $485,199   $467,899   $493,712
   Trading loss on brokered product                   -          -          (820)
                                                  --------   --------   --------
                                                   485,199    467,899    492,892
OPERATING EXPENSES:
    Cost of products sold                          465,692    420,604    417,506
    Selling, general and administrative             34,386     38,264     36,368
    Other                                            4,745        576      1,082
                                                  --------   --------   --------
                                                   504,823    459,444    454,956
                                                  --------   --------   --------

OPERATING (LOSS) INCOME                            (19,624)     8,455     37,936

OTHER (EXPENSE) INCOME:
    Interest, net                                  (27,053)   (19,005)   (10,948)
    Gain on involuntary conversion of property        -         5,737       -
    Other                                            1,997      1,043     12,315
                                                  --------   --------   --------

(LOSS) INCOME BEFORE INCOME TAXES                  (44,680)    (3,770)    39,303

INCOME TAX (BENEFIT) EXPENSE                       (21,016)      (162)    16,329
                                                  --------   --------   --------

NET (LOSS) INCOME                                 $(23,664)  $ (3,608)  $ 22,974

(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED     $  (0.91)  $  (0.14)  $   0.84

[FN]
The accompanying notes to consolidated financial statements are an integral part of these financial statements.


                              MISSISSIPPI CHEMICAL CORPORATION
                                      AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(Dollars in thousands)               Additional
                             Common   Paid-in   Retained  Treasury
                             Stock    Capital   Earnings   Stock     Total
                             ------  ---------- --------  --------  --------
BALANCES, JUNE 30, 1997      $  280   $305,901  $145,827  $(12,579) $439,429
   Net income                   -         -       22,974      -       22,974
   Cash dividends paid
     ($0.40 per share)          -         -      (10,948)     -      (10,948)
   Treasury stock, net          -         -          (53)   (2,877)   (2,930)
                             ------   --------  --------  --------  --------
BALANCES, JUNE 30, 1999         280    305,901   157,800   (15,456)  448,525
   Net loss                    -          -       (3,608)     -       (3,608)
   Cash dividends paid
     ($0.40 per share)         -          -      (10,566)     -      (10,566)
   Treasury stock, net         -          -         -      (14,123)  (14,123)
                             ------   --------  --------  --------  --------
BALANCES, JUNE 30, 1999         280    305,901   143,626   (29,579)  420,228
   Net loss                    -          -      (23,664)     -      (23,664)
   Cash dividends paid
     ($0.19 per share)         -          -       (4,966)     -       (4,966)
                             ------   --------  --------  --------  --------
BALANCES, JUNE 30, 2000      $  280   $305,901  $114,996  $(29,579) $391,598



[FN]
The accompanying notes to consolidated financial statements are an integral part of these financial statements.


                                      MISSISSIPPI CHEMICAL CORPORATION
                                              AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS


(Dollars in thousands)                                 Years Ended June 30
                                                -------------------------------
                                                  2000        1999       1998
                                                --------    --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) income                             $(23,664)  $ (3,608)  $ 22,974
   Reconciliation of net (loss) income
     to net cash (used in) provided by
     operating activities:
   Net change in operating assets and liabilities  (2,302)   (30,781)    (4,781)
   Depreciation, depletion and amortization        47,113     42,400     37,228
   Equity earnings in unconsolidated affiliates   (12,848)      (920)       393
   Deferred income taxes                          (15,437)    16,984      5,958
   Gain on involuntary conversion of property        -        (5,737)      -
   Gain on sale of phosphate rock property           -          -       (10,867)
   Other                                              792      2,315      2,113
                                                 --------   --------   --------
NET CASH (USED IN) PROVIDED BY
  OPERATING ACTIVITIES                             (6,346)    20,653     53,018

                                                 --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment     (20,965)   (39,970)   (96,496)
   Investment in Farmland MissChem Limited           -        (3,358)    (4,508)
   Collection on note receivable                     -        54,625       -
   Disbursements for property damaged by
     hurricane, net of insurance proceeds            -        (4,954)      -
   Other                                            8,422     (5,502)     2,727
                                                 --------   --------   --------
NET CASH (USED IN) PROVIDED BY
  INVESTING ACTIVITIES                            (12,543)       841    (98,277)
                                                 --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Debt payments                                 (356,720)  (513,364)  (564,742)
   Debt proceeds                                  381,117    514,350    624,905
   Cash dividends paid                             (4,966)   (10,566)   (10,948)
   Purchase of treasury stock                        -       (14,123)    (3,027)
   Bond issuance costs                               -          -        (5,231)
                                                 --------   --------   --------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                             19,431    (23,703)    40,957
                                                 --------   --------   --------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                542     (2,209)    (4,302)

CASH AND CASH EQUIVALENTS -
  BEGINNING OF PERIOD                               1,648      3,857      8,159
                                                 --------   --------   --------
CASH AND CASH EQUIVALENTS -
  END OF PERIOD                                  $  2,190    $ 1,648   $  3,857



[FN]
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation and its subsidiaries (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

The Company produces and supplies a full product line of chemicals, including nitrogen, phosphate and potash, which are used primarily as fertilizers and for a broad range of industrial applications. The Company's principal nitrogen products include ammonia, fertilizer-grade ammonium nitrate, UAN solutions, and urea. The Company currently produces nitrogen products at its production facilities in Yazoo City, Mississippi, Donaldsonville, Louisiana, and Faustina,

Louisiana, and produces ammonia at its 50-50 joint venture in The Republic of Trinidad and Tobago. The Company distributes its nitrogen products to agricultural and industrial users primarily in the southern region of the United States. The Company produces diammonium phosphate ("DAP") at its facility in Pascagoula, Mississippi, and through the Phosphate Chemicals Export Association, Inc. ("PhosChem"), exports the majority of its production. The Company's mines and related facilities near Carlsbad, New Mexico, produce the Company's potash products. The majority of the Company's agricultural potash sales are in domestic markets in the southern and western regions of the United States. In addition, the Company produces several grades of potash that are purchased as a raw material by industrial users.


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost has been determined under a moving average cost method.


INVESTMENTS IN AFFILIATES

The Company's investments in affiliates primarily consist of an investment in a 50-50 ammonia production joint venture, Farmland MissChem Limited ("Farmland MissChem"), with Farmland Industries, Inc. (see Note 3). The Company has a separate 50-50 joint venture with Farmland Industries, Inc. that is responsible for the transportation of the ammonia produced at Farmland MissChem. In addition, the Company also has a 50% interest in an ammonia storage terminal in Pasadena, Texas.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation, depletion and amortization. Expenditures for major improvements are capitalized; expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of properties, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income. Depreciation of the Company's land improvements is based on the units-of-production method. The Company uses primarily the declining-balance method of depreciation for assets purchased through June 30, 1995. Effective July 1, 1995, the Company changed its method of depreciating newly acquired long-lived assets from the declining-balance method to the straight-line method. Depletion of mineral properties is provided using the units-of-production method over the estimated life of the reserves. Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets as follows:

                  Land improvements             20 years
                  Buildings                     5-45 years
                  Machinery and equipment       2-30 years

Interest costs attributable to major construction projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

The Company maintains replacement parts at its production facilities in order to minimize downtime in the event of a part failure. All parts that exceed a minimum value and are repairable are capitalized as property, plant and equipment and are depreciated over their estimated useful lives. Parts that do not exceed the minimum value or are not repairable are maintained as replacement parts and are included as inventory in the Company's current assets. These replacement parts are charged to cost of products sold as they are installed in the facility.


GOODWILL

Goodwill represents the excess of cost over the fair value of the net assets acquired by the Company in its December 1996 acquisition of the fertilizer operations of First Mississippi Corporation. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was approximately $16,139,000 and $11,556,000 at June 30, 2000 and 1999, respectively. The
Company continually evaluates the carrying value of its goodwill. Any impairment would be recognized when the expected future operating cash flows derived from its goodwill becomes less than its carrying value.


REVENUE RECOGNITION

Revenues are recognized as product is sold and title transfers to the customer.


HEDGING ACTIVITIES

The Company enters into futures contracts to protect future production costs against price fluctuations of natural gas, which is the primary raw material in nitrogen production. At the time the futures contracts are closed and the related natural gas is purchased, the Company records a gain or loss from the change in market value of such contracts as a component of cost of products sold.


INCOME TAXES

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and income tax basis of assets and liabilities using existing tax rates.


COMPREHENSIVE INCOME

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. The Company did not have any components of other comprehensive income during fiscal 2000, 1999 or 1998.


USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards that require all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement was amended by SFAS No. 137 in June 1999, to change the effective date of implementation to fiscal years beginning after June 15, 2000. It was amended again in June 2000, by SFAS No. 138, to address certain issues causing implementation difficulties. On July 1, 2000, the Company adopted the provisions of SFAS No. 133, as amended. As of that date, the Company's natural gas futures contracts, which are its primary derivative instruments, qualified as cash flow hedges and, accordingly, the Company recognized an asset of $6,631,000, with a corresponding unrealized gain of $4,149,000, net of tax, as a component of equity and comprehensive income.


RECLASSIFICATIONS

The Company has reclassified certain prior year information to conform to the current year's presentation.


NOTE 2 - INVENTORIES:

Inventories consisted of the following:

          (Dollars in thousands)                June 30
                                           -----------------
                                            2000      1999
                                           -------   -------
          Finished products                $28,015   $33,061
          Raw materials and supplies         7,180     7,993
          Replacement parts                 37,322    35,870
                                           -------   -------
                                           $72,517   $76,924


NOTE 3 - INVESTMENT IN FARMLAND MISSCHEM LIMITED:

The Company's 50-50 joint venture, Farmland MissChem, has constructed a 2,040 short-ton-per-day anhydrous ammonia plant located near Point Lisas, The Republic of Trinidad and Tobago. The plant was placed in service in late July 1998. The Company has a contractual obligation to purchase one-half of the ammonia, approximately 350,000 short tons per year, produced by Farmland MissChem. The Company uses its portion of the production from the new facility as a raw material for upgrading into finished fertilizer products at its existing facilities and for sales into world markets. The Company is accounting for its investment in Farmland MissChem using the equity method. At June 30, 2000, the Company's investment in Farmland MissChem was $80,619,000 and included $6,523,000 of capitalized interest. At June 30, 1999, the Company's investment in Farmland MissChem was $67,318,000 and included $6,884,000 of capitalized interest. Capitalized interest is being amortized over a 20-year period and represents a basis difference in the Company's investment reflected in its consolidated financial statements and its 50% equity reflected in Farmland MissChem's financial statements. Farmland MissChem's financial position as of June 30, 2000 and 1999, and its results of operations for the fiscal years ended June 30, 2000 and 1999, are summarized below:


Summarized Balance Sheet Information:
                                                June 30
                                          --------------------
                                            2000        1999
                                          --------    --------
     (Dollars in thousands)
      Current assets                      $ 51,929    $ 31,414
      Non-current assets                   294,316     306,779
      Current liabilities                   33,870      31,250
      Non-current liabilities              164,184     186,075
      Stockholders' equity                 148,191     120,868


Summarized Statement of Income Information:

                                          Years Ended June 30
                                          --------------------
                                            2000        1999
                                          --------    --------
     (Dollars in thousands)
      Revenues                            $ 79,687    $ 57,818
      Gross profit                          29,470      17,213
      Income from continuing operations
        before cumulative effect of change
        in accounting principle             27,323       7,315
      Net income                            27,323       2,992

On July 1, 1998, Farmland MissChem adopted SOP 98-5, which requires companies to expense, as incurred, all costs associated with start-up activities. Farmland MissChem expensed $4,323,000 in start-up costs as a cumulative effect of a change in accounting principle in its fiscal 1999 statement of income related to the pronouncement.


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consisted of the following:

     (Dollars in thousands)                      June 30

                                          --------------------
                                            2000        1999
                                          --------    --------
      Mineral properties                  $ 42,266    $ 42,266
      Land and land improvements            24,715      26,261
      Buildings                             51,113      50,162
      Machinery and equipment              724,410     707,836
      Construction in progress               4,364       8,781
                                          --------    --------
                                           846,868     835,306
      Less accumulated depreciation,
        depletion and amortization        (401,014)   (363,222)
                                          --------    --------
                                          $445,854    $472,084


NOTE 5 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

The Company and its subsidiaries have a revolving credit facility with Harris Trust and Savings Bank ("Harris") and a syndicate of other commercial banks totaling $200,000,000. The facility was unsecured at June 30, 1999. During fiscal 2000, the Company modified the facility to amend the financial covenants and to make other modifications. As part of the modifications, the banks were granted security interests in substantially all of the Company's assets, as allowed by the Indenture governing the Company's Senior Notes (as defined below). The modification increased the Company's borrowing spreads under the facility by approximately 150 basis points. The modification permits quarterly cash dividends at the current level of $0.03 per common share, but the Company must maintain a certain ratio of cash flow to interest. The modification also prohibits the Company from repurchasing any outstanding shares and has a limitation on capital expenditures by year. The facility has financial covenants that require that the Company maintain specified levels of tangible net worth, debt to capitalization, and cash flow to interest expense, as defined in the credit agreement, and as of June 30, 2000, the Company was in compliance with these covenants. Amounts outstanding under the facility are subject to a requirement that the total amount outstanding not exceed a certain asset value calculation. The facility has a five-year term and matures on November 25, 2002, and bears interest at rates related to the prime rate, the London Interbank Offered Rate or Federal Funds Rate. At June 30, 2000, the Company had a letter of credit outstanding in the amount of $9,673,000 that lowers the Company's availability under the facility, and borrowings outstanding in the amount of $116,197,000. The Company had $74,130,000 available under the facility at June 30, 2000.

On November 25, 1997, the Company issued $200,000,000 of 7.25% Senior Notes due November 15, 2017. The holders may elect to have the Senior Notes repaid on November 15, 2007. The Senior Notes were issued under a $300,000,000 shelf registration statement filed with the Securities and Exchange Commission in November 1997. The net proceeds from the issuance totaled $194,800,000 and were used to repay a portion of the outstanding indebtedness under the Company's revolving credit facility.

In August 1997, the Company issued $14,500,000 in industrial revenue bonds, a portion of which was tax-exempt, to finance the development of a new phosphogypsum disposal facility at its Pascagoula, Mississippi, DAP manufacturing plant. On April 1, 1998, the Company issued $14,500,000 in tax-exempt industrial revenue bonds, the proceeds of which were used to redeem the initial industrial revenue bonds issued in August 1997. The bonds issued on April 1, 1998, mature on March 1, 2022, and carry a 5.80% fixed rate of interest. The bonds may be redeemed at the Company's option at a premium from March 1, 2008 to February 28, 2010, and may be redeemed at face value at any time after February 28, 2010, through the maturity date.

Long-term debt consisted of the following:

     (Dollars in thousands)                      June 30
                                           -------------------
                                             2000       1999
                                           --------   --------
      Revolving credit facility
       (2000 - 9.66%; 1999 - 6.07%)        $116,197   $ 91,800
      Senior Notes, net of unamortized
        discount of $390 and $443 (7.25%)   199,610    199,557
      Industrial revenue bonds(5.80%)        14,500     14,500
                                           --------   --------
                                           $330,307   $305,857


The Company had no long-term debt due within one year at June 30, 2000 or June 30, 1999.

The estimated fair value of the Company's long-term debt at June 30, 2000 and 1999 was $230,705,000 and $287,586,000, respectively. The estimated fair value for the Company's Senior Notes at June 30, 2000 was computed using current market quotes for securities similar to the Company's Senior Notes, and the effective yield on state and local bonds for the Company's industrial revenue bonds. At June 30, 1999, the estimated fair value for the Company's Senior Notes was computed using an interest rate equal to 2% above the effective yield on U. S. Treasury Notes with similar maturities. The Company's revolving credit facilities carry variable interest rates and, therefore, the balances at June 30, 2000 and 1999 are representative of fair value.

At June 30, 1999, the Company had outstanding interest rate swap agreements (the "Agreements") with commercial banks having total notional principal amounts of $40,700,000. The Company entered into these swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. The Agreements effectively changed the Company's interest rate exposure on a portion of its revolving credit facility from a variable rate to a fixed rate. The fair value, which represented the estimated cost to terminate the Agreements, was $427,000 at June 30, 1999. The Agreements matured in fiscal 2000.


NOTE 6 - OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:

Other long-term liabilities and deferred credits consisted of the following:


     (Dollars in thousands)                           June 30
                                                -------------------
                                                  2000       1999
                                                -------     -------
      Accrual for closure of gypsum
        disposal area                           $ 8,798     $ 8,803

      Other                                       1,197       1,050
                                                -------     -------
                                                $ 9,995     $ 9,853


The Company anticipates beginning the closure of its existing phosphogypsum disposal facility located at Pascagoula, Mississippi, during calendar year 2001. Closure costs have been accrued over the estimated life of the disposal facility using the units-of-production method. Amounts accrued are recorded as a component of cost of products sold in the accompanying consolidated statements of income. The Company will continue to utilize the existing facility through the second half of calendar year 2001, at which time the new phosphogypsum disposal facility will be fully operational. The new disposal facility was completed in August 1998, at a cost of approximately $18,000,000.


NOTE 7 - SHAREHOLDERS' EQUITY:

At June 30, 2000, the Company had 100,000,000 authorized shares of common stock at a par value of $.01.

Common stock issued and outstanding consisted of the following:

      (Shares in thousands)                           Common
                                                      Stock
                                                      ------

      Shares outstanding, June 30, 1997               27,410
        Stock reissued                                     6
        Purchase of treasury stock                      (176)
                                                      ------
      Shares outstanding, June 30, 1998               27,240
        Purchase of treasury stock                    (1,108)
                                                      ------
      Shares outstanding, June 30, 1999               26,132
        Purchase of treasury stock                      -
                                                      ------
      Shares outstanding, June 30, 2000               26,132

In authorizations granted in May 1995, March 1996, and September 1998, the Board of Directors authorized the purchase of up to 8,000,000 shares of the Company's common stock in the open market, in privately negotiated transactions, or otherwise at prices and at times determined by the Company to be appropriate. As of October 31, 1998, the Company had repurchased a total of 3,700,009 shares pursuant to those authorizations. No shares have been repurchased since that date. The Company's current credit facility, as amended, prohibits any further repurchasing of shares.

The Company's Articles of Incorporation authorize the Board of Directors, at its discretion, to issue up to 500,000 shares of Preferred Stock, par value $.01 per share. The stock is issuable in classes or series that may vary as to certain rights and preferences. As of June 30, 2000, none of these shares were outstanding.


NOTE 8 - STOCK OPTIONS:

The Company maintains a stock incentive plan for certain officers and key employees and a stock option plan for nonemployee directors of the Company. Both plans have been approved by the Company's shareholders. Options may be granted under the provisions of the Company's plans to purchase common stock of the Company at a price not less than the fair market value on the date of grant. Stock options for officers and key employees are exercisable six months from the date of grant. Stock options for nonemployee directors become exercisable in installments beginning one year after the date of grant and become fully exercisable six years after the date of grant. All options expire 10 years from the date of grant. At June 30, 2000, 1999 and 1998, exercisable options were 1,101,614; 890,326 and 676,180, respectively. There were 2,289,695 shares available for option plan grants at June 30, 2000. The summary of stock option activity is shown below:

                                 Options            Weighted Average
                               Outstanding           Exercise Price
                               -----------          ----------------
June 30, 1997                    558,589                 $20.06
   Stock options granted         200,625                 $20.82
   Stock options exercised          -                       -
   Stock options canceled           -                       -
                                --------
June 30, 1998                    759,214                 $20.26
   Stock options granted         216,000                 $16.24
   Stock options exercised          -                       -
   Stock options canceled           -                       -
                               ---------

June 30, 1999                    975,214                 $19.37
   Stock options granted         423,000                 $ 9.87
   Stock options exercised         -                        -
   Stock options canceled          -                        -
                               ---------
June 30, 2000                  1,398,214                 $16.50

The following table summarizes information about stock options outstanding at June 30, 2000:

                                        Weighted Average
 Exercise Price         Options            Remaining          Weighted Average
     Range            Outstanding       Contractual Life       Exercise Price
---------------       -----------       ----------------      ----------------
    $ 9.87             423,000              9.0 Years              $ 9.87
$15.00 - $16.44        393,014              6.3                    $15.71
$18.22 - $21.00        361,796              6.7                    $20.55
    $23.96             220,404              5.4                    $23.96

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

The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:


(Dollars in thousands, except per share data)

                                                  June 30
                                     ---------------------------------
                                       2000        1999         1998
                                     --------    --------     --------
Net (loss) income
   As reported                       $(23,664)   $ (3,608)    $ 22,974
   Pro forma                         $(24,725)   $ (4,420)    $ 22,141

(Loss) earnings per share - basic
   As reported                       $  (0.91)   $  (0.14)    $   0.84
   Pro forma                         $  (0.95)   $  (0.17)    $   0.81

(Loss) earnings per share - diluted
   As reported                       $  (0.91)   $  (0.14)    $   0.84
   Pro forma                         $  (0.95)   $  (0.17)    $   0.81


In adopting SFAS No. 123, the Company utilized the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted using the following assumptions:

                                        2000        1999         1998
                                        ----        ----         ----
Expected option lives                 6 years     6 years      6 years
Risk-free interest rates                6.25%       5.80%        5.47%
Expected dividend yield                 1.19%       2.33%        1.99%
Expected volatility                       33%         33%          33%

Based on the results of the model, the fair value of the stock options issued on the date of grant are as follows:

                                              Weighted Average
                            Number              Grant Date
           Years            Issued          Fair Value per Option
           -----            ------          ---------------------
           2000            423,000                  $4.01
           1999            216,000                  $6.00
           1998            200,625                  $6.64



NOTE 9 - EARNINGS PER SHARE:

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

The number of shares used in the Company's basic and diluted earnings per share computations are as follows:

(Shares in thousands)                           Years Ended June 30
                                          ------------------------------
                                            2000       1999        1998
                                          -------    --------    -------
Weighted average common shares
  outstanding, net of treasury
  shares, for basic earnings
  per share                                26,132      26,392     27,355
Common stock equivalents for employee
  stock options                              -           -            35
                                           ------      ------     ------
Weighted average common shares
  outstanding for diluted earnings
  per share                                26,132      26,392     27,390

Options outstanding at June 30, 2000 and 1999 were not included in the computation of diluted earnings per share as a result of the options' exercise prices being greater than the average market price for common shares and, therefore, not dilutive.


NOTE 10 - SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products. They are managed separately because each business unit requires different technology and marketing strategies. As of June 30, 2000, the Company had three reportable segments: Nitrogen, Phosphate and Potash.
The Nitrogen segment produces ammonia, ammonium nitrate, urea, nitrogen solutions and nitric acid and distributes these products to fertilizer dealers and distributors and industrial users. The Phosphate segment produces DAP that is marketed to agricultural users primarily in international markets through a separate export association (as described below in this Note). Approximately 65% of the Company's DAP sales were made in international markets during fiscal 2000. The Potash segment mines and produces granular and standard potash products and distributes them to agricultural and industrial users.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market-based. The Other caption includes corporate and consolidating eliminations. The Company evaluates performance based on operating income of the respective business units.

Segment information consisted of the following:


(Dollars in thousands)
                                                      2000

                               ------------------------------------------------
                               Nitrogen  Phosphate  Potash     Other    Total
                               --------  ---------  ------   --------  --------
Net sales - external customers $291,352  $104,081  $ 89,766  $   -     $485,199
Net sales - intersegment         20,331        84      -      (20,415)     -
Operating (loss) income         (15,828)   (5,541)    4,037    (2,292)  (19,624)
Interest expense, net            11,229     3,861     5,614     6,349    27,053
Income tax benefit              (12,925)   (3,811)     (715)   (3,565)  (21,016)
Depreciation, depletion and
  amortization                   30,887     6,141     6,204     3,881    47,113
Capital expenditures             13,584     2,590     4,284       507    20,965
Total assets                    607,326    89,874   103,545    69,944   870,689


                                                     1999
                               ------------------------------------------------
                               Nitrogen  Phosphate  Potash     Other     Total
                               --------  ---------  -------  --------   --------
Net sales - external customers $245,394  $136,588  $ 85,917  $   -      $467,899
Net sales - intersegment         20,810        76      -      (20,886)      -
Operating (loss) income         (17,368)   16,660    12,416    (3,253)     8,455
Interest expense (income), net   15,841     3,257     5,092    (5,185)    19,005
Income tax (benefit) expense    (14,783)    7,386     2,654     4,581       (162)
Depreciation, depletion and
  amortization                   29,003     4,823     5,632     2,942     42,400
Capital expenditures             21,057     3,816    12,883     2,214     39,970
Total assets                    615,361   100,037   112,134    71,356    898,888



                                                    1998
                               ------------------------------------------------
                               Nitrogen  Phosphate  Potash     Other    Total
                               --------  ---------  ------   --------  --------
Net sales - external customers $278,781  $125,185  $ 89,746  $   -     $493,712
Net sales - intersegment         21,868        49      -      (21,917)     -
Operating income                 32,426     5,277    10,003    (9,770)   37,936
Interest expense (income), net   10,976     1,983     6,203    (8,214)   10,948
Income tax expense                8,341     1,361     1,402     5,225    16,329
Depreciation, depletion and
  amortization                   24,131     3,844     5,706     3,547    37,228
Capital expenditures             60,870    28,958     5,679       989    96,496
Total assets                    606,172    82,272   104,198   119,690   912,332

The following summarizes geographic information about the Company's net sales:

(Dollars in thousands)

                              2000        1999        1998
                            --------    --------    --------
United States               $466,836    $451,602    $478,112
Other                         18,363      16,297      15,600
                            --------    --------    --------
                            $485,199    $467,899    $493,712


Effective October 1, 1997, the Company became a member of PhosChem, a Webb-Pomerene corporation. Since becoming a member, all of the Company's phosphates segment sales into export markets, primarily Asia, are made through PhosChem. The Company ended its exclusive DAP marketing agreement with Atlantic Fertilizer & Chemical Corporation, who was the exclusive distributor of DAP produced by the Company's Pascagoula, Mississippi, facilities prior to October 1, 1997. During fiscal 2000, 1999 and 1998, sales to the Company's exclusive export distributors were $67,299,000, $86,306,000 and $98,145,000, respectively, and were recorded as domestic sales by the Company. The Company had no other customers that represented ten percent or more of its revenues during fiscal 2000, 1999 or 1998.

At June 30, 2000, 1999 and 1998, the Company had an investment in a 50-50 joint venture anhydrous ammonia plant located in The Republic of Trinidad and Tobago which amounted to $80,619,000, $67,318,000 and $62,794,000, respectively. All other long-lived assets of the Company are located in the United States.

A significant portion of the Company's trade receivables is due from entities that operate in the chemical fertilizer and farm supply industry. A continuation of the severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.


NOTE 11 - TRADING LOSS ON BROKERED PRODUCT:

During fiscal 1998, the Company brokered approximately 142,000 short tons of ammonia in the open market. Brokered ammonia sales of $18,494,000 and purchases of $19,314,000 resulted in an $820,000 net trading loss. This trading loss has been reflected in the accompanying consolidated statement of income for fiscal 1998. The Company did not engage in any brokering activities during fiscal 2000 or fiscal 1999.


NOTE 12 - HEDGING ACTIVITIES:

During fiscal 2000 and 1998, natural gas hedging activities resulted in average cost decreases of approximately $0.15 and $0.23 per MMBTU on volumes hedged of 35,490,000 and 23,730,000 MMBTUs, respectively. During fiscal 1999, natural gas hedging activities resulted in an average cost increase of approximately $0.22 per MMBTU on volumes hedged of 45,800,000. At June 30, 2000, the Company had open futures contracts covering a total volume of 3,200,000 MMBTUs with some contracts extending through July 2001. The net unrealized gain on these contracts at June 30, 2000 was $4,522,000. The risk associated with outstanding futures positions is directly related to increases or decreases in the prices of natural gas in relation to the contract prices.


NOTE 13 - INTEREST, NET:

Interest, net, consisted of the following:


    (Dollars in thousands)                Years Ended June 30
                                   --------------------------------
                                     2000        1999        1998
                                   --------    --------    --------
      Interest expense             $(27,271)   $(23,626)   $(21,518)
      Interest capitalized             -          3,861       8,975
      Interest income                   218         760       1,595
                                   --------    --------    --------

                                   $(27,053)   $(19,005)   $(10,948)


NOTE 14 - INVOLUNTARY CONVERSION OF PROPERTY:

On September 27, 1998, the Company's Pascagoula, Mississippi, DAP production facility was shut down as a result of damage caused by Hurricane Georges. The facility was shut down for 22 days, and approximately 54,000 tons of DAP inventory was damaged. The damaged property and inventory were insured, as were all business interruption losses in excess of ten days. During fiscal 1999, the Company recorded, as a component of its cost of products sold, net insurance proceeds for the damaged inventory of $1,402,000, and, as a component of other income, a net insurance recovery on the business interruption claim of $514,000. The Company treated the disposal of the damaged property, other than inventory, as an involuntary conversion and also recorded, as a component of other income, a gain of $5,737,000 based on the difference in the carrying value of those assets and the total insurance proceeds expected to be received. At June 30, 2000 and 1999, the Company had insurance receivables recorded on its consolidated balance sheets of $3,094,000 and $11,310,000, respectively, related to property damaged by Hurricane Georges.


NOTE 15 - OTHER:

In April 1998, the Company sold the remaining portion of its undeveloped phosphate rock property in Hardee County, Florida. As a result of the sale of the land, the Company recorded a net pre-tax gain of $10,867,000 as a component of other income in its fiscal 1998 consolidated statement of income.


NOTE 16 - INCOME TAXES:

The following is a summary of the components of the provision for income taxes:


    (Dollars in thousands)              Years Ended June 30
                                   -------------------------------
                                     2000        1999        1998
                                   --------    --------    -------
      Current:
          Federal                  $ (7,406)   $(14,305)   $ 9,350
          State                         173      (1,583)     1,021
                                   --------    --------    -------
                                     (7,233)    (15,888)    10,371
                                   --------    --------    -------
      Deferred:
          Federal                   (11,520)     14,159      5,345
          State                      (2,263)      1,567        613
                                    -------    --------    -------
                                    (13,783)     15,726      5,958
                                   --------    --------    -------
                                   $(21,016)   $   (162)   $16,329

The tax effect of the significant temporary differences and tax credit carryforwards at June 30 follows:


(Dollars in thousands)                     2000                     1999
                                   ---------------------    --------------------
                                   Current   Non-current    Current  Non-current
                                   -------   -----------    -------  -----------
Employee benefit obligations       $ 2,028     $      77    $ 2,192   $      81

Reserve for bad debts                  774          -           765        -
Employee post retirement               169         1,661         68       1,344
Accrual for closure of gypsum
  disposal area                       -            2,395      -           2,336
Loss carryforwards                    -           24,482      -            -
Other                                  433         1,539       261          257
                                   -------      --------   -------     --------
      Deferred tax assets            3,404        30,154     3,286        4,018
                                   -------      --------   -------     --------
Property, plant and equipment         -          (93,453)     -         (81,113)
Pension                               -             (804)     -          (1,597)
Capitalized interest on equity
  investments                         -           (2,442)     -          (1,504)
Other                                 -           (6,690)     -          (8,359)
                                   -------      --------   -------     --------
      Deferred tax liabilities        -         (103,389)     -         (92,573)
                                   -------      --------   -------     --------
Net deferred tax asset
  (liability)                      $ 3,404      $(73,235)  $ 3,286     $(88,555)

A reconciliation of the statutory rate for income taxes and the effective tax rate for the years ended June 30 follows:


(Dollars in thousands)         2000                 1999              1998
                         -----------------    -----------------  ---------------
                                    % of                % of             % of
                                  Earnings             Earnings         Earnings
                                   Before               Before           Before
                          Amount   Taxes      Amount    Taxes   Amount   Taxes

                          ------  --------    ------   -------  ------  --------
Income taxes computed
  at statutory rate      $(15,638) (35.0%)   $(1,320)   (35.0%) $13,756   35.0%
Increase (decrease) in
  taxes resulting from:
    State taxes, net       (1,358)  (3.0%)       (10)    (0.3%)   1,149    2.9%
    Non-deductible
      goodwill              1,604    3.6%      1,604     42.5%    1,604    4.1%
    Permanently reinvested
      foreign earnings     (4,782) (10.7%)      (524)   (13.9%)    -        -
    Other, net               (842)  (1.9%)        88      2.4%     (180)  (0.5%)
                         --------  ------    -------    ------  -------   -----
                         $(21,016) (47.0%)   $  (162)    (4.3%) $16,329   41.5%

The Company has federal and state loss carryforwards of approximately $62,663,000 and $83,970,000, respectively. The federal loss carryforwards expire in 2015. The state loss carryforwards expire between 2003 and 2015. No valuation allowances have been established.

Undistributed earnings of foreign subsidiaries and joint ventures aggregated $13,654,000 on June 30, 2000, which, under existing law, will not be subject to U.S. tax unless distributed as dividends, loaned to the Company or a U.S. affiliate, or the Company were to sell its interests in the subsidiaries and joint ventures. Since the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, any taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

Income taxes have been settled with the Internal Revenue Service ("IRS") for all years through June 30, 1996. The IRS is currently conducting its field examination of the Company's U.S. income tax returns for fiscal years 1997-1999. The Company believes any adjustments that might be required will not be material to the Company's financial position or results of operations.


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

The following tables, prepared in accordance with SFAS No. 132, set forth pension benefit obligations and plan assets for the Company's defined benefit pension plan, based on an April 1 measurement date, as of June 30:


(Dollars in thousands)
                                                      2000          1999
                                                    --------      --------
Change in benefit obligation
----------------------------
   Benefit obligation at beginning of year          $108,917      $101,649
   Service cost                                        4,570         4,231
   Interest cost                                       7,731         7,215
   Actuarial (gain) loss                              (3,823)          313
   Benefit payments                                   (6,022)       (4,491)
                                                    --------      --------
          Benefit obligation at end of year          111,373       108,917
                                                    --------      --------
Change in plan assets
---------------------
   Fair value of plan assets at beginning of year    115,888       115,162
   Actual return on plan assets                       16,369         5,413
   Employer contributions                                500           500
   Benefit payments                                   (6,022)       (4,491)
   Expenses                                             (721)         (696)
                                                    --------      --------
       Fair value of plan assets at end of year      126,014       115,888
                                                    --------      --------

Funded status                                         14,641         6,971
Unrecognized transition asset                         (1,660)       (2,366)
Unrecognized prior service cost                        5,271         5,703
Unrecognized net gain                                (15,796)       (5,887)
                                                    --------      --------
          Prepaid pension cost                      $  2,456      $  4,421


The following assumptions were used to measure net periodic pension expense for the plans for fiscal years ended June 30:

                                                 2000      1999      1998
                                                 ----      ----      ----
      Discount rate                              7.25%     7.25%     7.25%
      Expected long-term rate of return
        on assets                                8.50%     8.50%     8.50%
      Average increase in compensation
            levels                               5.00%     5.00%     5.00%

Net periodic pension expense includes the following components:


(Dollars in thousands)                 Years Ended June 30
                                 ----------------------------
                                   2000      1999       1998
                                 -------   -------    -------
Service cost - benefits earned
  during the period              $ 4,570   $ 4,231    $ 3,708
Interest cost on projected
  benefit obligations              7,731     7,215      6,888
Expected return on plan assets    (9,562)   (9,521)    (7,777)
Net amortization                    (274)     (274)      (274)
                                 -------   -------    -------
Net periodic pension expense     $ 2,465   $ 1,651    $ 2,545


The Company also has contributory thrift plans covering substantially all regular full-time employees who have elected to participate in the plans. Under the plans, the Company matches a certain percentage of each employee's contributions to the plan up to a maximum percentage of the employee's base compensation. Company contributions totaled approximately $1,582,000 in fiscal 2000, $1,554,000 in fiscal 1999, and $1,529,000 in fiscal 1998.

The Company has no material post-retirement benefit obligations.


NOTE 18 - LEASE COMMITMENTS:

The Company has commitments under operating leases for equipment and storage warehouses. The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of June 30, 2000:

          (Dollars in thousands)

          Years Ending June 30                         Amount
          --------------------                         ------
                  2001                                $ 2,956
                  2002                                  2,199
                  2003                                  1,932
                  2004                                  1,437
                  2005                                    971
                  Thereafter                              872
                                                      -------

                                                      $10,367

Rental expense for all operating leases was $6,142,000 for fiscal 2000, $6,823,000 for fiscal 1999, and $3,876,000 for fiscal 1998.


NOTE 19 - COMMITMENTS AND CONTINGENCIES:

On August 31, 1995, the Company filed suit in federal court in Mississippi against Terra International, Inc. ("Terra"), seeking a declaratory judgment and other relief, establishing that certain technology relating to the design of an ammonium nitrate neutralizer which the Company licensed to Terra is not defective and was not the cause of an explosion which occurred in 1994 at Terra's Port Neal, Iowa, fertilizer facility. The Company sought an unspecified amount of monetary damages for defamation based on Terra's public statement related to the Company's alleged role in the explosion. Also, on August 31, 1995, Terra and its property insurers filed suit in federal court in Iowa against the Company seeking to recover a total of approximately $300,000,000 in property damage, lost profits and other out-of-pocket expenses allegedly caused by the explosion. Terra alleged that the ammonium nitrate neutralizer technology licensed to Terra was defectively designed by the Company and that the design defect caused the Port Neal explosion. It was ultimately determined that the Mississippi federal district court was the proper venue to resolve all issues between the parties related to the Port Neal explosion. A global settlement was reached which was tied to the decision of a court appointed expert. In August 2000, the expert rendered a decision favorable to the Company, resulting in the dismissal of the Terra claims with prejudice and the Company taking a judgment against Terra for $18,000,000, the bulk of which is collectible only from Terra's insurers who have not yet admitted coverage for the claim. At June 30, 2000, the Company had not reflected any effect of this favorable outcome in its accompanying financial statements.

The Company, in the ordinary course of its business, is the subject of, or a party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the financial position or the future earnings of the Company.

The Company encourages officers to purchase target levels of stock in the Company. To facilitate that process, the Company has arranged unsecured credit lines at market rates for each officer with a commercial lending institution. The Company guarantees payment of these loans in the event of default. The total amount outstanding on these loans at June 30, 2000 was less than $500,000.


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


NOTE 21 - SUPPLEMENTAL CASH FLOW INFORMATION:

The Company considers its holdings of highly liquid money market debt securities to be cash equivalents if the securities mature within 90 days from the date of purchase. The Company had no short-term investments at June 30, 2000 or 1999. The Company had short-term investments of $1,600,000 at June 30, 1998.

The (decrease) increase in cash due to the changes in operating assets and liabilities consisted of the following:


    (Dollars in thousands)                    Years Ended June 30
                                       ---------------------------------
                                         2000         1999        1998
                                       --------     --------     -------
      Receivables                      $ (1,975)    $(16,793)    $11,563
      Inventories                         4,407      (11,495)      3,881
      Prepaid expenses and other
        current assets                      727        3,014      (1,763)
      Accounts payable                   (2,894)        (535)    (16,445)
      Accrued liabilities                (2,567)      (4,972)     (2,017)
                                       --------     --------     -------
                                       $ (2,302)    $(30,781)    $(4,781)

During fiscal 2000, the Company received net tax refunds of $13,883,000. During fiscal 1999 and 1998, the Company paid income taxes of $4,589,000 and $11,242,000, respectively. Payments of interest, net of amounts capitalized, were $24,964,000 in fiscal 2000, $18,098,000 in fiscal 1999, and $10,021,000 in fiscal 1998.

Supplemental disclosures regarding non-cash financing and investing activities include the following:


     (Dollars in thousands)                   Years Ended June 30
                                         -------------------------------
                                           2000      1999         1998
                                         -------    -------      -------
      Property held for sale
        converted to note receivable     $  -       $   -        $54,625


NOTE 22 - GUARANTOR SUBSIDIARIES:

Payment obligations under the Company's 7.25% Senior Notes, due November 15, 2017, issued pursuant to that certain indenture, dated as of November 25, 1997, are fully and unconditionally guaranteed on a joint and several basis by Mississippi Nitrogen, Inc., and MissChem Nitrogen, L.L.C. (the "Guarantor Subsidiaries"), the Company's wholly owned direct subsidiary and wholly owned indirect subsidiary, respectively. Condensed consolidating financial information regarding the parent company, Guarantor Subsidiaries and non-guarantor subsidiaries for June 30, 2000 and 1999 is presented below for purposes of complying with the reporting requirements of the Guarantor Subsidiaries. Separate financial statements of the Guarantor Subsidiaries are not presented because the Company does not believe that separate financial statements are material to investors.


                  CONDENSED CONSOLIDATING STATEMENT OF INCOME

                                     Year Ended June 30, 2000
--------------------------------------------------------------------------------
                    Parent    Guarantor   Non-Guarantor
(In thousands)      Company  Subsidiaries Subsidiaries Eliminations Consolidated
--------------------------------------------------------------------------------
Revenues:
  Net sales         $  -      $136,808      $490,273    $(141,882)    $485,199

Operating expenses:
  Cost of products
    sold               -       151,689       455,507    (141,504)      465,692
  Selling, general and
    administrative    2,247      3,928        28,211        -           34,386
  Other                -         1,745         3,000        -            4,745
                   --------   --------      --------    --------      --------
                      2,247    157,362       486,718    (141,504)      504,823
                   --------   --------      --------    --------      --------

Operating (loss)
  income             (2,247)   (20,554)        3,555        (378)      (19,624)

Other (expense)
  income:
    Interest, net    (25,842)  (11,641)       10,430         -         (27,053)
    Other              3,741     8,640          (564)      (9,820)       1,997
                     -------   -------       -------     --------     --------
(Loss) income before
  income taxes       (24,348)  (23,555)       13,421      (10,198)     (44,680)

Income tax (benefit)
  expense               (684)    1,200       (11,074)     (10,458)     (21,016)
                    --------  --------      --------     --------     --------
Net (loss) income   $(23,664) $(24,755)     $ 24,495     $    260     $(23,664)
                    ========  ========      ========     ========     ========


                  CONDENSED CONSOLIDATING STATEMENT OF INCOME

                                     Year Ended June 30, 1999
--------------------------------------------------------------------------------
                     Parent   Guarantor   Non-Guarantor
(In thousands)       Company Subsidiaries Subsidiaries Eliminations Consolidated
--------------------------------------------------------------------------------
Revenues:
  Net sales           $  -     $127,911      $475,532    $(135,544)   $467,899

Operating expenses:
  Cost of products sold  -      130,925       431,989     (142,310)    420,604
  Selling, general and
    administrative      3,704     6,584        27,829          147      38,264
  Other                  -         -              576         -            576
                      -------  --------      --------    ---------    --------
                        3,704   137,509       460,394     (142,163)    459,444
                      -------  --------      --------    ---------    --------

Operating (loss)

  income               (3,704)   (9,598)       15,138        6,619       8,455

Other (expense) income:
  Interest, net       (12,495)   (5,614)         (896)        -        (19,005)
  Other                 8,130   (12,307)        6,746        4,211       6,780
                      -------   -------      --------     --------    --------
(Loss) income before
  income taxes         (8,069)  (27,519)       20,988       10,830      (3,770)

Income tax (benefit)
  expense              (4,461)   (4,344)        6,299        2,344        (162)
                     --------  --------     ---------     --------    --------
Net (loss) income    $ (3,608) $(23,175)    $  14,689     $  8,486    $ (3,608)
                     ========  ========     =========     ========    ========


                        CONDENSED CONSOLIDATING STATEMENT OF INCOME

                                      Year Ended June 30, 1998
--------------------------------------------------------------------------------
                    Parent   Guarantor   Non-Guarantor
(In thousands)      Company Subsidiaries Subsidiaries  Eliminations Consolidated
--------------------------------------------------------------------------------
Revenues:
  Net sales         $  -      $114,793     $541,660     $(162,741)    $493,712
  Trading loss on
    brokered product   -          -            (820)         -            (820)
                    --------  --------     --------     ---------     --------
                       -       114,793      540,840      (162,741)     492,892

Operating expenses:
  Cost of products
    sold               -        97,352      477,543      (157,389)     417,506
  Selling, general and
    administrative    4,154      7,385       24,681           148       36,368
  Other                -          -           1,082          -           1,082
                    -------   --------     --------     ---------     --------
                      4,154    104,737      503,306      (157,241)     454,956
                    -------   --------     --------     ---------     --------

Operating (loss)
  income             (4,154)    10,056       37,534        (5,500)      37,936

Other (expense)
  income:
   Interest, net     (2,501)    (1,123)      (7,324)         -         (10,948)
   Other             31,425     10,829        2,575       (32,514)      12,315
                   --------   --------     --------      --------     --------
Income before
  income taxes       24,770     19,762       32,785       (38,014)      39,303

Income tax expense    1,796      4,337       10,807          (611)      16,329
                   --------   --------     --------      --------     --------
Net income         $ 22,974   $ 15,425     $ 21,978      $(37,403)    $ 22,974
                   ========   ========     ========      ========     ========

                                 CONDENSED CONSOLIDATING BALANCE SHEET

                                        June 30, 2000
-------------------------------------------------------------------------------
                   Parent   Guarantor   Non-Guarantor
(In thousands)     Company Subsidiaries  Subsidiaries Eliminations Consolidated
-------------------------------------------------------------------------------

Current assets:
  Cash and cash
    equivalents    $  2,085  $     17      $     88    $      -     $   2,190
  Receivables, net    1,556    11,139        93,407        (30,848)    75,254
  Inventories          -       22,858        50,056           (397)    72,517
  Prepaid expenses
    and other
    current assets    2,473     1,321         6,360         (3,855)     6,299
                   --------  --------      --------    -----------  ---------
  Total current
    assets            6,114    35,335       149,911        (35,100)   156,260

Investments in
  affiliates        713,724   350,635        72,776     (1,047,627)    89,508
Other assets        134,530         5       252,267       (374,914)    11,888
Property, plant and
  equipment, net     12,296   148,828       284,730           -       445,854
Goodwill, net          -         -          167,179           -       167,179
                   --------  --------      --------   -----------    --------
     Total assets  $866,664  $534,803      $926,863   $(1,457,641)   $870,689
                   ========  ========      ========   ===========    ========

Current liabilities:
  Accounts payable $ 36,857  $ 11,404      $ 58,375   $   (51,975)   $ 54,661
  Accrued
    liabilities       7,254     3,028         5,879        (5,268)     10,893
                   --------  --------      --------   -----------    --------
  Total current
    liabilities      44,111    14,432        64,254       (57,243)     65,554

Long-term debt      315,806   137,937       127,553      (250,989)    330,307
Other long-term
  liabilities and
  deferred credits  115,149    31,266        62,079      (125,264)     83,230

Shareholders' equity:
  Common stock          280         1        58,941       (58,942)        280
  Additional paid-in
    capital         305,901   324,715       545,069      (869,784)    305,901
  Retained earnings 114,996    26,452        68,967       (95,419)    114,996
  Treasury stock,
    at cost         (29,579)     -             -             -        (29,579)
                   --------  --------     --------    -----------    --------
  Total shareholders'
    equity          391,598   351,168      672,977     (1,024,145)    391,598
                   --------  --------     --------    -----------    --------
      Total
        liabilities
        and share-
        holders'
        equity     $866,664  $534,803     $926,863    $(1,457,641)   $870,689
                   ========  ========     ========    ===========    ========


                             CONDENSED CONSOLIDATING BALANCE SHEET

                                      June 30, 1999
--------------------------------------------------------------------------------
                     Parent   Guarantor   Non-Guarantor
(In thousands)       Company Subsidiaries Subsidiaries Eliminations Consolidated
--------------------------------------------------------------------------------
Current assets:
  Cash and cash
    equivalents      $    244   $     21    $  1,383    $     -        $  1,648
  Receivables, net     19,210      7,792      83,819       (37,542)      73,279
  Inventories            -        19,629      57,076           219       76,924
  Prepaid expenses
    and other
    current assets      3,994          5       5,901        (2,992)       6,908
                     --------   --------    --------    ----------     --------
  Total current
    assets             23,448     27,447     148,179       (40,315)     158,759

Investments in
  affiliates          698,210    343,951      59,123    (1,024,264)      77,020

Other assets          110,538       -        223,966      (315,241)      19,263
Property, plant and
   equipment, net      13,764    159,274     299,046          -         472,084
Goodwill, net            -          -        171,762          -         171,762
                     --------   --------    --------   -----------     --------
      Total assets   $845,960   $530,672    $902,076   $(1,379,820)    $898,888
                     ========   ========    ========   ===========     ========

Current liabilities:
  Accounts payable   $ 20,417   $ 13,402    $ 69,993   $   (42,877)    $ 60,935
  Accrued liabilities   7,355       -          9,177        (3,072)      13,460
                     --------   --------    --------   -----------      --------
    Total current
      liabilities      27,772     13,402      79,170       (45,949)      74,395

Long-term debt        385,604    114,653     111,079      (305,479)     305,857
Other long-term
  liabilities and
  deferred credits     12,356     26,694      63,267        (3,909)      98,408

Shareholders' equity:
  Common stock            280          1      58,941       (58,942)         280
  Additional paid-in
    capital           305,901    324,715     544,974      (869,689)     305,901
  Retained earnings   143,626     51,207      44,645       (95,852)     143,626
  Treasury stock,
    at cost           (29,579)      -           -             -         (29,579)
                     --------   --------    --------   -----------      --------
  Total shareholders'
      equity          420,228    375,923     648,560    (1,024,483)      420,228
                     --------   --------    --------   -----------      --------
     Total liabilities
       and share-
       holders'
       equity        $845,960   $530,672    $902,076   $(1,379,820)     $898,888
                     ========   ========    ========   ===========      ========




                        CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                Year Ended June 30, 2000
--------------------------------------------------------------------------------
                      Parent  Guarantor  Non-Guarantor
(In thousands)       Company Subsidiaries Subsidiaries Eliminations Consolidated
--------------------------------------------------------------------------------
Cash flows from operating
  activities:
   Net (loss) income $ (23,664) $ (24,755)   $ 24,495    $    260   $(23,664)
  Reconciliation of
    net (loss) income
    to net cash (used
    in) provided by
    operating
    activities:
       Net change in
         operating
         assets and
         liabilities   32,765       6,499     (16,8780     (24,688)     (2,302)
       Depreciation,
         depletion and
         amortization   3,875      12,183       31,055        -         47,113
       Equity earnings
         in unconsoli-
         dated affi-
         liates       (15,953)     (6,683)     (13,654)     23,442     (12,848)
       Deferred income
         taxes and
         other        (18,260)      3,343         (541)        813     (14,645)
                     --------     -------     --------    --------    --------
Net cash (used in)
  provided by
  operating
  activities          (21,237)     (9,413)      24,477        (173)     (6,346)
                     --------     -------     --------    --------    --------
Cash flows from
  investing activities:
    Purchases of
      property, plant
      and equipment      (505)     (5,637)     (14,823)       -        (20,965)
    Other                  20           4        8,398        -          8,422
                      -------    --------     --------    --------    --------
Net cash used in
  investing activities   (485)     (5,633)      (6,425)       -        (12,543)
                      -------    --------     --------    --------    --------
Cash flows from
  financing activities:
    Net change in
      affiliate notes   4,132      15,042      (19,174)      -            -
    Debt payments    (356,720)       -            -          -        (356,720)
    Debt proceeds     381,117        -            -          -         381,117
    Cash dividends
      paid             (4,966)       -            (173)       173       (4,966)
                     --------    --------    ---------   --------     --------
Net cash  provided by
  (used in) financing
  activities           23,563      15,042      (19,347)       173       19,431
                     --------    --------    ---------   --------     --------
Net increase (decrease)
  in cash and cash
  equivalents           1,841          (4)      (1,295)      -             542

Cash and cash
  equivalents -
  beginning of
  period                  244          21        1,383       -           1,648
                      -------    --------     --------   --------     --------
Cash and cash
  equivalents - end
  of period           $ 2,085    $     17     $     88   $   -        $  2,190
                      =======    ========     ========   ========     ========



                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                     Year Ended June 30, 1999
--------------------------------------------------------------------------------
                    Parent   Guarantor   Non-Guarantor
(In thousands)      Company Subsidiaries  Subsidiaries Eliminations Consolidated
--------------------------------------------------------------------------------
Cash flows from
  operating activities:
    Net (loss)
      income        $ (3,608)  $(23,175)    $ 14,689     $ 8,486      $ (3,608)
    Reconciliation
      of net (loss)
      income to net
      cash (used in)
      provided by
      operating
      activities:
       Net change in
         operating
         assets and
         liabilities  (17,066)   (6,017)        (117)     (7,581)      (30,781)
       Depreciation,
         depletion and
         amortization   2,942     9,680       30,082        (304)       42,400
       Equity earnings
         in unconsoli-
         dated
         affiliates    (9,575)   13,419         -         (4,764)         (920)
       Gain on
         involuntary
         conversion of
         property        -         -          (5,737)       -           (5,737)
       Deferred income
         taxes and
         other          6,570    11,518        4,317      (3,106)       19,299
                     --------  --------     --------    --------      --------
Net cash (used in)
  provided by
  operating
  activities          (20,737)    5,425       43,234      (7,269)       20,653
                     --------  --------     --------    --------      --------
Cash flows from
  investing activities:
    Purchases of
      property, plant
      and equipment    (2,214)  (13,512)     (24,244)       -          (39,970)
    Investment in
      affiliates      (10,627)     -            -          7,269        (3,358)
    Collection on note
      receivable       54,625      -            -           -           54,625
    Disbursements for
      property damaged
      by hurricane, net
      of insurance
      proceeds           -         -          (4,954)       -           (4,954)
    Other                -         -          (5,502)       -           (5,502)
                     --------  --------     --------    --------      --------
Net cash provided by
  (used in) investing
  activities           41,784   (13,512)     (34,700)      7,269           841
                     --------  --------     --------    --------      --------
Cash flows from
  financing activities:
    Net change in
      affiliate notes     284     8,087       (8,371)       -             -
    Debt payments    (513,364)     -            -           -         (513,364)
    Debt proceeds     514,350      -            -           -          514,350
    Cash dividends
      paid            (10,566)     -            -           -          (10,566)
    Purchase of
      treasury stock  (14,123)     -            -           -          (14,123)
                     --------  --------    ---------    --------      --------
Net cash (used in)
  provided by
  financing
  activities          (23,419)    8,087       (8,371)       -          (23,703)
                     --------  --------    ---------    --------      --------
Net (decrease)
  increase in cash
  and cash
  equivalents          (2,372)     -             163        -           (2,209)

Cash and cash
  equivalents -
  beginning of period   2,616         21       1,220        -            3,857
                     --------   --------    --------    --------      --------
Cash and cash
  equivalents -
  end of period      $    244   $     21    $  1,383    $   -         $  1,648
                     ========   ========    ========    ========      ========


                          CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                     Year Ended June 30, 1998
--------------------------------------------------------------------------------
                    Parent   Guarantor   Non-Guarantor
(In thousands)      Company Subsidiaries Subsidiaries  Eliminations Consolidated
--------------------------------------------------------------------------------
Cash flows from
  operating activities:
    Net income      $ 22,974   $ 15,425     $ 21,978     $(37,403)    $ 22,974
    Reconciliation
    of net income to
    net cash provided
    by operating
    activities:
      Net change in
        operating
        assets and
        liabilities    3,467      7,788       20,178      (36,214)      (4,781)
      Depreciation,
        depletion and
        amortization   3,547      6,317       26,651          713       37,228
      Equity earnings
        in unconsoli-
        dated
        affiliates   (20,767)   (11,347)         (85)      32,592          393
      Deferred income
        taxes and
        other         (6,103)     2,932        5,747       (5,372)      (2,796)
                    --------   --------     --------     --------     --------
Net cash provided by
  operating
  activities           3,118     21,115       74,469      (45,684)      53,018
                    --------   --------     --------     --------     --------
Cash flows from
  investing
  activities:
    Purchases of
      property, plant
      and equipment     (989)   (48,801)     (46,706)        -         (96,496)
    Investment in
      affiliates    (160,554)      -         110,362       45,684       (4,508)
    Other              3,899       -          (1,172)        -           2,727
                    --------   --------     --------     --------     --------
Net cash (used in)
  provided by
  investing
  activities        (157,644)   (48,801)      62,484       45,684      (98,277)
                    --------   --------     --------     --------     --------
Cash flows from
  financing
  activities:
    Net change in
      affiliate
      notes         (25,813)    27,686       (1,873)        -            -
    Debt payments  (399,600)      -        (165,142)        -        (564,742)
    Debt proceeds   595,874       -          29,031         -         624,905
    Cash dividend
      paid          (10,948)      -            -            -         (10,948)
    Purchase of
      treasury stock (3,027)      -            -            -          (3,027)
    Bond issuance
      costs          (4,819)      -         (412)           -          (5,231)
                   --------   --------  --------       ---------     --------
Net cash provided by
   (used in)
   financing
   activities       151,667     27,686  (138,396)           -          40,957
                   --------   --------  --------       ---------     --------
Net decrease in
  cash and cash
  equivalents        (2,859)      -       (1,443)           -          (4,302)

Cash and cash
  equivalents -
  beginning of
  period              5,475          21    2,663            -           8,159
                   --------    --------  -------      ----------     --------
Cash and cash
  equivalents -
  end of period    $  2,616    $     21  $ 1,220      $    -         $  3,857
                   ========    ========  =======      ==========     ========
